PROSPECTUS

OCTOBER 12, 2006

Filed Pursuant to Rule 424(b)(1)
Registration No. 333-132856

12,500,000 Shares

Ultrapetrol (Bahamas) Limited

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering 12,500,000 shares of common stock.

Our common stock has been approved for listing, subject to notice of issuance, on The Nasdaq Global Market under the symbol ‘‘ULTR.’’

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in ‘‘Risk factors’’ beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$11.00	$137,500,000
Underwriting discounts and commissions	$0.77	$9,625,000
Proceeds, before expenses, to us	$10.23	$127,875,000

The underwriters may purchase from the selling shareholders identified in this prospectus up to an additional 1,875,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discount and commissions will be $11,068,750 and the total proceeds to the selling shareholders, before expenses, will be $19,181,250. We will not receive any of the proceeds from any shares of common stock sold by the selling shareholders.

The underwriters are offering the common stock as set forth under ‘‘Underwriting.’’ Delivery of the shares will be made on or about October 18, 2006.

UBS Investment Bank

Bear, Stearns & Co. Inc.

Merrill Lynch & Co.

Jefferies & Company	Raymond James	DVB Capital Markets

GUYANA
VENEZUELA
SURINAME
FRENCH GUIANA
COLOMBIA
ECUADOR
BRAZIL
PERU
BOLIVIA
PARAGUAY
URUGUAY
CHILE
ARGENTINA
Hidrovía Región

Transshipment Station Alianza G2

BOLIVIA
PARAGUAY
Corumba
UABL Brazil
BRAZIL
Paraguay
River
Parana
River
Asunción
UABL Paraguay
Hub
Parana
River
URUGUAY
ARGENTINA
Buenos Aires
UABL Argentina

ULTRAPETROL
Pushboat San Martin
with 30 barges

ULTRAPETROL

Pushboat Espíritu Paraguayo with 30 barges

Terminal Tres Fronteras

Terminal Dos Fronteras

Shipyard at Pueblo Esther

You should rely only on the information contained in this prospectus or to which we have referred you. We have not, and the underwriters have not authorized anyone to provide you with additional or different information. We are not, and the underwriters are not offering to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus may only be accurate on the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Dealer Prospectus Delivery Obligation

Through and including November 6, 2006 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

Enforceability of civil liabilities

We are a Bahamian corporation. Our subsidiaries are incorporated in Argentina, The Bahamas, Brazil, Chile, Colombia, Liberia, Mexico, Panama, Paraguay, Spain, the United Kingdom, the United States of America, Uruguay and Venezuela. All of our vessels and barges are flagged in Argentina, Bolivia, Brazil, Chile, Liberia, Panama or Paraguay. Most of our and our subsidiaries’ offices, administrative activities and other assets, as well as those of the independent public accountants and the expert named herein, are located outside the United States. In addition, some of our directors and officers, and the directors and officers of our subsidiaries, are residents of jurisdictions other than the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or our subsidiaries or such persons, and it may be difficult for you to enforce judgments obtained in United States courts against us or our subsidiaries, our directors and officers, the directors and officers of our subsidiaries, the independent public accountants or the expert named herein, or the assets of any such parties located outside the United States. Further, it may be difficult for you to enforce judgments obtained in United States courts, including those predicated upon the civil liability provision of the federal securities laws of the United States, against such parties in courts outside of the United States.

Industry

The discussions relating to the international shipping industry contained under the sections of this prospectus entitled ‘‘Summary,’’ ‘‘The international shipping industry’’ and ‘‘Business’’ have been reviewed by Doll Shipping Consultancy, or DSC, which has confirmed to us that the discussion contained in those sections accurately describes the international shipping markets subject to the reliability of the data supporting the statistical and graphical information present in this prospectus.

DSC is an independent company based in the United Kingdom that provides market analysis and strategic planning services to the shipping industry, and has provided us with statistical and other data regarding the shipping industry and the particular markets in which we operate. You can find these data in this prospectus in, among other locations, the section entitled ‘‘The international shipping industry.’’ DSC has advised us that these data are drawn from published and private industry sources. DSC has also advised us that:

some industry data they provided are based upon estimates or subjective judgments in circumstances where data for actual market transactions either do not exist or are not publicly available;

the published information of other maritime data collection experts may differ from the data provided to us by DSC; and

while DSC has taken reasonable care in the compilation of the data it has provided to us and believes such data to be accurate, data collection is subject to limited audit and validation procedures.

Neither we nor any of our affiliates have independently verified the information supplied to us by DSC and neither we nor any of our affiliates make any representations regarding its accuracy.

ii

Ultrapetrol (Bahamas) Limited
Summary Organizational Chart

1.	We currently own 96.43% of our River Business; we have reached an agreement to purchase the remaining 3.57%, and we expect to repay the resulting obligation with a portion of the proceeds of this offering.

2.	Our partner in Brazil, Comintra Enterprises Ltd., or Comintra, owns 5.55% of UP Offshore.

Summary

This summary highlights selected information in this prospectus. It may not contain all the information that may be important to you. You should review carefully the risk factors and the more detailed information and financial statements, including the consolidated pro forma financial information, contained elsewhere in this prospectus, for a more complete understanding of our business and this offering. In March 2006, we acquired a 66.67% equity interest in UP Offshore (Bahamas) Limited, or UP Offshore, the entity through which we operate our Offshore Supply Business, from LAIF XI Ltd., or LAIF, a related company, bringing our ownership in UP Offshore to 94.45%. We refer to this transaction as the ‘‘UP Offshore Acquisition.’’ In March 2006, we also acquired Ravenscroft Shipping (Bahamas) S.A., or Ravenscroft, the entity through which we manage the vessels in our Offshore Supply, Ocean, and Passenger Businesses, from other related companies. Throughout this prospectus, we have included pro forma financial information that gives effect to the UP Offshore Acquisition, the distribution of treasury stock pro rata to existing shareholders and this offering and the expected use of proceeds therefrom; see ‘‘Unaudited pro forma condensed consolidated financial information’’. In this prospectus, unless the context otherwise indicates, the terms ‘‘we,’’ ‘‘us’’ and ‘‘our’’ (and similar terms) refer to Ultrapetrol (Bahamas) Limited and its subsidiaries. The information in this prospectus describing our common stock, including some special voting rights, gives effect to the adoption of our Amended and Restated Memorandum of Association which will take effect prior to the closing of this offering. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. Dollars. See the ‘‘Glossary of shipping terms’’ included in this prospectus for definitions of certain terms used in this prospectus that are commonly used in the shipping industry.

Our Company

We are an industrial transportation company serving the marine transportation needs of our clients in the markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

Our River Business, with approximately 490 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay to ports serviced by ocean export vessels.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs, including four in operation and two under construction and contracted to be delivered in 2007 and 2008.

Our Ocean Business owns and operates six oceangoing vessels, including three versatile Suezmax Oil-Bulk-Ore, or Suezmax OBO, vessels, one Aframax tanker, one semi-integrated tug/barge unit and one chemical/product tanker. Our Ocean Business fleet has an aggregate carrying capacity of approximately 600,000 deadweight tons, or dwt, and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

Our Passenger Business fleet consists of two vessels with a total carrying capacity of approximately 1,600 passengers, and operates primarily in the European cruise market. We currently employ each of our passenger vessels under seasonal charters with a tour operator. In addition, we are currently negotiating opportunities to operate these vessels during periods outside the European travel season.

We have a diverse customer base including large and well-known petroleum, agricultural, mining and tour operating companies. Some of our significant customers over the last three years include affiliates of Archer Daniels Midland, British Gas, Cargill, Chevron, Continental Grain, Empresa Nacional de Petroleo (ENAP), the national oil company of Chile, Industrias Oleaginosas, Panocean, Petrobras, the national oil company of Brazil, Petropar, the national oil company of Paraguay, Rio Tinto, Swissmarine, Total, Trafigura, Travelplan, and Vicentin.

We are focused on growing our businesses while maintaining the versatility of our fleet and the diversity of industries that we serve. We believe maintaining this versatility and diversity will maximize our ability to pursue new growth opportunities and minimize our dependence on any particular sector of the marine transportation industry.

Our Competitive Strengths

We believe that the following strengths have contributed to our success.

Multiple Growth Opportunities.    We believe that we have successfully identified a series of growth opportunities in the marine transportation industry and have built businesses with competitive advantages that have grown rapidly by meeting the needs of a range of multinational customers.

Diversification.    We believe that our diversification across multiple segments of the marine transportation industry provides significant protection against business cycles in any particular segment.

Large Scale Generates Efficiencies.    We are the largest provider of river transportation services in the Hidrovia Region, which gives us economies of scale and increased negotiating power. Our size has enabled us, alone among our competitors in the Hidrovia Region, to implement an operational system through which we provide our customers with a continuous stream of available barges while reducing our operating costs on a per ton basis.

Advanced Technology.    Our PSVs have advanced dynamic positioning systems and benefit from our proprietary design that includes oil recovery capabilities and greater cargo capacity and deck space than PSVs of standard design. These capabilities enable us to better serve clients operating in challenging offshore environments. Our River Business uses a navigational system that allows around-the-clock operation on a river system that lacks the signals otherwise necessary for night navigation.

Versatile Ocean Fleet.    We can readily switch our Suezmax OBOs between dry bulk and liquid cargo carriage to take advantage of rate differentials in these markets. Further, because of her narrow beam, our Aframax tanker is able, despite her large Aframax dwt, to transit the Panama Canal.

Long-Term Customer Relationships.    We have long-standing relationships with large, stable customers, including affiliates of major international oil and agriculture companies, including Petrobras and Cargill, which have been our customers for 12 years and eight years respectively, as well as Archer Daniels Midland, Continental Grain and ENAP.

High Standards of Performance and Safety.    The quality of our vessels and the expertise of our vessel managers, crews and engineering resources help us maintain safe, reliable and consistent performance.

Established History and Experienced Management Team.    Our management team is led by members of the Menendez family, which has been in the shipping industry since 1876. Our senior executive officers have on average 34 years of experience in the shipping industry.

Preferential Treatment in Certain Markets.    Certain countries provide preferential treatment for vessels that are flagged in their jurisdiction or chartered in for operation by local ship operators. Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. Through one of our Brazilian subsidiaries, we have the competitive advantage of being able to trade our PSVs in the Brazilian cabotage market, enabling them to obtain employment in preference to vessels without those cabotage privileges. In addition, certain of our ocean vessels enjoy special privileges in Argentina and Chile.

Our Business Strategy

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the marine transportation industry. We plan to implement our business strategy by pursuing the following objectives.

Capitalizing on Attractive Fundamentals in Our River Business.    We plan to use our leading market position in the Hidrovia Region to grow our River Business by capitalizing on the region’s growing agricultural, iron ore and other commodity exports, the cost effectiveness of river transport compared to available alternatives and our proprietary transportation infrastructure. We plan to increase the size and capacity of many of our existing barges and invest in river infrastructure in order to take advantage of this opportunity.

Expanding Our Offshore Supply Business.    We have taken delivery of four proprietarily designed PSVs for our Offshore Supply Business and have two more PSVs under construction. We are negotiating the construction of four additional PSVs, which would give us a total fleet of ten vessels.

Growing Our Ocean Fleet.    We plan on incorporating additional chemical/product tankers into our ocean fleet. We believe that these ships will fill a demand from our existing customers for vessels to service routes where both the point of origin and destination are in South America.

Redeploying Vessels to the Most Attractive Markets.    Under appropriate market conditions, we intend to take advantage of the versatility of some of our vessels and to alter the geographic and industry focus of our operations by redeploying vessels to the most profitable markets. In addition, we actively manage the deployment of our fleet between longer-term and shorter-term time charters.

Expanding Our Passenger Fleet.    We intend to further expand our Passenger Business through timely and selective acquisitions of secondhand passenger vessels in accordance with identified customer needs and to increase revenue by also employing our vessels outside of the European travel season.

Generating Operational Efficiencies.    We have identified opportunities and are implementing our plans to improve overall efficiency and profitability. For example, in our River Business, we plan to increase the size and capacity of many of our existing barges and invest in new engines that burn less expensive fuel for our line pushboats, which we use on our longer river voyages. We will also continue to focus on optimizing our barge and tug scheduling, maximizing loads and convoy size and minimizing empty return voyages.

Chartering Strategy and Fleet Management

We continually monitor developments in the shipping industry and make charter-related decisions on an individual vessel and segment basis as well as our view of overall market conditions.

We conduct the day-to-day management and administration of our operations in-house and through our subsidiaries. Our subsidiary, Ravenscroft, provides technical ship management for the vessels in our Offshore Supply, Ocean and Passenger Businesses while our subsidiary, UABL Limited, or UABL, manages our River Business. In addition to servicing our own vessels, Ravenscroft manages vessels owned by third parties.

Important Developments and Current Initiatives

We believe the following developments and initiatives will have a significant impact on the operations of our various businesses.

River Business

New vessels.    During 2005, we acquired 35 barges and two pushboats for use in our River Business. Our 2006 operating results will reflect the deployment of these vessels for a full year.

Expansion and fuel efficiency initiatives.      We have begun a three year program to expand the size of many of our barges. To date, we have expanded 12 barges, and we expect to have a total of 22 expanded by the end of the first quarter of 2007. We are also working on a four year program to replace the diesel engines in our line pushboats with new engines that will burn less expensive heavy fuel oil. We have contracted to purchase six of these new engines from MAN Diesel with expected delivery dates in July and November of 2007. We anticipate the most significant impact from these programs on our operations will occur after 2006.

Offshore Supply Business

Acquisition of additional 66.67% interest.      In March 2006, we acquired an additional 66.67% of UP Offshore, which is the holding company for our Offshore Supply Business, raising our ownership to 94.45%. Prior to this transaction, we used the equity method of accounting for our investment in UP Offshore. As a result of the transaction, we consolidate UP Offshore into our financial results. In compliance with the requirements of the indenture governing our 9% First Preferred Ship Mortgage Notes due 2014, or, the Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

New vessels.      During 2005, UP Offshore took delivery of two newly built PSVs and placed them into service. The 2005 operating results of UP Offshore reflect the operation of these two vessels for less than half-a-year as they were the first vessels UP Offshore put into service. Our 2006 operating results will reflect the deployment of these vessels for a full year. Those results will also reflect the partial year operations of two additional newly built PSVs, one that we received and placed into service in March 2006, and one that we received in August 2006 and placed into service in September 2006. We have also contracted to receive two additional newly built PSVs in 2007 and 2008.

Ocean Business

Vessel acquisitions and dispositions in our Ocean Business.      In May 2005, we disposed of our Capesize bulk carrier, the Cape Pampas, and in July 2005 we purchased our chemical/product tanker, Miranda I, which we placed into service in October 2005. Our 2006 operating results will reflect the operation of the Miranda I for a full year and the loss of revenue and costs associated with the Cape Pampas. We are also exploring the acquisition of one or more additional vessels in our Ocean Business for delivery in 2006 and 2007.

Passenger Business

Vessel deployment in our Passenger Business.      We purchased the passenger vessel, Grand Victoria, in 2005. As we immediately undertook a refurbishment and re-classification of that vessel, we did not place her in service in 2005. For 2006, both of our passenger vessels are employed for the full European travel season. We completed a refurbishment of all passenger accommodations on the New Flamenco in February 2006 and she has secured employment at increased rates for the European summer season of 2007 with an option for the 2008 summer season. We have announced an agreement with Monarch Classic Cruises for the Grand Victoria to participate in their program in the Aegean Sea during the European summer season of 2007. We are also exploring the deployment of both our passenger vessels outside of the European travel season.

Vessel Management

Acquisition of Ravenscroft.      In March 2006, we acquired Ravenscroft, the technical manager for our Offshore Supply, Ocean and Passenger businesses. We expect this transaction to open new business opportunities for us and to eliminate the management fees paid to related parties, while bringing the costs of ship management in-house. In compliance with the requirements of the indenture governing our Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

Our Corporate History

We were originally formed by members of the Menendez family with a single oceangoing vessel in 1992, and were incorporated in our current form as a Bahamas corporation on December 23, 1997.

Our Ocean Business has grown through the investment of capital from the operation of our fleet along with other sources of capital to acquire additional vessels. In 1998, we issued $135.0 million of 10½% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes. By 2001, our fleet reached 13 oceangoing vessels with a total carrying capacity of 1.1 million dwt. During 2003, in an effort to remain ahead of changing environmental protection regulations, we began to sell all of our single hull Panamax and Aframax tankers (five vessels in total), a process that we completed in early 2004.

We began our River Business in 1993 with a fleet consisting of one pushboat and four barges. In October  2000, we formed a joint venture with American Commercial Barge Lines Ltd., or ACL. From 2000 to 2004, we built UABL into the leading river barge company in the Hidrovia Region of South America. Using some of the proceeds from the sale of our single hull Panamax tankers, in 2004, we purchased from ACL their 50% equity interest in UABL.

During 2000, we received a $50.0 million equity investment from Solimar Holdings, Ltd., or Solimar, a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund L.P., or the Fund. The Fund was established at the end of 1996 to make equity investments in Latin America and the Caribbean countries. The Fund has also been our partner in other ventures, including UP Offshore.

In December 2002, we began our relationship with International Finance Corporation, or IFC, which is the private sector arm of the World Bank Group that provides loans, equity, and other services to support the private sector in developing countries. In total, IFC, together with its participant bank and co-lender, KfW, has provided us with $115.0 million of credit and equity commitments to support our River and Offshore Supply Businesses.

We formed our Offshore Supply Business during 2003 in a joint venture with LAIF, a wholly-owned subsidiary of the Fund, and Comintra. We capitalized the business with $45.0 million of common equity and $70.0 million of debt and preferred equity from IFC to construct our initial fleet of six PSVs.

In November 2004, we issued $180.0 million of 9% First Preferred Ship Mortgage Notes due 2014, or the Notes. The proceeds of the Notes offering were used principally to prepay the Prior Notes and to buy an additional Ocean Business asset, further invest in our River Business, and to diversify into the Passenger Business with the acquisition of two passenger vessels.

Corporate Information

We are incorporated in the Commonwealth of The Bahamas under the name Ultrapetrol (Bahamas) Limited. Our principal offices in The Bahamas are located at Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas. Our telephone number there is 1 (242) 364-4755.

The offering

Common stock offered by us

12,500,000 shares.

Underwriters’ over-allotment option

1,875,000 shares from the selling shareholders.

Common stock to be outstanding
immediately after this offering

28,000,000 shares, excluding 310,000 restricted shares to be issued on the closing of this offering. See ‘‘Management — Employment agreements.’’

Use of proceeds

We expect to use the net proceeds of this offering as follows:

$48.0 million to repay the note we issued to LAIF, a related company, in connection with our purchase of its 66.67% interest in UP Offshore;

$11.5 million to repay the notes we issued to Crosstrees Maritime Inc. and Crosstrade Maritime Inc., related companies, in connection with our purchase of Ravenscroft and related assets;

$26.7 million to repay some of our variable interest rate indebtedness owed to IFC and certain of our other lenders;

$4.3  million to redeem UP Offshore’s redeemable preferred shares issued to IFC;

$6.2  million to discharge the obligation to IFC resulting from our purchase of its interest in our River Business;

$20.0 million to be held as working capital to fund a portion of the balance of the construction costs of the last two PSVs being built in Brazil; and

the remainder for general corporate purposes.

We will not receive any of the proceeds from any sale of our common stock by the selling shareholders. See ‘‘Use of proceeds.’’

Dividend policy

We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Bahamian law, our future earnings, capital requirements, financial condition and future prospects, restrictions imposed by the terms of our indebtedness, and such other factors as our board of directors may deem relevant. See ‘‘Dividend policy.’’

Nasdaq Global Market listing

Our common stock has been approved for listing, subject to notice of issuance, on The Nasdaq Global Market under the symbol ‘‘ULTR.’’

Special Voting Rights

Under our Amended and Restated Memorandum of Association, the existing shareholders are expressly entitled to seven votes per share on all shares held directly by them and all other holders of shares of our common stock are entitled to one vote per share. The special voting rights of these existing shareholders are transferable to each other but are not transferable to any other shareholders, and apply only to shares held by them on the date of this offering and not to any shares they subsequently purchase or repurchase. Our Amended and Restated Memorandum of Association also provides certain protections for our shareholders that do not have these special voting rights including certain tag-along rights. After giving effect to this offering, our existing shareholders will have 89.67% of the voting power of our common stock. Please see ‘‘Description of capital stock’’ elsewhere in this prospectus.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

gives effect to a 7.34862 for one stock split that occurred on September 25, 2006;

assumes that the underwriters do not exercise their over-allotment option;

does not give effect to the issuance on the closing of this offering of 310,000 restricted shares and the granting of options on the closing of this offering to purchase an additional 348,750 shares pursuant to our equity incentive plan, as described under ‘‘Management — Employment agreements;’’ and does not give effect to the warrant in favor of Solimar representing 146,384 shares of our common stock.

Risk factors

Investing in our common stock involves substantial risks. We summarize some of these risks below.

Some of the sectors of the shipping industry in which we operate are cyclical and volatile.    Some of our businesses operate in highly volatile and cyclical markets characterized by large fluctuations in demand and charter rates. If these businesses suffer from adverse market conditions, our results of operations will be adversely affected.

Our River Business can be affected by adverse weather conditions that reduce production of the goods we transport or navigability of the river system on which we operate.    Droughts and other adverse weather conditions, such as floods, have in the past and could in the future result in a decline in production of the agricultural products we transport. Further, certain conditions, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

Our vessels are at risk of being damaged due to operational risks that may lead to unexpected consequences, which may adversely affect our earnings.    Our vessels and their cargos are at risk of being damaged or lost because of events we cannot control, such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. Although we insure our vessels against those types of risks commonly insured against by vessel owners and operators, we may not be adequately insured against all risks.

We are an international company that is exposed to the risks of doing business in many different and often less developed emerging market countries.    We conduct almost all of our operations outside of the United States, including in countries that are less developed, such as Argentina, Bolivia, Brazil, Chile, China, Paraguay, South Africa and Uruguay. By operating in these countries, we are subject to numerous risks, including political and economic instability, unfavorable legal, regulatory and tax changes, and others.

Our existing shareholders will control the outcome of matters on which our shareholders are entitled to vote following this offering.    Our existing shareholders will control a majority of the voting power of our common stock after the offering, in part because shares of common stock held by them prior to this offering will have seven votes and shares of common stock held by others will have one vote. In cases where their interests differ from yours, they will have the ability to control the management of our company.

This is our initial public offering and there is no public market for our common stock.    A trading market for our common stock may not develop and you may encounter difficulties in trying to sell your shares of our common stock in the future.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the additional factors set forth in the section of this prospectus entitled ‘‘Risk factors’’ beginning on page 12.

Summary consolidated financial data

The following table sets forth our summary consolidated financial information and other operating data. You should carefully read our audited consolidated financial statements, our interim unaudited condensed consolidated financial statements, and the information set forth under ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and ‘‘Unaudited pro forma condensed consolidated financial information’’ included elsewhere in this prospectus for additional financial information about us. We derived our summary consolidated statement of operations data relating to the fiscal years ended December 31, 2003, 2004 and 2005, and our summary consolidated balance sheet data as of December 31, 2004 and 2005, from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated balance sheet data as of December 31, 2003 from our audited consolidated financial statements not included in this prospectus. We refer you to the footnotes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. We derived our financial data as of and for the six-month periods ended June 30, 2005 and 2006 from our respective interim unaudited condensed consolidated financial statements included elsewhere in this prospectus which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth in those financial statements on a basis consistent with our audited financial statements.

We derived our summary unaudited consolidated pro forma financial data relating to the fiscal year ended December 31, 2005 and for the six-month period ended June 30, 2006 from our Unaudited Pro Forma Condensed Consolidated Financial Information included elsewhere in this prospectus. The summary unaudited consolidated pro forma statements of operations data for the year ended December  31, 2005 and for the six-month period ended June 30, 2006, give effect to the Transactions (as defined in ‘‘Unaudited pro forma condensed consolidated financial information’’) as if they had occurred as of January 1, 2005, and the summary unaudited consolidated pro forma balance sheet data on June 30, 2006 give effect to this offering and the use of proceeds therefrom and the distribution of treasury stock as if they had occurred on June 30, 2006.

	Year ended December 31,			Six months ended June 30,		Pro Forma for the
	2003	2004(1)	2005	2005	2006(2)	Year ended December 31, 2005	Six months ended June 30, 2006
				(Unaudited)		(Unaudited)
	(Dollars in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$75,233	$95,160	$125,361	$68,913	$77,156	$125,333	$77,483
Operating expenses(3)	(41,303)	(40,815)	(73,061)	(32,298)	(44,185)	(70,415)	(41,989)
Depreciation and amortization	(22,567)	(18,688)	(21,333)	(10,687)	(12,987)	(22,340)	(13,498)
Management fees to related parties(4)	(2,863)	(1,513)	(2,118)	(864)	(511)	(2,118)	(639)
Administrative and commercial expenses	(4,955)	(7,494)	(7,617)	(3,400)	(5,029)	(8,859)	(5,307)
Other operating income (expenses)(5)	(2,124)	784	22,021	21,867	—	22,021	—
Operating profit	1,421	27,434	43,253	43,531	14,444	43,622	16,050
Financial expense	(16,207)	(16,134)	(19,141)	(9,317)	(9,669)	(17,246)	(8,655)
Financial gain (loss) on extinguishment of debt(6)	1,782	(5,078)	—	—	—	—	—
Financial income	201	119	1,152	263	273	1,026	224
Investment in affiliates(7)	3,140	406	(497)	(163)	724	(492)	395
Other income (expenses)	(337)	174	384	(22)	62	386	49
Income (loss) before income taxes and minority interest	(10,000)	6,921	25,151	34,292	5,834	27,296	8,063
Income taxes	(185)	(642)	(786)	(11)	(79)	(786)	(79)
Minority interest(8)	(1,333)	(1,140)	(9,797)	(9,503)	(445)	(9,831)	(480)
Net income (loss)	$(11,518)	$5,139	$14,568	$24,778	$5,310	$16,679	$7,504
Basic net income (loss) per share	$(1.00)	$0.44	$1.26	$2.14	$0.46	$0.69	0.32
Diluted net income (loss) per share	$(0.98)	$0.44	$1.25	$2.12	$0.45	$0.69	0.31
Weighted average number of shares for basic earnings per share(9)(10)	11,552,734	11,552,734	11,552,734	11,552,734	11,552,734	24,052,734	24,052,734
Weighted average number of shares for diluted earnings per share(10)	11,699,118	11,699,118	11,699,118	11,699,118	11,699,118	24,199,118	24,199,118
Pro forma basic net income per share (unaudited)(11)			$0.94		$0.34	$0.60	$0.27
Pro forma diluted net income per share (unaudited)(11)			$0.93		$0.34	$0.59	$0.27

		Year ended December 31,				Six months ended June 30,			Pro Forma for the
		2003	2004(1)	2005		2005	2006(2)		Year ended December 31, 2005	Six months ended June 30, 2006
						(Unaudited)			(Unaudited)
		(Dollars in thousands, except share and per share data)
Pro forma weighted average number of shares for basic earnings per share (unaudited)(9)(10)(11)				15,500,000			15,500,000		28,000,000	28,000,000
Pro forma weighted average number of shares for diluted earnings per share	(unaudited)(10)(11)			15,646,384			15,646,384		28,146,384	28,146,384
Balance Sheet Data (end of period):
Cash and cash equivalents		$8,248	$11,602	$7,914			$8,558			$20,961
Current restricted cash		1,155	2,975	3,638			3,726			—
Working capital(12)		15,416	13,441	26,353			(44,733	)(15)		30,259
Vessels and equipment		120,803	160,535	182,069			305,761			327,004
Total assets		208,161	273,648	277,747			394,399			423,059
Total debt		155,814	220,413	211,275			249,031			222,333
Shareholders’ equity		23,793	28,910	43,474			48,768			172,028
Other Financial Data:
Net cash provided by operating activities		$18,602	$23,129	$16,671		$15,897	$12,077
Net cash provided by (used in) investing activities		(4,416)	(57,556)	(26,725)		10,064	(4,653)
Net cash provided by (used in) financing activities		(10,662)	37,781	6,366		(6,674)	(6,780)
EBITDA(13)		25,659	45,681	55,828		44,793	28,045		57,051	29,736
Selected Fleet Data (end of period):
River Business
Dry barges		387	411	446			446
Tank barges		44	44	44			44
Total barges		431	455	490			490
Total barge capacity (approximate dwt)		705,000	744,000	798,000			798,000
Number of pushboats		21	21	23			23
Offshore Supply Business
Large PSVs		0	0	0	(14)		4
Ocean Business
Total ocean vessels		8	6	6			6
Total ocean vessel capacity (approximate dwt)		875,000	747,000	602,000			602,000
Passenger Business
Passenger vessels		0	0	2			2
Total Passenger Berths		0	0	1,585			1,585

(1)

In a series of related transactions, on April 23, 2004, through two wholly-owned subsidiaries, we acquired from ACL the remaining 50% equity interest in UABL Limited that we did not previously own, along with a fleet of 50 river barges and seven river pushboats. The results of UABL Limited’s operations have been included in our consolidated financial statements since that date.

(2)

On March 21, 2006, we purchased an additional 66.67% of the equity interest of UP Offshore from LAIF. Following the acquisition of the shares of UP Offshore from LAIF, we hold 94.45% of the outstanding shares of UP Offshore. The results of UP Offshore’s operations have been included in our consolidated financial statements since that date.

(3)

Operating expenses include voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when a vessel is not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charterhire payments made by us to owners of vessels that we have chartered in. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums, lubricants, and certain drydocking costs.

(4)

Management fees to related parties include payments to our related companies Ravenscroft and Oceanmarine S.A., or Oceanmarine, for ship management and administration services they provided to us. We purchased the business of Ravenscroft, and hired the administrative personnel and purchased the administration related assets of Oceanmarine in March 2006; accordingly, after those acquisitions, we did not pay any fees to these related parties, but directly incur all costs of ship management and administration, which appear as expenses in our results since that date.

(5)

Other income in 2005 includes an approximately $21.8 million gain from the sale of our Capesize bulk carrier, the Cape Pampas. This vessel was owned indirectly by Ultracape, a company of which we own a 60% equity interest. Accordingly, the gain on sale attributable to the remaining 40% equity interest that we do not own is deducted from income as part of minority interest. (See note 7 to our audited consolidated financial statements included elsewhere herein).

(6)

During 2003, we repurchased $6.7 million principal amount of our Prior Notes for a price of $4.8 million and realized a gain of $1.8  million. During 2004, we repurchased $5.7 million principal amount of our Prior Notes for a price of $4.3 million and realized a gain of $1.3 million, and we incurred $6.4  million in expenses in relation to our tender offer and repurchase of our Prior Notes.

(7)

Prior to April 2004, we owned 50% of UABL through a joint venture with ACL and, accordingly, we accounted for it using the equity method.

(8)

We own 60% of Ultracape, which indirectly owned the Capesize bulk carrier Cape Pampas prior to its sale in May 2005, and accordingly recognize minority interest for the 40% we do not own. Figures in 2003 and 2004 principally represent 40% of the income earned by Ultracape, from operation of the Cape Pampas. The figures in 2005 represent 40% of the income from operations of the Cape Pampas as well as 40% of the gain on the sale of the vessel in May 2005.

(9)

Does not include 146,384 shares issuable upon the exercise of the warrants held by Solimar at an exercise price of $6.83 per share.

(10)

Does not include 310,000 restricted shares to be issued on the closing of this offering and 348,750 shares issuable upon the exercise of options to be granted on the closing of this offering pursuant to our equity incentive plan. See ‘‘Management — Employment agreements.’’

(11)

Pro forma to reflect the distribution of 3,947,266 shares held by our wholly owned subsidiary, Avemar Holdings (Bahamas) Limited, to our existing shareholders on a pro rata basis prior to the closing date of this offering. These shares are currently included in our financial statements as treasury shares.

(12)

Current assets less current liabilities.

(13)

EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of drydock expense and financial gain (loss) on extinguishment of debt. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this prospectus because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.

The following table reconciles our EBITDA to our net income (loss).

	Year ended December 31,				Six months ended June 30,			Pro Forma for the
	2003	2004	2005		2005		2006(2)	Year ended December 31, 2005		Six months ended June 30, 2006
					(Unaudited)			(Unaudited)
	(Dollars in thousands)
Net income (loss)	$(11,518)	$5,139	$14,568		$24,778		$5,310	$16,679		$7,504
Financial expense	16,207	16,134	19,141		9,317		9,669	17,246		8,655
Financial gain on extinguishment of debts	(1,782)	(1,344)	—		—		—	—		—
Financial losses on extinguishment of debts	—	6,422	—		—		—	—		—
Income taxes	185	642	786		11		79	786		79
Depreciation and amortization	22,567	18,688	21,333		10,687		12,987	22,340		13,498
EBITDA	$25,659	$45,681	$55,828	(a)	$44,793	(a)	$28,045	$57,051	(a)	$29,736

 (a)

EBITDA for 2005 includes approximately $13.1 million of net gain to us on the sale of the Cape Pampas in May 2005. See ‘‘Management's discussion and analysis of financial condition and results of operations—Developments in 2005.’’

(14)

During 2005, UP Offshore owned two PSVs. Because we owned only 27.78% of UP Offshore's equity interest at year's end, we do not show these vessels as being part of our fleet. We do recognize the revenue from these vessels in our statement of operations because we operated them under a bareboat charter from UP Offshore. This revenue was substantially offset by related operating expenses and charterhire.

(15)

Current liabilities at June 30, 2006 includes $59.5 million related to the promissory notes we issued in connection with our acquisition of all of the shares of Ravenscroft and 66.67% of UP Offshore. (See note 3 to our interim unaudited condensed consolidated financial statements as of and for the six-month period ended June 30, 2006 included elsewhere herein).

Risk factors

Any investment in our common stock involves a high degree of risk. You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our stock. Any of these risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our stock. As a result of these risks, you may lose all or part of your investment.

Risks Relating to Our Industry

The oceangoing cargo transportation industry is cyclical and volatile, and this may lead to volatility in, and reductions of, our charter rates and volatility in our results of operations.

The oceangoing cargo transportation industry is both cyclical and volatile, with frequent and large fluctuations in charter rates. The charter rates earned by the vessels in our Ocean Business will depend in part upon the state of the vessel market at the time we seek to charter them. We cannot control the forces affecting the supply and demand for these vessels or for the goods that they carry or predict the state of the vessel market on any future date. If the vessel market is in a period of weakness when our vessels’ charters expire, we may be forced to re-charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

Some of the factors that influence the demand for oceangoing vessel capacity include:

global production of and demand for petroleum and petroleum products and dry bulk commodities;

the distance that these products and commodities must be transported by sea;

the globalization of manufacturing and other developments in international trade;

global and regional economic and political conditions;

environmental and other regulatory developments;

weather; and

changes in seaborne and other transportation patterns and the supply of and rates for alternative means of transportation.

Some of the factors that influence the supply of oceangoing vessel capacity include:

the number of newbuilding deliveries;

the scrapping rate of older vessels;

the price of steel;

the number of vessels that are out of service at a given time;

changes in environmental and other regulations that may limit the useful life of vessels; and

port or canal congestion.

Our River Business can be affected by factors beyond our control, particularly adverse weather conditions that can affect production of the goods we transport and navigability of the river system on which we operate.

We derive a significant portion of our River Business revenue from transporting soybeans and other agricultural products produced in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for our services. In 2005, our results of operations and financial condition were negatively impacted due to the decline in soybean production associated with that year’s drought. Continuing drought conditions have also

Risk factors

affected the size of the Paraguayan soybean crop in 2006. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

The rates we charge and the quantity of freight we transport in our River Business can also be affected by:

demand for the goods we ship on our barges;

adverse river conditions, such as flooding or lock outages, that slow or stop river traffic;

any accidents or operational disruptions to ports, terminals or bridges along the rivers on which we operate;

changes in the quantity of barges available for river transport;

the availability of transfer stations and cargo terminals for loading of cargo on and off barges; and

the availability and price of alternate means of transporting goods out of the Hidrovia Region.

A prolonged drought or other series of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or our River Business in general may, in the short term, result in a reduction in the market value of the barges and pushboats that we operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate our barges and pushboats profitably in the Hidrovia Region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss.

Demand for our PSVs depends on the level of activity in offshore oil and gas exploration, development and production.

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors. A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for PSVs and thus decrease the utilization and charter rates of our PSVs. Such decreases could have an adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies may not result in increased demand for our PSVs. The factors affecting the supply and demand for PSVs are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. If the PSV market is in a period of weakness when our vessels’ charters expire, we may be forced to re-charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

Some of the factors that influence the supply and demand for PSVs include:

worldwide demand for oil and natural gas;

prevailing oil and natural gas prices and expectations about future prices and price volatility;

the cost of offshore exploration for, and production and transportation of, oil and natural gas;

consolidation of oil and gas service companies operating offshore;

availability and rate of discovery of new oil and natural gas reserves in offshore areas;

local and international political and economic conditions and policies;

technological advances affecting energy production and consumption;

weather conditions;

environmental regulation;

Risk factors

volatility in oil and gas exploration, development and production activity;

the number of newbuilding deliveries; and

deployment of PSVs to areas in which we operate.

Our vessels and our reputation are at risk of being damaged due to operational risks that may lead to unexpected consequences, which may adversely affect our earnings.

Our vessels and their cargos are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, structural failures, human error, war, terrorism, piracy and other circumstances or events. All of these hazards can also result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates or loss of insurance cover, damage to our customer relationships that could limit our ability to successfully compete for charters, delay or rerouting, each of which could adversely affect our business. Further, if one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could adversely affect our business.

If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at repair facilities is sometimes limited and not all repair facilities are conveniently located. We may be unable to find space at a suitable repair facility or we may be forced to travel to a repair facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities would decrease our earnings.

Because the fair market value of vessels fluctuates significantly, we may incur losses when we sell vessels.

Vessel values have historically been very volatile. The market value of our vessels may fluctuate significantly in the future, and we may incur losses when we sell vessels, which would adversely affect our earnings. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:

general economic, political and market conditions affecting the shipping industry;

number of vessels of similar type and size currently on the market for sale;

the viability of other modes of transportation that compete with our vessels;

cost and number of newbuildings and vessels scrapped;

governmental or other regulations;

prevailing level of charter rates; and

technological advances that can render our vessels inferior or obsolete.

Compliance with safety, environmental, governmental and other requirements may be very costly and may adversely affect our business.

The shipping industry is subject to extensive and changing international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in international waters and the jurisdictional waters of the countries in which the vessels operate, as well as in the country or countries in which such vessels are registered. These laws and regulations govern, among other things, the management and disposal of hazardous materials and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management, and include (i) the U.S. Oil Pollution Act of 1990, as amended, or OPA, (ii) the International Convention on Civil Liability for Oil Pollution Damage of 1969, and its protocols of 1976, 1984, and 1992, (iii) International Convention for the Prevention of Pollution from Ships or, MARPOL, (iv) the International Maritime Organization, or IMO, International Convention for the Safety of Life at Sea of 1974, or SOLAS, (v) the International Convention on Load Lines of 1966, (vi) the U.S. Maritime Transportation Security Act of 2002 and (vii) the International Ship and Port Facility Security Code, among

Risk factors

others. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Many of these environmental requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity or other operational or structural changes, lead to decreased availability of insurance coverage for environmental matters, or result in the denial of access to, or detention in, certain ports. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels. We could also become subject to personal injury or property damage claims relating to exposure to hazardous materials associated with our current or historic operations. In addition, environmental laws require us to satisfy insurance and financial responsibility requirements to address oil spills and other pollution incidents, and subject us to rigorous inspections by governmental authorities. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. Government regulation of vessels, particularly in the areas of safety and environmental impact, may change in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or to even scrap or sell certain vessels altogether. For example, beginning in 2003, we sold all of our single hull oceangoing tanker vessels in response to regulatory requirements in Europe and the United States. In addition, Annex VI of MARPOL, which became effective May, 2005, sets limits on sulphur oxide, nitrogen oxide and other emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Future changes in laws and regulations may require us to undertake similar measures, and any such actions may be costly. We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. For example, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive, which could increase our costs relating to such matters.

All of our vessels will be subject to Annex VI regulations. While we expect that our newbuilding vessels will meet relevant Annex VI requirements at the time of their delivery and that our existing fleet will comply with such requirements, subject to classification society surveys, such compliance could require modifications to the engines or the addition of expensive emissions control systems, or both, as well as the use of low sulphur fuels. We expect that any such modifications will be fitted to existing vessels in the next intermediate or special survey for each vessel. We are still evaluating the costs of implementing these requirements, but do not expect them to have a material adverse effect on our operating costs.

MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Two of our Suezmax OBO vessels currently do not meet the configuration criteria and will require modifications to comply with these criteria before the end of 2010. These modifications will not involve major steel work. Our vessel, Miranda I, does not currently comply with the double hull requirement unless she limits her loading to center tanks only. However, we expect to retrofit her to full double hull compliance in the first quarter of 2007.

In the United States, OPA provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator’s gross negligence or willful misconduct. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The IMO has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner’s intentional or reckless conduct. The IMO and the European Union, or EU, also have adopted separate phase-out schedules applicable to non-double hull tankers operating in international and EU waters. These regulatory programs may require us to introduce modifications or changes to tank configuration to meet the EU double hull standards for our vessels or remove them from operation.

Under OPA, with certain limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double hulls conforming to particular specifications. Tankers that do not have double hulls are

Risk factors

subject to structural and operational measures to reduce oil spills and will be precluded from operating in U.S. waters in most cases by 2015 according to size, age, hull configuration and place of discharge unless retrofitted with double hulls. In addition, OPA specifies annual inspections, vessel manning, equipment and other construction requirements applicable to new and existing vessels that are in various stages of development by the U.S. Coast Guard, or USCG.

Under OPA, and per USCG interpretations, our Aframax and Suezmax OBOs will be precluded from operation in U.S. waters in 2014. The following information has been extracted from the TVEL/COC corresponding to the vessels’ last inspection at a U.S. Port.

Name	Phase-out date*	Last TVEL/COC issuance date**
Princess Katherine	N/A	March 26, 2003
Princess Nadia	January 2014	August 26, 2001
Princess Susana	November 2014	February 18, 2003
Princess Marina	March 2014	August 29, 2002

*

As per the last Tank Vessel Examination Letter, or TVEL/Certificate of Compliance, or COC.

**

The USCG inspects vessels upon entry to U.S. ports and determines when such vessels will be phased out under OPA, the dates of which are recorded in the TVEL or the COC. On April 30, 2001, the USCG replaced the TVEL with a newly generated document, the COC. The USCG issues the COC for each tanker if and when the vessel calls on a U.S. port and the COC is valid for a period of two years, with mid-period examination. All above TVEL are therefore expired and these vessels must be re-inspected upon their next entry into a U.S. port.

There was no phase-out date imposed on Princess Katherine at the time of its last inspection by the USCG. Although Princess Nadia, Princess Marina and Princess Susana are double hull vessels, due to configuration requirements under the U.S. double hull standards, the phase-out dates indicated above are applicable. For the same reasons, Princess Katherine could be given a phase out date if or when next inspected by the USCG.

In 2010, the IMO will enforce mandatory SOLAS requirements so that all passenger vessels operating must be built under regulation SOLAS 60, Part H, restricting use of combustible material and requiring that all passenger vessels be fully outfitted with sprinklers in both the passenger and engine room spaces.

The Grand Victoria was built according to the rules of regulation SOLAS 60, but using method II, along with a sprinkler system installed during construction. However, under method II generally there was no restriction on any type of internal division and this method allowed combustible material to be used during construction which is now generally not permissible pursuant to the SOLAS amendments. Therefore, for trading beyond 2010, this vessel will require a complete refurbishment that we cannot assure you will be economically viable.

The oceangoing cargo transportation industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in highly competitive markets. The oceangoing market is international in scope and we compete with many different companies, including other vessel owners and major oil companies, such as Transpetro, a subsidiary of Petrobras. In our Offshore Supply Business, we compete with companies that operate PSVs, such as Maersk, Seacor and Tidewater. Some of these competitors are significantly larger than we are and have significantly greater resources than we do. This may enable these competitors to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers. Further, some of these competitors, such as Transpetro, are affiliated with or owned by the governments of certain countries, and may receive government aid or legally imposed preferences or other assistance, that are unavailable to us.

Our OBOs are less desired by certain charterers in the tanker market.

OBOs are versatile because they can transport both petroleum products and dry bulk cargos. Unlike the more traditional type of tanker, an OBO has fewer tanks, but each tank is generally larger. Prior to the advent of computerized loading systems, due to the amount of available free space and the possibility of cargo shifting and causing the vessel to become unstable, extra caution had to be used when loading an OBO. While this problem,

Risk factors

like other problems originally linked to OBOs, has been solved with new technology, OBOs are still less desired by certain charterers who prefer to use the more traditional form of tanker to transport oil and other petroleum products. To the extent any charterers elect not to use our OBOs and instead use standard tankers, this could have a negative impact on our business and financial results.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of our vessels or their cargos, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

Future changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Compliance with safety and other vessel requirements imposed by classification societies or flag states may be very costly and may adversely affect our business.

The hull and machinery of our offshore supply fleet, ocean fleet, passenger fleet and parts of our river fleet are classed by a classification society. The classification society certifies that a vessel is in class, and may also issue the vessel’s safety certification in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our classed vessels are currently enrolled with classification societies that are members of the International Association of Classification Societies.

A classed vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Generally, classed vessels are also required to be drydocked every two to three years for inspection of the underwater parts of such vessels. However, classed vessels must be drydocked for inspection at least twice every five years.

If a vessel does not maintain its class, that vessel will, in practical terms, be unable to trade and will be unemployable, which would negatively impact our revenues, and could cause us to be in violation of certain covenants in our loan agreements and/or our insurance policies.

Our vessels could be subject to seizure through maritime arrest or government requisition.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting the vessel or, under the ‘‘sister ship’’ theory of liability followed in some jurisdictions, arrest the vessel that is subject to the claimant’s maritime lien or any other vessel owned or controlled by the same owner. In addition, a government could seize ownership of one of our vessels or take control of a vessel and effectively become her charterer at charter rates dictated by the government. Generally, such requisitions occur during a period of war or emergency. The maritime arrest, government requisition or any other seizure of one or more of our vessels could interrupt our operations, reducing related revenue and earnings, and may require us to pay very large sums of money to have the arrest lifted.

The impact of terrorism and international conflict on the global or regional economy could lead to reduced demand for our services, which would adversely affect our revenues and earnings.

Terrorist attacks such as the attacks on the United States on September  11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world markets and may affect our business, results of operations and financial condition. The conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which

Risk factors

may contribute to further instability in the global markets. In addition, future terrorist attacks could result in an economic recession affecting the United States or the entire world. The effects of terrorism on financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Terrorist attacks have, in the past, targeted shipping interests, including ports or vessels. For example in October 2002, there was a terrorist attack on the VLCC Limburg, a vessel not related to us. Any future attack in the markets we serve may negatively affect our operations or demand for our services, and such attacks may also directly impact our vessels or our customers. Further, insurance may not cover our loss or liability for terrorist attacks on our vessels, cargo or passengers either fully or at all. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Demand for cruises in our Passenger Business may be affected by many factors that are outside our control.

Demand for cruises in our Passenger Business may be affected by a number of factors. Sales are dependent on the underlying economic strength of the countries in which we operate and the country of origin of our passengers, which is currently primarily countries in Europe. Adverse economic conditions can reduce the level of consumers' disposable income that is available for their vacation choices. In addition, events or circumstances that make cruises relatively less attractive relative to other vacation or leisure alternatives will reduce consumer demand for cruises. Finally, the overall increase in passenger capacity in the cruise industry could lead to reduced demand for our vessels, and if the charterer of one of our vessels does not perform under the charter, we will be unable to re-charter that vessel in the middle of a cruise season.

Moreover, adverse incidents involving passenger vessels and adverse media publicity concerning the cruise industry in general or our vessels in particular may reduce demand. The operation of passenger vessels involves the risk of accidents, fires, sicknesses and other incidents, which may bring into question passenger safety and security and adversely affect future industry performance. Any accidents and other incidents involving our passenger vessels would adversely affect our future revenues and earnings. In addition, accidents involving other cruise businesses or other adverse media publicity concerning the cruise industry in general could impact customer demand and, therefore, have an adverse impact on our revenues and earnings.

In addition, armed conflicts or political instability in areas where our passenger vessels operate can adversely affect demand for our cruises to those areas. Also, acts of terrorism and threats to public health can have an adverse effect on the public's attitude toward the safety and security of travel and the availability of air service and other forms of transportation, which some of our passengers use to travel.

Environmental, health, safety and security legislation and regulation of passenger vessels could increase our operating costs in our Passenger Business.

Some environmental groups have lobbied for more stringent regulation of passenger vessels. Some groups also have generated negative publicity about the cruise industry and its environmental impact. As a result of these and other actions, governmental and regulatory authorities around the world may enact new environmental, health, safety and security legislation and regulations, such as those governing wastewater discharges. Stricter environmental, health, safety and security legislation and regulations could increase the cost of compliance and adversely affect the cruise industry.

In addition, as a result of the 2002 Protocol of the Athens Convention, and any similar legislation, vessel operators are, and may be in the future, required to adopt enhanced security procedures and approved vessel security plans. Stricter environmental, health, safety, insurance and security legislation and regulations could increase the cost of compliance and adversely affect the cruise industry. We cannot assure you that our costs of complying with current and future laws and regulations, or liabilities arising from past or future releases of, or exposure to, hazardous substances, or to vessel discharges, will not have a material adverse effect on our financial results.

Risk factors

Risks Relating to Our Company

We are an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.

We are an international company and conduct almost all of our operations outside of the United States, and we expect to continue doing so for the foreseeable future. Some of these operations occur in countries that are less developed and stable than the United States, such as Argentina, Bolivia, Brazil, Chile, China, Paraguay, South Africa and Uruguay. Some of the risks we are exposed to by operating in these countries include among others:

political and economic instability, changing economic policies and conditions, and war and civil disturbances;

recessions in economies of countries in which we have business operations;

the imposition of additional withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;

the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;

longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

difficulties and costs of staffing and managing our foreign operations; and

acts of piracy or terrorism.

These risks may result in unforeseen harm to our business and financial condition. Also, some of our customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could adversely affect that part of our business.

Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success in international markets depends, in part, upon our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies which will be effective in each location where we do business. Further, the occurrence of any of the foregoing factors may have a material adverse effect on our business and results of operations.

Our earnings may be lower and more volatile if we do not efficiently deploy our vessels between longer term and shorter term charters.

We employ our ocean and offshore vessels on spot voyages, which are typically single voyages for a period of less than 60 days for our ocean vessels and five days for our PSVs, and on time charters and contracts of affreightment, which are longer term contracts for periods of typically three months to three years or more. As of June 30, 2006, four of our six oceangoing vessels were employed under time charters expiring on dates ranging between seven and 27 months, the vast majority of our fleet of pushboats and barges in our River Business were employed under contracts of affreightment ranging from one month to four years, and one of our four PSVs was chartered for the duration of drilling of two wells, which typically lasts three to four months. A second PSV is on charter in the North Sea to Apache through March 2007. In addition, our other two PSVs delivered in February and August 2006, respectively, are time chartered to Petrobras until March 2007.

Although time charters and contracts of affreightment provide steady streams of revenue, vessels committed to such contracts are unavailable for spot voyages or for entry into new longer term time charters or contracts of affreightment. If such periods of unavailability coincide with a time when market prices have risen, such vessels will be unable to capitalize on that increase in market prices. If our vessels are available for spot charter or entry into new time charters or contracts of affreightment, they are subject to market prices, which may vary greatly.

Risk factors

If such periods of availability coincide with a time when market prices have fallen, we may have to deploy our vessels on spot voyages or under long term time charters or contracts of affreightment at depressed market prices, which would lead to reduced or volatile earnings and may also cause us to suffer operating losses.

We may not be able to grow our business or effectively manage our growth.

A principal focus of our strategy is to continue to grow, in part by increasing the number of vessels in our fleet. The rate and success of any future growth will depend upon factors which may be beyond our control, including our ability to:

identify attractive businesses for acquisitions or joint ventures;

identify vessels for acquisitions;

integrate any acquired businesses or vessels successfully with our existing operations;

hire, train and retain qualified personnel to manage and operate our growing business and fleet;

identify new markets;

expand our customer base;

improve our operating and financial systems and controls; and

obtain required financing for our existing and new operations.

We may not be successful in executing our growth plans and could incur significant expenses and losses in connection therewith.

Furthermore, because the volume of cargo we ship in our River Business is at or near the capacity of our barges during the peak season, our ability to increase volumes shipped in our River Business is limited by our ability to increase our barge fleet’s carrying capacity, either through purchasing additional barges or increasing the size of our existing barges.

Our planned investments in our River Business vessels are subject to significant uncertainty.

We intend to invest in expanding the size of our barges and installing new engines that burn less expensive fuel in our line pushboats. It is possible that these initiatives will fail to result in increased revenues and lower fuel costs, or that they will lead to other complications that would adversely affect our business.

The increased capacity created by expanding the size of our barges may not be utilized by the local transportation market at prevailing prices or at all. Our expansion activities may also be subject to delays, which may result in cost overruns or lost revenues. Any of these developments would adversely affect our revenue and earnings.

While we expect the heavier fuel that our new engines burn to continue to be available at a discount to the price of the fuel that we currently use, the heavier fuel may not be available at the discount we anticipate or at any discount at all. In addition, operating our new engines will require specially trained personnel, and such personnel may not be readily available. Higher fuel or personnel costs would adversely affect our profitability. The operation of these new engines may also result in other complications that cannot easily be foreseen and that may adversely affect the quantity of cargo we carry or lead to additional costs, which could adversely affect our revenue and earnings.

We may not be able to charter our PSVs at attractive rates.

We have contracted with a shipyard in Brazil to build two new PSVs and expect to take delivery of these vessels during 2007 and 2008. We are negotiating with other shipyards to construct a further four new PSVs for deliveries beyond 2007. These vessels are not currently subject to charters and may not be subject to charters on their date of delivery. Although we intend to charter these vessels to Petrobras and other charterers, we may not be able to do so. Even if we do obtain charters for these vessels, the charters may be at rates lower than those that currently prevail or those that we anticipated at the time of ordering the vessels. If we fail to obtain charters or if we enter into charters with low charter rates, our financial condition and results of operations could suffer.

Risk factors

We may face delays in delivery under our newbuilding contracts for PSVs which could adversely affect our financial condition and results of operations.

Our two PSVs currently under construction and additional newbuildings for which we intend to enter into contracts may be subject to delays in their respective deliveries or non-delivery from the shipyards. The delivery of our PSVs could be delayed, canceled, become more expensive or otherwise not completed because of, among other things:

quality or engineering problems;

changes in governmental regulations or maritime self-regulatory organization standards;

work stoppages or other labor disturbances at the shipyard;

bankruptcy or other financial crises of the shipyard;

economic factors affecting the yard’s ability to continue building the vessels as originally contracted;

a backlog of orders at the shipyard;

weather interference or a catastrophic event, such as a major earthquake or fire or any other force majeure;

our requests for changes to the original vessel specifications;

shortages of or delays in the receipt of necessary construction materials, such as steel;

our inability to obtain requisite permits or approvals or to receive the required classifications for the vessels from authorized classification societies; or

a shipbuilder's failure to otherwise meet the scheduled delivery dates for the PSVs or failure to deliver the vessels at all.

If the delivery of any PSV is materially delayed or canceled, especially if we have committed that PSV to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected. Although the building contracts typically incorporate penalties for late delivery, we cannot assure you that the vessels will be delivered on time or that we will be able to collect the late delivery payment from the shipyards.

We cannot assure you that we will be able to repossess the vessels under construction or their parts in case of a default of the shipyards and, in those cases where we may have performance guarantees, we cannot assure that we will always be able to collect or that it will be in our interest to collect these guarantees.

We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could adversely affect our revenues.

In each of our business segments, we derive a significant part of our revenues from a small number of customers. In 2005, our largest customer, Cargill, accounted for 25% of our total revenues, our second largest customer, Swissmarine Services, accounted for 17% of our total revenues, and our six largest customers in terms of revenues, in aggregate, accounted for 70% of our total revenues. In addition, some of our customers, including many of our most significant customers such as Petrobras and Archer Daniels Midland, operate vessels of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including in order to utilize their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our revenues and earnings.

Rising fuel prices may adversely affect our profits.

Fuel is the largest operating expense in our River Business where most of our contracts are contracts of affreightment under which we are paid per ton of cargo shipped. Currently, many of these agreements permit the adjustment of freight rates based on changes in the price of fuel. We may not be able to include this provision in these contracts when they are renewed or in future contracts with new customers. In our Ocean, Offshore Supply and Passenger Businesses, the risk of variation of fuel prices under the vessels' current

Risk factors

employment is generally borne by the charterers, since the charterers are generally responsible for the supply of fuel. In the future, we may become responsible for the supply of fuel to such vessels, in which case variations in the price of fuel could affect our earnings.

To the extent our contracts do not allow us to pass on to our customers the increased costs of changes in fuel prices, we will be forced to bear such costs. We may hedge in the futures market all or part of our exposure to fuel price variations. We may not be successful in hedging our exposure. In the event of a default by our charterers or other circumstances. affecting the performance of a contract of affreightment, we are subject to exposure under, and may incur losses in connection with, our hedging instruments.

In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence.

Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees, our results of operations may be negatively impacted.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our CEO and Executive Vice President, have extensive experience in the shipping industry and have held their roles with us since our inception. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. The loss of any of the members of our management team could adversely affect our business prospects and results of operations and could lead to an immediate decrease in the price of our common stock. We do not maintain ‘‘key man’’ insurance on any of our officers. Further, the efficient and safe operation of our vessels requires skilled and experienced crew members. Difficulty in hiring and retaining such crew members could adversely affect the operation of our vessels, and in turn, adversely affect our results of operations.

We may use the proceeds of this offering for general corporate purposes with which you may not agree.

We will use a portion of the proceeds of this offering for general corporate purposes. In addition, if the shipyard building our two PSVs currently under construction fails to deliver the PSVs to us as agreed, or if we cancel a contract because the shipyard has not met its obligations, our management will have the discretion to apply the approximately $20.0 million of proceeds of this offering that we would have used to purchase those PSVs to acquire other vessels or for general corporate purposes. You may not agree with the purposes for which we use such proceeds. We will not escrow the proceeds from this offering and will not return the proceeds to you if we do not take delivery of one or more PSVs. It may take a substantial period of time before we can locate and purchase other suitable vessels. During this period, the portion of the proceeds of this offering originally planned for the acquisition of these PSVs may only be invested on a short-term basis and therefore may not yield returns at rates comparable to those these PSVs might have earned.

Secondhand vessels are more expensive to operate and repair than newbuildings and may have a higher likelihood of accidents.

We purchased all of our oceangoing vessels and substantially all of our other vessels, except our PSVs, secondhand and our current business strategy generally includes growth through the acquisition of additional secondhand vessels. While we inspect secondhand vessels prior to purchase, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we are liable to third parties.

New vessels may experience initial operational difficulties.

New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems. Normally, we will receive a warranty from the shipyard but we cannot assure you that it will always be effective to resolve the problem without additional costs to us.

Risk factors

As our fleet ages, the risks and costs associated with older vessels increase.

The costs to operate and maintain a vessel in operation increase with the age of the vessel. Charterers may prefer newer vessels which carry lower cargo insurance rates and are more fuel-efficient than older vessels. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. As our vessels age, market conditions may not justify the expenditures necessary for us to continue operation of our vessels, and charterers may no longer charter our vessels at attractive rates or at all. Either development could adversely affect our earnings.

We may not have adequate insurance to compensate us if our vessels or property are damaged or lost or if we harm third parties or their property or the environment.

We insure against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity, or P&I, associations, or clubs. We also procure hull and machinery insurance and war risk insurance for our fleet. In most instances, we do not procure loss of hire insurance, which covers business interruptions that result in the loss of use of a vessel. We insure our river terminals against physical loss or damage, and third party liability through membership in the Through Transport Mutual Insurance Association Ltd. We cannot assure you that such insurance will continue to be available on a commercially reasonable basis.

All insurance policies that we carry include deductibles (and some include limitations on partial loss) and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Further, our insurance may not be sufficient to fully compensate us against losses that we incur, whether from damage to or loss of our vessels, through liability to a third party, for harm to the environment or for other catastrophic claims. For example, our protection and indemnity insurance has a coverage limit of $1.0 billion regarding oil spills and related harm to the environment. Although this is a significant sum, it may be insufficient to fully compensate us, and any uninsured losses that we incur may be substantial and may have a very significant effect on our financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations or lack of payment of premiums.

We cannot assure you that we will be able to renew our existing insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Each of our policies is also subject to limitations and exclusions, and our insurance policies may not cover all types of losses that we could incur. Any uninsured or under-insured loss could harm our business, financial condition and operating results. Furthermore, we cannot assure you that the P&I clubs to which we belong will remain viable. We may also become subject to funding calls due to our membership in the P&I clubs which could adversely affect our profitability. Also, certain claims may be covered by our P&I insurance, but subject to the review and at the discretion of the board of the P&I club. We can not assure you that the board will exercise its discretion to vote to approve the claim.

Labor disruptions in the shipping industry could adversely affect our business.

As of June  30, 2006, we employed 187 land-based employees and approximately 762 seafarers as crew on our vessels. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Risk factors

Certain conflicts of interest may adversely affect us.

Certain of our directors and officers hold similar positions with other related companies. Felipe Menendez R., who is our President, Chief Executive Officer, and a Director, is a Director of Oceanmarine, a related company that previously provided administrative services to us and has entered into joint ventures with us in salvage operations. Oceanmarine also operates spot charter container services between Argentina and Brazil, an activity in which we do not engage at the present time. Ricardo Menendez R., who is our Executive Vice President and one of our Directors, is the President of Oceanmarine, and is also the Chairman and President of The Standard Steamship Owners’ Protection and Indemnity Association (Bermuda) Limited, or Standard, a P&I club with which some of our vessels are entered. Both Mr.  Ricardo Menendez R. and Mr. Felipe Menendez R. are Directors of Maritima SIPSA, a company owned 49% by us and 51% by SIPSA (a related company), which has entered into agreements to purchase and resell from and to our subsidiaries our vessel Princess Marina, and Directors of Shipping Services Argentina S.A. (formerly I. Shipping Services), a company that provides vessel agency services for third parties in Argentina and occasionally for our vessels calling at Buenos Aires and other Argentinean ports. We are not engaged in the vessel agency business and the consideration we paid for the services provided by Shipping Services Argentina S.A. (formerly I. Shipping Services) to us amounted to less than $10,000 in 2005. Although these directors and officers attempt to perform their duties within each company independently, in light of their positions with such entities, these directors and officers may face conflicts of interest in selecting between our interests and those of Oceanmarine, Shipping Services Argentina S.A. (formerly I. Shipping Services) and the Standard. In addition, Shipping Services Argentina S.A. (formerly I. Shipping Services) and Oceanmarine are indirectly controlled by the Menendez family, including Felipe Menendez R. and Ricardo Menendez R. These conflicts may limit our fleet’s earnings and adversely affect our operations. We refer you to ‘‘Related party transactions’’ for more information on related party transactions.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the Notes and any amounts borrowed under any of our subsidiaries’ credit facilities, and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness, including the Notes and any amounts borrowed under our subsidiaries’ credit facilities, or to fund our other liquidity needs.

If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, the indenture for the Notes and the credit agreements governing our subsidiaries’ various credit facilities may restrict us from adopting any of these alternatives.

We may not be able to obtain financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations and financial condition.

In order to follow our current strategy for growth, we will need to fund future vessel acquisitions, increased working capital levels and increased capital expenditures. In the future, we will also need to make capital expenditures required to maintain our current fleet and infrastructure. We do not currently believe that cash generated from our earnings will be sufficient to fund all of these measures. Accordingly, we will need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which would harm our revenue and profitability. If we fail to obtain the funds necessary to acquire new vessels, or increase our working capital or capital expenditures, we

Risk factors

would not be able to grow our business and our earnings could suffer. Furthermore, any issuance of additional equity securities could dilute your interest in us and the debt service required for any debt financing would limit cash available for working capital and the payment of dividends, if any.

We do not currently have a revolving credit facility that could fund any short term liquidity needs.

We do not currently have a revolving credit facility. Accordingly, if we should need additional liquidity, we will need to obtain additional financing in the form of debt or equity. Events that could require us to obtain such financing include seasonal fluctuations, acquisitions of vessels or businesses, interruptions in the operations of one or more of our businesses, market downturns, growth in working capital demands, damage to our vessels or infrastructure, and other events. Furthermore, any of these events could be unforeseen or unexpected and require us to obtain additional financing in a very short period of time. If we should require additional liquidity, we may not be able to obtain necessary financing on attractive terms or at all due to a number of factors that could exist at the time, including adverse financial markets, adverse developments in our business or industry, a short time frame in which to obtain such financing, and other factors. If we are unable to obtain any financing required to fund our short term liquidity needs, our financial condition and results of operations would be adversely affected, and we may be unable to make required payments under some or all of our obligations.

We may not be able to fulfill our obligations in the event we suffer a change of control.

If we suffer a change of control, we will be required to make an offer to repurchase the Notes at a price of 101% of their principal amount plus accrued and unpaid interest. Under certain circumstances, a change of control of our company may also constitute a default under our credit facilities resulting in our lenders' right to accelerate their loans. We may not be able to satisfy our obligations if a change of control occurs.

Our subsidiaries' credit facilities and the indenture governing our Notes impose significant operating and financial restrictions on us that may limit our ability to successfully operate our business.

Our subsidiaries’ credit facilities and the indenture governing the Notes impose significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long term interests. These restrictions limit our ability to, among other things:

incur additional debt;

pay dividends or make other restricted payments;

create or permit certain liens;

make investments;

engage in sale and leaseback transactions;

sell vessels or other assets;

create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

engage in transactions with affiliates; and

consolidate or merge with or into other companies or sell all or substantially all of our assets.

See ‘‘Description of credit facilities and other indebtedness.’’ These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

In addition, some of our subsidiaries' credit facilities require that our subsidiaries maintain specified financial ratios and satisfy financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the markets in which our subsidiaries operate, may affect their ability to comply with these covenants. We cannot assure you that our subsidiaries will meet these ratios or satisfy these covenants or that our subsidiaries' lenders will waive any failure to do so. A

Risk factors

breach of any of the covenants in, or our inability to maintain the required financial ratios under, our subsidiaries' credit facilities would prevent our subsidiaries from borrowing additional money under the facilities and could result in a default under them.

If a default occurs under our credit facilities or of those of our subsidiaries, the lenders could elect to declare that debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt. Moreover, if the lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a default under other debt. If all or any part of our debt were to be accelerated, we may not have or be able to obtain sufficient funds to repay it or to repay the Notes upon acceleration.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and financial condition or our ability to pay dividends.

In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to obtain credit facilities and access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds necessary for future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

We are a holding company, and we depend entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company, and as such we have no significant assets other than the equity interests of our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to pay dividends and service our indebtedness depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, some of our subsidiaries' existing credit agreements contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. See ‘‘Description of credit facilities and other indebtedness.’’ Further, some countries in which our subsidiaries are incorporated require our subsidiaries to receive central bank approval before transferring funds out of that country. In addition, under limited circumstances, the indenture governing the Notes permits our subsidiaries to enter into additional agreements that can limit our ability to receive distributions from such subsidiaries. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt or pay dividends, should we decide to do so, unless we obtain funds from other sources, which may not be possible.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. For example, in 2005, 84% of our revenues were denominated in U.S. dollars, 11% were denominated in Euros, and 5% were denominated in British pounds. If the value of the dollar appreciates relative to the value of these other currencies, the U.S. dollar value of the revenues that we report on our financial statements could be materially adversely affected. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. Further, we incur costs in multiple currencies that are different than, or in a proportion different to, the currencies in which we receive our revenues. Accordingly, if the currencies in which we incur a large portion of our costs appreciate in

Risk factors

value against the currencies in which we receive a large portion of our revenue, our margins could be adversely affected. We have not historically hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated losses.

We may have to pay tax on United States source income, which would reduce our earnings and cash flows.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. will be characterized as U.S. source shipping income. Such income will be subject to a 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder, which became effective for our calendar year subsidiaries on January 1, 2005.

Our subsidiaries filed U.S. tax returns for 2004 and 2003 and took the position on those returns that they qualified for the exemption on their U.S. source shipping income under Section 883 based on the determination that more than 50% of their stock was beneficially owned by qualified shareholders. However, that claim for exemption by our subsidiaries may not prevail if challenged on audit. In the absence of the availability of the exemption for 2004 and 2003, our subsidiaries would be subject to a 4% federal income tax of approximately $0 and $249,264, respectively. For the calendar year 2005, our subsidiaries did not derive any U.S. source shipping income and for the calendar year 2006, we do not anticipate that our subsidiaries will derive any U.S source shipping income. Therefore our subsidiaries should not be subject to any U.S. federal income tax for either 2005 or 2006 regardless of their qualification for exemption under Section 883.

For 2006 and tax years after this offering, we believe that the U.S. source shipping income of our subsidiaries will qualify for the exemption from tax under Section 883 on the basis that our stock will be primarily and regularly traded on the Nasdaq. However, we cannot assure you that our subsidiaries will qualify for that exemption. In addition, changes in the Code, the Treasury Regulations or the interpretation thereof by the Internal Revenue Service or the courts could adversely affect the ability of our subsidiaries to qualify for such exemption. If our subsidiaries are not entitled to that exemption, they would be subject to a 4% U.S. federal income tax on their U.S. source shipping income. The imposition of this tax could have a negative affect on our business and would result in decreased earnings.

Risks Relating to this Offering and Our Common Stock

An active and liquid public market for you to resell shares of our common stock may not develop.

Prior to this offering, there has not been a public market for our common stock. A liquid trading market for our common stock may not develop. If an active, liquid trading market does not develop, you may have difficulty selling any of our common shares you buy. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us, and may not be indicative of prices that will prevail in the trading market.

The price of our common stock after this offering may be volatile, and may fluctuate due to factors such as:

actual or anticipated fluctuations in quarterly and annual results;

mergers and strategic alliances in the shipping industry;

market conditions in the industry;

changes in government regulation;

our operating results falling short of those forecast by securities analysts;

announcements concerning us or our competitors;

the general state of the securities market; and

other developments affecting us, our industry or our competitors.

Risk factors

The market price for our common stock may be volatile. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than those paid by you in this offering.

Our existing shareholders, including the selling shareholders, will control the outcome of matters on which our shareholders are entitled to vote following this offering.

Our existing shareholders, including the selling shareholders, will own, directly or indirectly, approximately 55.4% of our outstanding common stock after this offering; 48.7% if the underwriters' over-allotment option is fully exercised. Each share of our common stock, when held by one of these shareholders, is entitled to seven votes while shares held by all other shareholders are entitled to one vote, which means our existing shareholders will control 89.7% of the voting power of our common stock; 86.9% if the underwriters' overallotment option is fully exercised. This increased voting power gives our existing shareholders control over the outcome of matters on which shareholders are entitled to vote, including the election of directors, the adoption or amendment of provisions in our memorandum of association or articles of association and possible mergers, corporate control contests and other significant corporate transactions. Further, our existing shareholders are party to a shareholders agreement pursuant to which they have agreed to vote together on certain matters, including mergers and acquisitions. This concentration of voting power may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of voting power could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock. Finally, the interests of our existing shareholders may be different from your interests. For example, potentially contrary to your interests, our existing shareholders may resist attempts to change the current composition of the board of directors and attempts by outside third parties to gain control of or acquire our company. For information concerning our selling shareholders, see ‘‘Principal and selling shareholders.’’

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, you will pay more for your shares of common stock than the amounts paid by existing shareholders for their shares. At the initial public offering price of $11.00 per share you will incur immediate and substantial dilution of $5.06 per share, representing the difference between the initial public offering price and our pro forma net tangible book value per share at June 30, 2006, after giving effect to this offering. In addition, purchasers of our common stock in this offering will have contributed approximately 74% of the aggregate price paid by all purchasers of our common stock, but will own only approximately 45% of the shares outstanding after this offering. In addition, through our Equity Incentive Plan or others, we may issue additional shares that will be dilutive. We refer you to the discussion under the heading ‘‘Dilution.’’

We are not a United States corporation, and our shareholders may be subject to the uncertainties of a foreign legal system in protecting their interests.

Our corporate affairs are governed by our memorandum of association and articles of association, and by the corporate laws of The Bahamas. The corporate laws of The Bahamas may differ in material respects from the corporate laws in U.S. jurisdictions. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation organized in a U.S. jurisdiction. It is unlikely that Bahamian courts would entertain original actions against Bahamian companies predicated solely upon U.S. federal securities laws. Furthermore, judgments based on any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Generally, a final judgment obtained in a court of competent jurisdiction is actionable in Bahamian courts and is impeachable only upon the grounds of fraud, public policy and natural justice. See ‘‘Bahamian company considerations.’’

Risk factors

Future sales of shares could depress our stock prices.

Upon consummation of our offering, our existing shareholders will own 15,500,000 shares, or approximately 55%, of our outstanding common stock, which may be resold subject to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act of 1933. Unless sold to another existing shareholder, each share sold by such shareholders will have one vote per share in the hands of the buyer. Shares held by our existing shareholders as well as our officers, directors and certain other shareholders will be subject to the underwriters’ lock-up agreement in which they have agreed not to dispose of any shares of common stock, subject to limited exceptions, for a period of 180 days after the date of this prospectus, without the consent of the underwriters. Following the expiration or waiver of the lock-up agreement, these share will be eligible for resale as described under the heading ‘‘Shares eligible for future sale’’ in this prospectus. Sales or the possibility of sales of substantial amounts of shares of our common stock by our existing shareholders in the public markets could adversely affect the market price of our common stock in the future.

We have entered into a registration rights agreement with Inversiones Los Avellanos S.A., or Los Avellanos, Hazels (Bahamas) Investments, Inc., or Hazels and Solimar, pursuant to which we granted them, and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements described above, to require us to register under the Securities Act shares of our common stock held by them. Under the registration rights agreement, Los Avellanos, Hazels and Solimar each have the right to request that we register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Los Avellanos, Hazels and Solimar have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Also, Solimar will have certain rights to sell its shares exclusively during the three-year period following the first registration that meets certain specified criteria under the registration rights agreement, subject to the right of Los Avellanos and Hazels to sell a stated amount of shares. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon their sale pursuant to an effective registration statement. In addition, shares not registered pursuant to the registration rights agreement may, subject to the lock-up agreements described above, be resold pursuant to an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 under the Securities Act. We refer you to the sections of this prospectus entitled ‘‘Related party transactions — Registration rights agreement,’’ ‘‘Shares eligible for future sale’’ and ‘‘Underwriting’’ for further information regarding the circumstances under which additional shares of our common stock may be sold.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our memorandum of association and articles of association could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

seven-to-one voting rights for shares held by our selling shareholders prior to this offering;

prohibiting cumulative voting in the election of directors; and

limiting the persons who may call special meetings of shareholders.

These anti-takeover provisions substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. In addition, our selling shareholders, Solimar, Los Avellanos and Hazels, are party to a shareholders agreement pursuant to which they have agreed to vote together on certain matters, including mergers and acquisitions of us that makes it more difficult for a third party to acquire us without the support of our board of directors and selling shareholders.

Risk factors

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to and report on management's assessment of the effectiveness of our internal control over financial reporting. We anticipate these requirements to apply first to our annual report for the fiscal year ending December 31, 2007. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the total cost of our initial compliance and the future ongoing costs of complying with these requirements may be substantial.

We may not pay any dividends.

We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in the Indenture governing the Notes, our subsidiaries’ loan agreements and those created by Bahamian law. Bahamian law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends.

We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. We may also enter into new agreements or new legal provisions may be adopted that will restrict our ability to pay dividends.

U.S. tax authorities could treat us as a ‘‘passive foreign investment company,’’ which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a ‘‘passive foreign investment company,’’ or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ‘‘passive income’’ or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of ‘‘passive income.’’ For purposes of these tests, ‘‘passive income’’ includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute ‘‘passive income.’’ U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our period chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our period chartering activities does not constitute ‘‘passive income,’’ and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under

Risk factors

the Code (which election could itself have adverse consequences for such shareholders, as discussed below under ‘‘Tax considerations — United States federal income taxation of U.S. holders’’), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common stock. See ‘‘Tax considerations — United States federal income taxation of U.S. holders’’ for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Forward-looking statements

Our disclosure and analysis in this prospectus concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled ‘‘Risk factors.’’ These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

future operating or financial results;

pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand;

our ability to obtain additional financing;

our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives;

our dependence upon the abilities and efforts of our management team;

changes in governmental rules and regulations or actions taken by regulatory authorities;

adverse weather conditions that can affect production of the goods we transport and navigability of the river system;

the highly competitive nature of the oceangoing transportation industry;

the loss of one or more key customers;

fluctuations in foreign exchange rates and devaluations;

potential liability from future litigation; and

other factors discussed in the section titled ‘‘Risk factors.’’

Use of proceeds

We estimate the net proceeds to us of this offering will be approximately $125.4 million after deducting the underwriters’ discount and the estimated expenses related to this offering. These estimates are based on an initial public offering price of $11.00 per share.

We expect to use the net proceeds of this offering in the following manner:

$48.0  million to repay the note we issued to LAIF, a related company, in connection with our purchase of its 66.67% interest in UP Offshore;

$11.5  million to repay the notes we issued to Crosstrees Maritime Inc. and Crosstrade Maritime Inc., related companies, in connection with our purchase of Ravenscroft and related assets;

$26.7 million to repay some of our variable interest rate indebtedness owed to IFC and certain of our other lenders;

$4.3  million to redeem UP Offshore’s redeemable preferred shares issued to IFC;

$6.2  million to discharge the obligations to IFC resulting from our purchase of its interest in our River Business;

$20.0 million to be held as working capital to fund a portion of the balance of the construction costs of the two PSVs being built in Brazil; and

the remainder, or approximately $8.7 million, for general corporate purposes.

The purchase price for the interest in UP Offshore was $48.0  million, based on negotiations, and the purchase price for Ravenscroft was $11.5 million, based on negotiations. See ‘‘Management’s discussion and analysis of financial condition and results of operations’’ and ‘‘Related party transactions’’ and ‘‘Recent developments.’’

The indebtedness we will repay with the proceeds of this offering carry the following terms and principal amounts outstanding.

The $48.0 million note we issued to LAIF is non-interest bearing and matures on the earlier of (1) the closing of this offering and (2) October 31, 2006.

The $11.5  million notes we issued to Crosstrees Maritime Inc. and Crosstrade Maritime Inc. are non-interest bearing and mature on the earlier of (1) the closing of this offering and (2) October 31, 2006.

The variable interest rate indebtedness we are repaying includes the following:

$11.8 million owed to IFC, which bears interest at a rate of LIBOR + 3.75% and matures in December 2011;

$3.5 million owed to IFC, which bears interest at a rate of LIBOR + 3.5% and matures in December 2009;

$7.0 million owed to KfW, which bears interest at a rate of LIBOR + 3.5% and matures in December 2009;

$2.6 million owed to IFC, which bears interest at a rate of LIBOR + 5% and matures in December 2009; we incurred this indebtedness in December 2005 to finance the enlargement of floating assets for our River Business

$1.0 million owed to Citibank N.A., which bears interest at a rate of LIBOR + 2.75% and matures on December 2010;

We will use some of the proceeds of this offering for general corporate or working capital purposes. See ‘‘Risk factors — Risks related to our company — We may use the proceeds of this offering for general corporate purposes with which you may not agree’’ for a discussion of the risks associated with our use of the proceeds.

We will not receive any proceeds of the offering received by the selling shareholders. See ‘‘Principal and selling shareholders.’’

Dividend policy

The payment of dividends is in the discretion of our board of directors, subject to certain limitations described in this prospectus under ‘‘Dividend policy.’’ We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Bahamian law, our future earnings, capital requirements, financial condition and future prospects, and such other factors as our board of directors may deem relevant. Bahamian law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Our ability to pay dividends is restricted by the Notes, which we issued in 2004. In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine requires the establishment of reserves. The payment of dividends is not guaranteed or assured and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends is dependent upon the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in any of the markets in which we participate, our earnings will be negatively affected, thereby limiting our ability to pay dividends. We refer you to ‘‘Risk factors — Risks relating to our company — We cannot assure you that we will pay dividends’’ for a discussion of the risks related to our ability to pay dividends.

Capitalization

The following table sets forth our actual consolidated capitalization as of June  30, 2006, on a historical basis and as adjusted for the distribution to the existing shareholders of the treasury stock and to reflect this offering and the expected use of proceeds therefrom, based on an initial public offering price per share of $11.00.

You should read this table in conjunction with the information in the sections entitled ‘‘Use of proceeds,’’ ‘‘Management’s discussion and analysis of financial condition and results of operations,’’ ‘‘Unaudited pro forma condensed consolidated financial information,’’ ‘‘Selected financial and other data’’ and ‘‘Description of credit facilities and other indebtedness’’ and our historical consolidated financial statements, together with the respective notes thereto, included elsewhere in this prospectus.

	At June 30, 2006
	Actual	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$8,558	$20,961
Restricted cash(a)	3,726	—
Cash balance to fund PSV construction costs	—	20,000	(b)
Total cash	$12,284	$40,961
Long-term financial debts (including current portion)	$67,244	$41,344
Promissory Notes with related parties	59,500	—
2014 Senior Notes	180,000	180,000
Total debt(c)	306,744	221,344
Minority interest	10,241	5,284
Redeemable preferred shares	3,445	—
Shareholders' equity:
Common stock 15,500,000, issued and outstanding shares, par value $0.01, including 3,947,266 shares held in treasury, actual; 28,000,000, issued and outstanding shares, par value $0.01, as adjusted	155	280
Additional paid-in capital(d)	68,750	173,668
Treasury stock(e)	(20,332)	—
Accumulated other comprehensive income	180	180
Accumulated earnings (deficit)(f)	15	(2,100)
Total shareholders’ equity	48,768	172,028
Total capitalization	$369,198	$398,656

(a)

Cash held in escrow to repay certain long-term indebtedness.

(b)

The minimum contractual obligation with the shipyard is $10.0 million. However, we estimate that the total expenditure necessary to commission the remaining three PSVs for service will be $22.0 million. See ‘‘Use of proceeds’’ and ‘‘Tabular disclosure of contractual obligations.’’

(c)

The total debt amounts presented in this table do not include accrued interest, an item included in the calculation of total debt used elsewhere in this prospectus, amounting to $1.8 million in the Actual and $1.7 million in the As Adjusted columns.

(d)

Estimated underwriting discounts and commissions and offering expenses of approximately $12.1 million have been deducted from the gross proceeds of the sale of shares pursuant to this offering. Additional paid-in capital decreased by $20.3 million as a result of the distribution to the existing shareholders of 3,947,266 shares held in treasury (see note 12 to our audited consolidated financial statements for the year ended December 31, 2005).

(e)

Increased by $20.3 million as a result of the distribution to the existing shareholders of 3,947,266 shares held in treasury (see note 12 to our audited consolidated financial statements for the year ended December 31, 2005).

(f)

As a result of the repayment of a portion of the long-term financial debts and the redemption of the redeemable preferred shares in UP Offshore with the proceeds of this offering, we will realize a non-recurring loss that will reduce total shareholders' equity by $2.1 million.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is in excess of the book value per share attributable to the existing shareholders for the presently outstanding common stock.

At June 30, 2006, we had net tangible book value of $40.8 million, or $2.63 per share of common stock. After giving effect to the sale of 12,500,000 shares of common stock at a price of $11.00 per share of common stock, and after deducting the estimated underwriting discounts, commissions and estimated offering expenses, our net tangible book value at June 30, 2006, would have been $166.2 million or $5.94 per share of common stock. This represents an immediate appreciation in net tangible book value of $3.31 per share of common stock to existing shareholders and an immediate dilution of net tangible book value of $5.06 per share to new investors. The following table illustrates the per share dilution and appreciation at June 30, 2006.

Initial public offering price		$11.00
Net tangible book value as of June 30, 2006	$2.63
Increase in net tangible book value per share attributable to new investors in this offering	3.31
Net tangible book value after giving effect to this offering		5.94
Dilution to new investors		$5.06

Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share. Dilution per share to new investors would be $5.06 if the underwriters exercise in full their over-allotment option.

The following table summarizes, on a pro forma basis as of June 30, 2006, after giving effect to this offering, the differences between the number of shares of common stock purchased from us, the total amount paid to us and the average price per share of common stock paid by the existing holders of shares of our common stock and by our new investors in this offering, based on an initial public offering price of $11.00 per share.

	Shares Outstanding		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(in thousands)
Existing shareholders	15,500,000	55%	$48,573	26%	$3.13
New investors	12,500,000	45	137,500	74	11.00
Total	28,000,000	100%	$186,073	100%	6.65

Unaudited pro forma condensed consolidated financial information

We derived the following unaudited pro forma condensed consolidated financial information for the year ended December 31, 2005, from our historical consolidated financial statements for the year ended December  31, 2005 and the historical consolidated financial statements of UP Offshore for the year ended December 31, 2005, set forth elsewhere in this prospectus, and such information is qualified in its entirety by reference to, and should be read in conjunction with, such financial statements.

We derived the unaudited pro forma condensed consolidated financial information as of June  30, 2006 and for the six-month period ended June  30, 2006, from our interim unaudited condensed consolidated financial statements as of and for the six-month period ended June 30, 2006 and the unaudited financial information of UP Offshore for the period ended March 21,  2006.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2005 and for the six-month period ended June 30, 2006 give effect to the following events (the ‘‘Transactions’’) (each as defined below) as if they had occurred on January  1, 2005:

the UP Offshore Acquisition (as described below), and

this offering and the expected use of proceeds.

The unaudited pro forma consolidated balance sheet as of June 30, 2006 gives effect to the distribution of treasury stock pro rata to existing shareholders and this offering and the expected use of proceeds therefrom as if they had occurred on June 30,  2006.

On March 21, 2006, we acquired 66.67% of UP Offshore for $48.0 million bringing our total ownership interest in UP Offshore to 94.45% (the ‘‘UP Offshore Acquisition’’). The UP Offshore Acquisition was accounted for by the purchase method and the results of operations for UP Offshore have been included in our historical financial statements from the date of acquisition. To apply the purchase method in accordance with SFAS 141, Business Combination, we determined the fair value of all assets acquired and liabilities assumed. The estimated fair value of the assets acquired and liabilities assumed and allocations of the purchase price at the date of acquisition are included in note 3 of our interim unaudited condensed consolidated financial statements as of and for the six-month period ended June 30, 2006.

On March 20, 2006, we purchased, for $11.5 million in the form of notes, all of the issued and outstanding capital stock of Ravenscroft. The pro forma information regarding this acquisition is not material for the unaudited pro forma condensed consolidated statements of operations presented herein.

The unaudited pro forma condensed consolidated financial information for the periods presented assume that we will use the net proceeds from this offering based on an initial public offering price of $11.00 per share as follows:

$48.0 million to repay the note we issued to LAIF, a related company, in connection with our purchase of its 66.67% interest in UP Offshore;

$11.5  million to repay the notes we issued to Crosstrade Maritime Inc. and Crosstrees Maritime Inc., related companies, in connection with our purchase of Ravenscroft and related assets;

$26.7 million to repay some of our variable interest rate indebtedness owed to IFC and certain of our other lenders;

$4.3 million to redeem UP Offshore’s redeemable preferred shares issued to IFC;

$6.2 million to discharge the obligations to IFC resulting from our purchase of its interest in our River Business;

$20.0 million to be held as working capital to fund a portion of the balance of the construction costs of the two PSVs being built in Brazil; and

the remainder for general corporate purposes.

Unaudited pro forma condensed consolidated financial information

These transactions are described in greater detail under ‘‘Use of proceeds.’’

The footnotes to the unaudited pro forma condensed consolidated financial information contain a more detailed discussion of how adjustments to reflect the events described above are presented.

We provide this unaudited pro forma condensed consolidated financial information for informational and comparative purposes only. Assumptions underlying the pro forma adjustments applied are described in the accompanying footnotes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial information. We have made the pro forma adjustments described in the accompanying footnotes based on available information, and in our opinion, the adjustments are reasonable.

Certain pro forma adjustments reflect an allocation of the purchase price, material charges, credits and related tax effects that are directly attributable to the UP Offshore Acquisition. The purchase price allocation is preliminary and is subject to refinement.

We cannot give any assurance that the assumptions used in the preparation of the unaudited pro forma condensed consolidated financial information will prove to be correct. The pro forma adjustments do not purport to be and should not be considered to be indicative of what our actual financial position or results of operations would have been if the Transactions had been completed as of the dates or for the periods presented or for any future date or for any period. The unaudited pro forma condensed consolidated financial statements should be read together with ‘‘Use of proceeds’’ ‘‘Management’s discussion and analysis of financial condition and results of operations,’’ and the audited consolidated historical financial statements of our Company and UP Offshore and the footnotes thereto, the interim unaudited condensed consolidated financial statements, and the other financial information included elsewhere in this prospectus.

ULTRAPETROL (BAHAMAS) LIMITED

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006 (Unaudited)

(Dollars in thousands, except share and per share data)

	Ultrapetrol Historical	UP Offshore Historical	Adjustments for the UP Offshore Acquisition		Pro Forma for UP Offshore Acquisition	Adjustment for this offering			Pro Forma consolidated
	(A)	(B)	(C)			(D)
Revenues Ocean Business	$20,454	$—	$(40	)(C.1)	$20,414	$			$20,414
Revenues Offshore Supply Business	10,400	3,007	(2,640	)(C.1)	10,767				10,767
Revenues River Business	36,939	—			36,939				36,939
Revenues Passenger Business	9,363	—			9,363				9,363
Total revenues	77,156	3,007	(2,680)		77,483				77,483
Voyage expenses Ocean Business	(422)	—			(422)				(422)
Voyage expenses Offshore Supply Business	(3,161)	(7)	2,640	(C.1)	(528)				(528)
Voyage expenses River Business	(15,931)	—			(15,931)				(15,931)
Voyage expenses Passenger Business	(1,704)	—			(1,704)				(1,704)
Running cost Ocean Business	(6,875)	—			(6,875)				(6,875)
Running cost Offshore Supply Business	(1,830)	(437)			(2,267)				(2,267)
Running cost River Business	(9,263)	—			(9,263)				(9,263)
Running cost Passenger Business	(4,999)	—			(4,999)				(4,999)
Amortization of dry docking	(4,185)	—			(4,185)				(4,185)
Depreciation of vessels and equipment	(8,606)	(408)	(103	)(C.2)	(9,117)				(9,117)
Administrative and commercial expense & management fees	(5,540)	(446)	40	(C.1)	(5,946)				(5,946)
Amortization of intangible assets	(196)	—			(196)				(196)
Other operating income	—	—							—
Total operating expenses	(62,712)	(1,298)	2,577		(61,433)				(61,433)
Operating profit	14,444	1,709	(103)		16,050				16,050
Financial expense	(9,669)	(292)			(9,961)		1,306	(D.1)	(8,655)
Financial income	273	—	(49	)(C.3)	224				224
Investment in affiliates	724	—	(329	)(C.3)	395				395
Other net income (expenses)	62	(13)			49				49
Total other income (expenses)	(8,610)	(305)	(378)		(9,293)		1,306		(7,987)
Income before income taxes and minority interest	5,834	1,404	(481)		6,757		1,306		8,063
Income taxes	(79)	—			(79)				(79)
Minority interest	(445)	—	(121	)(C.4)	(566)		86	(D.2)	(480)
Net income(1)	$5,310	$1,404	$(602)		$6,112		$1,392		$7,504
Pro forma basic and diluted net income per share	$0.34								$0.27
Pro forma weighted average number of shares for basic earnings per share(2)	15,500,000								28,000,000
Pro forma weighted average number of shares for diluted earnings per share(2)	15,646,384								28,146,384

(1)

The unaudited pro forma condensed consolidated statement of operations does not include a loss of $2,115 on the early repayment of some of our variable interest rate debt and the early redemption of the IFC’s preferred shares in UP Offshore, which loss is non-recurring. Therefore, no corresponding pro forma adjustments have been made for such non-recurring charge. Such loss will be recorded in the period in which the repayment is consummated.

(2)

Gives effect to the distribution of 3,947,266 shares held by our wholly owned subsidiary, Avenar Holdings (Bahamas) Limited, to our existing shareholders on a pro rata basis prior to the closing of this offering. Does not include 310,000 restricted shares to be issued on the closing of this offering and 348,750 shares issuable upon the exercise of options to be granted on the closing of this offering pursuant to our equity incentive plan. See ‘‘Management — Employment agreements.’’

The accompanying introduction and the notes appearing after these unaudited pro forma condensed consolidated financial information are an integral part of the unaudited pro forma condensed consolidated statement of operations of Ultrapetrol (Bahamas) Limited.

ULTRAPETROL (BAHAMAS) LIMITED

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005 (Unaudited)

(Dollars in thousands, except share and per share data)

	Ultrapetrol Historical	UP Offshore Historical	Adjustments for the UP Offshore Acquisition		Pro Forma for UP Offshore Acquisition	Adjustment for this offering			Pro Forma consolidated
			(C)			(D)
Revenues Ocean Business	$49,874	$—	$(28	)(C.1)	$49,846	$			$49,846
Revenues Offshore Supply Business	6,532	3,977	(3,977	)(C.1)	6,532				6,532
Revenues River Business	54,546	—			54,546				54,546
Revenues Passenger Business	14,409	—			14,409				14,409
Total revenues	125,361	3,977	(4,005)		125,333				125,333
Voyage expenses Ocean Business	(1,371)	—			(1,371)				(1,371)
Voyage expenses Offshore Supply Business	(4,980)		3,977	(C.1)	(1,003)				(1,003)
Voyage expenses River Business	(25,710)	—			(25,710)				(25,710)
Voyage expenses Passenger Business	(1,766)	—			(1,766)				(1,766)
Running cost Ocean Business	(12,636)	—			(12,636)				(12,636)
Running cost Offshore Supply Business	(1,218)	(1,331)			(2,549)				(2,549)
Running cost River Business	(17,820)	—			(17,820)				(17,820)
Running cost Passenger Business	(7,560)	—			(7,560)				(7,560)
Amortization of dry docking	(6,839)	—			(6,839)				(6,839)
Depreciation of vessels and equipment	(14,494)	(757)	(250	)(C.2)	(15,501)				(15,501)
Administrative and commercial expense & management fees	(9,735)	(1,270)	28	(C.1)	(10,977)				(10,977)
Other operating income	22,021	—			22,021				22,021
Total operating expenses	(82,108)	(3,358)	3,755		(81,711)				(81,711)
Operating profit (loss)	43,253	619	(250)		43,622				43,622
Financial expense	(19,141)	—			(19,141)		1,895	(D.1)	(17,246)
Financial income	1,152	—	(126	)(C.3)	1,026				1,026
Investment in affiliates	(497)	—	5	(C.3)	(492)				(492)
Other net income	384	2			386				386
Total other income (expenses)	(18,102)	2	(121)		(18,221)		1,895		(16,326)
Income before income taxes and minority interest	25,151	621	(371)		25,401		1,895		27,296
Income taxes	(786)	—			(786)				(786)
Minority interest	(9,797)	—	(207	)(C.4)	(10,004)		173	(D.2)	(9,831)
Net (loss) income(1)	$14,568	$621	$(578)		$14,611		$2,068		$16,679
Pro forma basic net income per share	$0.94								$0.60
Pro forma diluted net income per share	$0.93								$0.59
Pro forma weighted average number of shares for basic earnings per share(2)	15,500,000								28,000,000
Pro forma weighted average number of shares for diluted earnings per share(2)	15,646,384								28,146,384

(1)

The unaudited pro forma condensed consolidated statement of operations does not include a loss of $2,115 on the early repayment of some of our variable interest rate debt and the early redemption of the IFC’s preferred shares in UP Offshore, which loss is non-recurring. Such loss will be recorded in the period in which the repayment is consummated.

(2)

Gives effect to the distribution of 3,947,266 shares held by our wholly owned subsidiary, Avemar Holdings (Bahamas) Limited, to our existing shareholders on a pro rata basis prior to the closing of this offering. Does not include 310,000 restricted shares to be issued on the closing of this offering and 348,750 shares issuable upon the exercise of options to be granted on the closing of this offering pursuant to our equity incentive plan. See ‘‘Management — Employment agreements.’’

The accompanying introduction and the notes appearing after these unaudited pro forma condensed consolidated financial information are an integral part of the unaudited pro forma condensed consolidated income statement of Ultrapetrol (Bahamas) Limited.

ULTRAPETROL (BAHAMAS) LIMITED

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2006 (Unaudited)

(Dollars in thousands)

	Ultrapetrol Historical	Adjustments for this offering			Pro Forma consolidated
		(D)
Assets
Current assets
Cash and cash equivalents	$8,558		$12,403	(D.3)	$20,961
Restricted cash	3,726		(3,726	)(D.4)	—
Accounts receivable	14,377				14,377
Receivables from related parties	4,330				4,330
Marine and river operating supplies	4,031				4,031
Prepaid expenses	5,897				5,897
Other receivables	7,866				7,866
Total current assets	48,785		8,677		57,462
Noncurrent assets
Other receivables	8,541				8,541
Receivables from related parties	1,710				1,710
Restricted cash	993				993
Vessels and equipment, net	305,761		1,243	(D.5)	307,004
Cash balance to fund PSV construction costs	—		20,000	(D.6)	20,000
Dry dock	9,294				9,294
Investments in affiliates	2,532				2,532
Intangible assets	4,142				4,142
Goodwill	3,800				3,800
Other assets	8,841		(1,260	)(D.7)	7,581
Total noncurrent assets	345,614		19,983		365,597
Total assets	$394,399		$28,660		$423,059
Liabilities, minority interest and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$20,811	$			$20,811
Payables to related parties	59,500		(59,500	)(D.8)	—
Current portion of long term financial debt	12,504		(6,815	)(D.8)	5,689
Other payables	703				703
Total current liabilities	93,518		(66,315)		27,203
Noncurrent liabilities
Long term notes	180,000				180,000
Financial debt, net of current portion	56,527		(19,883	)(D.8)	36,644
Other payables	1,900				1,900
Total noncurrent liabilities	238,427		(19,883)		218,544
Total liabilities	331,945		(86,198)		245,747
Minority interest	5,284				5,284
Minority interest subject to put rights	4,957		(4,957	)(D.8)	—
Redeemable preferred shares	3,445		(3,445	)(D.8)	—
Shareholders' equity
Common stock	155		125	(D.9)	280
Additional paid-in capital	68,750		125,250	(D.9)	173,668
			(20,332	)(D.10)
Treasury stock	(20,332)		20,332	(D.10)	—
Accumulated other comprehensive income	180				180
Accumulated earnings (deficit)	15		(2,115	)(D.11)	(2,100)
Total shareholders' equity	48,768		123,260		172,028
Total liabilities, minority interests, redeemable preferred shares and shareholders' equity	$394,399		$28,660		$423,059

The accompanying introduction and the notes appearing after these unaudited pro forma condensed consolidated financial information are an integral part of the unaudited pro forma condensed consolidated balance sheet of Ultrapetrol (Bahamas) Limited.

ULTRAPETROL (BAHAMAS) LIMITED

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION

(Dollars in thousands)

(A)

The amounts in this column represent our historical results for the six month period ended June 30, 2006, which includes the operations of UP Offshore on a consolidated basis from March 21, 2006, the date of acquisition, using the consolidation method. Prior to acquisition, the equity method was used.

(B)

Represents the historical results for UP Offshore for the period prior to March 21, 2006, the date of the UP Offshore Acquisition.

(C)

The amounts in this column reflect the following adjustments to reflect the acquisition of UP Offshore by Ultrapetrol as if it had occurred on January 1,  2005.

(C.1):

Since their respective dates of delivery in 2005, UP Offshore has chartered the PSV’s UP Safira and UP Esmeralda to us under a bareboat charter. These adjustments eliminate the bareboat charter payments from us to UP Offshore for $3,977 and $2,640 for the year ended December  31, 2005 and for the six month period ended June 30,  2006, respectively, and the management fee payments from UP Offshore to us for $28 and $40 for the year ended December 31, 2005 and for the six month period ended June 30, 2006, respectively.

(C.2):

These adjustments reflect additional depreciation expense from the write-up to fair value of UP Offshore’s vessels.

(C.3):

These adjustments represent (a) the elimination of our 27.78% interest in UP Offshore accounted for by the equity method in the amount of $5 and $(329) for the year ended December 31, 2005 and the six month period ended June 30, 2006, respectively, and (b) the elimination of $126 and $49 of intercompany profits we recognized on interest we received on our loan to UP Offshore for the year ended December 31, 2005 and for the six month period ended June 30, 2006, respectively.

(C.4):

The adjustments to minority interest reflect the following:

	For the six-month period ended June 30, 2006	For the year ended December 31, 2005
Dividends on redeemable preferred shares (1)	$(46)	$(183)
Minority interest in UP Offshore not owned by Ultrapetrol	(75)	(24)
Total	$(121)	$(207)

 (1)

Represents the accrued but unpaid dividends on UP Offshore’s preferred redeemable shares owned by IFC. As a result of the UP Offshore Acquisition, we will include the accrual of these dividends as an increase in minority interest in our consolidated statements of operation until redeemed with the proceeds of this offering.

(D)

The amounts in this column reflect the following adjustments to reflect this offering and the expected use of proceeds as if it had occurred on January 1, 2005.

(D.1):

This pro forma adjustment represents the elimination of the interest expense incurred for the variable interest rate debts repaid and the amortization of the capitalized debt issuance costs on these debts.

(D.2):

This pro forma adjustment represents the elimination of the accrued and unpaid dividends on UP Offshore's redeemable preferred shares owned by the IFC net of the minority interest participation.

ULTRAPETROL (BAHAMAS) LIMITED

(D)

The amounts in this column reflect the following adjustments to reflect the distribution of treasury stock pro rata to existing shareholders and this offering and the expected use of proceeds as if they had occurred on June 30, 2006:

(D.3):

The pro forma adjustment to cash is determined as follows:

Gross proceeds from this offering	$137,500
Repayment of some of our variable interest rate debts with the proceeds of this offering	(26,002)
Repayment of interest accrued at the closing of this offering	(696)
Repayment of Note issued to LAIF	(48,000)
Repayment of Notes issued to Crosstrees Maritime and Crosstrade Maritime	(11,500)
Redemption of IFC's redeemable preferred shares in UP Offshore	(3,445)
Prepayment premium of IFC's redeemable preferred shares in UP Offshore	(855)
Discharge of IFC's minority interest in the River Business	(6,200)
Fund a portion of the balance of the construction costs of the two PSVs being built in Brazil	(20,000)
Transaction fees and expenses of this offering	(12,125)
Total	8,677
Reclassification of cash held in escrow related to the variable interest rate debts repaid	3,726
Total pro forma adjustment to cash	$12,403

(D.4):

These pro forma adjustments represent the reclassification to cash and cash equivalents of the cash held in escrow to repay the variable interest rate debts repaid.

(D.5)

This pro forma adjustment represents the write up to fair value the vessels and equipment balance of UABL Limited related to the purchase price allocation in the step-up acquisition of IFC ´s 3.57% interest in the River Business.

(D.6)

This pro forma adjustment represents the cash to be held as working capital to fund a portion of the balance of the construction costs of the last two PSVs being built in Brazil.

(D.7):

This pro forma adjustment represents the write-off of the net book value of the debt issuance costs related to the variable interest rate debts repaid.

(D.8):

These pro forma adjustments represent the expected use of proceeds from this offering, as described in greater detail in ‘‘Use of proceeds.’’

(D.9):

This pro forma adjustment represents the issuance of 12,500,000 common shares at an initial public offering price of $11.00 per share, net of the transaction fees and expenses of $12,125.

(D.10):

This pro forma adjustment represents the distribution to the existing shareholders of 3,947,266 shares held in treasury (see note 12 to our audited consolidated financial statements for the year ended December 31, 2005).

(D.11):

This pro forma adjustment represents the loss on the early repayment of the variable interest rate debts and the early redemption of IFC's redeemable preferred shares in UP Offshore.

Net book value charge for the capitalized debt issuance costs on the variable interest rate debts	$1,260
Prepayment premium of IFC's redeemable preferred shares in UP Offshore	855
Total pro forma adjustment to accumulated deficit	$2,115

The unaudited pro forma condensed consolidated statements of operations do not include a loss of $2,115 on the early repayment of some of our variable interest rate debts and the early redemption of the IFC's redeemable preferred shares in UP Offshore, which loss is non-recurring; therefore, no corresponding pro forma adjustments have been made for such non-recurring charge. Such loss will be recorded in the period in which the repayment and the redemption are consummated.

Selected financial and other data

We derived the following selected financial information set forth below for Ultrapetrol (Bahamas) Limited as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 from our audited consolidated financial statements. We derived our financial data as of June 30, 2006, and for the six-month periods ended June 30, 2005 and 2006 from our respective interim unaudited condensed consolidated financial statements included in this prospectus which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth in those financial statements on a basis consistent with our respective audited financial statements. The information below is selected information and should be read in conjunction with our historical financial statements and related notes, and our Management’s Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere in this prospectus. The historical results below and elsewhere in this prospectus may not be indicative of our future performance.

	Year ended December 31,					Six months ended June 30,
	2001	2002	2003	2004(1)	2005	2005	2006(2)
						(Unaudited)
	(dollars in thousands except share and per share data)
Statement of Operations Data:
Revenues	$111,208	$73,124	$75,233	$95,160	$125,361	$68,913	$77,156
Operating expenses(3)	(60,504)	(37,582)	(41,303)	(40,815)	(73,061)	(32,298)	(44,185)
Depreciation and amortization	(23,443)	(24,807)	(22,567)	(18,688)	(21,333)	(10,687)	(12,987)
Management fees to related parties(4)	(3,250)	(3,176)	(2,863)	(1,513)	(2,118)	(864)	(511)
Administrative and commercial expenses	(4,520)	(3,642)	(4,955)	(7,494)	(7,617)	(3,400)	(5,029)
Other operating income (expenses)(5)	1,534	1,741	(2,124)	784	22,021	21,867	—
Loss on involuntary conversion of receivables(6)	—	(2,704)	—	—	—	—	—
Operating profit	21,025	2,954	1,421	27,434	43,253	43,531	14,444
Financial expense	(17,698)	(16,763)	(16,207)	(16,134)	(19,141)	(9,317)	(9,669)
Financial gain (loss) on extinguishment of debt(7)	—	—	1,782	(5,078)	—	—	—
Financial income	296	326	201	119	1,152	263	273
Investment in affiliates(8)	(692)	(45)	3,140	406	(497)	(163)	724
Other income (expenses)	(126)	(43)	(337)	174	384	(22)	62
Income (loss) before income taxes and minority interest	2,805	(13,571)	(10,000)	6,921	25,151	34,292	5,834
Income taxes	(390)	(150)	(185)	(642)	(786)	(11)	(79)
Minority interest(9)	—	(132)	(1,333)	(1,140)	(9,797)	(9,503)	(445)
Net income (loss)	$2,415	$(13,853)	$(11,518)	$5,139	$14,568	$24,778	$5,310
Basic net income (loss) per share	$0.22	$(1.23)	$(1.00)	$0.44	$1.26	$2.14	$0.46
Diluted net income (loss) per share	$0.22	$(1.22)	$(0.98)	$0.44	$1.25	$2.12	$0.45
Weighted average number of shares for basic earnings per share	10,935,490	11,235,842	11,552,734	11,552,734	11,552,734	11,552,734	11,552,734
Weighted average number of shares for diluted earnings per share	11,081,874	11,382,226	11,699,118	11,699,118	11,699,118	11,699,118	11,699,118
Pro forma basic net income per share (unaudited)(10)					$0.94		$0.34
Pro forma diluted net income per share (unaudited)(10)					$0.93		$0.34
Pro forma weighted average number of shares for basic earnings per share (unaudited)(10)					15,500,000		15,500,000
Pro forma weighted average number of shares for diluted earnings per share (unaudited)(10)					15,646,384		15,646,384

Selected financial and other data

	Year ended December 31,					Six months ended June 30,
	2001	2002	2003	2004(1)	2005	2005	2006(2)
						(Unaudited)
	(dollars in thousands except share and per share data)
Balance Sheet Data (end of period):
Cash and cash equivalents	$5,872	$4,724	$8,248	$11,602	$7,914		$8,558
Current restricted cash	—	1,662	1,155	2,975	3,638		3,726
Working capital(11)	18,920	21,013	15,416	13,441	26,353		(44,733	)(12)
Vessels and equipment	135,289	134,797	120,803	160,535	182,069		305,761
Total assets	225,576	213,546	208,161	273,648	277,747		394,399
Total debt	165,445	168,994	155,814	220,413	211,275		249,031
Shareholders’ equity	47,838	35,089	23,793	28,910	43,474		48,768
Other Financial Data:
Ratio of Earnings to Fixed Charges(13)	1.2	N/A	N/A	1.4	2.3	4.7	1.5

(1)

In a series of related transactions, on April 23, 2004, through two wholly owned subsidiaries, we acquired from ACL the remaining 50% equity interest in UABL Limited that we did not previously own, along with a fleet of 50 river barges and seven river pushboats. The results of UABL Limited’s operations have been included in our consolidated financial statements since that date.

(2)

On March 21,  2006, we purchased an additional 66.67% of UP Offshore from LAIF. Following the acquisition of the shares of UP Offshore from LAIF, we hold 94.45% of the outstanding shares of UP Offshore. The results of UP Offshore’s operations have been included in our consolidated financial statements since that date.

(3)

Operating expenses include voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when a vessel is not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums, lubricants, and certain drydocking costs.

(4)

Management fees to related parties include payments to our related companies Ravenscroft and Oceanmarine for ship management and administration services that they provide to us. We purchased the business of Ravenscroft, and hired the administrative personnel and purchased the administrative related assets of Oceanmarine in March 2006; accordingly, we did not pay any fees to these related parties after those acquisitions. Ship management and administration costs appear as expenses in our results since that date.

(5)

Other income in 2005 includes an approximately $21.8 million gain from the sale of our Capesize bulk carrier, the Cape Pampas. This vessel was owned directly by Ultracape, a company of which we own 60%. Accordingly, the gain on sale attributable to the remaining 40% that we do not own is deducted from income as minority interest. (See note 5 to our audited consolidated financial statements included elsewhere herein.).

(6)

This relates to a loss resulting from the involuntary conversion of certain receivables from U.S. dollars to Argentine pesos. This conversion was the result of legislation passed by the Argentine government in January 2002. Under this law, U.S. dollar obligations between private parties due after January 6, 2002 were to be liquidated in Argentine pesos at a negotiated rate of exchange which reflects a sharing of the impact of the devaluation. Our settlement in Argentine pesos of the U.S. dollar denominated agreements was completed in 2002 and resulted in a loss of $2.7  million.

(7)

During 2003, we repurchased $6.7 million principal amount of our Prior Notes for a price of $4.8 million and realized a gain of $1.8 million. During 2004, we repurchased $5.7 million principal amount of our Prior Notes for a price of $4.3 million and realized a gain of $1.3 million, and we incurred $6.4 million in expenses in relation to our tender offer and repurchase of our Prior Notes.

(8)

Prior to April 2004, we owned 50% of UABL through a joint venture with ACL and, accordingly, we accounted for it using the equity method.

(9)

We own 60% of Ultracape, which owned the Capesize bulk carrier, the Cape Pampas prior to its sale in May 2005, and accordingly recognize minority interest for the 40% we do not own. Figures in 2003 and 2004 principally represent 40% of the income earned by Ultracape, from operation of the Cape Pampas. The figures in 2005 represent 40% of the income from operations of the Cape Pampas as well as 40% of the gain on the sale of the vessel in May 2005.

(10)

Pro forma to reflect the distribution of 3,947,266 shares held by our wholly owned subsidiary, Avemar Holdings (Bahamas) Limited to our existing shareholders on a pro rata basis prior to the closing date of this offering. These shares are currently included in our financial statements as treasury shares.

(11)

Current assets less current liabilities.

(12)

Current liabilities at June 30, 2006 includes $59.5 million related to the promissory notes we issued in connection with our acquisition of all of the shares of Ravenscroft and 66.67% of UP Offshore. (See note 3 to our interim unaudited condensed consolidated financial statements as of and for the six-month period ended June 30, 2006 included elsewhere herein).

(13)

For the purpose of calculating the ratio of earnings to fixed charges, earnings represents net income (loss) from continuing operations before income taxes and minority interest plus fixed charges less minority interest in the pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense (including capitalized interest) on all indebtedness plus amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense. Earnings were insufficient to cover fixed charges in the years ended December 31, 2002 and 2003 by $13,526 and $13,140, respectively. On a pro forma basis, our unaudited ratio of earnings to fixed charges for the year ended December 31, 2005 and for the six-month period ended June 30, 2006 were 2.6 and 1.8, respectively. See ‘‘Unaudited pro forma condensed consolidated financial information’’ for a description of the pro forma adjustments.

Management's discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with the information included under the captions ‘‘Unaudited pro forma condensed consolidated financial information’’ and ‘‘Selected financial and other data,’’ our historical consolidated financial statements and their notes included elsewhere in this prospectus. This discussion contains forward-looking statements. For a discussion on the accuracy of these statements please refer to the section ‘‘Forward-looking Statements’’ that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled ‘‘Risk factors’’ and elsewhere in this prospectus.

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

Our River Business, with approximately 490 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers which flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay, to ports serviced by ocean export vessels. According to DSC, as a whole, these countries are estimated to account for approximately 46.2% of world soybean production in 2005, from 30% in 1995.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs, including four in operation and two under construction to be delivered in 2007 and 2008.

Our Ocean Business owns and operates six oceangoing vessels, including three versatile Suezmax/Oil-Bulk-Ore, or Suezmax OBO, vessels, one Aframax tanker, one semi-integrated tug/barge unit and one chemical/product carrier. Our Ocean Business fleet has an aggregate capacity of approximately 600,000 dwt, and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

Our Passenger Business fleet consists of two vessels with a total carrying capacity of approximately 1,600 passengers, and operates primarily in the European cruise market. We currently employ each of our passenger vessels under seasonal charters with a tour operator. In addition, we are currently negotiating opportunities to operate these vessels during periods outside the European travel season.

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2005

On January 7, 2005, International Finance Corporation, or IFC, and KfW disbursed the remaining $7.5 million of the $30.0 million loan granted to UABL in 2002. These funds were used to finance the purchase and transportation from the United States to the Hidrovia Region of 35 dry barges. Additionally, we used existing funds to purchase two pushboats and other auxiliary equipment.

On March 4, 2005, we entered into a contract to sell our capesize dry-bulk carrier, the Cape Pampas, owned through our 60% joint venture, Ultracape (Holdings) Ltd., or Ultracape, for approximately $37.9 million, net of the related expenses. The vessel was delivered to the new owners on May 6, 2005. This resulted in a net gain to

Management's discussion and analysis of financial condition and results of operations us in 2005, after minority interest, of approximately $13.1 million. While we continually evaluate opportunities for sales of our vessels when we think the values are favorable for us and when such sales will not adversely affect our operations, we do not expect to record similar gains in every period, if at all.

On March 4, 2005, we entered into a contract to purchase the passenger vessel, New Flamenco, for a price of $13.5 million. This transaction was consummated on March 24, 2005, and we continued her employment with a European tour operator during the European travel season. In November 2005, we commenced an extensive refurbishment of the passenger and public spaces.

On April 6, 2005, we purchased the passenger vessel World Renaissance, renamed Grand Victoria, at auction for a price of $3.4 million. This vessel was delivered and fully paid for on April 19,  2005, but was not certified and did not enter service in 2005. This vessel has since been re-classified and refurbished and entered into service in 2006.

On April 29, 2005, we agreed to purchase the product tanker, Sun Chemist, renamed Miranda I, for a total price of $10.3 million. The vessel was delivered and fully paid on July 7, 2005 and entered service in Argentina under a long-term charter with a major oil company in October 2005.

On July 25, 2005, our option to repurchase 25,212 of our shares from Los Avellanos for a total price of $0.9 million was extended until July  25, 2006.

On October 7, 2005, we financed 90% of the acquisition cost of 11 barges in our River Business with $2.9 million in funds available from restricted cash.

On December 1, 2005, we substituted barges TN1502, TN1503, TN1505 and TN1506 with barges ACL 700 and ACL 701 in the collateral pool securing the Notes. The substituted barges are newer and of a higher value than the original barges.

On December 28, 2005, we drew down $3.0 million under the $10.0 million facility provided by IFC to UABL Paraguay, one of our subsidiaries. These funds will be used primarily to increase the size and capacity of some of our existing barges.

Developments in 2006

On March 20, 2006, we purchased all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A., or Ravenscroft, from two of our related parties, Crosstrade Maritime Inc., and Crosstrees Maritime Inc., for the purchase price of $11.5 million. The purchase price included a building in Coral Gables, Florida, U.S., independently valued at $4.5 million. Ravenscroft Shipping (Bahamas) S.A. is a holding company that is the ultimate parent of our vessel managers, Ravenscroft Ship Management Inc., which manages the vessels in our Ocean Business and Offshore Supply Business, and Elysian Ship Management Inc., which manages the vessels in our Passenger Business. We have the option to cause Crosstrade Maritime Inc. and Crosstrees Maritime Inc. to purchase from us all, but not less than all, of the Ravenscroft shares purchased for the original consideration at any time prior to October 31, 2006, but not later than the closing of this offering. Our right to exercise this option is contingent upon the termination of this offering by the mutual agreement of our shareholders or this offering not having occurred by October  21, 2006. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory notes secured by pledges of the shares of Ravenscroft purchased payable upon the earlier of (1) the closing of this offering and (2) October  31, 2006. In compliance with the requirements of our indenture related to the Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

Separately, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., or UP Offshore, a company through which we operate our Offshore Supply Business, from LAIF, an affiliate of Solimar, one of the selling shareholders, for a purchase price of $48.0 million on March 21, 2006. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore. We have the option to cause LAIF to purchase from us all, but not less than all, of the UP Offshore shares purchased for the original consideration at any time prior to October 31,  2006, but not later than the closing of this offering. Our right to exercise this option is contingent upon the termination of this offering by the mutual agreement of our shareholders or this offering not having occurred by October 21, 2006. The purchase price of this acquisition

Management's discussion and analysis of financial condition and results of operations was paid in the form of a non-interest bearing promissory note secured by a pledge of the shares of UP Offshore purchased payable upon the earlier of (1) the closing of this offering and (2) October 31, 2006. In compliance with the requirements of our indenture related to the Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

On May 3, 2006, we signed an agreement with IFC to purchase from IFC the 7.14% of UP River (Holdings) Ltd., or UP River, an entity that owns the 50% of UABL that we do not own, for the price of $6.1 million plus accrued interest from May 15, 2006 to the closing of this offering. As part of this agreement, IFC agreed to waive its option to convert its interest in UP River to shares in our company and its right to participate in this offering. This agreement is subject to the successful completion of this offering and our obligation under this agreement will be paid from proceeds of this offering.

On March  20, 2006, Los Avellanos and Avemar Holdings (Bahamas) Ltd., or Avemar, two of our shareholders, subject to the successful completion of this offering, cancelled their agreement pursuant to which Avemar had previously granted Los Avellanos an irrevocable proxy to vote our shares owned by Avemar. The shareholders have further agreed to cancel the shares owned by Avemar upon the closing of this offering. As a consequence, Solimar will own 63.36% of our shares and the remaining 36.64% will be directly and indirectly owned by Los Avellanos.

On March 20, 2006, we exercised our option to repurchase from Los Avellanos 25,212 shares of our common stock for a total consideration of $894,999, and the $894,999 note originally issued in connection with the option was cancelled.

On September 22, 2006, Ultracape (our 60% owned subsidiary) exercised its option to sell 100% of its membership interest in Ultracape Delaware LLC to MexPlus Puertos S.A. de C.V. at a price of approximately $2.6 million.

Factors Affecting Our Results of Operations

We have organized our business and evaluate performance by the operating segments of the Ocean Business, River Business, and, beginning in 2005, the Offshore Supply Business and Passenger Business. The accounting policies of the reportable segments are the same as those for the consolidated financial statements. Other than for allocation of overhead, we do not have significant intersegment transactions.

Revenues

In our River Business, we contract for the carriage for cargos, in substantially all cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

In our Offshore Business, during the second half of 2005, two PSVs owned by UP Offshore were, by virtue of chartering arrangements, operated by us in the North Sea. The revenues of these charters are recognized in our year-end financial statements.

In our Ocean Business, we contract our cargo vessels either on a time charter basis or COA basis. Some of the differences between time charters and COAs are summarized below.

Time Charter

We derive revenue from a daily rate paid for the use of the vessel, and the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Management's discussion and analysis of financial condition and results of operations

The structure of our seasonal contracts for our Passenger Business provides us with a stable revenue stream as well as the flexibility to operate the vessels in other regions of the world at the end of the contract term. We are currently negotiating opportunities to employ these vessels during periods other than the European travel season.

Time charter revenues accounted for 56% of the total revenues from our businesses for 2005, and COA revenues accounted for 44%. With respect to COA revenues in 2005, 88% were in respect of repetitive voyages for our regular customers and 12% were in respect of single voyages for occasional customers.

In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. In 2005, our results of operations were negatively impacted due to the decline in soybean production associated with that year’s drought. Continuing drought conditions have also affected the size of the Paraguayan soybean crop in 2006. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers, as was the case in 2005.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2005. During the first half of 2005, the international dry-bulk freight market maintained average rates above those experienced in 2004. In the second half, those average freight rates generally decreased below the average levels experienced in 2004.

In our Passenger Business, demand for our services is driven primarily by movements of tourists during the European summer cruise season.

Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, catering and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to the vessel operating expenses, our other primary operating expenses in 2005 included general and administrative expenses as well as vessel management and administration fees paid to Oceanmarine and Ravenscroft, both related parties, that provided certain administrative services and vessel management services, respectively. We paid Oceanmarine a monthly fee of $10,000 per oceangoing cargo vessel for administrative services including general administration and accounting (financial reporting and preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. We also paid Ravenscroft a monthly technical vessel management fee of $12,500 per PSV and oceangoing vessel and €20,000 (equivalent to US $23,590 as of December 31, 2005) per passenger vessel for services, including technical management, crewing, provisioning, superintendence and related accounting functions. We also paid Ravenscroft a €25,000 (equivalent to US $29,488 as of December 31, 2005) administrative and operational fee per month per passenger vessel for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard. In the first quarter of 2006, we acquired Ravenscroft and the administrative-related assets and personnel of Oceanmarine. Accordingly, these tasks are now performed in-house.

In our River Business, prior to our acquisition of the remaining 50% equity interest in UABL in 2004, our subsidiaries that owned pushboats and barges contracted with Lonehort, Inc., a subsidiary of UABL, for vessel management services and we generally paid operating expenses through Lonehort. Our operating expenses include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Following our acquisition of the remaining 50% equity interest in UABL, all vessel management services have been performed, and all operating expenses paid, in-house. UABL employs the services of Tecnical Services S.A., a related party, to provide crew recruitment services in Argentina and Paraguay. We pay Tecnical Services S.A. $144,000 per year, plus an additional $50 for each active crew member hired. Since Tecnical

Management's discussion and analysis of financial condition and results of operations

Services S.A. is now a wholly-owned subsidiary of Ravenscroft, beginning in the first quarter of 2006 these services have been performed in-house. We do not expect to pay fees to any related entity other than those described here for management and administration functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

In our Offshore Supply Business, voyage expenses include the charterhire paid by us to UP Offshore and brokerage commissions paid by us to third parties including Gulf Offshore North Sea (UK) which provide brokerage services.

In our Passenger Business, operating expenses include all vessel management, crewing, stores, insurance, lubricants, repairs and maintenance, and may include catering, housekeeping and entertainment staff if the charter party so specifies. Voyage expenses may include port expenses and bunkers if such services are for our account. Similarly, they may include the cost of food and beverages if such amounts are for our account under the charter agreement.

Through our River Business, we own a floating drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay, and Buenos Aires, Argentina, and a drydock facility in Ramallo, Argentina. Also, through Ultracape Delaware LLC, we own land for expansion of a liquids terminal in Mexico.

Through our acquisition of UP Offshore, we now hold a lease for office space in Rio de Janeiro, Brazil. In addition, through our recent acquisition of Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. Through our acquisition of the administrative functions of Oceanmarine, a related party, we now hold a sublease to an office in Buenos Aires, Argentina.

Foreign Currency Transactions

During 2005, 84% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2005, 11% of our revenues were denominated and collected in Euros and 5% of our revenues were denominated and collected in British Pounds. However, 13% of our total revenues were denominated in U.S. dollars but collected in Argentine Pesos and Paraguayan Guaranies. Significant amounts of our expenses were denominated in U.S. dollars and 22% of our total out of pocket operating expenses were paid in Argentine Pesos and Paraguayan Guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation and Fuel Price Increases

We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

In 2005 and prior, in our River Business, we adjusted the fuel component of our cost into the freights on a seasonal or yearly basis, and therefore we were adversely affected during that particular period by rising bunker prices which are only partially offset by a hedge of a minor part of our fuel consumption and by bunker price adjustment formulas in some of our contracts. In 2006, we have negotiated, and intend to continue to negotiate, fuel price adjustment clauses in most of our 2006 contracts.

In the Offshore Supply and Passenger Businesses, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply of fuel.

In our Ocean Business, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our immediate future operations which are currently chartered to third parties, since it is the charterers who

Management's discussion and analysis of financial condition and results of operations pay for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a vessel’s fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices settle at a higher level.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soya pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be strongest during the winter months in the Northern hemisphere. Demand for drybulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates. Under existing arrangements, our Passenger Business currently generates its revenue during the European cruise season, which runs from May through October of each year.

Legal Proceedings

Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the ‘‘Alianza Campana’’) in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension against the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs Tax Authorities to be valued at $4.56 million. The Secretary of Brazilian Federal Revenue decided to cancel the penalty of confiscation of the Alianza Campana by means of a decision issued on August 14, 2006. However, the Secretary conditioned his decision on the compliance with the following requirements: (1) the classification of the Alianza Campana under the Regime advaneiro Especial para a industria do Petroleo, or REPETRO, regime and, if such classification is confirmed; (2) the payment by Ultrapetrol S.A. of a penalty in the amount of one percent (1%) of the customs value of the Alianza Campana, or $45,600.

In order to comply with the above described requirements, our customer, Petróleo Brasileiro S.A. (‘‘Petrobrás’’), presented on September 15, 2006, a formal request to obtain from Brazilian Customs Tax Authorities the recognition of the classification of the Alianza Campana under the REPETRO regime. We believe that the customs authorities will recognize the classification of the Alianza Campana under the REPETRO regime. If such formal recognition is obtained and we subsequently pay the penalty mentioned above, the confiscation penalty will be automatically canceled and the administrative proceeding will be finalized with no further consequences to us.

On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the ‘‘Paraguayan Customs Authority’’). We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs authority contesting all of the allegations upon which the finding was based. After review of the entire case the Paraguayan Central Tax authorities who have jurisdiction over the matter have confirmed we have no liability with respect to two of the three matters at issue, while they held a dissenting view on the third issue for which our liability, if such interpretation was upheld in court, would be $409,189. Simultaneously with the above, the Paraguayan Customs Authority issued a resolution confirming the original determination made by the Customs Authorities at Ciudad del Este therefore committing the matter to a resolution by the Court. We have entered a plea with the respective court requesting a confirmation of the release of liability in the two issues where such view was upheld by the Tax authorities and contending the interpretation on the third where we claim to be equally non-liable. The legal representative of the Paraguayan Customs Authority has filed an

Management's discussion and analysis of financial condition and results of operations acceptance of our claim, and the court is awaiting ratification by the Paraguayan Customs Authority, which if received would limit our potential liability to $409,189. We have been advised by UABL’s counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Six months ended June 30, 2006 compared to the six months ended June 30,  2005.

The following table sets forth certain unaudited historical income statement data for the periods indicated derived from our interim unaudited condensed consolidated statements of operations expressed in thousands of dollars.

	Six months ended June 30,
	2006	2005	Percent Change
Revenues
Attributable to River Business	$36,939	$29,607	25%
Attributable to Offshore Supply Business	10,400	—	—
Attributable to Ocean Business	20,454	32,678	(37)%
Attributable to Passenger Business	9,363	6,628	41%
Total revenues	77,156	68,913	12%
Voyage expenses
Attributable to River Business	(15,931)	(12,574)	27%
Attributable to Offshore Supply Business	(3,161)	—	—
Attributable to Ocean Business	(422)	(947)	(55)%
Attributable to Passenger Business	(1,704)	(611)	179%
Total voyage expenses	(21,218)	(14,132)	50%
Running cost
Attributable to River Business	(9,263)	(8,442)	10%
Attributable to Offshore Supply Business	(1,830)	—	—
Attributable to Ocean Business	(6,875)	(6,238)	10%
Attributable to Passenger Business	(4,999)	(3,486)	43%
Total running costs	(22,967)	(18,166)	26%
Amortization of dry docking expense	(4,185)	(3,515)	19%
Depreciation of vessels and equipment	(8,606)	(7,172)	20%
Amortization of intangible assets	(196)	—	—
Management fees and administrative and commercial expenses	(5,540)	(4,264)	30%
Other operative income	0	21,867	—
Operating profit	14,444	43,531	(67)%
Financial expense	(9,669)	(9,317)	4%
Financial income	273	263	4%
Investment in affiliates	724	(163)	—
Other income	62	(22)	—
Total other expenses	(8,610)	(9,239)	(7)%
Income before income taxes and minority interest	5,834	34,292	(83)%
Income taxes	(79)	(11)	618%
Minority interest	(445)	(9,503)	(95)%
Net Income for the period	$5,310	$24,778	(79)%

Management's discussion and analysis of financial condition and results of operations

Revenues.    Total revenues from our River Business increased by 25% from $29.6 million for the six months ended June 30, 2005, to $36.9 million for the same period in 2006. This growth is primarily attributable to the price increases negotiated in late 2005, which increased freight rates for the six months ended June 30, 2006, when compared to the equivalent freight rates for the same period in 2005.

Total revenues from our Offshore Supply Business increased from $0 for the six months ended June 30, 2005, to $10.4 million for the same period in 2006. This increase is attributable to the time charter revenues of our new PSVs UP Esmeralda and UP Safira, which we operated temporarily under a bareboat charter through our subsidiary Corporación de Navegación Mundial S.A. during the six months ended June 30, 2006, and to the effect of the consolidation of UP Offshore as our subsidiary beginning March 21, 2006.

Total revenues from our Ocean Business decreased from $32.7 million for the six months ended June 30, 2005, to $20.5 million for the same period in 2006, or a decrease of 37%. This decrease is attributable to the sale of the Cape Pampas in May 2005, and the lower time charter rates of our Suezmax vessels. These decreases were partially offset by the revenues generated by our newly acquired vessel Miranda I.

Total revenues from our Passenger Business increased 41% from $6.6 million in the first six months of 2005 to $9.4 million for the same period of 2006. This increase is attributable to the effect of higher revenues from the New Flamenco and the additional revenues of the Grand Victoria which was not in our fleet in 2005.

Voyage expenses.    In the six months ended June 30, 2006, voyage expenses of our River Business were
$15.9 million, as compared to $12.6 million for the same period in 2005, an increase of $3.3 million. The increase is primarily attributable to the increase in the price of fuel.

In the six months ended June 30, 2006, voyage expenses of our Offshore Supply Business were $3.2 million, as compared to $0 for the same period in 2005. The increase is attributable to the bareboat charter paid for our new PSVs UP Esmeralda and UP Safira during 2006 and the effect of the consolidation of UP Offshore as our subsidiary beginning March 21, 2006.

In the six months ended June 30, 2006, voyage expenses of our Ocean Business were $0.4 million, as compared to $0.9 million for the same period in 2005. The decrease is primarily attributable to a decrease in brokerage commissions.

In the six months ended June 30, 2006, voyage expenses of our Passenger Business were $1.7 million as compared to $0.6 million for the same period in 2005. The increase is primarily attributable to the effect of the higher voyage activity of the New Flamenco and the Grand Victoria.

Running costs.    For the six months ended June 30, 2006, running costs of our River Business were $9.3 million, as compared to $8.4 million for the same period in 2005, an increase of $0.9 million. The increase is primarily attributable to the effect of the additional river equipment acquired in 2005.

For the six months ended June 30, 2006, running costs of our Offshore Supply Business were $1.8 million, as compared to $0 for the same period in 2005. This increase is attributable to the running costs incurred with the new PSVs UP Esmeralda and UP Safira owned by UP Offshore and operated temporarily by our subsidiary Corporación de Navegación Mundial S.A. under a bareboat charter, and the effect of the consolidation of UP Offshore as our subsidiary beginning March 21, 2006.

For the six months ended June 30, 2006, running costs of our Ocean Business were $6.9 million, as compared to $6.2 million for the same period in 2005. The increase in running costs relating to the operation of our newly acquired vessel Miranda I as well as increased running costs related to the rest of the fleet was partially offset by the decrease in running costs attributable to the sale of the Cape Pampas in May 2005.

For the six months ended June 30, 2006, running costs of our Passenger Business were $5.0 million, compared to $3.5 million for the same period in 2005. This increase is attributable to the effect of the running cost of our vessel New Flamenco for the entire six months ended June 30, 2006, as compared to only four months of operations during the same period in 2005, and the operation of the Grand Victoria for the three months in the 2006 period.

Management's discussion and analysis of financial condition and results of operations

Amortization of drydocking.    Amortization of drydocking and special survey costs increased by $0.7 million, or 19%, to $4.2 million for the six months ended June 30, 2006, as compared to $3.5 million for the same period in 2005. The increase is primarily attributable to the amortization expenses of the Princess Marina and the increase in the number of vessels in our river fleet, partially offset by the decrease of amortization of drydocking expense attributable to the sale of the Cape Pampas in May 2005.

Depreciation of vessels and equipment.    Depreciation increased by $1.4 million, or 20%, to $8.6 million for the six months ended June 30, 2006, as compared to $7.2 million for the same period in 2005. This increase is primarily attributable to the effect of the consolidation of UP Offshore as our subsidiary beginning March 21, 2006, and the purchase of new tugs, river barges and the vessels Miranda I and Grand Victoria, which was partially offset to the sale of the Cape Pampas in May 2005.

Amortization of intangible assets.    Amortization of intangible assets was $0.2 million for the six months ended June 30, 2006, as compared to $0 million for the same period in 2005. The increase is attributable to the purchase of our subsidiary Ravenscroft in the second quarter of 2006.

Management fees and administrative expenses.    Management fees and administrative expenses were $5.5 million for the six months ended June 30, 2006, as compared to $4.3 million for the same period in 2005. This increase of $1.2 is attributable to the consolidation of UP Offshore as our subsidiary beginning March 21, 2006, as well as additional fees and expenses incurred in the first quarter of 2006 in connection with our passenger vessels.

Other operating income (expenses).    Other operating income was $0 for the six months ended June 30, 2006 as compared to $21.9 million for the same period in 2005. The decrease of $21.9 million is attributable to the effect of the sale of the Cape Pampas in May 2005.

Operating profit.    Operating profit for the six months ended June 30, 2006 was $14.4 million, a decrease of $29.1 million as compared to the same period in 2005. The difference is mainly attributable to the effect of (i) the gain recognized from the sale of the Cape  Pampas in May 2005 and (ii) the lower charter rates obtained for our Suezmax vessels and the sale of the vessel Cape Pampas, partially offset by the result of a newly acquired vessel, Miranda I, offset by (a) the consolidation of our subsidiary UP Offshore beginning March 21, 2006 and (b) a higher operating profit from our River Business in the six months ended June 30, 2006 as compared to the same period in 2005.

Financial expense.    Financial expense increased by approximately $0.4 million or 4%, to $9.7 million for the six months ended June 30, 2006, as compared to $9.3 million for the same period in 2005. This increase is mainly attributable to the consolidation of UP Offshore as our subsidiary beginning March 21, 2006 and an increase in the interest rate of our variable rate debt in our River Business which was partially offset by a lower level of financial debt.

Minority Interest.    Minority interest decreased from $9.5 million for the six months ended June 30, 2005, to $0.4 million for the same period of 2006. This decrease is mainly attributable to the effect of a 40% gain from the sale of the Cape Pampas in May 2005.

Management's discussion and analysis of financial condition and results of operations

Year Ended December 31,  2005 Compared to Year Ended December 31, 2004

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars.

	Year ended December 31,
	2005	2004	Percent Change
Revenues
Attributable to River Business	$54,546	$41,111	33%
Attributable to Offshore Supply Business	6,532	—	—
Attributable to Ocean Business	49,874	54,049	(8)%
Attributable to Passenger Business	14,409	—	—
Total revenues	125,361	95,160	32%
Voyage expenses
Attributable to River Business	(25,710)	(15,340)	68%
Attributable to Offshore Supply Business	(4,980)	—	—
Attributable to Ocean Business	(1,371)	(583)	135%
Attributable to Passenger Business	(1,766)	—	—
Total voyage expenses	(33,827)	(15,923)	112%
Running costs
Attributable to River Business	(17,820)	(12,512)	42%
Attributable to Offshore Supply Business	(1,218)	—	—
Attributable to Ocean Business	(12,636)	(12,380)	2%
Attributable to Passenger Business	(7,560)	—	—
Total running costs	(39,234)	(24,892)	58%
Amortization of drydocking expense	(6,839)	(5,195)	32%
Depreciation of vessels and equipment	(14,494)	(13,493)	7%
Management fees and administrative and commercial expenses	(9,735)	(9,007)	8%
Other operating income	22,021	784	2,709%
Operating profit	43,253	27,434	58%
Financial expense	(19,141)	(16,134)	19%
Financial gain (loss) on extinguishment of debt	—	(5,078)	—
Other income (expenses)	1,039	699	49%
Total other expenses	(18,102)	(20,513)	(12)%
Income before income taxes and minority interest	25,151	6,921	263%
Income taxes	(786)	(642)	22%
Minority interest	(9,797)	(1,140)	759%
Net Income	$14,568	$5,139	183%

Management's discussion and analysis of financial condition and results of operations

Revenues.    Total revenues from our River Business increased by 33% from $41.1  million in 2004 to $54.6 million in 2005. This increase is primarily attributable to the consolidation of UABL since the second quarter of 2004, while in the first quarter of 2004 revenues from our river fleet only included the net charter proceeds which we received from chartering some of our vessels from UABL.

Total revenues from our Offshore Supply Business increased from $0 in 2004 to $6.5 million in 2005. This increase is attributable to the time charter revenues of our new PSVs UP Esmeralda and UP Safira, which we operated temporarily under a bareboat charter by our subsidiary Corporación de Navegación Mundial S.A. during the last six months of 2005.

Total revenues from our Ocean Business decreased from $54.0 million in 2004 to $49.8 million in 2005, or a decrease of 8%. This decrease is attributable to the sale of the Cape Pampas in May 2005 and the lower time charter rate of the Princess Susana. These decreases were partially offset by the higher time charter rates of the Princess Nadia and the Princess Katherine during the first six months of 2005 and by the revenues generated by our newly acquired vessel, Miranda I, in the fourth quarter of 2005.

Total revenues from our Passenger Business were $14.4 million in 2005. We did not earn revenues in our Passenger Business in 2004. The new revenue is attributable to the effect of the revenues of the New Flamenco, which was acquired and first placed in service during 2005.

Voyage expenses.    In 2005, voyage expenses of our River Business were $25.7 million, as compared to $15.3 million for 2004, an increase of $10.4 million. The increase is attributable to the consolidation of UABL as our subsidiary in the second quarter of 2004 and the increase of the price of fuel oils.

In 2005, voyage expenses of our Offshore Supply Business were $5.0 million, as compared to $0 in 2004. The increase is primarily attributable to the bareboat charter of $4.0 million paid for our new PSVs UP Esmeralda and UP Safira during the last six months of 2005 as well as the incurrence of $1.0 million in expenses primarily related to the transport of these vessels from China, where they were constructed, to their deployment in the North Sea.

In 2005, voyage expenses of our Ocean Business were $1.4 million, as compared to $0.6 million for 2004. The increase is primarily attributable to higher brokerage commissions partially offset by a decrease primarily attributable to the voyage expenses of the Princess Eva, which was sold during 2004.

In 2005, voyage expenses of our Passenger Business were $1.8  million. We did not operate any passenger vessels in 2004.

Running costs.    In 2005, running costs of our River Business were $17.8 million, as compared to $12.5 million in 2004, an increase of $5.3 million. The increase is primarily attributable to the effect of the consolidation of UABL as our subsidiary since the second quarter of 2004.

In 2005, running costs of our Offshore Supply Business were $1.2 million, as compared to $0 in 2004. This increase is attributable to the running cost incurred with the new PSVs UP Esmeralda and UP Safira owned by UP Offshore and operated temporarily by our subsidiary Corporación de Navegación Mundial S.A. under a bareboat charter during the second half of 2005.

In 2005, running costs of our Ocean Business were $12.6 million, as compared to $12.4 million in 2004, an increase of 2%. This increase is mainly attributable to the operation of our newly acquired vessel Miranda I and was partially offset by the decrease of running cost attributable to the sale of the vessels Princess Eva in 2004 and by the sale of the Cape Pampas in 2005.

In 2005, running costs of our Passenger Business were $7.6 million, compared to $0 in 2004. This increase is attributable to the effect of the running cost of our vessel New Flamenco, which we acquired in 2005. We did not operate any passenger vessels in 2004.

Amortization of drydocking.    Amortization of drydocking and special survey costs increased by $1.6 million, or 32%, to $6.8  million in 2005 as compared to $5.2 million in 2004. The increase is primarily attributable to

Management's discussion and analysis of financial condition and results of operations the amortization expenses of the vessels Alianza G-3, Princess Katherine, Princess Susana and Princess Nadia and the increase in the numbers of vessels in our river fleet, partially offset by the decrease of amortization of drydocking expense attributable to the sale of the vessels Princess Eva in 2004 and Cape Pampas in 2005.

Depreciation of vessels and equipment.    Depreciation increased by $1.0  million, or 7%, to $14.5 million in 2005 as compared to $13.5 million in 2004. This increase is primarily due to the purchase of new tugs and river barges, the additional passenger vessel New Flamenco as well as the depreciation of the UABL fleet attributable to the effect of the consolidation of UABL as our subsidiary, which was partially offset by the sale of the vessels Princess Eva in 2004 and Cape Pampas in 2005.

Management fees and administrative expenses.    Management fees and administrative expenses were $9.7 million in 2005 as compared to $9.0 million in 2004. This increase of $0.7 million is attributable mainly to an increase in the overhead expenses produced by the consolidation of UABL and the management fees attributable to the new passenger vessel.

Other operating income (expenses). Other operating income was $22.0 million in 2005 as compared to $0.8  million in 2004. This increase is attributable to the effect of the sale of the vessel Cape Pampas in 2005.

Operating profit.    Operating profit for the year 2005 was $43.2  million, an increase of $15.8 million from 2004. The difference is mainly attributable to the effect of the sale of the Cape Pampas in 2005, higher charter rates obtained for the vessel Princess Nadia, the sale of the vessels Princess Marisol and Princess Laura in 2004, as well as the results attributable to our new passenger vessel, partially offset by a decrease in our River Business results.

Financial expense.    Financial expense increased by approximately $3.0 million or 19%, to $19.1 million in 2005 as compared to $16.1 million in 2004. This variation is mainly attributable to the higher level of financial debt related to the acquisition of our new vessels, as well as an increase in the interest rate of our variable rate debt in our River Business.

Financial gain (loss) on extinguishment of debt.    In 2004, we recognized a gain of $1.3 million from repurchases of our Prior Notes and paid $6.4 million in expenses in connection with our tender offer and repurchase of our Prior Notes.

Minority interest.    Minority interest increased by $8.7 million to $9.8 million in 2005 as compared to $1.1 million in 2004. This variation is mainly attributable to 40% of the gain of the sale of the Cape Pampas in 2005.

Management's discussion and analysis of financial condition and results of operations

Year Ended December  31, 2004 Compared to year Ended December 31,  2003

The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.

	Year ended December 31,
	2004	2003	Percent Change
Revenues
Attributable to River Business	$41,111	$10,246	301%
Attributable to Ocean Business	54,049	64,987	(17)%
Total revenues	95,160	75,233	26%
Voyage expenses
Attributable to River Business	(15,340)	(39)	39,233%
Attributable to Ocean Business	(583)	(12,605)	(95)%
Total vogage expenses	(15,923)	(12,644)	26%
Running costs
Attributable to River Business	(12,512)	(6,696)	87%
Attributable to Ocean Business	(12,380)	(21,963)	(44)%
Total running costs	(24,892)	(28,659)	(13)%
Amortization of drydocking expense	(5,195)	(7,232)	(28)%
Depreciation of vessels and equipment	(13,493)	(15,335)	(12)%
Management fees and administrative and commercial expenses	(9,007)	(7,818)	15%
Other operating income (expenses)	784	(2,124)	—%
Operating profit	27,434	1,421	1,831%
Financial expense	(16,134)	(16,207)	(1)%
Financial gain (loss) on extinguishment of debts	(5,078)	1,782	—%
Other income (expenses)	699	3,004	(77)%
Total other expenses	(20,513)	(11,421)	80%
Income (loss) before income taxes and minority interest	6,921	(10,000)	—%
Income taxes	(642)	(185)	247%
Minority interest	(1,140)	(1,333)	(14)%
Net income (loss)	$5,139	$(11,518)	—%

Revenues.    Total revenues from our River Business increased by 301% from $10.2 million to $41.1  million. This increase is primarily attributable to the consolidation of UABL since the second quarter of 2004, while in 2003 river revenues only included the net proceeds for those of our vessels that we owned and chartered to UABL.

Total revenues from our Ocean Business decreased from $65.0 million in 2003 to $54.0 million in 2004, or a decrease of 17%. This decrease is primarily attributable to the sale of the vessels Princess Veronica, Princess Pía, Princess Eva, Princess Laura and Princess Marisol as well as Alianza G1 during 2003 and 2004. These reductions were partially offset by the higher time charter rates of our Princess Nadia, Princess Susana, Princess Katherine and Cape Pampas vessels during 2004.

Our revenues in 2004 were also negatively affected by the Cape Pampas and the Alianza G-3 being out of service for a total of 167 days due to major repairs and the fact that the Princess Marina was out of service for 52 days due to accidents during the first quarter. Part of this off hire time was compensated by our loss of hire insurance.

Voyage expenses.    In 2004, voyage expenses of our River Business were $15.3 million, as compared to $0 for 2003, an increase of $15.3 million. The increase is attributable to the effect of the consolidation of UABL as our subsidiary in the second quarter of 2004.

In 2004, voyage expenses of our Ocean Business were $0.6 million, as compared to $12.6 million for 2003, a decrease of $12.0 million, or 95%. The decrease is primarily attributable to the combined effect of a large portion of the Panamax fleet that was under COA employment during 2003 being sold during 2003 and 2004 and the Princess Susana operating under time charter employment instead of COA employment.

Management's discussion and analysis of financial condition and results of operations

Running costs.    In the year ended 2004, running expenses of our River Business were $12.5  million, as compared to $6.7 million for 2003, an increase of $5.8 million. The increase is attributable to the effect of the consolidation of UABL as our subsidiary in the second quarter of 2004.

Running costs of our Ocean Business decreased by about 44%, to $12.4 million in 2004 as compared to $22.0  million in 2003. This decrease is mainly attributable to the sale of the vessels Princess Pía, Princess Verónica, Princess Eva, Princess Marisol, Princess Laura and Alianza G1 during 2003 and 2004.

Amortization of drydocking.    Amortization of drydocking and special survey costs decreased by $2.0 million, or 28%, to $5.2 million in 2004 as compared to $7.2  million in 2003. The decrease is primarily attributable to the vessels sold during 2003 and 2004. The unamortized balance is included in the gain or loss resulting from the sale of the vessels.

Depreciation of vessels and equipment.    Depreciation decreased by $1.8 million, or 12%, to $13.5 million in 2004 as compared to $15.3  million in 2003. This decrease is primarily due to the sale of the vessels Princess Veronica, Princess Laura, Princess Pia, Princess Eva, Princess Marisol and Alianza G1 during 2003 and 2004, which was partially offset by the purchase of a new tug and river barges and the depreciation of our river fleet.

Management fees and administrative expenses.    Management fees and administrative expenses were $9.0 million in 2004 as compared to $7.8 million in the same period in 2003. This increase of $1.2 million is attributable mainly to an increase in the overhead expenses of $2.7 million produced by the consolidation of UABL, which was partially offset by a decrease in management fees of our ocean fleet in the amount of $1.3 million resulting from a reduced number of vessels in operation.

Other operating income (expenses).    Our other operating income was $0.8 million in 2004 and an expense of $2.1 million in 2003. The difference is attributable to the combined effect of the following: a reduction in the loss from the sale of vessels and equipment of $3.7 million (a loss of $3.7 million in 2003, as compared to a loss of $0 in 2004) and a decrease in income from claims against insurance companies of $0.9 million (income of $1.6 million in 2003, as compared to income of $0.7 million in 2004).

Operating profit.    Operating profit for the year ended 2004 was $27.4 million, an increase of $26.0 million from 2003. In comparing these figures, the difference is mainly attributable to the higher results obtained from the vessels Princess Susana, Princess Nadia, Princess Katherine and Cape Pampas, the sale of our vessels Princess Marisol, Princess Veronica, Princess Pia, Princess Eva, Princess Laura and Alianza G1 in 2003 and 2004 as well as the consolidation of the results of UABL following the acquisition of the remaining 50% equity interest in that company, partially counter-balanced by the negative effect produced by the periods out of service experienced by our vessels Alianza G-3 and Alianza Campana.

Financial expense.    Financial expense decreased by about 1%, to $16.1 million in 2004 as compared to $16.2 million in the equivalent 2003 period. This variation is primarily attributable to the lower level of financial debt and interest rates on our ocean vessels and related interest costs, offset by an increase of $1.7 million in interest expenses attributable to the effect of the consolidation of UABL as our subsidiary.

Financial gain (loss) on extinguishment of debt.    During 2004, we recognized a gain of $1.3  million from repurchases of our Prior Notes as compared with a gain of $1.8 million during 2003. Also during the fourth quarter of 2004, we paid $6.4 million in expenses in connection with our tender offer and repurchase of our Prior Notes.

Liquidity and Capital Resources

We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

As of June 30, 2006, we had aggregate indebtedness of $308.5 million, $249.0 million of which consisted of $180.0 million due under the Notes, $17.9 million in indebtedness of our subsidiary UABL under a senior loan

Management's discussion and analysis of financial condition and results of operations facility with IFC and $8.0 million with other lenders and indebtedness of our new subsidiary UP Offshore of $41.3 million under a senior loan facility with DVB NV, plus accrued interest of $1.8 million. Additionally, as of June 30, 2006, we had indebtedness of $59.5 million related to the promissory notes issued in connection with the Ravenscroft Acquisition and the UP Offshore Acquisition.

At June 30, 2006, we had cash and cash equivalents on hand of $8.6 million. In addition, we had $3.7 million in current restricted cash.

Operating Activities

During the year ended December 31, 2005, we generated $16.7 million in cash flow from operations compared to $23.1 million in the year ended December 31, 2004. Net income for the year ended December  31, 2005 was $14.6 million as compared to $5.1 million in the year ended December 31, 2004, an increase of $9.5 million.

In the six months ended June 30, 2006, we generated $12.1 million in cash flow from operations compared to $15.9 million for the same period in 2005. We had a net income of $5.3 million for the six months ended June 30, 2006, as compared to a net income of $24.8 million for the same period in 2005, a decrease of $19.5 million. This decrease is mainly attributable to the gain of approximately $13.1 million on the sale of the Cape Pampas in May 2005.

Net cash provided by operating activities consists of our net income (loss) increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures for dry docking.

Investing Activities

During the year ended December 31, 2005, we disbursed $12.7 million for the purchase of pushboats, river barges and additional equipment, $28.1 million for the purchase of the passenger vessels, including the refurbishment of the New Flamenco and recertification of the Grand Victoria and $10.6 million for the purchase of the Miranda I, which we paid partially with funds available in restricted cash. Also we received net proceeds of $37.9 million from the Cape Pampas sale.

In the six months ended June 30, 2006, we paid $9.4 million to refurbish the New Flamenco and recertify the Grand Victoria, $3.5 million to purchase additional equipment for our river business and $3.1 million in respect of PSVs under construction. We also received net proceeds of $11.4 million from our related party, UP Offshore Bahamas as repayment of a loan.

Financing Activities

Net cash provided by financing activities was $6.4 million during the year ended December 31, 2005, compared to net cash provided by financing activities of $37.8 million during the year ended December 31, 2004. The decrease in cash provided by financing activities from 2004 to 2005 is mainly attributable to $41.8 million in cash provided in 2004 by our issuance of the Notes and repayment of our prior notes, $18.0 million in cash provided in 2004 by minority interest in investments in UP Offshore, and $13.4 million in cash used in 2005 for the retirement of minority interests in our subsidiary Ultracape (Holdings) Ltd, partially offset by the use of $29.2 million of restricted cash in 2005 to purchase two passenger vessels and one product tanker.

Net cash used in financing activities was $6.8 million in the six months ended June 30, 2006, compared to $6.7 million for the same period in 2005. The principal uses of cash in the six months ended June 30, 2006 were the repayment of $5.0 million of principal of our financial debt and the payment of deferred costs related to the initial public offering of $1.3 million.

Future Capital Requirements

Our near-term cash requirements are primarily related to funding operations. We cannot assure you that our actual cash requirements will not be greater that we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional funding through capital market transactions, although it is possible these sources will not be available to us.

Management's discussion and analysis of financial condition and results of operations

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments as of June 30, 2006. The amounts below include both principal and interest payments.

	Payments due by period
Contractual obligations	Total	Current(a)	Two to three years(b)	Four to five years(c)	After five years(d)
	(In thousands of U.S. Dollars)
1. Long-term debt obligations(e)
International Finance Corporation
Tranche A	$11,786	$1,071	$4,286	$4,286	$2,143
Tranche B	3,500	500	2,000	1,000	—
UABL Paraguay	2,625	375	1,500	750	—
KfW	7,000	1,000	4,000	2,000	—
Citibank NA	989	—	495	494	—
DVB Bank America NV
Tranche A	24,200	900	3,600	3,600	16,100
Tranche B	2,666	666	2,000	—	—
DVB Bank AG
Tranche A	12,700	450	1,800	1,800	8,650
Tranche B	1,778	333	1,334	111	—
9% First Preferred Ship Mortgage Notes due 2014	180,000	—	—	—	180,000
Total long-term debt obligations	247,244	5,295	21,015	14,041	206,893
Estimated interest on long-term debt obligations:(f)
International Finance Corporation
Tranche A	3,291	593	1,678	879	141
Tranche B	652	175	411	66	—
UABL Paraguay	555	149	350	56	—
KfW	1,268	341	799	128	—
Citibank NA	225	41	133	51	—
DVB Bank America NV
Tranche A	10,807	883	3,196	2,665	4,063
Tranche B	232	97	135	—	—
DVB Bank AG
Tranche A	6,032	466	1,695	1,425	2,446
Tranche B	197	66	130	1	—
9% First Preferred Ship Mortgage Notes due 2014	137,700	8,100	32,400	32,400	64,800
Total estimated interest on long-term debt obligations	160,959	10,911	40,927	37,671	71,450
2. Purchase obligations
Fuel supply contract(g)	11,099	11,099	—	—	—
PSV Shipbuilding(h)	22,000	14,000	8,000	—	—
	33,099	25,099	8,000	—	—
3. Minority interest subject to put right	4,957	4,957	—	—	—
Total contractual obligations	$446,259	$46,262	$69,942	$51,712	$278,343

(a)

Represents the period from July 1, 2006 through December 31, 2006.

(b)

Represents the period from January 1, 2007 through December 31, 2008.

(c)

Represents the period from January 1, 2009 through December 31, 2010.

(d)

Represents the period after December 31, 2010.

(e)

Represents principal amounts due on outstanding debt obligations, current and long-term, as of June 30, 2006. Amounts do not include interest payments.

(f)

All interest expense calculations begin July 1, 2006 and end on the respective maturity dates. The LIBOR rates are the rates in effect as of June 30, 2006.

(g)

UABL Paraguay S.A., a subsidiary in our River Business, entered into a fuel supply contract with Repsol-YPF S.A. The calculations use the market prices in effect as of June 30, 2006.

(h)

The minimun contractual obligation with the shipyard is $10.3 million. However, we estimate that the total expenditure necessary to commission the remaining three PSVs for service will be $22.0 million.

The interest rate and term assumptions used in these calculations are contained in the following table:

		Period
Obligation	Principal at June 30, 2006	From	To	Interest rate
	(In thousands of U.S. Dollars)
International Finance Corporation
Tranche A (UABL Barges)	$11,786	7/1/2006	12/15/2011	9.17%
Tranche B (UABL Barges)	3,500	7/1/2006	12/15/2009	8.92%
UABL Paraguay	2,625	7/1/2006	12/15/2009	10.42%
KfW	7,000	7/1/2006	12/15/2009	8.92%
Citibank NA	989	7/1/2006	12/31/2010	8.17%
DVB Bank America NV
Tranche A	24,200	7/1/2006	5/31/2015	7.36%
Tranche B	2,666	7/1/2006	6/31/2008	7.73%
DVB Bank AG
Tranche A	12,700	7/1/2006	2/14/2016	7.33%
Tranche B	1,778	7/1/2006	2/14/2009	7.96%
9% First Preferred Ship Mortgage Notes due 2014	$180,000	7/1/2006	11/24/2014	9.00%

Management's discussion and analysis of financial condition and results of operations

Tabular Disclosure of Pro Forma Contractual Obligations

The following schedule summarizes our contractual obligations and commercial commitments as of June 30, 2006, on a pro forma basis after giving effect to this offering and the expected use of proceeds therefrom, which includes both principal and interest payments.

	Payments due by period
Contractual obligations	Total	Current(a)	Two to three years(b)	Four to five years(c)	After five years(d)
	(In thousands of U.S. Dollars)
1. Long-term debt obligations(e)
DVB Bank America NV
Tranche A	$24,200	$900	$3,600	$3,600	$16,100
Tranche B	2,666	666	2,000	—	—
DVB Bank AG
Tranche A	12,700	450	1,800	1,800	8,650
Tranche B	1,778	333	1,334	111	—
9% First Preferred Ship Mortgage Notes due 2014	180,000	—	—	—	180,000
Total long-term debt obligations	221,344	2,349	8,734	5,511	204,750
Estimated interest on long-term debt obligations:(f)
DVB Bank America NV
Tranche A	10,807	883	3,196	2,665	4,063
Tranche B	232	97	135	—	—
DVB Bank AG
Tranche A	6,032	466	1,695	1,425	2,446
Tranche B	197	66	130	1	—
9% First Preferred Ship Mortgage Notes due 2014	137,700	8,100	32,400	32,400	64,800
Total estimated interest on long-term debt obligations	154,968	9,612	37,556	36,491	71,309
2. Purchase obligations
Fuel supply contract(g)	11,099	11,099	—	—	—
PSVs shipbuildings(h)	22,000	14,000	8,000	—	—
	33,099	25,099	8,000	—	—
Total contractual obligations	$409,411	$37,060	$54,290	$42,002	$276,059

(a)

Represents the period from July 1, 2006 through December 31,  2006.

(b)

Represents the period from January 1, 2007 through December 31, 2008.

(c)

Represents the period from January 1, 2009 through December 31, 2010.

(d)

Represents the period after December 31, 2010.

(e)

Represents principal amounts due on outstanding debt obligations, current and long−term, as of June 30, 2006. Amounts do not include interest payments.

(f)

All interest expense calculations begin July 1, 2006 and end on the respective maturity dates. The LIBOR rates are the rates in effect as of June 30, 2006.

(g)

UABL Paraguay S.A., a subsidiary in our River Business, entered into a fuel supply contract with Repsol−YPF. The calculations use the market prices in effect as of June 30, 2006.

(h)

The minimum contractual obligation with the shipyard is $10.3 million. However, we estimate that the total expenditure necessary to commission the remaining three PSVs for service will be $22.0 million.

The interest rate and term assumptions used in these calculations are contained in the following table:

		Period
Obligation	Principal at June 30, 2006	From	To	Interest rate
	(In thousands of U.S. Dollars)
DVB Bank America NV
Tranche A	24,200	7/1/2006	5/31/2015	7.36%
Tranche B	2,666	7/1/2006	6/31/2008	7.73%
DVB Bank AG
Tranche A	12,700	7/1/2006	2/14/2016	7.33%
Tranche B	1,778	7/1/2006	2/14/2009	7.96%
9% First Preferred Ship Mortgage Notes due 2014	180,000	7/1/2006	11/24/2014	9.00%

Management's discussion and analysis of financial condition and results of operations

For additional disclosures regarding these obligations and commitments, see note 6 to our audited consolidated financial statements and Note 5 to our interim unaudited condensed consolidated financial statements.

We believe, based upon current levels of operation and cash flow from operations, together with other sources of funds, that we will have adequate liquidity to make required payments of principal and interest on our debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

Our ability to make scheduled payments of principal of, or to pay interest on, or to refinance, our indebtedness, including the Notes, or to fund planned capital expenditures will depend on our ability to generate cash from our operations in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring second-hand vessels, increasing the size of many of our barges and replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We currently estimate that the construction of new vessels that are currently on order will cost approximately $20.0 million, the cost of increasing the size of many of our barges will cost approximately $26.0 million and the cost of replacing the engines in our line pushboats will cost approximately $46.0 million. These expenses will be incurred at various times over the next few years and, accordingly, are subject to significant uncertainty. We expect to fund the construction of new vessels currently on order in part through the proceeds of this offering. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, useful lives of vessels, deferred tax assets, and certain accrued liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially lead to materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see note 2 to our audited consolidated financial statements.

Revenues and related expenses

Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment/voyage contracts. Revenue from time charters and bareboat charters is earned and recognized on a daily basis. Revenue for the affreightment contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the departure of discharged vessel of previous cargo and is deemed to end upon the completion of discharge of the current cargo. The percentage of voyage completion is based on the

Management's discussion and analysis of financial condition and results of operations miles transited at the balance sheet date divided by the total miles expected on the voyage. Revenue from our passenger vessels business is recognized upon completion of voyages, together with revenues from on board and other activities.

Vessels voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements. The commissions paid in advance are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned. Bunker expenses and gift shop for resale are capitalized when acquired as operating supplies and subsequently charged to voyage expenses as consumed/resold. All other voyage expenses and other vessel operating expenses are expensed as incurred.

Vessels and equipment, net

Vessels and equipment are stated at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the safety of the vessels.

Depreciation is computed net from the estimated scrap value and is recorded using the straight-line method over the estimated useful lives of the vessels. Acquired secondhand vessels are depreciated from the date of their acquisition over the remaining estimated useful life. At the time vessels are disposed of, the assets and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in other operating income (expense).

Listed below are the estimated useful lives of vessels and equipment:

Useful lives (in years)
Ocean-going vessels	24
Passenger vessels	45
River barges and pushboats	35
Furniture and equipment	5 to 10

Long-lived assets are reviewed for impairment in accordance with SFAS No. 144, ‘‘Accounting for the Impairment or Disposal of Long-lived Assets,’’ whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Our vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. Costs incurred to drydock the vessels are deferred and amortized over the period to the next drydocking, generally 24 to 36 months. Drydocking costs are comprised of painting the vessel hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards. Costs include actual costs incurred at the yard, cost of fuel consumed, and the cost of hiring riding crews to effect repairs. The unamortized portion of dry dock costs for vessels that are sold are written off to income when the vessel is sold.

Expenditures for maintenance and minor repairs are expensed as incurred.

Insurance claims receivable

Insurance claims receivable represent costs incurred in connection with insurable incidents for which the Company expects to be reimbursed by the insurance carriers, subject to applicable deductibles. Deductible amounts related to covered incidents are generally expensed in the period of occurrence of the incident. Expenses incurred for insurable incidents in excess of deductibles are recorded as receivables pending the completion of all repair work and the administrative claims process. The credit risk associated with insurance

Management's discussion and analysis of financial condition and results of operations claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which we are a member. Insurance claims receivable were approximately $6.2 million and $10.3 million as of December 31, 2005 and 2004, respectively.

Recent accounting pronouncements

SFAS No. 154 ‘‘Accounting Changes and Error Corrections’’ provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. It also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. We do not believe this will have a significant impact on our financial statements.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and interpretation of FAS109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect that the adoption of FIN 48 will have a significant impact on our financial position and results of operations.

Off-balance sheet arrangements.

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risks

Inflation and Fuel Price Increases

We do not believe that inflation has a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our future operations in the case of our ocean vessels which are mostly time chartered to third parties since it is the charterers who pay for fuel. If our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a ship’s fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level. In our River Business, we have some of our freight agreements adjusted by bunker prices adjustment formula, and in other cases we have periodic renegotiations which adjust for fuel prices, and in other cases we adjust the fuel component of our cost into the freights on a seasonal or yearly basis. In our Offshore Supply Business and Passenger Business, the charterers are generally responsible for the cost of fuel.

Interest Rate Fluctuation

We are exposed to market risk from changes in interest rates, which may adversely affect our results of operations and financial condition. Our policy is not to use financial instruments for trading or other speculative purposes, and we are not a party to any leveraged financial instruments.

Short term variable rate debt composed approximately $5.9 million of our total debt as of December 31,  2005. Long term variable rate debt composed approximately $23.0  million of our total debt as of December 31, 2005. Our variable rate debt had an average interest rate of approximately 8.25% as of December 31, 2005. A 1% increase in interest rates on $28.9 million of debt would cause our interest expense to increase on average approximately $0.3  million per year over the term of the loans, with a corresponding decrease in income before taxes.

Foreign Currency Fluctuation

We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. We use U.S. dollars as our functional currency, and therefore, our future operating results may be affected by fluctuations in the exchange rate between the U.S. dollar and

Management's discussion and analysis of financial condition and results of operations other currencies. A large portion of our revenues are denominated in U.S. dollars as well as a significant amount of our expenses. However, changes in currency exchange rates could affect our reported revenues, and even our margins if costs incurred in multiple currencies are different than, or in a proportion different to, the currencies in which we receive our revenues.

We have not historically hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated future losses.

The international shipping industry

The information and data in this section relating to the international maritime transportation industry have been provided by Doll Shipping Consultancy, or DSC, an independent United Kingdom-based company providing market analysis and strategic planning services to the shipping industry. DSC bases its analysis on information drawn from published and private industry sources. For purposes of this Industry Overview, Latin America includes Central America, South America, and the Caribbean Basin islands. Consistent with revised International Energy Agency definitions, North America includes the United States, Canada, and Mexico. DSC has advised us that (1) some industry data included in this discussion is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, (2) the published information of other maritime data collection experts may differ from this data, and (3) while DSC has taken reasonable care in the compilation of the industry statistical data and believe them to be correct, data collection is subject to limited audit and validation procedures.

River Industry

Key factors driving cargo movements in the Hidrovia Region are agricultural production and exports, particularly soybeans, from Argentina, Brazil, Paraguay and Bolivia, exports of Brazilian iron ore, regional demand and Paraguay and Bolivia imports of petroleum products. Exports of Argentine forest products and other commodities are also significant. Practically all the cargos transported in the Hidrovia Region are export or import-related cargos.

The Parana/Paraguay, the High Parana and the Uruguay rivers consist of over 2,200 miles of a single natural interconnected navigable river system serving five countries, namely Brazil, Bolivia, Paraguay, Uruguay and Argentina. The size of this river system is comparable to the Mississippi river in the United States.

Dry Bulk Cargo

Soybeans.    Argentina, Brazil, Paraguay, and Bolivia produced about 41.5 million tons, or mt, of soybeans in 1994 and 98.1 mt in 2004, a compound annual growth rate, or CAGR, of 9.0% from 1994. Production for these countries for 2005 is estimated at 101.6 mt. These countries accounted for about 45% of world soybean production in 2004, growing from only 30% in 1994.

Soybean production in million metric tons	1994	2004	2005	10 yr CAGR 1994-2004
Argentina	12.5	39.0	40.5	12.1%
Bolivia	0.9	2.0	2.1	8.8%
Brazil	25.9	53.0	55.0	7.4%
Paraguay	2.2	4.1	4.0	6.3%
Regional	41.5	98.1	101.6	9.0%
United States	68.4	85.0	84.0	2.2%
China	16.0	17.4	16.4	0.8%
Other Countries	11.9	15.5	16.6	2.7%
World	137.8	216.0	218.6	4.6%

Source: Doll Shipping Consultancy based on industry sources

The Hidrovia Region is one of the few areas left in the world where unused farmland is available. Within the five countries of the Hidrovia Region, acreage harvested in soybeans has increased from approximately 18.9 Mha (million hectares, 1 hectare = 2.47 acres) in 1993 to 40.2 Mha in 2004, a CAGR of 7.8%. Further, with advances in technology, productivity of farmland has also improved.

The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil and Paraguay combined grew from 50.1 mt in 1994 to 57.0 mt in 2004, a CAGR of 1.3%. Production of wheat in these countries grew from 13.9 mt in 1994 to 22.7 mt in 2004, a CAGR of 5.0%.

The international shipping industry

The installation of crushing plants in Bolivia and Paraguay has generated a large volume of vegetable oils and soybean meal that are also shipped via the river for export. Soybean meal exports from Bolivia and Paraguay totaled about 1.4 mt in 2004, while soybean oil exports were about 0.3 mt.

Iron Ore.    In the Corumba area in Brazil, two large iron ore mines owned by international mining companies Rio Tinto and Companhia Vale do Rio Doce, or CVRD, are located near the High Paraguay river. Their combined production of iron ore, which is entirely transported by barge, has doubled since 1999 to about 2.1 million mt. (mmt) per year, a CAGR of 11.9%. Estimated production in 2006 is over three million tons per annum and could increase as Rio Tinto is considering expansion of its mine.

Source: Doll Shipping Consultancy based on industry sources

Forest Products.    Areas adjacent to the Hidrovia Region in Northern Argentina comprise most of Argentina’s forest and forest product producing areas. Higher value added sectors of the forest products industry have grown at high rates, while lower value added sectors (e.g. logs, fuel wood) have remained stable or declined. Sawn wood, wood-based panels, paper, paperboard, and wood pulp sectors comprise about 99% of 2002 (the last year for which data is available) export revenues (total revenues $273.0 million).

Oil transportation

The Hidrovia Region is a key link in Argentina’s oil supply network. In 2003, Argentine oil demand was estimated at about 430,000 barrels per day, or bpd, while production for 2005 was estimated at approximately 780,000 bpd. Total refining capacity is estimated at about 625,000 bpd.

Paraguay has no indigenous sources of petroleum. Barges using the rivers in the Hidrovia Region are currently the preferred method of supplying Paraguay with crude and petroleum products, totaling between 1.1  million cubic meters to 1.3 million cub meters per year in the last 6 years.

All the petroleum products travel north to destinations in Northern Argentina, Paraguay and Bolivia, creating synergies with dry cargo volumes that mostly travel south.

Brazil does not yet transport any significant quantity of petroleum products via the rivers in the Hidrovia Region, mainly due to lack of discharge facilities. However, incentives exist to switch to barge transportation for petroleum product distribution to Brazilian cities near the river. Currently, interior regions of Brazil near the Hidrovia are supplied over land by truck.

The international shipping industry

Fleet developments and utilization

In the last ten years the barge fleet in the Hidrovia Region has more than doubled, maintaining a high level of utilization. This has occurred not only due to the growth of production in the area, but also because cargo that in the past was transported by truck started to shift to river transport as the infrastructure developed. Today’s available barge fleet in the area consists approximately of 1,000 dry and tank barges, in contrast with approximately 26,500 barges in the Mississippi River System in the United States.

UABL owns and operates approximately 43% of total dry cargo capacity. The closest competitor, Fluviomar, operates approximately 19% of the dry cargo tonnage capacity. There are approximately 10 different companies operating dry cargo barges in the Hidrovia Region.

The barge business in the Parana river has seasonal fluctuations due to the agricultural aspect of the trade. The high season in 1993 was from March through July, and in 2003 the high season had extended from February through September. However, the October through January period is now much more active due to the construction of a large soybean crushing plant along the Parana river that works most of the year.

Freight levels are much less cyclical than in ocean transportation and are based on local supply and demand factors that are generally not related to ocean freights.

Mode Comparison

Along with growth in production of commodities transported by barge in the Hidrovia Region, cost, safety and environmental incentives exist to shift commodity transport to barges.

Inland barge transportation is generally the most cost efficient, safest and cleanest means of transporting bulk commodities as compared with railroads and trucks.

One barge has the carrying capacity of approximately 15 railcars or approximately 58 tractor-trailer trucks and is able to move 514 ton-miles per gallon of fuel compared to 202 ton-miles per gallon of fuel for rail transportation or 59 ton-miles per gallon of fuel for tractor-trailer transportation. On a cost per ton-mile basis in the United States, rail transportation is 3.1 times more expensive and truck transportation is 37.0 times more expensive than barge transportation. In addition, when compared to inland barges, trains and trucks produce 3.5 times and 19.0 times, respectively, the amount of certain smog-causing chemicals when moving equivalent amounts of cargo over equivalent distances. According to the U.S. Bureau of Transportation Statistics, barge transportation is also the safest mode of cargo transportation, based on the percentage of fatalities and the number of hazardous materials incidents, fatalities and injuries from 1999 through 2002. Inland barge transportation predominantly operates away from population centers, which generally reduces both the number and impact of waterway incidents.

In terms of unit transportation cost for most dry bulk cargos, barge is cheapest, rail is second cheapest, and truck is third cheapest. There are clear and significant incentives to build port infrastructure and switch from truck to barge to reduce cost.

Offshore Supply Industry

The market for offshore supply vessels, or OSVs, both on a worldwide basis and within Brazil, is driven by a variety of factors. On the demand side, the driver is the growth in offshore oil development/production activity, which in the long term is driven by the price of oil and the cost of developing the particular offshore reserves. Demand for OSVs is further driven by the location of the reserves, with fields located further offshore and in deeper waters requiring more vessels per field and larger, more technologically sophisticated vessels. The supply side is driven by the availability of the vessel type needed (i.e., appropriate size and technology), which in turn is driven by historical newbuilding patterns and scrapping rates as well as the current employment of vessels in the worldwide fleet (i.e., whether under long-term charter) and the rollover schedule for those charters. Technological developments also play an important role on the supply side, with technology such as dynamic positioning better able to meet certain support requirements.

Both demand for and supply of OSVs are heavily influenced by cabotage laws. Since most offshore supply activities occur within the jurisdiction of a country, they fall within that country’s cabotage laws. This

The international shipping industry

distinguishes the OSV sector from most other types of shipping. Cabotage laws may restrict the supply of tonnage, give special preferences to locally flagged ships or require that any vessel working in that country’s waters be flagged, crewed, and in some cases, constructed in that country.

OSVs generally support oil exploration, production, construction and maintenance activities on the continental shelf and have a high degree of cargo capacity and flexibility relative to other offshore vessel types. They utilize space above and below deck to transport dry and liquid cargo, including heavy equipment, pipe, drilling fluids, provisions, fuel, dry bulk cement and drilling mud.

The OSV sector includes conventional supply vessels, or SVs, and platform supply vessels, or PSVs. PSVs are large and often sophisticated vessels constructed to allow for economic operation in environments requiring some combination of deepwater operations, long distance support, economies of scale, and demanding operating conditions. PSVs serve drilling and production facilities and support offshore construction and maintenance work for clusters of offshore locations and/or relatively distant deepwater locations. They have larger deck space and larger and more varied cargo handling capabilities relative to other offshore support vessels to provide more economic service to distant installations or several locations. Some vessels may have dynamic positioning which allows close station keeping while underway. PSVs can be designed with certain characteristics required for specific offshore trades such as the North Sea or deepwater Brazilian service.

The industry OSV fleet (SVs and PSVs) has approximately 1,104 vessels, with about 147 vessels on order.

The industry SV fleet has approximately 736 vessels with about 30 vessels on order. The average of age of the industry SV fleet is 22 years, with approximately three quarters of the vessels in the industry fleet being age 20 years or older.

The industry PSV fleet has approximately 368 vessels, with approximately 117 vessels on order. The average age of the industry PSV fleet is approximately 10 years.

The world PSV fleet can be divided into three vessel sizes by dwt, which is an approximate measure of a vessel’s cargo carrying capacity.

Industry PSV Fleet as of August 1,  2006

	Cargo Carrying Capacity (in DWT)	Total No. of Vessels	Average age	Orderbook No. of Vessels
Small	1,499 or less	16	20	0
Medium	1,500 to 3,999	265	10	64
Large	4,000+	87	6	53
Total		368		117

Source: Doll Shipping Consultancy based on industry sources and estimates

Typically, larger and newer PSVs support facilities that are located in more demanding environments are often more distant from shore. The large PSV segment is the youngest portion of the industry fleet. Large PSVs typically are equipped with the advanced technological and cargo handling features noted above that allow service in demanding offshore areas while realizing efficiencies by supplying large cargoes to multiple offshore areas.

There are approximately 97 offshore drilling rigs of various types on order. Typically, 1.5 to 2 PSV's are needed to service an offshore drilling rig, due to operating requirements and safety standby vessel requirements that require a vessel in the area of the rig at all times. (Note: This is a ‘‘rule of thumb’’ based on industry experience. Actual requirements will vary.) These 97 rigs on order would result in an indicative estimated requirement of about 165 PSV's, using a basis of 1.7 PSVs per rig.

As noted above, the industry trend towards more technically demanding drilling activity at distances farther offshore using existing rigs would also increase demand for PSVs.

The international shipping industry

Brazilian Offshore Industry

Driven by Brazil’s policy of becoming energy self-sufficient as well as by oil price and cost considerations, offshore exploration, development, and production activities within Brazil have grown. Since most Brazilian reserves are located far offshore in deep waters, where large, technologically-sophisticated vessels are needed, today, Brazil is a world leader in deep drilling technology.

The primary customer for PSVs in Brazil is Petrobras, the Brazilian national oil company. The Brazilian government has also allowed foreign companies to participate in offshore oil and gas exploration and production since 1999. Other companies active in Brazil in offshore oil and gas exploration and production industry include Total, Shell, BP and ChevronTexaco. The deepwater Campos Basin, an area located about 80 miles offshore, has been the leading area for offshore activity. Activities have been extended to the deepwater Santos and Espirito Santo Basins as well with activities now taking place in areas of water depths of over 9,000 ft.

Deepwater service favors modern vessels that can provide a full range of flexible services while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, many of the Brazilian flag PSV’s and supply vessels are old, with approximately half of the national fleet are at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available.

Brazilian-Flag PSV and Supply Vessels

Source: Doll Shipping Consultancy based on industry sources

Of a total of approximately 71 Brazilian flag offshore vessels, 42 are categorized as PSVs and SVs, including four large PSVs of 4,000 dwt or more. The current orderbook for Brazilian flag PSVs and SVs is 15 vessels, including nine large PSVs.

The North Sea Market

The North Sea is a similarly demanding offshore market due to difficult weather and sea conditions, significant water depths, long distances to be traveled, and sophisticated technical requirements.

In 2000 and 2001, increases in oil prices led to increased North Sea exploration activity and higher OSV demand. Oil prices fell in early 2002, leading to questions regarding the sustainability of the higher oil prices and reduced exploration and development activity. Even with recovery in the Brent price to an average of about $29 per barrel in 2003, North Sea exploration and development activity remained low. Low oil prices and availability of more attractive opportunities elsewhere resulted in a shift of activities by oil majors towards other regions. Oil prices continued their increase, with average Brent crude prices of about $38 per barrel in 2004 and $55 per barrel in 2005. Exploration and development activities increased. Major oil companies returned to the North Sea while the independents remained and increased their activities.

High demand led to increases in large PSV rates, averaging approximately $15,900 per day in 2004 and $30,400 per day in 2005. Large PSVs do not have a long rate history due to their relatively recent entry into

The international shipping industry

service. After averaging about $16,900 per day in January and February 2006, large PSV rates increased to an average of about $36,000 per day in March 2006. Rates increased to an average of about $53,000 per day from April 2006 to July 2006, and further increased to an average of about $77,000 per day in August 2006.

Oil Tanker Industry Overview

The demand for tankers is a function of the volume of crude oil and petroleum products to be transported by sea and the distance between areas of oil consumption and oil production. The volume of crude oil and petroleum products transported is affected by overall demand for these products, which in turn is influenced by, among other things, general economic conditions, oil prices, weather, competition from alternative energy sources, and environmental concerns.

World oil demand increased from about 70.0 million barrels per day, or MBD, in 1995 to 83.6 MBD in 2005, a compounded annual growth rate, or CAGR, of approximately 1.8%. Oil demand increased in all regions of the world except for Europe and the former Soviet Union. In 2005 oil demand grew by approximately 1.1 MBD.

During this same period, world oil supply increased from about 70.6 MBD in 1995 to 84.5 MBD in 2005, a CAGR of about 1.8%. In 2005 oil production grew by 1.3 MBD. OPEC crude oil production increased from 25.2 MBD 1995 to 29.8 MBD in 2005, a CAGR of approximately 1.7%. Non-OPEC crude oil production increased from 42.7 MBD to 50.2 MBD, a CAGR of about 1.6%.

Benchmark West Texas Intermediate crude, or WTI, averaged $18.43 per barrel in 1995 (all crude prices are expressed in United States dollars) and averaged between approximately $14 and $23 through the rest of the 1990’s. WTI prices increased in 2003 to an average of $31.08 per barrel, increased to an average $41.50 per barrel in 2004 and $56.63 per barrel in 2005. Price volatility was high, with some months in 2005 and 2006 averaging over $65 per barrel. WTI prices in the first three months of 2006 averaged about $63 per barrel, and increased to an average of $69 per barrel during April, $71 per barrel in May and June, and $74 per barrel in July and August.

Tanker Classifications and Primary Trade Routes

As the table below demonstrates, the world oil tanker fleet is generally divided into six vessel sizes classified by dwt, which is an approximate measure of a vessel’s cargo carrying capacity. In general, VLCC’s/ULCC’s primarily transport crude oil on long-haul trade routes (where oil producers are located more than approximately 5,000 miles from the end user, such as from the Arabian Gulf to the Far East, from the Arabian Gulf to Rotterdam via the Cape of Good Hope, from the Arabian Gulf to the Red Sea, and from the Arabian Gulf to the US Gulf/Caribbean. Suezmax tankers trade on long-haul and short-haul routes as discussed below, while Aframax, Panamax, and Handy tankers serve routes typically in short-haul, regional markets (e.g., Latin America, Mediterranean, Southeast Asia).

Industry Tanker Fleet as of August 1,  2006

	Cargo Carrying Capacity (in DWT)	Total No. Vessels	Total MDWT	% of Total Tanker Fleet (by DWT)	% of Fleet Age 20 yrs or older
Small	1,000 to 9,999	3,896	15.2	4%	46%
Handy	10,000 to 49,999	2,230	68.5	18%	29%
Panamax	50,000 to 79,999	379	24.9	7%	28%
Aframax	80,000 to 119,999	685	69.7	19%	10%
Suezmax	120,000 to 199,999	345	52.1	14%	6%
VLCC/ULCC	200,000+	489	143.6	38%	5%
Total		8,024	374.0	100%

Source: Doll Shipping Consultancy based on industry sources and estimates

The international shipping industry

Suezmax vessels are active in dirty trades (i.e., the transportation of crude oil and dirty petroleum products) from West Africa to the Americas, and in some Latin American dirty trades, including backhauls (return trips with a short ballast leg) to Europe and North America. Other major Suezmax trades include cross Mediterranean and intra-European trades.

Aframax tankers are active in Latin American dirty trades. Since Aframax tankers are the largest vessels capable of entering many U.S. ports, these vessels are often utilized on Latin America to U.S. trade routes to take advantage of economies of scale. Other major Aframax dirty trades include intra-European and cross-Mediterranean trades. In Aframax clean trades, major routes include voyages from the Middle East to Japan, Southeast Asia, and South Asia.

Factors Affecting Supply of Oil Tankers

The supply of tankers is determined by the size and technical suitability of the available fleet (i.e., size of a vessel versus port constraints, clean versus dirty cargo capabilities, charterer acceptability, etc.). Tanker owners include oil companies, government-owned shipping companies and independent vessel owners. Independent owners are now the largest group, owning about 80% of the tanker fleet. There are also operators who do not own vessels but who charter their tonnage from independent vessel owners. The existing tanker fleet increases by newbuilding deliveries and decreases by the number of tankers scrapped or otherwise removed from the fleet. Fleet size also decreases when vessel tonnage becomes unavailable due to floating storage, layup, or repair. Newbuilding, scrapping, and vessel unavailability are affected by current and expected future vessel prices, charter hire rates, operating costs, age profile of the fleet, and government and industry regulation. For example, compared to historical averages, 2004-2005 earnings were high, while scrapping was low. If vessel earnings were to decrease, repair and retention of older vessels would become less economically attractive, and industry scrapping could increase.

The International Maritime Organization, or IMO, adopted accelerated phase-out regulations for single hull tankers of 5,000 dwt or more carrying petroleum or petroleum products which entered into force in April 2005. The regulations are a complex set of requirements that accelerate the phase-out of pre-International Convention for the Prevention of Pollution from Ships, or MARPOL, ‘‘Category 1’’ tankers without protectively located segregated ballast to 2005. Single hull tankers with protectively located segregated ballast are to be phased out in 2010. Flag States may make exceptions for certain single hull, double bottom, or double sided vessels meeting determined quality and/or structural requirements that allow the vessels to continue in service until age 25 or the year 2015, whichever is earlier. Single hull vessels are also to be banned from carriage of certain heavy oils, with some exceptions allowed for double bottom or double sided vessels meeting certain quality criteria. Certain crude oils have been exempted. Port states may recognize the Flag State exemptions or may choose to enforce the earlier phase-out dates. The effects of the regulations are complex but will tend to accelerate the phase-out of single hull vessels. Actual scrapping behavior will depend upon many variables including the state of the market and future Flag State and Port State implementation.

The European Union has had regulations in effect since 2003 that require double hull vessels be used for certain heavy oils, with no exceptions. These regulations apply to tankers of 5,000 dwt or more registered in European Union countries or entering waters within jurisdiction of European Union countries.

Along with mandatory regulations, other factors encourage scrapping of single hull tankers. Many charterers require or show preference for double hull vessels. This preference tends to reduce utilization of single hull vessels and to encourage scrapping.

Also, port congestion and canal congestion serve to limit effective supply at any one time.

Fleet Development

In 2005, 0.4 million dwt, or Mdwt, of Suezmaxes were scrapped, while 4.0 Mdwt were delivered. During the first seven months of 2006, none were scrapped, while 3.1 Mdwt were delivered. The current orderbook is 11.2 Mdwt (73 vessels) with 1.4 Mdwt due for delivery this year, 3.8 Mdwt next year and 2.0 Mdwt in 2008. The remainder are scheduled to be delivered in 2009 and 2010. About 41.1 Mdwt of Suezmaxes have double hulls, 2.9 Mdwt have double bottoms or double sides, and 8.0 Mdwt have single hulls.

The international shipping industry

Suezmax Fleet Development

Source: Doll Shipping Consultancy based on industry sources

Charter Hire Rates

One-year time charter rate assessments for a standard Suezmax vessel type are shown below. Time charter rate assessments ignore the wide variation in time charter rates based on different vessel specifications and performance, and are intended to demonstrate trends. Time charter rates tend to be less volatile than spot charter rates as they incorporate rate expectations, which change less quickly than the day to day spot freight market.

Suezmax One-Year Timecharter Rates

Source: Doll Shipping Consultancy based on industry sources

During 2004, 2005, and through August  2006, the concurrence of a number of positive factors resulted in high tanker earnings. Tanker demand increased while the industry fleet grew moderately. Growth in long-haul trades to Asia and the United States (including ongoing substitution of long-haul oil for short-haul Venezuelan oil) and higher U.S. oil import requirements due to damage from hurricanes were positive factors, all resulting in strong tanker earnings.

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Chemical Tankers

Vessels with IMO Chemical Classification are required for transport of chemicals. International regulations for the transportation of chemicals specify protective location, stability requirements, safety criteria for survivability and containment in certain damage cases, maximum tank sizes and other criteria. These standards are grouped into IMO Chemical Classifications. A ‘‘Type 1’’ vessel is a chemical tanker intended for the transportation of products considered to present the greatest overall hazard and ‘‘Type 2’’ and ‘‘Type 3’’ vessels for products of progressively lesser hazards. Vessels may have tank capacity on board meeting different IMO classifications. For example, a vessel may have Type 1 and Type 2 cargo tanks or Type 2 and Type 3 tanks. Type 1 and Type 2 capacity vessels have protective location requirements that require void spaces between bottom and side shell plating of the vessels, effectively requiring double bottoms or double hulls. Type 3 capacity vessels do not have protective location requirements.

Revised MARPOL Annex 2 regulations take effect on January  1, 2007, requiring Type 2 or double hull Type 3 vessels for the transport of vegetable and other edible oils (vegoils) and expanding IMO class chemical transport requirements.

There are 2,230 Handysize tankers (from 10,000 dwt to 49,999 dwt) totalling 68.5  million dwt, or Mdwt. 1,326 vessels, or 38.7 Mdwt, are chemical tankers (certificated to carry Type 1, 2, or 3 cargos.) Type 1, Type 2, and Type 3 capacity totals 0.5 million metric tons, or mmt, 16.0 mmt, and 22.1 mmt respectively. Included in the Handysize chemical tanker totals is about 7.0 mmt of stainless steel capacity.

The current orderbook for Handysize tankers totals 696 vessels of approximately 21.9 Mdwt, approximately 32% of the existing fleet. Scheduled deliveries for 2006, 2007 and 2008 are 3.6, 6.8 and 6.3 Mdwt, respectively. Included are 507 chemical tankers, or 14.3 Mdwt Scheduled chemical tanker deliveries for 2006, 2007 and 2008 are 3.0, 5.2 and 3.4 Mdwt, respectively. Type 1, Type 2, and Type 3 capacity on order totals 0.0 mmt, 5.9 mmt, and 8.4 mmt, respectively. Included in the Handysize chemical tanker orderbook is approximately 2.4 mmt of stainless steel capacity.

There are 3,896 small tankers (from 1,000 dwt to 9,999 dwt) totalling 15.2 Mdwt 1,108 vessels or 6.0 Mdwt are chemical tankers (certificated to carry Type 1, 2, or 3 cargos.) Type 1, Type 2, and Type 3 capacity totals about 1.0 mmt, 3.1 mmt, and 1.9 mmt respectively. Included in the small chemical tanker totals is approximately 2.5 mmt of stainless steel capacity.

The current orderbook for small tankers totals 235 vessels, or approximately 1.2 Mdwt, about 8% of the existing fleet. Scheduled deliveries for 2006, 2007 and 2008 are 0.5, 0.4 and 0.2 Mdwt, respectively. Included are 66 chemical tankers, or 0.7 Mdwt. Scheduled chemical tanker deliveries for 2006, 2007 and 2008 are 0.3, 0.3 and 0.1 Mdwt, respectively. Type 1, Type 2, and Type 3 capacity on order totals 0.0 mmt, 0.5 mmt, and 0.2 mmt respectively. Included in the small chemical tanker orderbook is approximately 0.1 mmt of stainless steel capacity.

Chemical tankers of 5,000 to 20,000 dwt typically trade in intraregional and in short to medium haul interregional markets for specialized cargoes. Typical intraregional trades for these vessels would include intraregional trades in Latin America, the Caribbean, Northern Europe and the Mediterrranean, Southeast Asia, and Northeast Asia. Typical interregional trades would be North-South trades in the Americas, the Mediterranean to and from Northern Europe, South East Asia to Australia, and trades to and from adjacent Asian regions (e.g. Southeast Asia to South Asia).

Chemical tanker capacity is in excess of chemical tanker requirements and is projected to remain in excess of future chemical tanker requirements. Therefore many chemical tankers will spend all or part of their lives in clean product trades. Vessel characteristics that allow tranport of more demanding chemicals, such as stainless steel capacity, would increase the likelihood of the vessel trading in chemicals.

While the changes in regulations by themselves are not projected to cause a shortage of tonnage, product tanker time charter rates and chemical tanker freight rates have been at historically high levels during 2004 and 2005, indicating high levels of demand versus supply. High petroleum product demand in Asia and the United States required local refineries to run at or near capacity, leading to high product prices and attractive margins for

The international shipping industry

product imports. Growth in product imports to the U.S. was supplied by Russia and Europe, while imports from Latin America were stable. Damage to refineries in the Gulf of Mexico from the hurricanes in the United States in the fall of 2005 further increased demand for product imports in the United States.

Handysize Product Tanker one year time charter rate $/day and Easychem Freight Indicator
(Average $ per mt rate for 3,000-5,000 mt easy chemicals for selected routes)

Source: Doll Shipping Consultancy based on industry sources and estimates

Dry Bulk Industry

The international dry bulk cargo market is a global industry and is affected by many factors throughout the world. Important industry conditions for dry bulk shipping include world dry bulk commodity production and demand, the size of the international dry bulk vessels and combination carrier fleet, the new production and scrapping of oceangoing dry bulk vessels and freight rates. Both Capesize dry bulk vessels and combination carriers transport dry bulk cargos, such as iron ore and coal.

Dry Bulk Demand and Production

Seaborne iron ore trade grew from an estimated 402 mmt in 1995 to about 651 mmt in 2005, a CAGR of 4.9%. High demand for steel in China has led to growth in Chinese iron ore imports from about 41 mmt in 1995 to 275 mmt in 2005, a CAGR of 20.9%. This increase includes growth of about 67 mmt in 2005, a year on year increase of about 32%.

The international shipping industry

China Monthly Iron Ore Imports

Source: Doll Shipping Consultancy from Industry sources

Other Asian countries, such as Japan and Korea, have required increasing iron ore imports. The top iron ore exporters are Australia and Brazil, accounting for about 70% of estimated 2005 seaborne iron ore trade. Australian exports grew from 132 mmt in 1995 to 242 mmt in 2005, including 31 mmt of growth in 2005. Brazil’s iron ore exports increased from 129 mmt in 1995 to 225 mmt in 2005, which includes 20 mmt of growth in 2005.

Coal trade is made up of thermal coal (steam coal), burned for its heat value primarily in power generation, and metallurgical coal (coking coal, met coal), used in steelmaking. Estimated seaborne steam coal trade grew from about 242 mmt in 1995 to about 498 mmt in 2005, a CAGR of 7.5%, which includes 24 mmt of growth in 2005. Leading coal exporters are Indonesia, Australia, South Africa, and China.

Capesize dry bulk vessels and combination carriers

Capesize dry bulk vessels and combination carriers have a cargo carrying capacity of 80,000 dwt or greater based on representative sizes of vessels too large to pass through the Panama Canal. However, most Capesize tonnage (about 94%) is comprised of vessels of 100,000 dwt or greater. Capesizes primarily transport iron ore and coal on trade routes where lack of port constraints (especially depth of water) and cargo parcel size limits allow realization of economies of scale.

The international shipping industry

Capesize Fleet Development

Source: Doll Shipping Consultancy based on industry sources

As of August 1, 2006, there were 797 Capesize dry bulk vessels comprising approximately 126.5 Mdwt. In 2005, 0.2 Mdwt of Capesizes were scrapped, while 10.2 Mdwt were delivered. During the first seven months of 2006, 0.3 Mdwt have been scrapped, while 7.0 Mdwt have been delivered. The current orderbook is 37.0 Mdwt (237 vessels) with 8.5 Mdwt due for delivery this year, 8.5 Mdwt next year and 10.3 Mdwt in 2008. The remainder are scheduled to be delivered in 2009 and 2010. Total Capesize combination carrier dwt is 6.4 million, with an estimated 3.4 Mdwt (53%) currently employed in dry bulk trades. None were delivered since 2003 or are currently on order. None were scrapped in 2005. About 0.3 Mdwt were scrapped during the first seven months of 2006.

Improved trade in year 2000 resulted in average one-year time charter rates of about $17,100 per day. Slower trade growth and high fleet growth in 2001 and 2002 resulted in lower time charter rates, with average one-year time charter rates of $12,800 per day in 2001 and $12,300 per day in 2002. Throughout 2003, there were large increases in dry bulk trade and tonnage demand that offset fleet growth, with one-year time charter rates averaging $26,400 per day. In 2004, led by high Chinese iron ore import growth and strong coal markets, Capesize one-year time charter rates increased to an average $49,100 per day. High Chinese imports of iron ore and other dry bulk commodities continued in 2005, supported by commodity trade growth elsewhere. Port delays have further increased vessel demand. Even so, high vessel demand was outpaced by dry bulk fleet growth in 2005, and dry bulk vessel time charter rates decreased, with one year Capesize time charter rates decreasing to an average $42,500 per day. Capesize one year time charters have averaged about $31,000 per day during the first eight months of 2006.

Industry Scrapping

In 2004 and 2005, industry scrapping has been low compared to historical standards. For example, during the years 1993 through 2003, tanker scrapping averaged about 11.9 Mdwt per year, while in 2004 and 2005 tanker scrappings were approximately 7.8 Mdwt and 4.1 Mdwt, respectively. During the years 1993 through 2003, dry bulk vessel scrapping averaged approximately 5.8 Mdwt per year, while in 2004 and 2005 dry bulk vessel scrappings were about 0.4 Mdwt and 0.7 Mdwt respectively. Scrapping during the first seven months of 2006 totaled approximately 1.6 Mdwt for tankers and 1.9 Mdwt for dry bulk vessels.

The international shipping industry

Tanker and Dry Bulk Vessel Scrapping

Source: Doll Shipping Consultancy based on industry sources and estimates

Passenger Vessel Industry

Passenger vessel demand is a function of overall demand for the global cruise industry. Principal sources of cruise passengers are North America, Europe, Asia and the South Pacific (including Australia and New Zealand), and South America.

The estimated number of cruise passengers in North America has grown from 5.0 million in 1997 to 9.1 million in 2004, a CAGR of 8.8%. This increase includes growth of 1.1 million in 2004, an annual increase of 11.1%. The total population of North America (excluding Mexico) is estimated at about 320 million. The number of cruise passengers in 2004 comprises an estimated 2.8% of total population in North America.

The estimated number of cruise passengers in major European markets is also growing. The number of cruise passengers from Europe grew from 2.66 million in 2003 to 2.8 million in 2004, representing annual growth of 5.3%. In the United Kingdom, the number of cruise passengers grew from about 964,000 in 2003 to 1.03 million in 2004, an annual increase of 7%. In Germany, the number of cruise passengers grew from 529,000 in 2003 to 551,000, an annual increase of 4%. In Italy, the number of passengers grew from 346,000 to 400,000, an annual increase of 16%.

The total population of Western Europe is estimated at about 392 million, and the number of cruise passengers in 2005 comprises an estimated 0.7% of total population in Western Europe.

Industry Fleet: Passenger vessels engaged in international ocean cruise service

Standard Capacity	Vessels	Total Standard Capacity	% of Standard Capacity
under 250	52	6,298	2%
250-499	28	10,658	3%
500-999	53	37,520	12%
1000-1999	68	103,932	33%
2000-2999	55	126,590	41%
3000+	8	25,284	8%
Total	264	310,282	100%

Source:    Doll Shipping Consultancy based on industry sources and estimates

The international shipping industry

As of August 1,  2006, there were approximately 264 vessels engaged in international ocean cruise service with a standard lower berth capacity of approximately 310,000. This figure represents the total number of lower berths, estimated at two passengers per cabin; the actual passenger count may be higher due to the availability of upper berths, cots, or other arrangements. In 2005, approximately four vessels with a standard lower berth capacity of 9,456 were delivered, and five vessels with a standard lower berth capacity of 4,282 were scrapped. In 2006, six vessels with a standard passenger capacity of approximately 15,966 have been delivered, and none has been scrapped.

The current orderbook is approximately 27 vessels with a standard lower berth capacity of approximately 76,952. In 2006, approximately one vessel with a standard lower berth capacity of approximately 2,800 is scheduled to be delivered. In 2007, about nine vessels with a standard lower berth capacity of approximately 26,756 are under contract to be delivered. In 2008, approximately nine vessels with a standard lower berth capacity of approximately 25,456 are scheduled to be delivered, and in 2009 approximately six vessels, with a standard lower berth capacity of approximately 17,060, are scheduled to be delivered. In 2010, two vessels with a standard lower berth capacity of 4,880 are scheduled to be delivered. All of these vessels have a standard lower berth capacity of 2,000 or more.

Business

Our Company

We are an industrial transportation company serving the marine transportation needs of our clients in the geographic areas on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

Our River Business, with approximately 490 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs, including four currently in operation and two currently under construction; our PSVs currently under construction are contracted to be delivered, one in 2007 and one in 2008.

Our Ocean Business owns and operates six oceangoing vessels, including three versatile Suezmax OBO vessels, capable of carrying either dry bulk or liquid cargos, one Aframax tanker, one semi-integrated 43,000 deadweight ton, or dwt, tug/barge unit and one chemical/product carrier. Our Ocean Business fleet has an aggregate capacity of approximately 600,000 dwt.

Our Passenger Business fleet comprises two vessels with a total carrying capacity of approximately 1,600 passengers, and operates primarily in the European cruise market.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner. For example, we are currently increasing the cargo capacity of our existing river barges to help increase our efficiency and market share. In addition, we have commenced a program to replace the current engines in our pushboats with new engines that will allow us to operate using less expensive heavy fuel. We expect that the delivery of the two additional PSVs we have on order will allow us to further capitalize on the attractive offshore petroleum services market. We are also pursuing the expansion of our ocean and passenger fleets through acquisitions of specific types of vessels to participate in identified market segments. We believe that the versatility of our fleet and the diversity of industries that we serve reduce our dependency on any particular sector of the shipping industry and offer numerous growth opportunities.

We have a diverse customer base including large and well-known petroleum, agricultural, mining and tour operating companies. Some of our significant customers in the last three years include affiliates of Archer Daniels Midland, British Gas, Cargill, Chevron, Continental Grain, ENAP, Industrias Oleaginosas, Panocean, Petrobras, the national oil company of Brazil, Petropar, the national oil company of Paraguay, Rio Tinto, Swissmarine, Total, Trafigura, Travelplan and Vicentin.

Business

Our Competitive Strengths

We believe that the following strengths have contributed to our success.

We Are an Industrial Transportation Company.    We operate in four different sectors of the marine transportation industry. While we believe that there are synergies between our businesses, particularly in terms of the operational expertise, vessel management and customer base, the many factors that affect supply and demand, particular cost structure, and particular business risks are different. Accordingly, we believe that our diversification effectively provides a significant hedge against cyclical results in one or more of the segments in which we operate.

Our Large Scale Generates Efficiencies That Provides Us With Better Control Over Pricing in our River Business.    We are the largest provider of river transportation services in the Hidrovia Region of South America, and our river fleet has a cargo-carrying capacity of approximately 798,000 dwt and approximately 490 barges. Our size offers economies of scale and increased negotiating power. For example, our size has allowed us to implement a different operational system than that of our competitors, called trunk mode, which enables us to service our clients with a continuous stream of available barges while reducing our operating costs on a per ton basis. The trunk mode is based upon the principle that the pushboat, which is the most expensive operational asset for a river transportation company, should operate continuously, and the barges operate through a fleeting point or hub and, once loaded or discharged, are picked up and taken to their next destination by the next available pushboat. We have also been able to enter long-term contracts for a substantial portion of our fleet for the next one to four years and have successfully negotiated fuel price adjustment clauses into many of our new contracts to insulate us from fluctuations in the price of fuel.

We Possess Competitively Advanced Technology in Two of Our Businesses.    We have made significant investments in our technology systems. In our River Business, we use a navigational system that allows our convoys to navigate 24 hours a day on a river system that lacks the signals otherwise necessary for night navigation. This system enables us to use our River Business assets more efficiently than many of our competitors. In our Offshore Supply Business, we have also developed a proprietary design for our new PSVs in conjunction with the renowned Norwegian vessel design firm, the Vik-Sandvik Group. This design can only be reproduced with our consent, which, to date, we have not granted. We have equipped our PSVs with advanced technology such as dynamic positioning capabilities, dedicated oil recovery tanks for the performance of oil recovery duties, and greater cargo capacity and deck space, enabling these vessels to serve our customers in any of the major offshore markets including the challenging North Sea.

We Have a Versatile Ocean Fleet.    Over the past decade, we have focused on building a versatile ocean fleet to meet the demands of a changing marketplace. We believe that our three Suezmax OBO vessels are ideally suited to take advantage of the changing conditions of the dry bulk and liquid cargo markets. We can readily switch our Suezmax OBO vessels from one type of cargo to another. Further, because of her narrow beam, our Aframax tanker is able, despite her large Aframax dwt, to transit the Panama Canal. This design is particularly appealing to customers who wish to employ an Aframax size vessel but who occasionally need to bring cargos through the Panama Canal. Our chemical/product carrier Miranda I has the capability to segregate up to seventeen different classes of cargo in center stainless steel tanks, and can be adapted to the requirements of many different trades.

We Have Long-Term, High Quality Customer Relationships.    We have operated our vessels around the globe since we began our business in 1992. We have long-standing relationships with large, established customers, including affiliates of major international oil and agriculture companies, such as Petrobras, Archer Daniels Midland, Cargill, Continental Grain and ENAP. These long-term customer relationships arise from our proven reliability and high-quality service. For example, two of our customers, Petrobras and Cargill Incorporated, have been customers of the Company for twelve and eight years, respectively.

We Maintain High Standards of Performance and Safety.    We pride ourselves on our operational excellence, our ability to provide high caliber service and our commitments to safety, quality and the environment. The quality of our vessels as well as the expertise of our vessel manager, crews and

Business

engineering resources help us maintain safe, reliable and consistent performance. We maintain well documented and internationally certified safety and quality management systems, perform periodic audits and conduct training, each of which affects all areas of our activities, including operations, maintenance and crewing. In our Offshore, Ocean and Passenger Businesses, our subsidiary Ravenscroft has all necessary certificates and licenses, is certified under the International Safety Management, or ISM Code, and is certified by the International Organization for Standardization, or ISO, as ISO 9001:2000 certified.

We Have an Established History and Experienced Management Team.    Our management team is led by members of the Menendez family. The family has been involved in the shipping industry since 1876. Our senior executive officers have on average 34 years of experience in the shipping industry. Our management team has significant expertise in various lines of business and has been instrumental in developing and maintaining our certified safety and quality management systems and our operational plans. Further, our management team has helped us design and develop innovative and versatile PSVs in our Offshore Supply Business.

Preferential Treatment in Certain Markets.    Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. Through one of our Brazilian subsidiaries we have the competitive advantage of being able to trade our PSVs in the Brazilian cabotage market, enabling them to obtain employment in preference to vessels without those cabotage privileges. In addition, since four of our initial six PSVs will have been constructed in Brazil, we have the advantage of being able to charter our foreign flagged PSVs to our Brazilian subsidiary entitling those PSVs to the same preferential treatment received by our Brazilian-flagged vessels. We also receive preferential treatment in Chile and Argentina, where our tankers operate in a charter or ownership arrangement with our local subsidiary companies that obtain cabotage preferential treatment to operate in the territorial waters of these countries.

Our Business Strategy

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry. We plan to implement our business strategy by pursuing the following objectives.

Capitalizing on Attractive Fundamentals in Our River Business.    We are the leading river transportation company in the Hidrovia Region, utilizing an efficient trunk system, self-operated loading and discharging terminals, our own transshipment station and owned repair facilities to maximize asset efficiency. The Hidrovia Region’s agricultural footprint already represents a significant portion of the world’s soybean production, and, according to DSC, its share is expected to grow. The Hidrovia Region offers a number of attractive fundamentals for the growth of our River Business.

Growing Agricultural Exports.    During 2005, Brazil, Argentina, Paraguay and Bolivia produced over 101.6 million tons of soy, which represented approximately 46.2% of world production, as compared to the 84.0 million tons or approximately 38% of world production by the United States. Moreover, the region continues to have large amounts of unused arable land available for soy and other crops.

New Production in the Hidrovia Region.    We expect that these facilities will reach full production capacity in 2007. Rio Tinto has increased its iron ore production since June  2005.

Efficient Means of Transportation.    River barges provide an efficient and cost-effective transportation alternative relative to railroads and trucks. One barge can transport as much cargo as 58 trucks, making the capacity of our 30 barge tow equivalent to approximately 1,740 trucks. Notably, our 30 barge tow requires a crew of only ten. Given the efficiencies of river transportation, we believe that by building the necessary infrastructure, forest products, which are currently transported by truck and rail, offer significant growth opportunities for our River Business.

Captive Infrastructure.    The products and goods for export in the Hidrovia Region are geographically very distant (over 1,000 miles) from ocean ports. The navigable portion of the Hidrovia Region is over 2,200 miles long and, passing through the heart of this region, is ideally situated to suit the needs of the agricultural community. Historically, lack of infrastructure to load and discharge cargo has been a

Business

limiting factor both physically and economically. Over the past several years, directly or through a joint venture, we have added a significant amount of infrastructure to the river system, such as docks, ports and terminals, over which we have a right of first use. Our proprietary infrastructure allows us to better serve our customers by loading the cargos as near as possible or discharging them directly into ocean vessels to production, thus increasing the number of barges we can efficiently load on the river and optimizing overall logistics from point of origin to destination through the use of our facilities.

We plan to capitalize on these attractive fundamentals by leveraging our leading market position and pursuing the following initiatives.

Increasing the Cargo Carrying Capacity of Our Barges.    In an effort to maximize the utilization of our fleet of barges, we are in the process of increasing the carrying capacity of 130 of the barges in our fleet. This process involves cutting the barge length-wise, inserting a new midsection and welding the three pieces (the two original sides and the new midsection) together. Through this process the overall capacity of each of these barges will increase by approximately 67%. Because the fixed costs of pushing a wider barge are the same as pushing the narrower barges we currently operate, we will be able to transport higher quantities of cargo at limited incremental cost.

Replacing Diesel Oil Consuming Engines with Others that Consume Less Expensive, Heavier Fuel.    Given the differential pricing between heavy fuel and diesel fuel, significant savings can be achieved by replacing the diesel engines in our 16 line pushboats with new engines designed to consume less expensive heavier fuel oil.

Expanding our Barge Business Elsewhere in Latin America.    As the largest barge operator in South America, we believe we are uniquely well-positioned to take advantage of growth opportunities elsewhere in Latin America, and are currently exploring specific opportunities in Brazil, Colombia, and Mexico. Specifically on September 8, 2006 we entered into a Memorandum of Agreement with the Argos Group (one of the leading cement producers in Colombia) to form a joint venture to establish a river transportation company on the Magdalena River in Colombia.

Expanding Our Offshore Supply Business.    We have taken delivery of four modern, large, technologically advanced PSVs for our Offshore Supply Business and are currently constructing two more for delivery in 2007 and 2008. In addition, we are negotiating the construction of four additional PSVs, which would give us a fleet of ten PSVs. Currently, two of our four PSVs are operating in the North Sea. Our experience in this challenging market positions us well to expand market share as our new PSVs are delivered. Our other two PSVs are on charter to Petrobras, in Brazil; one on a twelve-month charter and one on a six-month charter, each ending March 2007. We believe there are numerous opportunities to charter modern PSVs to Petrobras and other oil, exploration and drilling companies primarily for use in Brazil. Additionally, high oil prices are causing expanded exploration activity on a worldwide basis. Currently, there are approximately 160 vessels in the Brazilian offshore market, of which, according to DSC estimates, only 71 are Brazilian flag. Half of these vessels are in excess of 20 years of age, and we estimate that only 13 PSVs are modern and adequately equipped to service deepwater rigs. Of these 13, according to DSC estimates, only four are large PSVs of 4,000 dwt or more. Brazil’s oil reserves are the second largest in South America and over 90% of these reserves are located offshore. Petrobras has a majority of the market share in the offshore drilling market in Brazil, but recently the oil exploration and production market was opened to private and foreign participation, which we believe will allow for further growth and customer diversification.

Growing Our Ocean Fleet with Targeted Acquisitions.    We intend to expand our ocean fleet by selectively acquiring secondhand and newly built vessels to capitalize on attractive market opportunities in which we recognize demand for the vessels, employment. For example, taking advantage of the preferential treatment that our subsidiaries have in South America, we plan on adding chemical/product carriers to our fleet to fill a demand from our existing customers for vessels to service routes where both the point of origin and destination is in South America.

Business

Expanding our Passenger Fleet.    We intend to further expand our passenger fleet through timely and selective acquisitions of secondhand passenger vessels in accordance with identified customer needs. We are also exploring opportunities to acquire a small passenger vessel to conduct river and coastal cruises in South America. In our Passenger Business, we will focus on generating counter-seasonal trades for our vessels to operate year-round and on providing ancillary services to enhance our revenues and profitability.

Redeploying Vessels to the Most Attractive Markets.    Due to the versatility of our vessels, we intend, under appropriate market conditions, to alter the geographic and industry focus of our operations by redeploying vessels to the most profitable markets. For example, as a result of rising demand out of China during 2003, we switched our three Suezmax OBO vessels from liquid to dry cargo carriers, and at the beginning of February 2006, when dry cargo rates in the Pacific Ocean began to fall, we switched the Princess Susana back to operating as a tanker. We have also deployed two of our PSVs to the North Sea to take advantage of the high charter rates currently prevailing in that region. In addition, we actively manage the deployment of our fleet between longer-term time charters and shorter-term time charters. Our vessel deployment strategy is designed to provide greater cash flow stability through the use of longer-term time charters, while maintaining the flexibility to benefit from improvements in market rates by deploying the balance of our vessels on shorter term time charters.

Our Lines of Business

River Business

We have developed our River Business from a single river convoy comprising one pushboat and four barges in 1993 to the leading river transportation company in the Hidrovia Region today. Our River Business, which we operate through our subsidiary UABL, has approximately 490 barges with approximately 798,000 dwt capacity and 23 pushboats. We own 446 dry barges that transport agricultural and forestry products, iron ore and other cargos, and 44 tanker barges that carry petroleum products, vegetable oils and other liquids. We believe that we have more than twice the number of barges and dwt capacity as our nearest competitor. In addition, we use one 35,000 dwt barge designed for ocean trading, the Alianza G2, as a transfer station to provide storage and transshipment services of cargo from river barges to ocean export vessels.

We are in the process of expanding the size of some of our barges to increase their cargo carrying capacity and maximize our fleet utilization. We believe that enlarging our existing barges is the most cost-effective way of growing our fleet’s cargo carrying capacity. To date, we have expanded 12 barges and expect to have expanded a total of 22 by the end of the first quarter 2007. We also have begun a program to replace the engines in all 16 of our line pushboats and in connection with that program have contracted to purchase six new engines from MAN Diesel with expected delivery dates in July and November of 2007. The new engines will consume heavier grades of fuel which have, from 2001 to 2005, been between 33.5% and 51.7% less expensive than the diesel fuel we currently consume.

We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. We believe that this river system offers the most efficient means of transportation for bulk cargos through the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. For example, Argentina, Brazil, Paraguay, and Bolivia produced, in the aggregate, 41.5 million tons of soybeans in 1994 compared to an estimated 103.5 million tons in 2005, a compound annual growth rate of 9.0%. These countries accounted for over 46.2% of world soybean production in 2005, growing from only 30% in 1995. In addition to agricultural products, companies in the Hidrovia Region are expanding and initiating the production of other goods, including forest products, iron ore, and pig iron. Today’s available barge fleet in the Hidrovia Region consists of approximately 1,000 dry and tank barges which compares with 26,500 barges in the Mississippi River system.

Through joint ventures, we own and operate terminals at certain key locations to provide integral transportation services to our customers from origin to destination. We also own a drydock and repair facility to

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carry out fleet maintenance and have a long-term lease on another facility where we intend to conduct part of the barge enlargement program. We utilize night-running technology, which allows for night navigation and improves asset efficiency.

Offshore Supply Business

Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. We have ordered the construction of six proprietarily designed and technologically advanced PSVs. We received delivery of and placed into service four of these vessels in 2005 and 2006, and we expect the remaining two to be delivered and placed into service in 2007 and 2008. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks, and a variety of other supplies to drilling rigs and platforms. We employ two of these vessels in the spot market in the North Sea and employ the other two on time charter in Brazil with Petrobras. Upon delivery of the two PSVs we currently have under construction, we intend to employ them in the North Sea and/or in Brazil and other international markets. We are negotiating the construction of four additional PSVs of our proprietary design, for a total fleet of ten PSVs. Through one of our Brazilian subsidiaries, we have the competitive advantage of being able to trade a number of our PSVs in the Brazilian market with cabotage trading privileges, enabling the PSVs to obtain employment in preference to non-Brazilian flagged vessels.

The trend for offshore petroleum exploration has been to move toward deeper, larger and more complex projects, which has resulted in increased demand for more sophisticated and technologically advanced PSVs to handle the more challenging environments and greater distances. Our PSVs are equipped with dynamic positioning capabilities, dedicated oil recovery tanks for the performance of oil recovery duties, and greater cargo capacity and deck space, all of which provide us a competitive advantage in efficiently servicing our customers’ needs.

Ocean Business

In our Ocean Business, we own and operate six oceangoing vessels, including one semi-integrated oceangoing tanker barge unit, under the trade name, Ultrapetrol. Our three Suezmax OBO vessels transport liquid cargo, such as petroleum and petroleum products, as well as dry cargo, such as iron ore and coal, on major routes around the globe. Our Aframax tanker carries both crude oil and a variety of refined petroleum products internationally. Our semi-integrated tug barge Alianza G-3/Alianza Campana operates under long-term charter as a support vessel in North Brazil. Our chemical/product carrier, Miranda I, transports chemicals and petroleum products in the regional trade of Argentina and Brazil. Our current ocean fleet has an aggregate cargo carrying capacity in excess of 600,000 dwt and an average age of approximately 17 years.

Our Suezmax OBO vessels are versatile and have the ability to serve virtually all major routes used for transportation of petroleum and petroleum products. In addition, our three Suezmax OBO vessels have the added versatility of being able to carry either petroleum products or dry bulk cargos to take advantage of changing market conditions. Given the rise during 2003 and early 2004 in spot market prices for dry cargo globally, we employed these vessels in the carriage of dry bulk cargos on trade routes around the world, mostly transporting coal and iron ore from South America, Australia and South Africa to Europe, China and other Far East countries. Currently, however, the market prices for carrying petroleum and petroleum products surpass the market prices for carrying dry cargo, and accordingly we may employ our Suezmax OBO vessels as tankers, as was the case with the Princess Susana in February 2006. During 2005, we derived over 84% of our Ocean Business revenues from charterers in Europe and Asia, some of which were Cargill, SwissMarine and Pan Ocean Shipping. Over the same period, we derived approximately 96% of our Ocean Business revenues from time charters with at least three months duration and 4% from spot voyages.

Our Aframax tanker, Princess Marina, has been employed under a long-term charter in Chile with ENAP which expires in February 2007 and has been renewed for three to four months at a substantially improved current market rate.

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We currently employ Miranda I, our chemical/product carrier, on a three-year charter with an option for an additional two years to Petrobras, a major oil company serving the regional trade of Argentina and Brazil, through September 2008. We intend to grow our chemical/product carrier fleet through the purchase of secondhand chemical/product carriers in the 6,000 – 18,000 dwt size range.

All of our oceangoing vessels, with the exception of Miranda I, are double hull. However, they are not all certified as double hull tankers by their respective classification societies at this time. We expect that Princess Susana will receive Class Certification as double hull after her drydock in the fourth quarter of 2006 as her sister vessel Princess Nadia received in March 2005. Miranda I may be used as double hull when carrying petroleum products in her center tanks only and we intend to have her retrofitted and certified as double hull for all products during the first quarter of 2007.

Passenger Business

In our Passenger Business, we own and operate two vessels that we purchased in 2005, the New Flamenco, with a 1,010 person capacity and 401 cabins, and the Grand Victoria, with a 575 person capacity and 242 cabins. We immediately undertook an extensive refurbishment of the New Flamenco, including all passenger areas, and we conducted work to recertify the Grand Victoria and upgraded some of her passenger areas. We currently employ these vessels under seasonal charters with European tour operators cruising the Mediterranean, Black Sea and Norwegian Fjords.

The charter for the New Flamenco is a two-year, ‘‘full-service charter,’’ extendable for an additional year at the charterer’s option, pursuant to which we are responsible for operating and maintaining the vessel, paying the full vessel's staff and providing passenger services such as entertainment and food and beverages, while our charterer is responsible for marketing and ticket sales as well as fuel and port charges. Pursuant to the charter, our charterer pays us an agreed amount per passenger, per day, which escalates each year, and is subject to a guaranteed minimum occupancy equivalent to an average of approximately 80% of the lower berth capacity. We also receive the revenues, as applicable, from on board sales of goods and services, a portion of which are shared with the charterer or concessionaire.

In the current charter for the Grand Victoria, we are responsible only for operating and maintaining the vessel and paying the vessel's deck and engine staff. Our charterer is responsible for all passenger services, including paying the passenger services staff, paying all fuel and port charges, and marketing and ticket sales to passengers. Pursuant to this charter, we are paid a fixed daily fee.

We have announced an agreement with Monarch Classic Cruises for the Grand Victoria to participate in their program in the Aegean Sea during the European summer season of 2007.

The structure of our seasonal contracts for our Passenger Business provides us with a stable revenue stream as well as the flexibility to operate the vessels in other regions of the world at the end of the seasonal contract term. We are currently negotiating opportunities to operate these vessels during periods other than the European travel season.

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Ultrapetrol Fleet Summary

River Fleet	Number of Vessels	Capacity	Description
Alianza G2/Alianza Rosario	1	35,000 tons	Transfer Station
Pushboat Fleet	23	77,752 hp	Various Sizes and Horse Power
Tank Barges	44	95,578 m3	Carry Liquid Cargo (Petroleum Products, Veg. Oil)
Dry Barges	446	702,700 tons	Carry Dry Cargo (Soy, Iron Ore)
Total	514

Offshore Supply Fleet	Year Built	Capacity (DWT)	Delivery Date
In Operation
UP Esmeralda	2005	4,200	2005
UP Safira	2005	4,200	2005
UP Agua-Marinha	2006	4,200	2006
UP Topazio	2006	4,200	2006
On Order
UP Diamante	N/A	4,200	2007(e)
UP Rubi	N/A	4,200	2008(e)
Total		25,200

Ocean Fleet	Year Built		DWT	Description
Princess Nadia	1987		152,328	Suezmax OBO
Princess Susana	1986		152,301	Suezmax OBO
Princess Katherine	1986		164,100	Suezmax OBO
Princess Marina(1)	1986		83,930	Aframax Tanker
Alianza G-3/Alianza Campana	1993	(2)	43,164	Semi Integrated Tug/ Barge Unit
Miranda I	1995		6,575	Product Carrier/ Chemical Tanker
Total			602,398

(1)

We currently hold the Princess Marina through our 49% ownership of Maritima SIPSA S.A., a company controlled by Chilean citizens, to whom we sold the Princess Marina upon the beginning of her charter in Chile in May 2003. As part of this arrangement, we have contracted to repurchase the Princess Marina upon the expiry of the charter, which will occur in February 2007, or at a later date, should the charter be further extended. We recognize as charter revenue on this transaction the difference between our sale price to Maritima SIPSA and their sale price back to us of this vessel. See ‘‘Related party transactions — Maritima SIPSA S.A.’’

(2)

Originally built in 1982, converted in 1993 to double hull product tank barge.

Passenger Fleet	Total Capacity (Passengers)	Total Number of Cabins
New Flamenco	1,010	401
Grand Victoria	575	242
Total	1,585	643

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Chartering Strategy

We continually monitor developments in the shipping industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions. In our River Business, we have contracted a substantial portion of our fleet’s capacity on a one- to four-year basis to major clients. These contracts provide fixed pricing, minimum volume requirements and fuel price adjustment formulas, and we intend to develop new customers and cargos as we grow our fleet capacity.

In our Offshore Supply Business, we plan to charter our PSV fleet in Brazil for medium-term (one to six months) charters or long-term employment (up to seven years). Currently there is no spot market in Brazil for PSVs. In the North Sea, we intend to continue to operate our PSVs in the spot market (short duration, one day or more) combined with longer-term charters.

We historically have operated our Ocean Business vessels in both the spot market, which allows us to take advantage of potentially higher market rates, and under period charters, which allows us to achieve high utilization rates. We intend to continue to operate some of our ocean vessels in the spot market and others under period charters. We believe that this balanced approach to chartering will provide us with relatively stable revenue streams while enabling us to participate in favorable market developments.

We intend to employ our passenger vessels primarily in conjunction with tour operators that will at least partially guarantee the vessels’ revenue.

Our Fleet Management

We conduct the day-to-day management and administration of our operations in-house and through our wholly-owned subsidiaries.

Following our recent acquisition of Ravenscroft, and after acquiring the administrative-related assets and the hiring of personnel of Oceanmarine associated with administrative and accounting services, all technical, commercial and administrative management functions will be conducted in-house.

Ravenscroft, operating from its office in Coral Gables, Florida, employs 36 people and will continue to undertake all technical and marine related management for our offshore, ocean and passenger vessels including the purchasing of supplies, spare parts and husbandry items, crewing, superintendency and preparation and payment of all related accounts on our behalf. Ravenscroft also continues to be responsible for the administration and execution of the onboard services and management accounting system on our Passenger vessels New Flamenco and Grand Victoria. For the New Flamenco, Ravenscroft monitors the shore excursion sales, the performance of the Food and Beverage and Entertainment concessionaires and also controls certain aspects of onboard revenue such as the duty free shop which generate additional income for us. Ravenscroft is a self-contained, full service ship management company which includes a commercial department and is certified for ISM and is also ISO 9001:2000 certified. It holds Documents of Compliance for the management and operation of OBOs, tankers, bulk carriers, PSVs, general cargo vessels, passenger vessels and also for the ship management of vessels sold for demolition.

Ravenscroft will continue to manage vessels for and on behalf of vessel owners who are not related to us and will actively pursue new business opportunities in line with its track record to date. Its future business development will be strengthened due to increased resources now being available through our ownership.

In the case of our River Business, our commercial and technical management continues to be performed in-house by UABL personnel.

Competition

River Business

We maintain a leading market share in our River Business. We own the largest fleet of pushboats and barges in the Hidrovia Region. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor. We compete based on service, reliability, efficiency and price. Key competitors include Horamar and Fluviomar. In addition, some of our customers, including Archer Daniels Midland and Rio Tinto,

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have some of their own dedicated barge capacity, which they can use to transport cargoes in lieu of hiring a third party. Our River Business also indirectly competes with forms of land-based transportation such as truck and rail.

Offshore Supply Business

In our Offshore Supply Business, our main competitors are the Brazilian offshore companies that own and operate modern PSVs. The largest of these companies is CBO, which currently owns four modern PSVs and is building an additional PSV in Brazil. Also, some of the international offshore owners, such as Tidewater and Maersk, have built Brazilian-flagged PSVs.

Ocean Business

We face competition in the transportation of crude oil and petroleum products as well as other bulk commodities from other independent ship owners and from vessel operators who primarily charter-in vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Competition is primarily based on prevailing market charter rates, vessel location and vessel manager reputation. Our primary competitor in crude oil and petroleum products transportation within Argentina, and between Argentina and other South American countries, as well as in Chile, is Antares Naviera S.A. and its affiliated companies, including Ultragas, Lauderdale Tankers Corp., and Sonap S.A., an independent tanker owner and operator. The other major participant in the Argentina/Brazil trade is Transpetro. Transpetro is a subsidiary of Petrobras, our primary customer in Brazil. In other South American trades our main competitors are Heidmar Inc., Naviera Sur Petrolera S.A., Naviera El Cano (through their various subsidiaries) and Sonacol S.A. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas. In our dry bulk trades, we operate our vessels internationally where we compete against the main fleets of Capesize ships, with companies such as the Offer Group, Frontline, Bocimar and others.

Passenger Business

The tour operators that are our clients in the Passenger Business compete for consumers’ leisure-time expenditures with both other cruise lines and a wide array of other vacation options located throughout the world, including numerous land-based destinations and package holiday, tour and timeshare vacation operators. Many of these operators attempt to obtain a competitive advantage by lowering prices and/or by improving their products, such as by offering different vacation experiences and locations. In the event that we or the tour operators that are our clients do not compete effectively with other cruise companies and other vacation operators, our results of operations from our Passenger Business would be adversely affected.

Employees

As of June 30, 2006, we employed approximately 949 employees, consisting of 187 land-based employees and approximately 762 seafarers as crew on our vessels, of which 210 were in our River Business, 42 were in our Offshore Supply Business, 126 were in our Ocean Business, and 384 were in our Passenger Business. These employees were employed through various manning agents depending on the nationality as listed below.

Indian crew:	Orient Ship Management & Manning Pvt., Ltd., Mumbai, India
Argentine crew:	Tecnical Services S.A., a related company, Montevideo, Uruguay
Filipino crew:	C.F. Sharp Crew Management, Manila, Philippines
Ukrainian crew:	South Star Ltd., Odessa, Ukraine
Romanian crew:	Corona Shipping SRL,Constantza, Romania
Indonesian crew:	Indomarimo Maju PT, Jakarta, Indonesia
Chilean crew:	Maritima SIPSA, a related company, Santiago, Chile
Greek and Eastern European crew:	Nova Manning Services, Piraeus, Greece
Paraguayan crew:	Tecnical Services S.A., a related company, Montevideo, Uruguay

Our crew is employed under the standard collective bargaining agreements with the seafarers’ union in their respective countries. The crew is employed on contractual terms valid for a fixed duration of service on board the vessels. We ensure that all the crew employed on board our vessels have the requisite experience,

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qualifications and certification to comply with all international regulations and shipping conventions. Our training requirements for the crew exceed the applicable statutory requirements. We always man our vessels above the safe manning requirements of the vessels’ flag state in order to ensure proper maintenance and safe operation of the vessels. We have in force special programs such as a performance-related incentive bonus, which is paid to some of our senior officers upon rejoining our ships. This ensures retention of qualified and competent staff.

Environmental and Other Regulation

Government regulation significantly affects our operations, including the ownership and operation of our vessels. Our operations are subject to international conventions, national, state and local laws, and regulations in force in international waters and the jurisdictional waters of the countries in which our vessels may operate or are registered, including OPA, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound emission requirements, the IMO/U.S. Coast Guard pollution regulations and various SOLAS amendments, as well as other regulations. Compliance with these requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities, each of which may have unique requirements, subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews, and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation — International Maritime Organization, or IMO

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In particular, MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Two of our Suezmax OBO vessels currently do not meet the configuration criteria and will require modifications to comply with these criteria before the end of 2010. These modifications will not involve major steel work. Our vessel, the Miranda I, does not currently comply with the double hull requirement unless she limits her loading to center tanks only. However, we expect to retrofit her to full double hull compliance by the end of 2006. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel

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exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires vessel owners and bareboat charterers to develop and maintain an extensive ‘‘Safety Management System’’ that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the oceangoing vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulation — The United States Oil Pollution Act of 1990, or OPA

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States territorial sea and its 200 nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are liable without regard to fault (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (vessel fuel).

OPA limits liability of a responsible party to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). OPA also limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per dry bulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law on July 11, 2006 increased the limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per tanker that is over 3,000 gross tons (effective October 9, 2006), and $950 per gross ton or $800,000 per dry bulk vessel that is over 300 gross tons (effective immediately). These OPA liability limits do not apply if an incident was caused by a violation of certain construction or operating regulations or a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

We currently maintain, for the vessels in our fleet, pollution liability coverage insurance in the amount of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it could have a material adverse effect on our business and the results of operations.

The financial responsibility regulations issued under OPA require owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility in the amount of $1,500 per gross ton, which combines the OPA limitation on liability of $1,200 per gross ton and the CERCLA limit of $300 per gross ton. We expect that the U.S. Coast Guard will increase the amount of required evidence of financial responsibility to $2,200 per gross ton, to reflect the increase in liability limits under OPA as described above. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty and are required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

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The Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by providing a financial guaranty evidencing sufficient insurance.

OPA expressly permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. OPA also amended the Federal Water Pollution Control Act to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a ‘‘worst case’’ scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a ‘‘worst case discharge.’’ In addition, periodic training programs for shore and response personnel and for vessels and their crews are required. The U.S. Coast Guard has approved our vessel response plans.

OPA also requires that tankers over 5,000 gross tons calling at U.S. ports have double hulls if contracted after June 30, 1990 or delivered after January  1, 1994. Furthermore, under OPA, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. Although all of our oceangoing vessels are double hull, four of these vessels are subject to phase-out under OPA due to configuration requirements. Based on current OPA requirements, these four vessels will not be eligible to carry oil as cargo within the 200 nautical mile United States exclusive economic zone starting in 2014, except that these tankers may trade in U.S. waters until 2015 if their operations are limited to discharging their cargoes at the Louisiana Offshore Oil Port of off-loading by lightering within authorized lightering zones more than 60 miles offshore.

We believe we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

Environmental Regulation — Other Environmental Initiatives

In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted regulation that accelerates the IMO single hull tanker phase-out timetable. The European Union is also considering legislation that will affect the liability of owners for oil pollution. It is difficult to predict what legislation, if any may be promulgated by the European Union or any other country or authority.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention of Civil Liability for Oil Pollution Damage, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are, currently, approximately $6.6 million plus approximately $931 per gross registered ton above 5,000 gross tons with an approximate maximum of $132.5 million per vessel. As the CLC calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates as of July 14, 2006. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide

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evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In addition, the U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances to navigable waters without a permit, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and compliments the remedies available under the more recent OPA and CERCLA, discussed above. Currently, under U.S. Environmental Protection Agency, or EPA, regulations, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the blanket exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Under the court's ruling, owners and operators of vessels visiting U.S. ports would be required to comply with the CWA permitting program to be developed by the EPA or face penalties. Although the EPA may appeal this decision, if the court's order is ultimately upheld, we will incur certain costs to obtain CWA permits for our vessels. This could require the installation of equipment on our vessels to treat ballast water before it is discharged at substantial cost and/or otherwise restrict some or all of our vessels from entering waters of the United States that are subject to this ruling.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004 (the ‘‘BWM Convention’’). The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 member states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.

If the mid-ocean exchange of ballast water is made mandatory throughout the United States or at the international level, or if water treatment requirements are implemented, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the business.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or the ISPS Code. We are in compliance with the ISPS Code. Among the various requirements are:

on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

on-board installation of vessel security alert systems;

the development of vessel security plans; and

compliance with flag state security certification requirements.

Inspection by Classification Societies

Every oceangoing vessel must be ‘‘classed’’ by a classification society. The classification society certifies that the vessel is ‘‘in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and

Business

the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys.    For oceangoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant, and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys.    Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Special Surveys.    Special surveys, also known as class renewal surveys, are carried out every five years for the vessel’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a vessel owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. This process is also referred to as continuous class renewal. We have made arrangements with the classification societies for our vessels to be on a continuous survey cycle.

Currently our oceangoing vessels are scheduled for intermediate surveys and special surveys as follows:

Intermediate survey		Special survey
Year	No. of vessels	Year	No. of vessels
2006	0	2006	3
2007	3	2007	3
2008	3	2008	0
2009	7	2009	1
2010	0	2010	4
2011	0	2011	4

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most oceangoing vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ‘‘recommendation’’ which must be rectified by the vessel owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as ‘‘in class’’ by a classification society which is a member of the International Association of Classification Societies. All our oceangoing vessels are certified as being ‘‘in class.’’

Business

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

We believe that we maintain insurance coverage against various casualty and liability risks associated with our business that we consider to be adequate based on industry standards and the value of our fleet, including hull and machinery and war risk insurance, loss of hire insurance at certain times for certain vessels and protection and indemnity insurance against liabilities to employees and third parties for injury, damage or pollution and other customary insurance. While we believe that our present insurance coverage is adequate, we cannot guarantee that all risks will be insured, that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates or at all.

Hull and Machinery and War Risk Insurance

We maintain marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for our wholly-owned vessels. At times, we also obtain for part of our fleet increased value coverage and additional freight insurance during periods of improved market rates, where applicable. This increased value coverage and additional freight coverage entitles us, in the event of total loss of a vessel, to some recovery for amounts not otherwise recoverable under the hull and machinery policy. When we obtain these additional insurances, our vessels will each be covered for at least their fair market value, subject to applicable deductibles (and some may include limitations on partial loss). We cannot assure you, however, that we will obtain these additional coverages on the same or commercially reasonable terms, or at all, in the future.

Loss of Hire

We maintain loss of hire insurance at certain times for certain vessels. Loss of hire insurance covers lost earnings resulting from unforeseen incidents or breakdowns that are covered by the vessel’s hull and machinery insurance and result in loss of time to the vessel. Although loss of hire insurance will cover up to ninety days of lost earnings, we must bear the applicable deductibles which generally range between the first 14 to 30 days of lost earnings. We intend to renew these insurance policies or replace them with other similar coverage if rates comparable to those on our present policies remain available. There can be no assurance that we will be able to renew these policies at comparable rates or at all. Future rates will depend upon, among other things, our claims history and prevailing market rates.

Protection and Indemnity Insurance

Protection and indemnity insurance covers our legal liability for our shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, fines and other penalties imposed by customs or other authorities, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and claims arising from salvage and towing and other related costs, wreck removal and other risks. Coverage is limited for all of our vessels to approximately $4.25 billion with the exception of oil pollution liability, which is limited to $1.0 billion per vessel per incident.

This protection and indemnity insurance coverage is provided by protection and indemnity associations, or P&I Clubs, which are non-profit mutual assurance associations made up of members who must be either ship owners or ship managers. The members are both the insured parties and the providers of capital. The P&I Clubs in which our vessels are entered are currently members of the International Group of P&I Associations, or the International Group and are reinsured themselves and through the International Group in Lloyds of London and other first class reinsurance markets. We may be subject to calls based on each Club’s yearly results. Similarly, the same P&I Clubs provide freight demmurage and defense insurance which, subject to applicable deductibles, covers all legal expenses in case of disputes, arbitrations and other proceedings related to our oceangoing vessels.

Business

Legal Proceedings

Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the ‘‘Alianza Campana’’) in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension against the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs Tax Authorities to be valued at $4.56 million. The Secretary of the Brazilian Federal Revenue decided to cancel the penalty of confiscation of the Alianza Campana by means of a decision issued on August 14, 2006. However, the Secretary conditioned his decision on the compliance with the following requirements: (1) the classification of the Alianza Campana under the REPETRO regime and, if such classification is confirmed; (2) the payment, by Ultrapetrol S.A. of a penalty in the amount of one percent (1%) of the customs value of the Alanza Campana, or $45,600.

In order to comply with the above described requirements, our customer Petróleo Brasileiro S.A. (‘‘Petrobrás’’), presented, on September 15, 2006, a formal request to obtain from Brazilian Customs Tax Authorities the recognition of the classification of the Alianza Campana under the REPETRO regime. We believe that the customs authorities will recognize the classification of the Alianza Campana under the REPETRO regime. If such formal recognition is obtained and we subsequently pay the penalty mentioned above, the confiscation penalty will be automatically canceled and the administrative proceeding will be finalized with no further consequences to us.

On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the ‘‘Paraguayan Customs Authority’’). We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs authority contesting all of the allegations upon which the finding was based. After review of the entire case the Paraguayan Central Tax authorities who have jurisdiction over the matter have confirmed we have no liability with respect to two of the three matters at issue, while they held a dissenting view on the third issue for which our liability, if such interpretation was upheld in court, would be $409,189. Simultaneously with the above, the Paraguayan Customs Authority issued a resolution confirming the original determination made by the Customs Authorities at Ciudad del Este therefore committing the matter to a resolution by the Court. We have entered a plea with the respective court requesting a confirmation of the release of liability in the two issues where such view was upheld by the Tax authorities and contending the interpretation on the third where we claim to be equally non-liable. The legal representative of the Paraguayan Customs Authority has filed an acceptance of our claim, and the court is awaiting ratification by the Paraguayan Customs Authority, which if received would limit our potential liability to $409,189. We have been advised by UABL’s counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Properties

Ravenscroft is headquartered in our own 16,007 square foot building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America.

In addition we own a repair facility and drydock at Pueblo Esther, Argentina, and through 50% joint venture participations, two grain loading ports in Paraguay. We also own land large enough for the construction of two terminals in Argentina. We also rent offices in Argentina, Brazil, and Paraguay.

Exchange Controls

Under Bahamian law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

Management

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. George Wood has agreed to serve on our audit committee. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our executive officers and directors is H&J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

Name	Age	Position
Felipe Menendez R	52	Chief Executive Officer, President and Director
Ricardo Menendez R	57	Executive Vice President and Director; Chief Executive Officer of UP Offshore
Leonard J. Hoskinson	53	Chief Financial Officer, Secretary and Director
James F. Martin	51	Director
Katherine A. Downs	51	Director
Michael C. Hagan*	59	Director
George Wood*	60	Director
Alberto G. Deyros	51	Chief Accountant

*

Has agreed to serve on our board of directors upon consummation of the offering.

Biographical information with respect to each of our directors, executives and key personnel is set forth below.

Felipe Menendez R.    Mr. Menendez has been President, Chief Executive Officer and a Director of the Company since incorporation in December 1997, and is the brother of Ricardo Menendez. Mr. Menendez commenced his career in shipping in 1974. He is President, and has been a Director, of Ultrapetrol S.A. since its incorporation in 1992 as well as the President and CEO of UABL. Mr. Menendez is also a Director of SIPSA S.A., or SIPSA, a Chilean publicly traded company controlled by the Menendez family. Mr. Menendez has been, and continues to be, actively involved in other businesses associated with the Menendez family, as well as other companies affiliated with SIPSA.

Ricardo Menendez R.    Mr. Menendez is the Executive Vice President of the Company and CEO of UP Offshore and has been a Director of the Company since incorporation in December 1997, and is the brother of Felipe Menendez. Mr. Menendez began his career in the shipping industry in 1970 with Compania Chilena de Navegacion Interoceania S.A., and has continuously been involved in the management of the Menendez family’s shipping interests. He is the President of Oceanmarine, and has been the Executive Vice President and a Director of Ultrapetrol S.A. since it was formed in 1992. Mr. Menendez is also a Director of SIPSA, and remains involved in the management of other Menendez family businesses. Mr. Menendez has been a member of the board of The Standard Steamship Owners’ Protection & Indemnity Association (Bermuda) Limited (a member of the International Group of Protection & Indemnity Associations) since 1993 and is currently its President and Chairman. Mr. Menendez is also a Director of UABL.

Leonard J. Hoskinson.    Mr. Hoskinson is the Chief Financial Officer of the Company, was appointed Director of the Company in March 2000 and assumed the position of Secretary six months later. Mr. Hoskinson has been employed by the Company and its subsidiaries for over 16 years. Prior to that he had an international banking career specializing in ship finance spanning over 18 years and culminating as the Head of Shipping for Marine Midland Bank NA in New York (part of the HSBC banking group). He is also a Director of UABL.

James F. Martin.    Mr. Martin has been a Director since 2000. He is a Managing Director with Emerging Markets Partnership, or EMP, principal adviser to the Bermuda-based AIG-GE Capital Latin America Infrastructure Fund L.P., where he was recently named to head the Latin America Group, and where he had previously led a sector team focusing on transportation, environmental services, and oil and gas investments.

Management

Prior to joining EMP in 1997, Mr.  Martin was head of a team responsible for investments in water and environmental infrastructure at International Finance Corporation. Mr. Martin is also a Director of UABL and UP Offshore.

Katherine A. Downs.    Ms. Downs has been a Director since 2000. Ms. Downs is a Director with EMP, where she focuses on transportation, environmental services, and oil and gas investments. Prior to joining EMP in 1997, Ms. Downs was a Managing Vice President in the private placement group of the Prudential Insurance Company of America. Ms. Downs is also a Director of UABL and UP Offshore.

Michael C. Hagan.    Mr. Hagan has agreed to serve on our Board of Directors upon the consummation of this offering. He has served as Chief Executive Officer of American Commercial Lines (ACL) from 1991 to 2003, and has served as Executive Vice President from 1989 to 1991. ACL was at the time one of the largest inland river-oriented business engaged in barge transportation, marine terminal and marine equipment manufacturing businesses with peak sales of $850.0 million. Mr. Hagan started his career within ACL in American Commercial Barge Lines (ACBL), a subsidiary of ACL, where he was responsible for the sales and marketing of their inland barge operation. He then became Sales VP for CSX Transportation Railroad, with a sales volume of $2.5 billion per annum in bulk and manufactured products as well as liquid chemicals. Mr. Hagan holds a B.S. in Business Administration from Brescia University. Mr. Hagan is a member of the National Waterways Foundation Board of Directors and is a past Chairman of the American Waterways Operators.

George Wood.    Mr. Wood has agreed to serve on our Board of Directors upon the consummation of this offering. He is managing director of Chancery Export Finance LLC (Chancery), a firm licensed by the Export Import Bank of the United States of America (ExIm Bank). Chancery provides ExIm Bank guaranteed financing for purchase of U.S. manufactured capital goods by overseas buyers. Prior to his designation as managing director of Chancery, Mr. Wood worked as managing director of Baltimore based Bengur Bryan & Co. (Bengur Bryan) providing investment-banking services to transportation related companies in the global maritime, U.S. trucking, motor coach and rail industries. Before his employment with Bengur Bryan in 2000, Mr. Wood was employed for 27 years in various managerial positions at the First National Bank of Maryland which included managing the International Banking Group as well as the bank’s specialized lending divisions in leasing, rail, maritime and motor coach industries, encompassing a risk asset portfolio of $1.2 billion. Mr. Wood holds a B.S. in Economics and Finance from University of Pennsylvania and an MBA from the University of North Carolina and became a CPA in 1980. Mr. Wood presently serves as member of the Boards of Atlanta-based Infinity Rails Wawa Inc., and John S. Connor Inc. Mr. Wood recently served for two years on the Board of LASCO Shipping Co.

Alberto G. Deyros.    Mr. Deyros is the Chief Accountant of the Company and was appointed in April 2006. Mr. Deyros has been employed by the Company and its subsidiaries for more than eight years. Prior to that he specialized in ship administration management over a period of 20 years. Mr. Deyros is a Certified Public Accountant and a graduate of Universidad de Buenos Aires.

Compensation of Directors and Executive Officers

The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $1.3 million for the fiscal year ended December 31, 2005.

Board Practices

Upon the closing of this offering, we will establish an audit committee composed of at least one board member, that will be responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The members of the audit committee will be independent directors. The initial member of the audit committee will be Mr. Wood. Our corporate governance practices are in compliance with Bahamian law, and we expect to be exempt from many of the corporate governance provisions of the Nasdaq Marketplace Rules other than those related to the establishment of an audit committee.

Management

Corporate Governance Practices

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of The Bahamas. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices that we follow in lieu of Nasdaq's corporate governance rules are as follows:

Following the closing of this offering, we will not have a board of directors with a majority of independent directors, nor are we required to under Bahamian law. However, we will have two independent directors after this offering.

In lieu of holding regular meetings at which only independent directors are present, our entire board of directors, may hold regular meetings, as is consistent with Bahamian law.

In lieu of an audit committee comprising three independent directors, our audit committee will have at least one member, which is consistent with Bahamian law. The member of the audit committee currently meets the Nasdaq requirement of a financial expert. We cannot guarantee that at least one member of our audit committee will continue to meet this requirement.

In lieu of a nomination committee comprising independent directors, our board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our memorandum of association.

In lieu of a compensation committee comprising independent directors, our board of directors will be responsible for establishing the executive officers’ compensation and benefits. Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.

In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Bahamian law requirements, our memorandum of association provides that related party transactions must be approved by disinterested directors, and in certain circumstances, supported by a fairness opinion.

Pursuant to our articles of association, we are required to obtain shareholder approval in order to issue additional securities.

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Bahamian law. Consistent with Bahamian law and as provided in our articles of association, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our memorandum of association provides that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of the shareholders. Our memorandum of association also provides that shareholders may designate a proxy to act on their behalf (in writing or by telephonic or electronic means as approved by our board from time to time).

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Equity Incentive Plan

We have adopted an equity incentive plan, or the Plan, dated July 20, 2006, which will entitle our officers, key employees and directors to receive restricted stock units, stock appreciation rights and options to acquire common stock. Under the Plan, a total of 1,400,000 shares of common stock will be reserved for issuance. The Plan will be administered by our board of directors. Under the terms of the Plan, our board of directors would be able to grant new options exercisable at a price per share to be determined by our board of directors. Under

Management

the terms of the Plan, no options would be able to be exercised until at least one year after the date of grant. Any shares received on exercise of the options would not be able to be sold until one year after the date of the stock option grant. All options will expire ten years from the date of grant. The Plan will expire ten years from the closing of this offering.

Employment Agreements

Subject to the successful completion of this offering we have entered into employment contracts with our President and Chief Executive Officer, Felipe Menendez R., our Executive Vice President, Ricardo Menendez R., our Chief Financial Officer, Leonard J. Hoskinson, and our Chief Accountant, Mr. Alberto G. Deyros. Each of these employment agreements has an initial term of three years from the date of the closing of this offering and is subject to one year renewals at our written election. In addition, on July 20, 2006, we entered into separate consulting agreements that will become effective upon completion of this offering with companies controlled by our chief executive officer, executive vice president and chief financial officer for work they perform for us in various different jurisdictions. These consulting agreements obligate us to grant the companies an aggregate of 310,000 shares of restricted stock (for which we expect to incur charges over the three year period of the agreement equal in the aggregate to the number of shares granted multiplied by the price per share in this offering) and 348,750 shares issuable upon the exercise of options with an exercise price equal to the sale price in this offering to be granted on the closing of this offering pursuant to the Plan.

Principal and selling shareholders

The following table sets forth information regarding the selling shareholders, shareholders known to us to own more than five percent of our common stock and directors and executive officers as a group, as of the date of this prospectus, and after giving effect to this offering. The address of each of the shareholders set forth below is Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

	Prior to the Offering							After the Offering(1)
Name	Number of Shares Owned		Voting Percentage		Number of Shares Beneficially Owned		Percent of Class Beneficially Owned	Number of Shares Owned	Voting Percentage(2)	Number of Shares Beneficially Owned		Percent of Class Beneficially Owned
Solimar Holdings Ltd.(3)(4)	7,319,291		47.22%		7,465,675	(5)	47.71%	9,820,100	56.81%	9,966,484	(5)	35.41%
Inversiones Los Avellanos S.A.	3,646,538	(4)(6)	48.99	%(7)	8,180,709	(4)(6)(8)	52.78%	4,892,465	28.30%	4,892,465		17.47%
Hazels (Bahamas) Investments Inc.(4)(6)	586,905		3.79%		586,905		3.79%	787,435	4.56%	787,435		2.81%
Avemar Holdings (Bahamas) Limited(7)	3,947,266		0.00%		—		—%	—	—%	—		—%
All directors and executive officers as a group(6)	—		52.78%		8,180,709	(8)	52.78%	—	—%	—		—%

(1)

Excludes 348,750 shares of restricted stock that will be issued to separate companies that are affiliates of our Chief Executive Officer, Executive Vice President and Chief Financial Officer. If the underwriters exercise in full their over-allotment option, the selling shareholders will sell 1,875,000 shares of common stock, which sale is not reflected in the table above. Such shares would be sold by the selling shareholders as follows:

Solimar Holdings Ltd.	1,187,917
Hazels (Bahamas) Investments Inc.	687,083
Total	1,875,000

(2)

When we adopt our Fourth Amended and Restated Articles of Association, Solimar, Los Avellanos and Hazels will each be entitled to seven votes for each share of our common stock that they hold, and all other holders of our common stock will be entitled to one vote for each share of common stock held.

(3)

Solimar is a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund L.P., a Bermuda limited partnership.

(4)

Solimar, Los Avellanos and Hazels have entered into an agreement pursuant to which they have agreed to vote their respective shares together in all matters where a vote of our shareholders is required. See ‘‘Related party transactions.’’

(5)

Includes warrants held by Solimar which entitled it to purchase up to 19,920 shares of our common stock at an exercise price of $50.20 per share prior to the 7.34862 for one stock split that occurred on September 25, 2006 and 146,384 shares at an exercise price of $6.83 after such split.

(6)

Los Avellanos and Hazels are controlled by members of the Menendez family, including Felipe Menendez R., our President, Chief Executive Officer and a director, and Ricardo Menendez R., our Executive Vice President and a director. The sole shareholder of Los Avellanos is SIPSA S.A., and Hazels is a wholly-owned subsidiary of Los Avellanos.

(7)

The full voting power over the shares owned by Avemar has been granted to Los Avellanos by irrevocable proxy. Avemar is our wholly-owned subsidiary. This arrangement will terminate and the shares held by Avemar will be distributed to the shareholders prior to the closing date of this offering.

(8)

Includes 586,905 shares owned by Hazels, a wholly-owned subsidiary of Los Avellanos, and 3,947,266 shares owned by Avemar, our wholly-owned subsidiary, which has granted Los Avellanos a proxy to vote those shares.

Related party transactions

Our revenues derived from transactions with related parties for each of the years ended December 31, 2003, 2004 and 2005 amounted to approximately $12.2 million, $5.2 million and $2.0  million, respectively. As of December 31, 2004 and 2005, the balances of the accounts receivable from and payables to all related parties were approximately $5.7 million and $17.9  million, respectively.

Maritima SIPSA S.A.

A significant part of our revenue from related parties is derived from the chartering activity of Maritima SIPSA S.A. In May 2003, the Princess Marina was chartered by a Chilean national petroleum company under a time charter that required her to be flagged in Chile. Pursuant to Chilean Law, in order for her to be flagged in Chile, she needed to be owned by a legal entity controlled by Chilean citizens. Maritima SIPSA S.A. is controlled by Chilean citizens. We own 49% of Maritima SIPSA S.A., and the other shareholder of Maritima SIPSA S.A., SIPSA S.A., is a Chilean public company that is controlled by members of the Menendez family, which includes Felipe Menendez R., our President, Chief Executive Officer and Director, and Ricardo Menendez R., our Executive Vice President and Director. In order to effect the re-flagging of the vessel, we sold the Princess Marina to Maritima SIPSA S.A. for a purchase price of approximately $15.1  million, and partially financed the sale by lending Maritima SIPSA S.A. $7.4 million. Under the terms of our agreement, Maritima SIPSA S.A. pays us installments of the purchase price on a monthly basis that we record as charter revenue. For the year ended December  31, 2005, this charter revenue amounted to approximately $2.0 million, and for the year ended December 31,  2004, this charter revenue amounted to approximately $2.5  million. We are obligated to repurchase (and Maritima SIPSA S.A. is obligated to sell to us) the Princess Marina upon the expiry of the charter, which will occur in February 2007, or at a later date if the charter is further extended, at a purchase price not exceeding $7.7 million.

Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.)

We and our subsidiaries also contract with related parties for various services. Pursuant to an agency agreement with us, Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) has agreed to perform the duties of port agent for us in Argentina. Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) fees ranging from $800 to $1,875 per port call. For each of the years ended December 31, 2003, 2004 and 2005 the amounts paid and/or accrued for such services amounted to $0.1 million, $0.02 million, and $0.0 million respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

Certain of our directors and senior management hold similar positions with our related parties. Felipe Menendez R., who is our President, Chief Executive Officer and a director, is also a director of Maritima SIPSA S.A., and Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) Ricardo Menendez R., who is our Executive Vice President and one of our directors, is also the President of Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.), and is a director of Maritima SIPSA S.A. In light of their positions with such entities, these officers and directors may experience conflicts of interest in selecting between our interests and those of Maritima SIPSA S.A. and Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.).

Ravenscroft Acquisition

On March 20,  2006, we purchased all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. from two of our related companies, Crosstrade Maritime Inc., and Crosstrees Maritime Inc., for the purchase price of $11.5 million. The purchase price included a building in Coral Gables, Florida, U.S., independently valued at $4.5 million. Ravenscroft Shipping (Bahamas) Inc. is a holding company that is the ultimate parent of our vessel managers, Ravenscroft Ship Management Inc., which manages the vessels in our Ocean Business and Offshore Supply Business, and Elysian Ship Management Inc., which manages the vessels in our Passenger Business. We have the option to cause Crosstrade Maritime Inc. and Crosstrees Maritime Inc. to purchase from us all, but not less than all, of the Ravenscroft shares purchased for the original consideration at

Related party transactions

any time prior to the earlier of (1) the closing of this offering and (2) October 31, 2006. The purchase price of this acquisition was paid in the form of non-interest bearing promissory notes secured by a pledge of the shares of Ravenscroft and payable upon the earlier of (1) the closing of this offering and (2) October 31, 2006. In compliance with the requirements of our indenture related to the 9% First Preferred Ship Mortgage Notes due 2014, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

UP Offshore Acquisition

Separately, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore, the company through which we operate our Offshore Supply Business, from LAIF, an affiliate of Solimar, one of the selling shareholders, for a purchase price of $48.0 million on March 21, 2006. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore. We have the option to cause LAIF to purchase from us, all, but not less than all, of the UP Offshore shares purchased for the original consideration at any time prior to the earlier of (1) the closing of this offering and (2) October 31, 2006. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note secured by a pledge of the purchased shares of UP Offshore and payable upon the earlier of (1) the closing of this offering and (2) October 31, 2006. In compliance with the requirements of our indenture related to the 9% First Preferred Ship Mortgage Notes due 2014, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

UP River (Holdings) Ltd.

On May 3, 2006, we entered into an agreement with International Finance Corporation, or IFC, to purchase from IFC 7.14% of UP River (Holdings) Ltd., an entity that owns 50% of UABL, for the price of $6.1  million, plus accrued interest from May 15, 2006 to the closing of this offering. As part of this understanding, IFC has agreed to waive its option to convert its interest in UP River to shares in our company and its right to participate in this offering. This agreement is subject to the successful completion of this offering and our obligation under this agreement will be paid from the proceeds of this offering.

Shareholders Arrangements

On March  20, 2006, Los Avellanos and Avemar, two of our shareholders, subject to the successful completion of this offering, cancelled their agreement pursuant to which Avemar had previously granted Los Avellanos an irrevocable proxy to vote our shares owned by Avemar. The shareholders have further agreed to distribute the shares owned by Avemar immediately prior to closing of this offering. As a consequence, immediately prior to this offering Solimar will own 63.36% of our shares and the remaining 36.64% will be directly and indirectly owned by Los Avellanos.

Share Repurchase

On March 20, 2006, we exercised our option to repurchase from Los Avellanos 25,212 shares of our common stock for a total consideration of $894,999, and the $894,999 note originally issued by Los Avellanos in connection with the option was cancelled.

Solimar Holdings Ltd. Warrants

Under the terms of the warrant agreement dated March 16, 2000, our shareholder Solimar owns warrants to purchase, prior to the 7.36842 for one stock split that occurred on September 25, 2006, up to 19,920 shares of our common stock at an exercise price of $50.20, and after such stock split, up to 146,384 shares of our common stock at an exercise price of $6.83 per share. These warrants may be exercised at any time up to and including March 1,  2010.

Registration Rights Agreement

We have entered into a registration rights agreement (that will become effective upon the completion of this offering) with Los Avellanos, Hazels and Solimar, our existing shareholders, pursuant to which we will grant them and certain of their transferees, the right, under certain circumstances and subject to certain restrictions,

Related party transactions

including restrictions included in the lock-up agreements to which Los Avellanos, Hazels and Solimar are party, to require us to register under the Securities Act shares of our common stock held by Los Avellanos, Hazels or Solimar. Under the registration rights agreement, Los Avellanos, Hazels and Solimar have the right to request that we register the sale of shares held by them on their behalf and may require that we make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. We are required to pay all registration expenses in connection with the demand registrations under the registration rights agreement except that the underwriters' expenses reimbursement will be limited to one counsel. In addition, Los Avellanos, Hazels and Solimar have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us, for which we must pay all expenses.

Shareholders Agreement

Solimar, Los Avellanos and Hazels are party to a second amended and restated shareholders agreement, dated September 21, 2006, that will become effective upon the completion of this offering that contains, among other things, provisions relating to director designation rights, restrictions of transfers of stock held by them and an agreement to vote their shares together on certain matters.

Employment Agreements

We have entered into employment contracts with our President and Chief Executive Officer, Felipe Menendez R., our Executive Vice President, Ricardo Menendez R., our Chief Financial Officer, Leonard J. Hoskinson, and our Chief Accountant, Mr. Alberto G. Deyros. Each of these employment agreements has an initial term of three years from the date of the closing of this offering and is subject to one year renewals at our written election. In addition, on July 20, 2006, we entered into separate consulting agreements that will become effective upon completion of this offering with companies controlled by our chief executive officer, executive vice president and chief financial officer for work they performed for us in various different jurisdictions. These consulting agreements obligate us to grant these companies an aggregate of 310,000 shares of restricted stock (for which we expect to incur charges over the three year period of the agreement equal in the aggregate to the number of shares granted multiplied by the price per share in this offering related to these grants) and 348,750 shares issuable upon the exercise of options with an exercise price equal to the sale price of this offering to be granted on the closing of this offering pursuant to our equity incentive plan.

Shares eligible for future sale

Upon completion of this offering, we will have 28,000,000 shares of common stock outstanding (not including 310,000 restricted shares and options to purchase an additional 348,750 shares, both to be granted pursuant to our equity incentive plan on the closing of this offering). Of these shares, only the 12,500,000 shares sold in this offering, or 14,375,000 shares if the underwriters’ over-allotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares purchased by one of our ‘‘affiliates,’’ which would then be subject to the resale limitations of Rule 144 under the Securities Act. Immediately after consummation of this offering, and assuming that the underwriters do not exercise their over-allotment option, our existing shareholders will own 15,500,000 shares, or 13,625,000 shares if the underwriters' over allotment option is exercised in full, of common stock (not including 146,384 shares issuable upon exercise of warrants held by Solimar) which were acquired in private transactions not involving a public offering and are therefore treated as ‘‘restricted securities’’ for purposes of Rule 144. The restricted securities held by the selling shareholders will be subject to the underwriters’ 180-day lock-up agreement as described below. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who owns shares that were acquired from the issuer or an affiliate at least one year ago, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, which would be approximately 280,000 shares immediately after this offering, and (ii) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice, volume limitations and availability of current public information about us. A person or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an ‘‘affiliate’’ of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

Our selling shareholders, officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of each of UBS Securities LLC and Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the ‘‘lock-up’’ period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘‘lock-up’’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘‘lock-up’’ period, then in either case the expiration of the ‘‘lock-up’’ will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless UBS Securities LLC and Bear, Stearns & Co. Inc. waive, in writing, such an extension.

We have entered into a registration rights agreement with our existing shareholders of record pursuant to which we granted them and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which Los Avellanos, Hazels and Solimar are party, to require us to register under the Securities Act shares of our common stock held by them. Also, under the registration rights agreement, Solimar will have certain rights to sell its shares exclusively during

Shares eligible for future sale

the three-year period following the first registration that meets certain specified criteria thereunder, subject to the right of Los Avellanos and Hazels to sell a stated amount of shares. Shares of common stock, when registered under any registration statement, will be available for sale in the open market unless restrictions apply. See ‘‘Related party transactions — Registration Rights Agreement.’’ In addition, all of these shares would be available for sale into the public market after one year pursuant to Rule 144, Regulation S and other exemptions under the Securities Act, as described above.

As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144
180 days(1)	15,500,000	Shareholder lock-ups released; shares eligible for sale (as described above)

(1)

Assuming the lock-up period is not extended in accordance with its terms or waived by the underwriters.

Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

Description of capital stock

Authorized Capitalization

Under our Memorandum of Association, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 15,500,000 shares were issued and outstanding as of the date of this prospectus. Upon completion of this offering, we will have outstanding 28,000,000 shares of common stock. All shares of our common stock are in registered form.

Common Stock

As of the date of this prospectus, we have 15,500,000 shares of common stock issued and outstanding. Upon consummation of this offering, we will have 28,000,000 shares of common stock outstanding (not including 310,000 restricted shares and options to purchase an additional 348,750 shares, both to be granted pursuant to our equity incentive plan on the closing of this offering). Our selling shareholders are each entitled to seven votes for each share of our common stock that they hold and all others holders of our common stock are entitled to one vote for each share of common stock that they hold. Holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. In addition, Solimar, Los Avellanos and Hazels are party to a shareholders agreement that will become effective upon completion of this offering and that contains provisions affecting certain of the matters described below. See ‘‘Related party transactions — Shareholders' Agreement.’’

Other Matters

Purpose

Our purpose is to engage in any act or activity that is not prohibited under any law for the time being in force in The Bahamas. Other than certain matters that are required by the International Business Companies Act, 2000, or the IBCA, to be approved or authorized by shareholders, our corporate powers will be exercised by our board of directors and our business and corporate affairs will be managed by our executive officers. Our memorandum and articles of association do not impose any limitations on the ownership rights of our shareholders.

Shareholder Meetings

Under our articles of association, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of The Bahamas. Special meetings may be called by the board of directors, or by the Chairman of the Board, by the President or by the holders of majority of the votes of the shares entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Directors

Our directors are elected annually by holders of a majority of the votes of the shares entitled to vote in the election. Cumulative voting may not be used to elect directors or for any other purpose.

Our board of directors consists of seven members. The board of directors may change the number of directors by a vote of not less than 50% of the votes of the shares issued and outstanding and entitled to vote. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Vacancies are filled by action of the board of directors. The board of directors determines the compensation of our directors. We may also reimburse our directors for all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

There is no limitation on the powers of our board of directors to incur indebtedness on our behalf. There is no requirement in our articles of association or the IBCA that directors hold any shares of our common stock or that our directors must retire at a certain age.

Description of capital stock

Approval of Mergers, Asset Sales and Certain Other Transactions

The IBCA contains certain provisions that address the subject of mergers and asset sales. Our articles of association, however, address the subject in greater detail and also address the subject of transactions between us and our controlling shareholders. Our articles provide that in:

any merger or consolidation involving us on the one hand and Los Avellanos, Hazels or Solimar (to the extent that the parties to the merger or consolidation are shareholders at the time of the merger or consolidation), any of their affiliates or any member of our management or board of directors or their respective affiliates (each an ‘‘Interested Party’’) on the other hand;

any sale, lease or other direct or indirect disposition of all or substantially all of our and our subsidiaries' assets in a transaction or series of related transactions to one or more Interested Parties;

any merger or consolidation or sale, lease or other direct or indirect disposition of all or substantially all of our and our subsidiaries' assets in a transaction or series of related transactions that would result in the receipt of different types or amounts of consideration per share by one or more Interested Parties on the one hand, and any other of our shareholders, on the other hand; and

any business transaction between us or our subsidiaries on the one hand and one or more Interested Parties on the other hand, involving a value in excess of $2.0 million;

it shall be a condition to the consummation of such transaction that (1) we shall have obtained, at our own expense, a fairness opinion confirming that the proposed transaction is fair from a financial standpoint for us and for those shareholders which are not Interested Parties and (2) that such transaction be approved by a majority of our disinterested directors. This fairness opinion is to be rendered by an internationally recognized investment banking, auditing or consulting firm (or, if the proposed transaction involves the sale or purchase of vessels or other floating assets, by an internationally recognized shipbroker) selected by our disinterested directors and engaged to the holders of our common stock. To qualify as a disinterested director for purposes of these provisions, the director must not have a personal interest in the transaction at hand and must not otherwise have a relationship that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Further, to the extent any such transaction is required to be approved by our shareholders, it must be approved by a majority vote of those of our shareholders that are not Interested Parties with an interest in the transaction.

Our articles further provide that the foregoing requirements do not apply to:

any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options, stock ownership and other employee benefit plans approved by our board of directors;

the grant of stock options or similar rights to our employees and directors pursuant to plans approved by our board of directors;

loans or advances to our employees in the ordinary course of business in accordance with our past practices that are not otherwise prohibited by the Sarbanes-Oxley Act of 2002, Section 13(k) of the Securities Exchange Act of 1934 or other applicable law, but in any event not to exceed $500,000 in the aggregate outstanding at any one time; and

the payment of reasonable fees to our directors who are not our employees.

Dividends

Declaration and payment of any dividend is subject to the discretion of our board of directors. Bahamian law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

Dissenters’ Rights of Appraisal and Payment

Under Sections 80 to 83 of the IBCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. The dissenting shareholder must follow the procedures set

Description of capital stock

forth in Section 83 of the IBCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the procedures under Section 83 of the IBCA involve, among other things, the designation of appraisers who will fix the fair value of the shares owned by such dissenting shareholder.

Shareholders’ Derivative Actions

Under English common law (which is applicable in The Bahamas for these purposes), any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided, inter alia, that the shareholder bringing the action is a holder of our common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates and that the action falls within the scope of the certain limited circumstances in which a shareholder may bring such an action, for example, where a majority of shareholders has confirmed: (i) an act which is ultra vires to the company or otherwise illegal; (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company; (iii) an irregularity in the passing of a resolution which requires a qualified majority; or (iv) an act which infringes the personal rights of an individual shareholder.

Limitations on Liability and Indemnification of Officers and Directors

The IBCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties.

Our articles of association provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance policies providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Provisions of our Charter Documents

Several provisions of our memorandum of association and articles of association may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Special Voting Rights

Super Voting Rights.    Three of our existing shareholders, Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc., are expressly entitled to seven votes per share on all shares held directly by them, and all other holders of shares of our common stock are entitled to one vote per share. These special voting rights of the selling shareholders are transferable to each other but are not transferable to our other shareholders and apply only to shares held by them on the date of this offering and not to any shares they subsequently purchase or repurchase.

Election and Removal of Directors.    Our articles of association prohibit cumulative voting in the election of directors and require parties other than the board of directors to give advance written notice of nominations for the election of directors. Generally, to be timely, a shareholder’s notice must be received at our principal

Description of capital stock

executive offices not less than 30 days nor more than 60 days prior to the anniversary date of the immediately preceding annual meeting. Our articles of association also specify requirements as to the form and content of a shareholder’s notice. These provisions may discourage, delay or prevent the removal of incumbent directors.

Limited Actions by Shareholders.    Our articles of association provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders. Our articles of association provide that only our board of directors, or our Chairman of the Board, or our President or holders of majority of the votes of the shares entitled to vote may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Tag-Along Right

Under our articles of association, if a third party makes a bona fide written offer to one or more of our existing shareholders to purchase shares of our common stock in a private transaction and, after giving effect to the sale, the purchaser would become the beneficial owner of shares of our common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors, then the purchaser will be required to make a public offer to all of our shareholders to purchase 100% of our issued and outstanding shares at the same purchase price, and would be prohibited from purchasing shares from the existing shareholder who received that written offer until the tender offer period has closed. The tender offer must remain open for at least 20 business days.

Registrar and Transfer Agent

The registrar and transfer agent for our common stock is Computershare Trust Company, Inc.

Listing

Our common stock has been approved for listing, subject to notice of issuance, on the Nasdaq Global Market under the symbol ‘‘ULTR’’.

Description of credit facilities and other indebtedness

9% First Preferred Ship Mortgage Notes due 2014

On November  24, 2004, we completed an offering of $180.0 million of 9% First Preferred Ship Mortgage Notes due 2014, or the Notes, through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S, or the Note Offering. The net proceeds of the Note Offering were used to repay our 10.5% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes, certain other existing credit facilities and to fund an escrow account.

Interest on the Notes is payable semi-annually on May 24 and November 24 of each year. The Notes are senior obligations guaranteed by some of our subsidiaries directly involved in our Ocean, River and Passenger Businesses. The Notes are secured by first preferred ship mortgages on 19 vessels, two oceangoing barges and 202 river barges.

The Notes are subject to certain covenants, including, among other things, limiting our and our subsidiaries’ ability to incur additional indebtedness or issue preferred stock, pay dividends to shareholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on our consolidating with or merging into any other person.

Upon the occurrence of a change of control event, each holder of the Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. After the completion of this offering, a change of control means:

if any person beneficially owns more than 35% of our voting stock and Solimar, Los Avellanos, SIPSA S.A. and their affiliates, the Permitted Holders, together beneficially own a lesser percentage and do not control the election of the majority of the board of directors of the Company, or during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or

our merger or consolidation with or into another Person or the merger of another Person with or into us, or the sale of all or substantially all of our assets (determined on a consolidated basis) to another Person other than (A) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holders or (B) a transaction following which (1) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our common stock eligible to vote on matters requiring a shareholder vote immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the common stock eligible to vote on matters requiring a shareholder vote of the surviving Person in such merger or consolidation transaction immediately after such transaction and (2) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a subsidiary of the transferor of such assets.

In the first quarter of 2005, pursuant to a registration rights agreement, we completed a registered exchange offer in which we exchanged registered Notes for the Notes that were originally issued in order to allow the Notes to be eligible for trading in the public markets.

Loan Agreements with IFC and KfW entered into by UABL Barges (Panama)

On December  17, 2002, UABL Barges, a subsidiary in our River Business, entered into a loan agreement with International Finance Corporation, or IFC in an aggregate principal amount of $20.0  million.

Description of credit facilities and other indebtedness

This loan is divided into two tranches:

Tranche A, in the amount of $15.0 million, is payable in 14 semiannual installments of $1.07 million each, beginning on June 15, 2005 and ending on December 15, 2011, and accrues interest at LIBOR plus 3.75% per annum; and

Tranche B, in the amount of $5.0 million, is payable in 10 semiannual installments of $500,000 each, beginning on June 15, 2005 and ending on December 15, 2009, and accrues interest at LIBOR plus 3.50% per annum.

The aggregate outstanding principal balance of the loan was $15.3 million at June 30,  2006.

In addition, on February 27, 2003, UABL Barges, entered into a loan agreement with KfW in an aggregate principal amount of $10.0 million.

This loan is payable in 10 semiannual installments of $1.0 million each, beginning on June 15, 2005 and ending on December 15,  2009, and accrues interest at LIBOR plus 3.50% per annum.

The aggregate outstanding principal balance of the loan was $7.0 million at June 30, 2006.

Each of the IFC loan and the KfW loan is guaranteed by UABL Limited, the parent of UABL Barges. Each loan is also secured by mortgages on existing and future barges and pushboats belonging to the subsidiaries of UABL Limited and by a stock pledge of 100% of the stock of UABL Barges. Each loan requires that at all times, the vessels pledged as security have a fair market value of at least 175% of the then outstanding loan amount. The obligations under these loans are secured by 221 barges and two pushboats.

Each loan also contains certain restrictive covenants applicable to UABL Barges, including, among other customary covenants and restrictions: a minimum debt service coverage ratio not lower than 1.00; a limitation on the incurrence of additional debt; a limitation on making expenditures for assets; a prohibition on paying dividends or other distributions or repurchasing, redeeming or otherwise acquiring its stock without the consent of IFC or KfW, as applicable; a limitation on transactions with affiliates; a limitation on selling, leasing, transferring, pledging or disposing of its assets and a prohibition to enter into any derivative transaction other than any for which IFC is the transaction counter party. Each loan also contains customary events of default. If an event of default occurs and is continuing, IFC or KfW, as applicable, may require that the entire amount of the applicable loan be immediately repaid in full.

In addition, as guarantor of the loans, UABL Limited is subject to certain restrictive covenants, including, among other customary covenants and restrictions: a minimum consolidated debt service coverage ratio of 1.25 until June 15, 2005, and 1.5 thereafter; a maximum consolidated debt to equity ratio of 1.0; a limitation on its or its subsidiaries incurrence of indebtedness; a limitation on it or its subsidiaries making expenditures for assets; a prohibition on its payment of dividends or other distributions, or the purchase, redemption or other acquisition of its shares of stock, unless the proposed distribution or payment is out of retained earnings; a limitation on its and its subsidiaries ability to enter into transactions with affiliates; and a limitation on its or its subsidiaries selling, transferring, pledging or disposing of their respective assets. Each loan also contains a limitation on changes of control, including the sale or pledge by us of the stock we hold in the parent entities of UABL Limited.

Neither UABL Barges nor UABL Limited, nor any subsidiaries of UABL Limited, is a subsidiary guarantor of the Notes. With IFC’s and KfW’s consent, approximately $16.0 million of barges owned by certain subsidiaries of UABL Limited valued at approximately $16.0  million have been pledged as collateral to secure the Notes.

During January 2006, UABL Paraguay S.A., a subsidiary in our River Business, rolled over its fuel supply contract, that could be considered as a ‘‘take or pay’’ contract, for another year. UABL Limited, also a subsidiary in our River Business, and the parent company of UABL Paraguay S.A., guaranteed the compliance with this contract and UABL S.A., another subsidiary in our River Business, mortgaged its pushboat San Jose V as security for this contract. As a result, UABL Limited was not in compliance with certain provisions of the guarantee agreement issued by UABL Limited in favor of IFC and KfW, the IFC Guarantee Agreement and the

Description of credit facilities and other indebtedness

KfW Guarantee Agreement, respectively. On February 28, 2005 (for the years 2005 and 2006), IFC waived the relevant sections of the IFC Guarantee Agreement. On February 12, 2004, KfW signed a waiver to sections of the KfW Guarantee Agreement for a period of three years.

On December 19, 2005, IFC agreed to waive the section of the IFC Guarantee Agreement, which requires that UABL Limited maintain a guarantor debt service coverage ratio, calculated on a consolidated basis, of not less than 1.5 provided that:

(a)

From June 15, 2005 until the date of the second disbursement under the UABL Paraguay loan agreement UABL Limited must maintain a guarantor debt service coverage ratio, calculated on a consolidated bases, of not less than 1.35; and

(b)

From after the date of the second disbursement under the UABL Paraguay loan agreement UABL Limited must maintain a guarantor debt service coverage ratio, calculated on a consolidated basis, of not less than 1.5.

At June  30, 2006, UABL Limited’s consolidated debt service coverage ratio, for the purpose of the calculation above, was 1.70.

On January 24, 2006, KfW waived UABL’s compliance with certain provision of the KfW Guarantee Agreement, to permit UABL Limited to maintain a guarantor debt service coverage ratio, of 1.25, up to and including March 31,  2006, and not less than 1.5 thereafter. On September 1,  2005 and September 11, 2005, IFC and KfW, respectively, each granted a waiver to UABL Limited and its subsidiaries to allow the companies to enter into derivative transactions with parties other than IFC in order to hedge against fluctuations in fuel cost not exceeding, individually or in the aggregate, the equivalent of one year of fuel consumption.

Loan Agreement with IFC entered into by UABL Paraguay

On March 27, 2003, UABL Paraguay, a subsidiary in our River Business, entered into a loan agreement with IFC in an aggregate principal amount of $10.0  million.

This loan is divided into two tranches:

Tranche A, in the amount of $5 .0 million payable in eight semiannual installments of $625,000 each, beginning on June 15, 2006 and ending on December 15, 2009, which accrues interest at LIBOR plus 5% per annum; and

Tranche B, in the amount of $5 .0 million payable in eight semiannual installments of $625,000 each, beginning on June 15, 2006 and ending on December 15, 2009, which accrues interest at LIBOR plus 5% per annum.

Under this loan agreement, UABL Paraguay is required to maintain a debt service coverage ratio of not less than 1.0 and a debt to equity ratio of not greater than 1.5 at all times.

On December 28, 2005, UABL Paraguay received the first disbursement and the aggregate outstanding principal balance of the loan was $3.0 million. The loan proceeds are to be used for (a) the acquisition and refurbishing of barges and (b) the enlargement of existing barges to be used by UABL Paraguay and its related companies and (c) the construction of new barges.

We must pay a fee of 0.50% per annum on the unused portion of the loan on a semiannual basis.

This loan is guaranteed by UABL Limited, the parent company of UABL Paraguay, UABL S.A., Sernova S.A., UABL International S.A., and all of the related companies of UABL Paraguay, and secured by a second ranking mortgage on existing barges and tugboats belonging to UABL Limited and its subsidiaries. UABL Paraguay’s obligations under the loan are secured by 199 barges.

The terms of the guarantee by UABL Limited are similar to the terms of the IFC Guarantee Agreement.

The aggregate outstanding principal balance of the loan was $2.6 million at June 30, 2006.

Loan with DVB Bank America NV (DVB NV) of up to $30.0 million:

On April 27, 2005 UP Offshore (Panama) S.A. (a wholly owned subsidiary of UP Offshore) entered into a $30.0 million loan agreement with DVB NV for the purpose of providing post delivery financing of two PSVs named UP Esmeralda and UP Safira, which were delivered in May and June 2005, and repaying existing financing and shareholder loans.

Description of credit facilities and other indebtedness

This loan is divided into two tranches:

Tranche A, amounting to $26.0 million, shall be repaid by (i) 40 consecutive quarterly installments of $450,000 each beginning in September 2005 and (ii) a balloon repayment of $8.0 million together with the 40 installment and accrues interest at LIBOR rate plus 1.625% per annum if the Holding Company Guaranty has been issued or 1.875% per annum if the Holding Company Guaranty has not been issued, and

Tranche B, amounting to $4.0 million, shall be repaid by 12 consecutive quarterly installments of $333,000 each beginning in September 2005 and accrues interest at LIBOR rate plus 2% per annum if the Holding Company Guaranty has been issued or 2.25% per annum if the Holding Company Guaranty has not been issued.

At June 30, 2006, the Holding Company Guaranty has not been issued.

The loan is secured by a mortgage on the UP Safira and UP Esmeralda and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB NV may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until June 2008 that the PSVs pledged as security have an aggregate market value of at least 85% of the value of the loan amount and at all times thereafter an aggregate market value of at least 75% of the value of the loan.

The aggregate outstanding principal balance of the loan was $26.9 million at June 30, 2006.

Loan with DVB Bank AG (DVB AG) of up to $15.0 million

On January 17, 2006, UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary of UP Offshore) as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore as Holding Company entered into a $15.0 million loan agreement with DVB AG for the purposes of providing post delivery financing of one PSV named UP Agua Marinha delivered in February 2006.

This loan is divided into two tranches:

Tranche A, amounting to $13.0 million, shall be repaid by (i) 120 consecutive monthly installments of $75,000 each beginning in March 2006 and (ii) a balloon repayment of $4.0 million together with the 120 installments which accrue interest at LIBOR rate plus 2.25% per annum for so long as the UP Agua Marinha is registered under Brazilian flag or 1.875% per annum for so long as PSV is registered under an approved flag other than Brazilian flag, and

Tranche B, amounting to $2.0 million, shall be repaid by 35 consecutive installments of $56,000 each beginning in March 2006 which accrues interest at LIBOR rate plus 2.875% per annum for so long as the PSV is registered under Brazilian flag or 1.875% per annum for so long as PSV is registered under an approved flag other than Brazilian flag.

The loan is secured by a mortgage on the UP Agua Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the UP Agua Marinha pledged as security has an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

The aggregate outstanding principal balance of the loan was $14.5 million at June 30, 2006.

Bahamian company considerations

Our corporate affairs are governed by our Memorandum and Articles of Association and by the International Business Companies Act, 2000, or the IBCA. There have been few, if any, court cases interpreting the IBCA in the Commonwealth of The Bahamas and we cannot predict whether Bahamian courts would reach the same conclusions as U.S. courts. Accordingly, you may have more difficulty protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the IBCA and the Delaware General Corporation Law relating to shareholders’ rights.

The Bahamas	Delaware
Shareholder Meetings
Subject to any limitations in the Memorandum or
Articles of Association or in any unanimous
shareholder agreement, may be held at such time,
manner or place as determined by the board of
directors or upon the written request of
shareholders holding more than 50 percent of the
votes of the outstanding voting shares (or any
lesser percentage contained in the Memorandum
or Articles of Association or any unanimous
shareholder agreement).	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
May be held within or outside of The Bahamas.	May be held within or without Delaware.
Notice:	Notice:
Whenever shareholders are required to take action at a meeting, the directors shall give written notice stating the place, date and hour of the meeting.	Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Subject to any requirement in the
Memorandum or Articles of Association or
in any unanimous shareholder agreement to
give longer notice, written notice of any
meeting shall be given not less than seven
days before the meeting.
Shareholder's Voting Rights
Subject to any limitations in the Memorandum or
Articles of Association, any action required to be
taken by a meeting of shareholders may be taken
without a meeting if there is written consent
signed by shareholders holding a majority of
votes.	Stockholders may act by written consent to elect directors.
Any person authorized to vote may authorize another person to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.
The quorum is that fixed by the Memorandum or Articles of Association; but where no quorum is so fixed, a meeting is properly constituted if at the commencement of the meeting there are present in person or by proxy shareholders representing more than one-half of the shares of each class or series thereof.	For stock companies, the certificate of incorporation or bylaws may specify the number to constitute a quorum. In the absence of this, one-third of the members shall constitute a quorum.

Bahamian company considerations

The Bahamas	Delaware
The IBCA does not provide for cumulative voting, however the Articles of Association may provide for cumulative voting.	The certificate of incorporation may provide for cumulative voting.
Directors
Board must consist of at least one member.	Board must consist of at least one member.
Number of members can be changed by an amendment to the Articles of Association, subject to any limitations in the Memorandum or Articles of Association.	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.
Dissenter’s Rights of Appraisal
Shareholders have a right to dissent from (i) a merger, (ii) a consolidation, (iii) any sale transfer, lease, exchange or other disposition of more than fifty percent (50%), by value, of the assets of the company, if not made in the usual manner or regular course of business, (iv) a redemption of a shareholder’s minority shares by the company, and (v) an arrangement, if permitted by the court, and to receive payment of the fair value of their shares.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.
Shareholder’s Derivative Actions
An action may be brought by an individual shareholder, registered in the share register of the company as a holder of its shares, on behalf of himself and other shareholders to exercise a right of action vested in or derived from the company for the protection of the company of which he is a member.	In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.
A shareholder may bring a derivative action in the following limited circumstances: where the majority of shareholders has confirmed: (i) an act which is ultra vires the company or illegal; (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company; (iii) an irregularity in the passing of a resolution which requires a qualified majority; and (iv) an act which infringes the personal rights of an individual shareholder.
A shareholder/plaintiff in a derivative action shall establish a prima facie case that the company is entitled to the relief claimed and that the action falls within the scope of the aforementioned limited circumstances in which a shareholder may bring such an action.

Tax considerations

The following is a discussion of the material Bahamian and United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Bahamian tax considerations

In the opinion of Higgs & Johnson, the following are the material Bahamian tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Commonwealth of The Bahamas. Under current Bahamian law, we are not subject to tax on income or capital gains, and no Bahamian withholding tax will be imposed upon payments of dividends by us to our shareholders for a period of twenty years from our date of incorporation.

United States federal income tax considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under Section 883 of the Code in August of 2003, which became effective on January 1, 2005, for calendar year taxpayers such as ourselves and our subsidiaries. The discussion below is based, in part, on the description of our business as described in ‘‘Business’’ above and assumes that we conduct our business as described in that section. References in the following discussion to ‘‘we’’ and ‘‘us’’ are to Ultrapetrol (Bahamas) Limited and its subsidiaries on a combined basis.

United States federal income taxation of our company

Taxation of Operating Income: in General

We anticipate that the Company will earn substantially all its income from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as ‘‘shipping income.’’

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, we will be subject to United States federal income tax on our shipping income that is treated as derived from sources within the United States, to which we refer as ‘‘United States source shipping income.’’ For these purposes, United States source shipping income includes 50% of our shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Tax considerations

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below. We do not anticipate that our subsidiaries will derive any U.S.-source shipping income for the calendar year 2006.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the final Treasury Regulations promulgated thereunder, or the final regulations, which became effective on January  1, 2005, for calendar taxpayer such as ourselves, a foreign corporation will be exempt from United States federal income taxation on its U.S.-source shipping income if:

(1)

it is organized in a qualified foreign country which, as defined, is one that grants an ‘‘equivalent exemption’’ to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and to which we refer to as the ‘‘Country of Organization Test’’; and

(2)

either

 (A)

more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders which as defined includes individuals who are ‘‘residents’’ of a qualified foreign country which we refer to as the ‘‘50% Ownership Test,’’ or

 (B)

its stock, or that of its 100% parent, is ‘‘primarily and regularly traded on an established securities market’’ in a qualified foreign country or in the United States, which we refer to as the ‘‘Publicly-Traded Test.’’

The Commonwealth of The Bahamas and Panama, the jurisdictions where we and our vessel-owning subsidiaries are incorporated, each have been officially recognized by the United States Internal Revenue Service, or IRS, as a qualified foreign country that grants the requisite equivalent exemption from tax in respect of each category of shipping income we and our subsidiaries earn and currently expect to earn in the future. Therefore, we and each of our subsidiaries will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. After this offering, we do not expect to be able to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability and that of our subsidiaries to qualify for exemption under Section 883 is solely dependent upon satisfaction of the Publicly-Traded Test as discussed below.

The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be ‘‘primarily traded’’ on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Upon completion of our offering, our common stock, which will be the sole class of our issued and outstanding stock, will be ‘‘primarily traded’’ on The Nasdaq Global Market.

Under the final regulations, our common stock will be considered to be ‘‘regularly traded’’ on an established securities market if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, will be listed on the market, which we refer to as the listing threshold. Since our common stock is listed on The Nasdaq Global Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the final regulations provide that the trading frequency and trading volume lists will be deemed satisfied if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Tax considerations

Notwithstanding the foregoing, the final regulations provide, in pertinent part, that a class of stock will not be considered to be ‘‘regularly traded’’ on an established securities market for any taxable year in which 50% or more of the issued and outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, which we refer to as the ‘‘5 Percent Override Rule.’’

For purposes of being able to determine the persons who own 5% or more of our stock, or the 5% Shareholders, the final regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the ‘‘SEC,’’ as having a 5% or more beneficial interest in our common stock. The final regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

After the offering, we anticipate that our 5% Shareholders will own a majority of our common stock. Therefore, we anticipate that we will be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified 5% shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified 5% shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders.

We believe that immediately following the offering, we will be able to establish that there are sufficient qualified 5% shareholders among our 5% Shareholders in order to qualify for the benefits of Section 883. However, there can be no assurance that we will be able to continue to satisfy the substantiation requirements in the future.

To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be ‘‘effectively connected’’ with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be ‘‘effectively connected’’ with the conduct of a U.S. trade or business, as described below, any such ‘‘effectively connected’’ U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% ‘‘branch profits’’ taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S. source shipping income would be considered ‘‘effectively connected’’ with the conduct of a U.S. trade or business only if:

we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be ‘‘effectively connected’’ with the conduct of a U.S. trade or business.

Tax considerations

United States Taxation of Gain on Sale of Vessels

If we and our subsidiaries qualify for exemption under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. In the absence of the benefits of exemption under Section 883, we and our subsidiaries will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is anticipated that any sale of a vessel by us will be considered to occur outside of the United States.

United States federal income taxation of U.S. holders

As used herein, the term ‘‘U.S. Holder’’ means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or ‘‘qualified dividend income’’ as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as ‘‘passive income’’ (or ‘‘passive category income’’ for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, ‘‘financial services income,’’ (which will be treated as ‘‘general category income’’ for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a ‘‘U.S. Individual Holder’’) should be treated as ‘‘qualified dividend income’’ that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that: (1) our common stock is readily tradable on an established securities market in the United States (such as The Nasdaq Global Market on which our common stock will be traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any ‘‘extraordinary dividend’’ — generally, a dividend equal to or in excess of ten percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock — paid by us. If we pay an ‘‘extraordinary dividend’’ on our common stock that is treated as ‘‘qualified dividend income,’’ then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. Depending upon the amount of a dividend paid by us, such dividend may be treated as an ‘‘extraordinary dividend.’’

Tax considerations

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute ‘‘passive income’’ unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the period chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we and our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from period charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a ‘‘Qualified Electing Fund,’’ which election we refer to as a ‘‘QEF election.’’ As an alternative to making a QEF election, a U.S. Holder should be able to make a ‘‘mark-to-market’’ election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an ‘‘Electing Holder,’’ the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year

Tax considerations

of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a ‘‘Mark-to-Market’’ Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as ‘‘marketable stock,’’ a U.S. Holder would be allowed to make a ‘‘mark-to-market’’ election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a ‘‘mark-to-market’’ election for that year, whom we refer to as a ‘‘Non-Electing Holder,’’ would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

the amount allocated to the current taxable year would be taxed as ordinary income; and

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

United States federal income taxation of ‘‘non-U.S. holders’’

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a ‘‘Non-U.S. Holder.’’

Tax considerations

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate U.S. Holder will be subject to information reporting requirements and backup withholding tax if a non-corporate U.S. Holder:

fails to provide an accurate taxpayer identification number;

is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns; or

in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a Non-U.S. Holder sells its common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless such holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells its common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to such holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if such holder sells its common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed its income tax liability by filing a refund claim with the IRS.

Underwriting

We and, if the underwriters exercise their over-allotment option, the selling shareholders, are offering the shares of common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Bear, Stearns & Co. Inc. are the representatives of the underwriters. We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
UBS Securities LLC(1)	5,312,500
Bear, Stearns & Co. Inc.(2)	3,437,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated(3)	1,875,000
Jefferies & Company, Inc.(4)	875,000
Raymond James & Associates, Inc.(5)	625,000
DVB Capital Markets LLC(6)	375,000
Total	12,500,000

(1)

299 Park Avenue, New York, NY 10171

(2)

383 Madison Avenue, New York, NY 10179

(3)

4 World Financial Center, New York, NY 10080

(4)

520 Madison Avenue, New York, NY 10022

(5)

880 Carillon Parkway, Fifth Floor, St. Petersburg, FL 33716

(6)

609 Fifth Avenue, New York, NY 10017

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common stock and the common stock of the selling shareholders is offered subject to a number of conditions, including:

receipt and acceptance of our common stock by the underwriters; and

the underwriters' right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-allotment option

Our selling stockholders have granted the underwriters an option to buy up to 1,875,000 additional shares of our common stock. See ‘‘Principal and selling shareholders.’’ The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.429 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.100 per share from the

Underwriting

initial public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of shares of common stock to accounts over which such representatives exercise discretionary authority.

The selling shareholders will pay the underwriting discounts and commissions applicable to any shares that they sell. The following table shows the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters, assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,875,000 shares.

		Paid by the selling shareholders
	Paid by us	No Exercise	Full Exercise
Per Share	$0.77	—	$0.77
Total	$9,625,000	—	$1,443,750

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $2,500,000.

No sales of similar securities

We, our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Bear, Stearns & Co. Inc., subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days, after the date of this prospectus. However, in the event that either (1) during the last 17 days of the ‘‘lock-up’’ period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘‘lock-up’’ period, we announce that we will release earnings results during the 16-day period beginning in the last day of the ‘‘lock-up’’ period, then in either case the expiration of the ‘‘lock-up’’ period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless UBS Securities LLC and Bear, Stearns & Co. Inc. waive, in writing, such an extension. At any time and without public notice, UBS Securities LLC and Bear, Stearns & Co. Inc. may in their discretion release all or some of the securities from these lock-up agreements.

We and the selling shareholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Nasdaq GLOBAL market quotation

Our common stock has been approved for listing, subject to notice of issuance, on The Nasdaq Global Market under the symbol ‘‘ULTR’’.

Prior to the offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined by negotiation between us and the representatives of the underwriters, and may not reflect the market price for our common stock following the offering. The principal factors, in addition to prevailing market conditions, considered in determining the initial public offering price will include:

the history of and prospects for our industry;

an assessment of our management;

our historical results of operations;

our earnings prospects;

Underwriting

the general condition of the securities markets at the time of the offering; and

the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot be sure that the initial public offering price will correspond to the price at which our common stock will develop and continue after this offering.

Price stabilization, short positions and passive market making

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

stabilizing transactions;

short sales;

purchases to cover positions created by short sales;

imposition of penalty bids;

syndicate covering transactions; and

passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be ‘‘covered short sales’’, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be ‘‘naked short sales’’, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Affiliations

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Notice to investors

The shares of common stock are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

Other than with respect to the public offering of the shares of common stock listed on The Nasdaq Global Market, no action has been or will be taken in any country or jurisdiction by us or the underwriters that would permit a public offering of the shares of common stock, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Accordingly, the shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed, published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction. This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase in any jurisdiction where such offer or solicitation would be unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

(a)

to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)

to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)

in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of Shares to the public’’ in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each of the underwriters severally represents, warrants and agrees to the following:

(a)

It has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)

it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Notice to investors

France

The shares of common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the shares of common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifies) in accordance with Article L.411-2 of the Monetary and Financial Code and decree no. 98-880 dated 1st October, 1998.

Netherlands

Our shares of common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, ‘‘Professional Investors’’), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our shares of common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our shares of common stock, and this prospectus or any other offering material relating to our shares of common stock may not be considered an offer or the prospect of an offer to sell or exchange our shares of common stock.

Italy

Neither the shares of common stock, this prospectus nor any other material relating to the shares of common stock will be offered, sold, delivered, distributed or made available in the Republic of Italy other than to professional investors (‘‘investiton professionali’’) as defined in Article 30, Paragraph 2, of Legislative Decree No. 58, of 24 February 1998 (the ‘‘Financial Laws Consolidation Act’’), as subsequently amended and supplemented, which refers to the definition or ‘‘operatori qualificati’’ as defined in Article 31, Paragraph 2, of CONSOB Regulation No. 11,522, of 1 July 1998, as subsequently amended and supplemented, or pursuant to Article 100 of the Financial Laws Consolidation and Article 33, Paragraph 1, of CONSOB Regulation n. 11,971, of 14 May 1999, as subsequently amended and supplemented and in accordance with applicable Italian laws and regulations.

Any offer of the shares of common stock to professional investors in the Republic of Italy shall be made only by banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Consolidated Banking Act, to the extent that they are duly authorized to engage in the placement and/or underwriting of financial instruments in the Republic of Italy in accordance with the relevant provisions of the Financial Laws Consolidations Act and/or any other applicable laws and regulations and in compliance with Article 129 of the Consolidated Banking Act.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Directive 20O3/71/CE (‘‘Prospectus Directive’’), such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Spain

Neither the shares of common stock nor this prospectus have been approved or registered in the administrative registries of the Spanish Securities Markets Commission (‘‘Comision Nacional del Mercado de Valores’’). Accordingly, the shares of common stock may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 3Obis of the Spanish Securities Market Law, of 28 July 1988 (‘‘Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.

Notice to investors

Switzerland

The common stock may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland and neither this prospectus nor any other solicitation for investments in our common stock may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters' prior written consent. This prospectus is not a prospectus within the meaning of Articles  1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our common stock on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The common stock offered hereby has not and will not be registered with the Swiss Federal Banking Commission and has not and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our common stock.

Other expenses of issuance and distribution

We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$23,072
Printing and Engraving Expenses	200,000
Legal Fees and Expenses	850,000
Accountants’ Fees and Expenses	360,000
Nasdaq Global Market Listing Fee	125,000
NASD Fee	30,000
Blue Sky Fees and Expenses	5,000
Transfer Agent’s Fees and Expenses	15,000
Miscellaneous Costs	891,928
Total	$2,500,000

Legal matters

The validity of the common stock will be passed upon for us by Higgs & Johnson, Nassau, Bahamas. Certain legal matters are passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of U.S. and New York law. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

Experts

The consolidated financial statements of Ultrapetrol (Bahamas) Limited at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and the consolidated financial statements of UP Offshore (Bahamas) Limited at December  31, 2005 and for the year then ended included in this prospectus and registration statement have been audited by Pistrelli, Henry Martin y Asociados S.R.L., an independent registered public accounting firm and a member of Ernst & Young Global, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The section of this prospectus entitled ‘‘The international shipping industry’’ has been reviewed by DSC, an independent U.K.-based company providing market analysis and strategic planning services to the shipping industry. DSC has confirmed to us that ‘‘The international shipping industry’’ section accurately describes the industries that it purports to describe, subject to the availability and reliability of the data supporting the statistical and graphical information presented in such section, and DSC’s consent to use such information herein is filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

Where you can find additional information

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the common stock offered by this prospectus. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of shares of our common stock with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ section for the relevant periods. As a ‘‘foreign private issuer,’’ we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but we will distribute proxy statements to shareholders. We do not expect to conform to those proxy statements to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a ‘‘foreign private issuer,’’ we will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

Glossary of shipping terms

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Aframax.    A tanker ranging in size from 80,000 dwt to 119,999 dwt.

Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor or on behalf of the flag state, that takes place every year.

Bareboat charter.    Charter of a vessel under which the vessel owner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the vessel’s operating expenses, and voyage expenses, as well as the management of the vessel, including crewing. A bareboat charter is also known as a ‘‘demise charter’’ or a ‘‘time charter by demise.’’

Bulk carrier.    A vessel designed for the carriage of dry bulk cargos.

Bunker.    The fuel used to operate a vessel’s engines and generators.

Cabotage.    Trade or transport in the coastal waters of, or between two ports within, a country or other sovereign jurisdiction; the right to engage in such activity.

Capesize.    A dry bulk carrier that is greater than 80,000 dwt in size.

Charter.    The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port.

Charterer.    The company that hires a vessel.

Charterhire.    A sum of money paid to the vessel owner by a charterer under a charter.

Classification society.    An independent society that certifies that a vessel has been built and maintained according to that society’s rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel and the international conventions to which that country is a member. A vessel that receives its certification is referred to as being ‘‘in-class.’’

Clean petroleum products.    Liquid products refined from crude oil whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean petroleum products include naphtha, jet fuel, gasoline and diesel/gas oil.

Contract of affreightment or COA.    A contract for the carriage of a specific type and quantity of cargo, with payment based on metric tons of cargo carried, which will be carried in one or more shipments. For a COA, the vessel owner or operator generally pays all voyage expenses and vessel operating expenses and has the right to substitute one vessel for another. The rate is generally expressed in dollars per metric ton of cargo. Revenues earned under COAs are referred to as ‘‘freight.’’ When used in this prospectus, COA also refers to a voyage charter.

Dirty petroleum products.    Liquid products refined from crude oil whose color is greater than 2.5 on the National Petroleum Association scale. Dirty products will usually require heating during the voyage as their viscosity or waxiness makes discharge difficult at ambient temperatures. Dirty petroleum products include fuel oil, Low Sulphur Waxy Residue, or LSWR, and Carbon Black Feedstock, or CBFS.

Double hull.    Hull construction design in which a vessel has an inner and outer side and bottom separated by void space.

Drydocking.    The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued.

Dwt or Deadweight ton.    A unit of a vessel’s capacity for cargo, fuel oil, stores and crew measured in metric ton units which is equal to 1,000 kilograms.

Glossary of shipping terms

Gross ton.    A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters.

Hidrovia Region.    A region of navigable waters in South America on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay. The region covers the entire length of the Parana River south of the Itaipu Dam, the entire length of the Paraguay River south of Corumba, the Uruguay River and the River Plate west of Buenos Aires. Our definition of the Hidrovia Region is wider than the common usage of such term.

Hull.    Shell or body of a vessel.

IMO.    International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate survey.    The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each Special Survey.

ISM Code.    The IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention.

Newbuilding.    A new vessel under construction or just completed.

OBO or Oil/Bulk/Ore.    A combination carrier capable of transporting oil products, ore or dry bulk commodities.

Off hire.    The period a vessel is unable to perform the services for which it is immediately required under a time charter. Off hire periods include days spent on repairs, drydocking and surveys, whether or not scheduled.

OPA.    The United States Oil Pollution Act of 1990, as amended.

OPEC.    Organization of Petroleum Exporting Countries.

Panamax.    A vessel of approximately 50,000 to 79,999 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing through the Panama Canal.

Petroleum Products.    Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Product Tanker.    A tanker designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals. The tanks are coated to prevent product contamination and hull corrosion. The vessel may have equipment designed for the loading and unloading of cargos with a high viscosity.

Protection and Indemnity or P&I insurance.    Insurance obtained through a mutual association formed by vessel owners to provide liability insurance protection against large financial loss to one member by contribution to offset that loss by all members.

PSV or platform supply vessel.    A vessel ranging in size from approximately 150 feet to 275 feet in length that serves oil drilling and production facilities by transporting supplies and equipment to offshore locations, utilizing a large clear deck and under deck tanks.

Scrapping.    The disposal of old vessel tonnage by way of sale as scrap metal.

Special Survey.    The inspection of a vessel while in drydock by a classification society surveyor that takes place every four to five years.

Spot Market.    The market for immediate chartering of a vessel, usually for single voyages.

Suezmax.    A tanker ranging in size from 120,000 dwt to 199,999 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing through the Suez Canal.

Tanker.    A vessel designed for the carriage of liquid cargos in bulk with cargo space consisting of segregated tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals and liquefied gas.

Glossary of shipping terms

Time Charter.    Charter under which the vessel owner is paid charterhire on a per day basis for a certain period of time. The vessel owner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as off hire.

ULCC or Ultra large crude carrier.    A tanker that is 320,000 dwt or greater in size.

Vessel operating expenses or running costs.    The costs of operating a vessel that are incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses or running costs exclude fuel costs and port fees, which are known as ‘‘voyage expenses.’’ For a time charter, the vessel owner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

VLCC or Very large crude carrier.    A tanker ranging in size from 200,000 to 319,999 dwt.

Voyage charter.    Contract for hire of a vessel under which a vessel owner is paid freight on the basis of moving cargo from a loading port to a discharge port. The vessel owner is responsible for paying both vessel operating expenses and voyage expenses. The charterer is typically responsible for any delay at the loading or discharging ports. A voyage charter is also known as a contract of affreightment or COA.

Voyage expenses.    Expenses incurred due to a vessel traveling to a destination, such as fuel cost and port fees.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries, as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Buenos Aires, Argentina March 17, 2006 (except for Notes 2.q, 7.b and 12 as to which the date is September 25, 2006)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. Member of Ernst & Young Global EZEQUIEL A. CALCIATI Partner

Ultrapetrol (Bahamas) Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(stated in thousands of US dollars, except par value and share amounts)

	December 31,
	2005	2004
Assets
Current Assets
Cash and cash equivalents	$7,914	$11,602
Restricted cash	3,638	2,975
Accounts receivable, net of allowance for doubtful accounts of $324 and $739 in 2005 and 2004, respectively	9,017	6,385
Receivables from related parties	17,944	3,933
Marine and river operating supplies	3,547	2,194
Prepaid expenses	3,239	4,101
Other receivables	4,997	5,941
Total current assets	50,296	37,131
Noncurrent Assets
Other receivables	7,330	7,944
Receivables from related parties	1,995	2,540
Restricted cash	68	30,010
Vessels and equipment, net	182,069	160,535
Dry dock	12,743	11,716
Investment in affiliates	15,698	15,607
Other assets	7,548	8,165
Total noncurrent assets	227,451	236,517
Total assets	$277,747	$273,648
Liabilities, Minority Interests And Shareholders' Equity
Current Liabilities
Accounts payable and accrued expenses	$12,696	$11,487
Payables to related parties	2,008	768
Current portion of long-term financial debt	8,322	10,108
Other payables	917	1,327
Total current liabilities	23,943	23,690
Noncurrent Liabilities
Long-term notes	180,000	180,000
Financial debt, net of current portion	22,953	29,430
Other payables	—	399
Total noncurrent liabilities	202,953	209,829
Total liabilities	226,896	233,519
Minority Interest	2,479	6,468
Minority Interest Subject to Put Rights	4,898	4,751
Shareholders' Equity
Common stock, $.01 par value: 15,500,000 shares; 3,947,266 shares held in treasury (Notes 2.q and 12)	155	155
Additional paid-in capital (Note 12)	68,750	68,750
Treasury stock (Note 12)	(20,332)	(20,332)
Accumulated other comprehensive income	196	200
Accumulated deficit	(5,295)	(19,863)
Total shareholders’ equity	43,474	28,910
Total liabilities, minority interests and shareholders’ equity	$277,747	$273,648

The accompanying notes are an integral part of these consolidated financial statements.

Ultrapetrol (Bahamas) Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(stated in thousands of US dollars, except share and per share data)

	Year ended December 31,
	2005	2004	2003
Revenues
Revenues form third parties	$123,385	$89,956	$62,996
Revenues from related parties	1,976	5,204	12,237
Total revenues	125,361	95,160	75,233
Operating Expenses(1)
Voyage expenses	(33,827)	(15,923)	(12,644)
Running costs	(39,234)	(24,892)	(28,659)
Amortization of drydocking	(6,839)	(5,195)	(7,232)
Depreciation of vessels and equipment	(14,494)	(13,493)	(15,335)
Management fees to related parties	(2,118)	(1,513)	(2,863)
Administrative and commercial expenses	(7,617)	(7,494)	(4,955)
Other operating income (expenses)	22,021	784	(2,124)
	(82,108)	(67,726)	(73,812)
Operating profit	43,253	27,434	1,421
Other Income (Expenses)
Financial expense	(19,141)	(16,134)	(16,207)
Financial gain on extinguishment of debt	—	1,344	1,782
Financial loss on extinguishment of debt	—	(6,422)	—
Financial income	1,152	119	201
Investment in affiliates	(497)	406	3,140
Other income (expenses)	384	174	(337)
Total other expenses	(18,102)	(20,513)	(11,421)
Income (loss) before income taxes and minority interest	25,151	6,921	(10,000)
Income taxes	(786)	(642)	(185)
Minority interest	(9,797)	(1,140)	(1,333)
Net income (loss)	$14,568	$5,139	$(11,518)
Basic net income (loss) per share (note 2.q)	$1.26	$0.44	$(1.00)
Diluted net income (loss) per share (Note 2.q)	$1.25	$0.44	$(0.98)
Weighted average number of shares for basic earnings per share (Note 2.q)	11,552,734	11,552,734	11,552,734
Weighted average number of shares for diluted earnings per share (Note 2.q)	11,699,118	11,699,118	11,699,118
Pro forma basic net income per share (Note 2.q)(unaudited)	$0.94
Pro forma diluted net income per share (Note 2.q)(unaudited)	$0.93
Pro forma weighted average number of shares for basic earnings per share (Note 2.q) (unaudited)	15,500,000
Pro forma weighted average number of shares for diluted earnings per share (Note 2.q) (unaudited)	15,646,384

(1)

In addition to management fees to related parties, operating expenses included $3,983, $1,757 and $6,833 in 2005, 2004, and 2003, respectively, from related parties.

The accompanying notes are an integral part of these consolidated financial statements.

Ultrapetrol (Bahamas) Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(stated in thousands of US dollars)

Balance	Common Stock (Note 2.q)	Additional Paid-in Capital (Note 12)	Treasury Stock (Note 12)	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
December 31, 2002	$155	$68,750	$(20,332)	$—	$(13,484)	$35,089
— Change in value of derivatives	—	—	—	222	—	222
— Net loss	—	—	—	—	(11,518)	(11,518)
Total comprehensive loss	—	—	—	222	(11,518)	(11,296)
December 31, 2003	155	68,750	(20,332)	222	(25,002)	23,793
Comprehensive income:
— Changes in value of derivatives	—	—	—	(22)	—	(22)
— Net income	—	—	—	—	5,139	5,139
Total comprehensive income	—	—	—	(22)	5,139	5,117
December 31, 2004	155	68,750	(20,332)	200	(19,863)	28,910
Comprehensive income:
— Changes in value of derivatives	—	—	—	(4)	—	(4)
— Net income	—	—	—	—	14,568	14,568
Total comprehensive income	—	—	—	(4)	14,568	14,564
December 31, 2005	$155	$68,750	$(20,332)	$196	$(5,295)	$43,474

The accompanying notes are an integral part of these consolidated financial statements.

Ultrapetrol (Bahamas) Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(stated in thousands of US dollars)

	Year ended December 31,
	2005	2004	2003
Cash Flows from Operating Activities
Net income (loss)	$14,568	$5,139	$(11,518)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of vessels and equipment	14,494	13,493	15,335
Amortization of drydocking	6,839	5,195	7,232
Expenditures for drydocking	(8,427)	(11,139)	(3,580)
Note issuance expenses amortization	1,037	568	585
Minority interest in equity of subsidiaries	9,797	1,140	1,333
Financial gain on extinguishment of debt	—	(1,344)	(1,782)
Financial loss on extinguishment of debt	—	6,422	—
(Gain) loss on vessels disposal	(21,867)	(41)	3,686
Net (gain) loss from investment in affiliates	497	(406)	(3,140)
Allowance for doubtful accounts	(415)	355	882
Changes in assets and liabilities, net of the effects from purchase of UABL Limited and UABL Terminals companies in 2004:
(Increase) decrease in assets:
Accounts receivable	(2,217)	5,365	1,028
Receivable from related parties	(905)	3,783	5,518
Marine and river operating supplies	(1,353)	405	583
Prepaid expenses	862	(994)	725
Other receivables	2,114	(318)	(568)
Increase (decrease) in liabilities:
Accounts payable and accrued expenses	1,209	1,801	1,404
Payables to related parties	1,240	(3,498)	1,387
Other payables	(583)	(251)	(363)
Other	(219)	(2,546)	(145)
Net cash provided by operating activities	16,671	23,129	18,602
Cash Flows from Investing Activities
Purchase of vessels and equipment	(51,461)	(59,934)	(17,089)
Increase in loan to affiliate	(13,141)	—	(1,750)
Proceeds from disposals of vessels	37,888	6,430	14,423
Purchase of UABL and UABL Terminals companies net of cash acquired	—	(1,713)	—
Investment in affiliates	—	(1,542)	—
Other	(11)	(797)	—
Net cash used in investing activities	(26,725)	(57,556)	(4,416)
Cash Flows from Financing Activities
Payments of long-term debt	(19,354)	(39,149)	(4,946)
Decrease (increase) in restricted cash	29,279	(13,333)	(15,954)
Proceeds from long-term debt	10,500	27,700	—
Redemption of minority interest	(13,400)	—	—
Proceeds from 2014 Senior Notes	—	180,000	—
Payments of deferred financing costs under 2014 Senior Notes	—	(6,655)	—
Minority interest in equity of subsidiaries	—	17,959	16,192
Payments of 2008 Senior Notes	—	(131,502)	(4,754)
Proceeds from issuance of redeemable preference shares of subsidiary	—	3,000	—
Funds used in acquisition of treasury stock	—	—	(1,200)
Other	(659)	(239)	—
Net cash provided by (used in) financing activities	6,366	37,781	(10,662)
Net increase (decrease) in cash and cash equivalents	(3,688)	3,354	3,524
Cash and cash equivalents at the beginning of year	$11,602	$8,248	$4,724
Cash and cash equivalents at the end of year	$7,914	$11,602	$8,248

The accompanying notes are an integral part of these consolidated financial statements.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in thousands of US dollars, except otherwise indicated)

1.    CORPORATE ORGANIZATION

Ultrapetrol (Bahamas) Limited (‘‘Ultrapetrol Bahamas’’, ‘‘the Company’’, ‘‘us’’ or ‘‘we’’) is a company organized and registered as a Bahamas Corporation since December  1997.

The Company is a diversified ocean and river transportation company involved in the carriage of dry and liquid cargoes as well as passengers. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo. In our Passenger Business, we are an owner of cruise vessels that transport passengers primarily cruising the Mediterranean Sea. In our River Business we are an operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition we made an investment in an offshore services transportation company, which has commenced operations in the third quarter of 2005.

On June 28, 2001, the Company issued 138,443 new shares for $5,295 which were totally subscribed by Inversiones Los Avellanos SA, one of the Company’s original shareholders and was paid $3,297 in 2001 and $1,104 in 2002 and the balance are payable in July 2006. At December 31, 2005 and 2004 the outstanding payment was $894 and was shown as a reduction of shareholders’ equity. The Company has an option to repurchase 25,212 of its shares for a total price of $894 from Inversiones Los Avellanos S.A. until July 2006.

At December  31, 2005 the shareholders of Ultrapetrol Bahamas are Solimar Holdings Ltd., Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) and Avemar Holdings (Bahamas), a wholly owned subsidiary of the Company (see Note 12), in the proportion of 46.66%, 24.43%, 3.74% and 25.17%, respectively. Since Avemar Holdings (Bahamas) granted an irrevocable proxy to Inversiones Los Avellanos S.A. in full for all of its voting powers related to its interest in the Company, at December  31, 2005, Inversiones Los Avellanos S.A. held directly and indirectly 53.34% of the Company's voting rights. However, pursuant to a shareholder agreement between Solimar Holdings Ltd. and Inversiones Los Avellanos S.A., both shareholders hold sufficient participating rights in the operation of the Company that results in neither shareholder having control of the Company.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)    Basis of presentation and principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’).

The consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

The consolidated financial statements for 2004 and 2003 have been reclassified to conform with the 2005 presentation of certain items.

b)    Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the years. Significant estimates have been made by management, including the allowance for doubtful accounts, insurance claims receivables, useful lives and valuation of vessels, realizability of deferred tax assets and certain accrued liabilities. Actual results may differ from those estimates.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

c)    Revenues and related expenses

Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment/voyage contracts. Revenue from time charters and bareboat charters is earned and recognized on a daily basis. Revenue for the affreightment contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the discharge of previous cargo and is deemed to end upon the completion of discharge of the current cargo. The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected on the voyage. Revenue from our passenger business is recognized upon completion of voyages, together with revenues from on board and other activities.

Vessel voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements. The commissions paid in advance are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned. Bunker expenses and gift shop for resale are capitalized when acquired as operating supplies and subsequently charged to voyage expenses as consumed/resold. All other voyage expenses and other vessel operating expenses are expensed as incurred.

d)    Foreign currency translation

The Company uses the US dollar as its functional currency. Operations denominated in other currencies are remeasured into US dollars in accordance with SFAS No. 52, Foreign Currency Translation (‘‘SFAS 52’’). Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month. Translation gains and losses resulting from changes in exchange rates for each year are included in the consolidated statements of operations.

e)    Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market instruments and overnight investments. The credit risk associated with cash and cash equivalents is considered low due to the high credit quality of the financial institutions.

f)    Restricted cash

Certain of the Company’s loan agreements require the Company to fund a loan retention account. The amount deposited is equivalent to either one sixth or one third of the loan installment (depending on the frequency of the repayment elected by the Company, i.e. quarterly or semi annually) plus interest that will fall due on the repayment date. At December 31, 2004 the noncurrent restricted cash included $30,000 from the proceeds of the issuance of the 9% First Preferred Ship Mortgage Notes due 2014. This amount was released during 2005 in connection with the acquisition by the Company of additional vessels (see Notes 5 and 6).

g)    Accounts receivable

Substantially all of the Company's accounts receivable are due from international oil companies and traders. The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral. Expected credit losses are provided for in the consolidated financial statements for all expected uncollectible accounts.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Changes in the allowance for doubtful accounts for the three years ended December 31, 2005, were as follow:

	2005	2004	2003
Balance at January 1	$739	$1,142	$810
Provision	290	679	882
Recovery	(44)	(324)	—
Amounts written off	(661)	(758)	(550)
Balance at December 31	$324	$739	$1,142

h)    Insurance claims receivable

Insurance claims receivable represent costs incurred in connection with insurable incidents for which the Company expects to be reimbursed by the insurance carriers, subject to applicable deductibles. Deductible amounts related to covered incidents are generally expensed in the period of occurrence of the incident. Expenses incurred for insurable incidents in excess of deductibles are recorded as receivables pending the completion of all repair work and the administrative claims process. The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which the Company is a member. Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts $6,152 and $10,318 at December 31, 2005 and 2004, respectively.

i)    Marine and river operating supplies

Such amounts consist of fuel and supplies that are recorded for at the lower of cost or market and are charged to operating expenses as consumed determined on a first-in, first-out basis.

j)    Vessels and equipment, net

Vessels and equipment are stated at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the safety of the vessels.

Depreciation is computed net from the estimated scrap value and is recorded using the straight-line method over the estimated useful lives of the vessels. Acquired secondhand vessels are depreciated from the date of their acquisition over the remaining estimated useful life. At the time vessels are disposed of, the assets and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in other operating income (expense).

Listed below are the estimated useful lives of vessels and equipment:

Useful lives (in years)
Ocean-going vessels	24
Passenger vessels	45
River barges and push boats	35
Furniture and equipment	5 to 10

Long-lived assets are reviewed for impairment in accordance with SFAS No. 144, ‘‘Accounting for the Impairment or Disposal of Long-lived Assets’’, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

k)    Dry dock costs

The Company's vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. Costs incurred to drydock the vessel are deferred and

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

amortized over the period to the next drydocking, generally 24 to 36 months. Drydocking costs are comprised of painting the vessel hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards. Costs include actual costs incurred at the yard, cost of fuel consumed, and the cost of hiring riding crews to effect repairs. The unamortized portion of dry dock costs for vessels that are sold are written off to income when the vessel is sold.

Expenditures for maintenance and minor repairs are expensed as incurred.

l)    Investments in affiliates

These investments are accounted for by the equity method. At December 31, 2005 and 2004 includes our interest in 50% of Puertos del Sur S.A. and OTS S.A., 49% in Marítima Sipsa S.A. and 27.78% in UP Offshore (Bahamas).

The Company capitalized interest on the amount invested in UP Offshore (Bahamas) Ltd. (Up Offshore) during the period that UP Offshore had its vessels under construction and until its planned principal operations commenced. Interest capitalized amounted to $557 and $685 in 2005 and 2004, respectively.

m)    Other assets

This account includes costs incurred to issue debt net of amortization costs and which are being amortized over the debts’ term.

n)    Accounts payable and accrued expenses

Accounts payable and accrued expenses included in current liabilities as of December 31, 2005 and 2004 consist of insurance payables, operating expenses, customers advances collected, among others.

o)    Comprehensive Income (Loss)

SFAS No. 130 ‘‘Reporting Comprehensive Income’’ (‘‘SFAS 130’’), establishes standards for the reporting and display of comprehensive income (loss), which is defined as the change in equity arising from non-owner sources. Comprehensive income (loss) is reflected in the consolidated statement of shareholders’ equity.

p)    Derivative financial instruments

The Company from time to time uses forward fuel purchases to provide partial short-term protection against a sharp increase in diesel fuel prices. These instruments generally cover a portion of the Company’s forecasted diesel fuel needs for push boat operations. The Company accounts for these instruments as cash flow hedges. In accordance with SFAS No.133, such financial instruments are marked-to-market and, as they qualify for hedge accounting, the offset is recorded to other comprehensive income and then subsequently recognized as a component of fuel expense when the underlying fuel being hedged is used.

There are no forward fuel purchases outstanding at December 31,  2005.

q)    Stock split and net income per share

For the purpose of effecting a reduction in the unit price of the common shares in order to improve their marketability, on July 20 and September 21, 2006, the shareholders of the Company resolved to declare a stock split of our common stock for 7.34862 common shares per common share held by the existing shareholders of the Company on September 21, 2006.

Therefore, on September 25, 2006 the Company distributed to our existing shareholders 13,390,760 additional common shares on a proportionate basis. After this stock split, the issued and outstanding shares have been increased from 2,109,240 to 15,500,000.

A capitalization of $134 from ‘‘Additional Paid-in Capital’’ to the ‘‘Common Stock’’ account has been reflected retroactively for all of the periods presented.

Consequently, net income per share has been presented for all periods presented based on the common shares outstanding of Ultrapetrol (Bahamas) Limited as adjusted for this stock split net of the shares held in treasury.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Accordingly, 11,552,734 common shares have been considered as being outstanding for all of the periods presented for purposes of disclosure of net income per share. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock result in the issuance of such stock.

In addition basic and diluted pro forma net income (loss) per share, as disclosed in the statement of operations for the year ended December 31, 2005, has been presented giving effect to the distribution to the existing shareholders of the treasury stock mentioned in Note 12, which will become effective on or immediately prior of the initial public offering mentioned in Note 14.

The following table sets forth the computation of basic and diluted earnings per share:

	2005	2004	2003
Numerator:
Numerator for basic and diluted earnings per share — Net income (loss)	$14,568	$5,139	$(11,518)
Denominator:
Denominator for basic earnings per share — weighted average shares	11,552,734	11,552,734	11,552,734
Effect of dilutive shares — Warrants issued	146,384	146,384	146,384
Denominator for diluted earnings per share — adjusted weighted average shares	11,699,118	11,699,118	11,699,118
Basic net income (loss) per share	$1.26	$0.44	$(1.00)
Diluted net income (loss) per share	$1.25	$0.44	$(0.98)
Pro forma denominator (unaudited):
Pro forma denominator for basic earnings per share — weighted average shares	15,500,000
Effect of dilutive shares — Warrants issued	146,384
Pro forma denominator for diluted earnings per share — adjusted weighted average shares	15,646,384
Pro forma basic net income per share (unaudited)	$$0.94
Pro forma diluted net income per share (unaudited)	$$0.93

r)    Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of financial instruments included in the following categories:

Cash and cash equivalents and restricted cash: the carrying amounts reported in the balance sheet approximate fair value due to the short-term nature of such instruments.

Long-term notes and financial debt: the carrying amounts reported in the balance sheet of variable rate borrowings approximate fair value as the interest rates either adjust based on LIBOR. In the case of fixed rate borrowings, fair value approximates the estimated quoted market prices.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

The following table presents the carrying value and fair value of the financial instruments at December 31.

	2005		2004
	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$7,914	$7,914	$11,602	$11,602
Restricted cash	3,638	3,638	2,975	2,975
Liabilities
Long-term notes (Note 6)	$180,000	$175,500	$180,000	$180,000
Financial debt (Note 6)	31,275	31,275	39,538	39,538

s)    Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, investments, accounts receivable, receivables from affiliates and other receivables. The Company places its cash and cash equivalents with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing for those financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the number of entities comprising the Company’s customer base and their credit rating.

The Company does not obtain rights to collateral to reduce its credit risk.

t)    Other operating income (expense)

For the three years ended December 31, 2005, this account includes:

	2005	2004	2003
Gain (Loss) on vessels disposal	$21,867	$41	$(3,686)
Claims against insurance companies	—	743	1,562
Other	154	—	—
	$22,021	$784	$(2,124)

u)    Income taxes

Ultrapetrol Bahamas accounts for income taxes under the liability method in accordance with SFAS No. 109 ‘‘Accounting for Income Taxes’’.

Under this method, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at each period end. Deferred tax assets are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized.

v)    Recent accounting pronouncements

SFAS No. 154 ‘‘Accounting Changes and Error Corrections’’ provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. It also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable.

3.    NEW OPERATIONS AND ORGANIZATION OF NEW AFFILIATES

a)    Acquisition of UABL and river fleet

On April 23, 2004, the Company acquired in a series of related transactions, through two wholly owned subsidiaries from ACBL Hidrovías Ltd. (‘‘ACBL’’), the remaining 50% equity interest in UABL Limited and

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

UABL Terminals that it did not own (together ‘‘UABL’’). In addition, it acquired from the same vendor a fleet of 50 river barges and 7 push boats, which UABL Limited and its subsidiaries previously leased from ACBL, certain receivables and liabilities.

UABL operates a river transportation business on the Paraná, Paraguay and Uruguay rivers in Argentina, Bolivia, Brazil, Paraguay and Uruguay. As a result of the acquisition, the Company is the leading barge transportation company in South America and has consolidated its position in the river business through the Hidrovia region. The results of UABL’s operations have been consolidated in the consolidated financial statements since the date of acquisition.

The aggregate purchase price was $26,100, including $24,100 in cash and 2,000 shares of ACBL acquired by the Company for $2,000 shortly before this transaction.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and allocation of purchase price at the date of acquisition.

Current assets		$10,472
Property and equipment:
• Fair value	$68,627
• Re-allocation of purchase credit	(34,497)	34,130
Other noncurrent assets		3,967
Total assets acquired		48,569
Current liabilities		(8,592)
Noncurrent liabilities		(13,877)
Total liabilities assumed		(22,469)
Total purchase price		$26,100

If the transaction had been consummated on January 1, 2003 the Company’s unaudited pro forma revenues and net income (loss) for the years ended December 31, 2004 and 2003, would have been as shown below. However, such pro forma information does not purport to be indicative of what actually would have occurred had the transaction occurred on such date.

	For the year ended December 31, (unaudited)
	2004	2003
Revenues	$103,473	$111,131
Net income (loss)	$5,591	$(6,543)
Basic net income (loss) per share	$0.48	$(0.57)
Diluted net income (loss) per share	$0.48	$(0.56)

b)    UP Offshore (Bahamas) Ltd. and subsidiaries

In April  2002, the Company formed a company in the Bahamas, named UP Offshore (Bahamas) Ltd (UP Offshore). The Company has a 27.78% interest in UP Offshore. UP Offshore has contracted for the construction of six Platform Supply Vessels (PSVs) whose deliveries commenced in the second quarter of 2005. At December 31, 2005 the amount invested in UP Offshore was $12,500. The Company has not guaranteed any debt of UP Offshore.

UP Offshore was a restricted subsidiary under the indenture governing the Notes due 2008, since the Company had the right to control its Board of Directors. Accordingly, the Company consolidated UP Offshore’ financial statements with its financial statements for 2003 and 2002. In connection with the discharge of the indenture governing the Notes due 2008, on November 24, 2004, the Company relinquished control of the Board of Directors of UP Offshore. Accordingly, UP Offshore is accounted for by the equity method since such date. At

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

December 31, 2005 and 2004, the Company's investment in UP Offshore was $13,096 and $13,638, respectively and is presented in investment in affiliates in the consolidated balance sheets.

c)    UP River (Holdings) Ltd.

On June 2003, the Company sold to the International Finance Corporation (IFC) a 7.14% interest in UP River (Holdings) Ltd.

Also, the Company agreed to pay to the IFC 7.14% of the amount of the respective Charter Party Payments pursuant to the Charter Party Agreements between Ultrapetrol and UABL.

In full consideration for (a) the sale of the shares, and (b) the right to receive a portion of the Charter Party Payments, the IFC paid to the Company $5,000.

During the period beginning on December 31, 2009 and ending on December  31, 2010 the IFC will be able to exercise an option to put all of the shares of UP River (Holdings) Ltd. then owned by it to UP River (Holdings) Ltd. for an amount in cash equal to $5,000 minus the amount of any cash received by IFC in respect of ownership of such shares (whether by dividend, proceeds from Charter Party Payments or otherwise) plus interest thereon, compounded annually calculated as a rate equal to LIBOR plus 200 basic points.

Also, Ultrapetrol shall have the right, exercisable from time to time to purchase from the IFC all of the shares of UP River (Holdings) Ltd. then owned by IFC. The purchase price for the shares to be purchased, which shall be an amount sufficient to result in a realized internal return rate to the IFC on such shares equal to 18% per annum.

Upon the occurrence of an Ultrapetrol IPO the IFC has the right to receive in exchange for all but not less than all of the shares owned by it in UP River (Holdings) Ltd., at the option of Ultrapetrol (a) a number of registered Ultrapetrol shares that, when multiplied by the Ultrapetrol IPO price, gives the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) Ltd's shares or (b) a number of Ultrapetrol shares (valued at the Ultrapetrol IPO price) and an amount of cash that, in the aggregate, gives the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) LTD's shares.

At December 31, 2005 and 2004, the Company presents $4,898 and $4,751, respectively, as a ‘‘Minority interest subject to put rights’’, which represents the initial proceeds received by the IFC plus accrued interest less Charter Party Payments made to the IFC.

4.    DRY DOCK

The capitalized amounts in dry dock at December 31, 2005 and 2004 were as follows:

	2005	2004
Original book value	$26,257	$28,196
Accumulated amortization	(13,514)	(16,480)
Net book value	$12,743	$11,716

5.    VESSELS AND EQUIPMENT, NET

The capitalized cost of all vessels and equipment and the related accumulated depreciation at December 31, 2005 and 2004 were as follows:

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

	2005	2004
	Original book value
Ocean-going vessels	$126,776	$134,825
River barges and pushboats	116,054	105,426
Passenger vessels	28,105	—
Furniture and equipment	6,173	4,672
Land and operating base	6,525	4,758
Prepayment to suppliers	—	1,242
Total original book value	283,633	250,923
Accumulated depreciation	(101,564)	(90,388)
Net book value	$182,069	$160,535

At December 31,  2005 the net book value of the assets pledged as a guarantee of the debt was approximately $164,659.

During 2004 and 2003 the Company sold certain older single hull tankers serving the regional trade of Argentina and Brazil. A gain of $41 in 2004 and a loss of $3,686 in 2003 relating to disposal of such vessels are presented in other operating income (expense).

In January 2005 the Company purchased 35 dry barges for our river business. $7,500 was funded by a draw down of the loan granted to our river subsidiaries by the IFC and KfW in 2002 and the balance with available cash.

In March  2005, the Company entered into an agreement to sell its vessel, Cape Pampas for a total price of approximately $37,880, net of the related expenses. The vessel was delivered to the new owners on May  6, 2005, at which time a gain on sale of $21,875 was recognized. The Company used part of the proceeds from the sale mentioned above to settle financial obligations related to the purchase of this vessel.

In March 2005, the Company entered into a contract with Cruise Elysia Inc. to purchase a passenger vessel, named New Flamenco for a total purchase price of $13,500. 90% of the purchase price, $12,150, was funded by funds deposited in the Escrow Account and the balance with available cash.

On April  28, 2005 the Company agreed to purchase the product tanker Mt Sun Chemist, renamed Miranda I, for a total price of $10,275. The vessel was delivered and fully paid for on July 7, 2005. 90% of the purchase price, $9,247 was funded by funds deposited in the Escrow Account and the balance with available cash.

On April 29, 2005, the Company purchased at auction for a price of $3,493 the cruise vessel World Renaissance, renamed Grand Victoria, which was delivered and fully paid for on April  19, 2005. 90% of the purchase price, $3,143 was funded by funds deposited in the Escrow Account and the balance with available cash.

On October 7, 2005 the Company purchased 11 dry barges from our river subsidiary UABL International S.A. $2,900 was funded by funds deposited available in the Escrow Account. Since the transaction was between the parent and a subsidiary, the transaction was accounted for at historical cost and no gain or loss was recognized.

6.    LONG-TERM DEBT AND OTHER FINANCIAL DEBT

10.5% First Preferred Ship Mortgage Notes due 2008

At December 31, 2003 the aggregating outstanding amount related with its 10.5% First Preferred Ship Mortgage Notes due 2008 (‘‘Notes due 2008’’) was $128,341, due in full in 2008.

In connection with the issue of its 9% First Preferred Ship Mortgage Notes due 2014, on November 24, 2004 the Company repaid all its Notes due 2008.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

9% First Preferred Ship Mortgage Notes due 2014

On November 24, 2004 the Company completed an offering of $180,000 of 9% First Preferred Ship Mortgage Notes due 2014 (the ‘‘2014 Senior Notes’’), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S (the ‘‘Offering’’). The net proceeds of the Offering were used to repay the Notes due 2008, certain other existing credit facilities and to fund the Escrow Account.

Interest on the 2014 Senior Notes is payable semi-annually on May 24 and November 24 of each year. The 2014 Senior Notes are senior obligations guaranteed by the majority of the Company’s subsidiaries directly involved in our Ocean and Passenger Business. The Notes are secured by first preferred ship mortgages on 19 vessels, 2 oceangoing barges and 202 river barges.

The 2014 Senior Notes are subject to certain covenants, including, among other things, limiting the parent’s and guarantor subsidiaries’ ability to incur additional indebtedness or issue preferred stock, pay dividends to stockholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on the Company consolidating with or merging into any other person.

Upon the occurrence of a change of control event, each holder of the 2014 Senior Notes shall have the right to require the Company to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. Our indenture governing our 2014 Senior Notes describes the circumstances that are considered a change of control event.

In the first quarter of 2005 the SEC declared effective an exchange offer filed by the Company to register substantially identical senior notes to be exchanged for the 2014 Senior Notes pursuant to a registration rights agreement, to allow the 2014 Senior Notes to be eligible for trading in the public markets.

At the time of the Offering, approximately $30,000 was deposited in an Escrow Account, and classified as restricted cash, which was released in connection with the acquisition by the Company of the vessels above mentioned.

Although Ultrapetrol (Bahamas) Limited, the parent company, subscribed the issued Notes, principal and related expenses will be paid through funds obtained from the operations of the Company’s subsidiaries.

Early Extinguishment of Debt

In connection with the 2014 Senior Notes offering, the Company paid $122,641 to redeem principal of its Notes due 2008. In addition, an early extinguishment premium of $4,600 was paid. Such premium and a $1,822 balance of unamortized deferred financial cost were charged to expenses for a total of $6,422 in 2004.

Previously the Company recognized a gain on extinguishment of debt of $1,344 and $1,782 in 2004 and 2003, respectively related to the repurchases of its Notes due 2008.

Loan Agreement with Deutsche Schiffbank Aktiengesellschaft (‘‘DSB’’)

On October  27, 2004, Braddock Shipping Inc. a 60% owned subsidiary (‘‘Braddock’’), entered into a $10,000 loan agreement with DSB for the purpose of refinancing debt previously incurred in connection with the purchase of the vessel Cape Pampas. The loan accrued interest at LIBOR rate plus 1.625% per annum. The loan was secured by a mortgage on the Cape Pampas and a pledge of 100% of the stock of Braddock and is guaranteed by both the direct and indirect parents of Braddock.

In March 2005, the Company entered into an agreement to sell its vessel Cape Pampas (see Note 5). After that the Company used part of the proceeds from the sale mentioned to cancel its financial obligation with a principal amount of $9,250.

Loan Agreements with IFC and KfW entered into by UABL barges

On December 17, 2002, UABL Barges, a subsidiary in the river business, entered into a loan agreement with the International Financial Corporation (IFC) in an aggregate principal amount of $20,000.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

This loan is divided into two tranches:

Tranche A, amounting to $15,000, is payable in 14 semiannual installments of $1,071 each, beginning on June 15, 2005 and ending on December  15, 2011 and accrues interest at LIBOR plus 3.75% per annum, and

Tranche B, amounting to $5,000, is payable in 10 semiannual installments of $500 each, beginning on June 15, 2005 and ending on December  15, 2009 and accrues interest at LIBOR plus 3.50% per annum.

The aggregate outstanding principal balance of the loan was $16,858 and $15,000 at December 31, 2005 and 2004, respectively.

In addition, on February 27, 2003, UABL Barges, a subsidiary in our river business, entered into a loan agreement with Kreditanstalt für Wiederaufbau (KfW) in an aggregate principal amount of $10,000.

This loan is payable in 10 semiannual installments of $1,000 each, beginning on June  15, 2005 and ending on December 15, 2009 and accrues interest at LIBOR plus 3.50% per annum.

The aggregate outstanding principal balance of the loan was $8,000 and $7,500 at December 31, 2005 and 2004, respectively.

Each of the IFC Loan and the KfW Loan is guaranteed by UABL Limited, the parent of UABL Barges. Each loan is also secured by mortgages on existing and future barges and push boats belonging to the subsidiaries of UABL Limited and by a stock pledge of 100% of the stock of UABL Barges. Each loan requires that at all times, the vessels pledged as security have a fair market value of at least 175% of the then outstanding loan amount. The Company’s obligations under these loans are secured by 221 barges and 2 pushboats with a book value of $42,597 at December 31,  2005.

Each loan also contains certain restrictive covenants applicable to UABL Barges, including, among other customary covenants and restrictions: a minimum debt service coverage ratio not lower than 1.00; a limitation on the incurrence of additional debt; a limitation on making expenditures for assets; a prohibition on paying dividends or other distributions or repurchasing, redeeming or otherwise acquiring its stock without the consent of IFC or KfW, as applicable; a limitation on transactions with affiliates; a limitation on selling, leasing, transferring, pledging or disposing of its assets and a prohibition to enter into any derivative transaction other than any for which the IFC is the transaction counter party. Each loan also contains customary events of default. If an event of default occurs and is continuing, IFC or KfW, as applicable, may require that the entire amount of the applicable loan be immediately repaid in full.

In addition, as guarantor of the loans, UABL Limited is subject to certain restrictive covenants, including, among other customary covenants and restrictions: a minimum consolidated debt service coverage ratio of 1.25 until June 15, 2005, and 1.5 thereafter; a maximum consolidated debt to equity ratio of 1.0; a limitation on its or its subsidiaries incurrence of indebtedness; a limitation on its or its subsidiaries making expenditures for assets; a prohibition on its payment of dividends or other distributions, or the purchase, redemption or other acquisition of its shares of stock, unless the proposed distribution or payment is out of retained earnings; a limitation on its and its subsidiaries ability to enter into transactions with affiliates; and a limitation on its or its subsidiaries selling, transferring, pledging or disposing of their respective assets. Each loan also contains a limitation on changes of control, including the sale or pledge by Ultrapetrol (Bahamas) Limited of the stock it holds in the parent entities of UABL Limited.

Neither UABL Barges nor UABL Limited, nor any subsidiaries of UABL Limited, is or will be a subsidiary guarantor of the 2014 Senior Notes. With IFC’s and KfW’s consent, approximately $16,000 of barges owned by certain subsidiaries of UABL Limited were pledged as collateral to secure the 2014 Senior Notes.

During January 2006, UABL Paraguay S.A., a river subsidiary of the Company, rolled over its fuel supply contract for another year that could be considered as a ‘‘take or pay’’ contract. UABL Limited, the parent company of UABL Paraguay S.A. and our river subsidiary guaranteed the compliance with this contract and UABL S.A., a river subsidiary of the Company, mortgaged its pushboat ‘‘San Jose V’’ to secure such contract.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

These facts resulted in the noncompliance with sections 16 (g) and (h) of the Guarantee Agreement by UABL Limited in favor of IFC and KfW. On February 18, 2004 (for the years 2003 and 2004) and on February 28, 2005 (for the years 2005 and 2006), the IFC signed a waiver to sections 16 (g) and (h) of the Guarantee Agreement in order to allow UABL Paraguay S.A. to enter into the ‘‘take or pay’’ fuel supply contract, allow UABL S.A. to mortgage its pushboat ‘‘San Jose V’’ as a security for the fuel supply contract and UABL Limited to guarantee the compliance with this contract. On February 12, 2004, KfW signed a waiver to sections 16 (g) and (h) of the Guarantee Agreement for all the years.

At December 31, 2005 the UABL Limited’s consolidated debt service coverage ratio was 1.37.

On December  19, 2005, the IFC agreed to waive the requirement of Section 15 (i) of each of the guarantee agreement (that UABL Limited shall maintain a guarantor debt service coverage ratio, calculated on a consolidated basis, of not less than 1.5) provided that:

(a)

From June 15, 2005 until the date of the second disbursement under the UABL Paraguay loan agreement UABL Limited shall maintain a guarantor debt service coverage ratio, calculated on a consolidated basis, of not less than 1.35; and

(b)

From and after the date of the second disbursement under the UABL Paraguay loan agreement UABL Limited shall maintain a guarantor debt service coverage ratio, calculated on a consolidated basis, of not less than 1.5.

On January  24, 2006 KfW waived compliance with the provision of Section (j) of the Guarantee Agreement, dated December 17, 2002, solely for the purpose of allowing UABL Limited to maintain a guarantor debt service coverage ratio of 1.25 up to and including March  31, 2006 and not less than 1.5, thereafter.

On September 1, 2005 the IFC granted a waiver to UABL Limited and its subsidiaries for the purpose of allowing the companies to enter into derivative transactions with others parties than the IFC to hedge against fluctuations in fuel cost and for any not exceeding, individually or in the aggregate, the equivalent of 1 year fuel consumption. On September 11, 2005, KfW granted a waiver to this matter.

Loan Agreement with IFC entered into by UABL Paraguay

On March 27, 2003, UABL Paraguay, a subsidiary in the river business, entered into a loan agreement with the IFC in an aggregate principal amount of $10,000.

This loan is divided into two tranches:

Tranche A, amounting to $5,000 payable in eight semiannual installments of $625 each, beginning on June 15, 2006 and ending on December 15,  2009 which accrues interest at LIBOR plus 5.0% per annum, and

Tranche B, amounting to $5,000 payable in eight semiannual installments of $625 each, beginning on June  15, 2006 and ending on December 15, 2009 which accrues interest at LIBOR plus 5.0% per annum.

At December 31, 2005 UABL Paraguay received the first disbursement and the aggregate outstanding principal balance of the loan totaled $3,000.

The Company must pay a fee of 0.50% per annum on the unused portion of the loan on a semiannual basis.

This loan is guaranteed by UABL Limited, the parent company of UABL Paraguay, and UABL S.A., Sernova S.A. and UABL International S.A., all of these related companies of UABL Paraguay, and secured by a second ranking mortgage taken on existing barges and tugboats belonging to UABL Limited and its subsidiaries. UABL Paraguay’s obligations under these loans are secured by 199 barges with a book value of $36,559 at December 31,  2005.

The funds deriving from such loans shall be used to finance (a) the acquisition and refurbishing of barges, (b) the enlargement of existing barges to be used by UABL Paraguay and its related companies and the construction of new barges.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

UABL Paraguay has agreed to keep a debt service coverage ratio not less than 1 and a debt to equity ratio at not greater than 1.5 at all times.

UABL Limited assumed the same guaranties and covenants for this loan afforded to the loan entered by UABL Barges with the IFC.

Balances of financial debt at December 31, 2005 and 2004:

			Nominal value
	Financial institution/ other	Due-year	Current	Noncurrent	Accrued interest	Total	Average rate
Ultrapetrol Bahamas	Notes	2014	$—	$180,000	$1,620	$181,620	9.00%
UABL Barges	IFC	Through 2011	2,143	10,715	51	12,909	Libor + 3.75%
UABL Barges	IFC	Through 2009	1,000	3,000	15	4,015	Libor + 3.50%
UABL Barges	KfW	Through 2009	2,000	6,000	31	8,031	Libor + 3.50%
UABL Paraguay	IFC	Through 2009	750	2,250	6	3,006	Libor + 5.00%
UABL Paraguay	Citibank N.A.	Through 2010	—	988	—	988	Libor + 2.75%
UABL Limited	Transamerica Leasing Inc.	Through 2006	706	—	—	706	8.00%
December 31, 2005			$6,599	$202,953	$1,723	$211,275
December 31, 2004			$8,337	$209,430	$1,771	$219,538

Aggregate annual future payments due on the long-term debt:

Year ending December 31:
2006	$8,322
2007	6,140
2008	6,140
2009	6,140
2010	2,390
Thereafter	182,143
Total	$211,275

7.    COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company's consolidated financial position or results of operations.

a)    Argentinian Customs Dispute

Ultrapetrol S.A., one of the Company's subsidiaries, was involved in a customs dispute with the Customs Authority of Bahía Blanca in Argentina over the alleged unauthorized operation of the Princess Pia in Argentina during 2001. As a result, the Customs Authority of Bahía Blanca issued a resolution claiming the equivalent to $1,610 as import taxes and the equivalent to $1,610 as fines. In response to said resolution, on March 16, 2004, Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court arguing that it did not breach any applicable customs laws since the Princess Pia operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities. The Argentine Tax Court entered judgments in favor of the Company. This decision is final and binding upon the parties. Costs shall be borne by the fiscal authorities.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

b)    Brazilian Customs Dispute

Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the ‘‘Alianza Campana’’) in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension against the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs Tax Authorities to be valued at $4,560. The Secretary of the Brazilian Federal Revenue decided to cancel the penalty of confiscation of the Alianza Campana by means of a decision issued in August 14, 2006. However, the Secretary conditioned his decision on the compliance with the following requirements: (1) the classification of the Alianza Campana under the Regime advaneiro Especial para a industria do Petroleo, or REPETRO, regime and, if such classification is confirmed; (2) the payment, by Ultrapetrol S.A. of a penalty in the amount of one percent (1%) of the customs value of the Alianza Campana, or $46.

In order to comply with the above described requirements, our customer Petróleo Brasileiro S.A. (‘‘Petrobrás’’), presented on September 15, 2006, a formal request to obtain from Brazilian Customs Tax Authorities the recognition of the classification of the Alianza Campana under the REPETRO regime. We believe that the customs authorities will recognize the classification of the Alianza Campana under the REPETRO regime. If such formal recognition is obtained and we subsequently pay the penalty mentioned above, the confiscation penalty will be automatically canceled and the administrative proceeding will be finalized with no further consequences to us.

c)    Paraguayan Customs Dispute

On September 21, 2005 the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the ‘‘Paraguayan Customs Authority’’). The Company believes that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based. We have been advised by UABL’s counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

d)    Fuel supply contract of UABL Paraguay

In January 2006, UABL Paraguay, a river subsidiary of the Company, entered into a fuel supply contract. Under this contract, UABL Paraguay has contracted to purchase a minimum amount of fuel per month through the year 2006 and to make a minimum annual payment of approximately $18,000. The price for the cubic meter is equivalent to the price in the international market plus a margin.

e)    Other

At December 31,  2005, we employed many employees and seafarers as crew on our vessels. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions. We do not believe any labor interruptions will disrupt our operations and harm our financial performance.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

8.    INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)    Bahamas

The earnings from shipping operations were derived from sources outside Bahamas and such earnings were not subject to Bahamian taxes.

b)    Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)    Paraguay

Our subsidiaries Parfina S.A., Oceanpar S.A., UABL Paraguay, Parabal S.A., Yataiti and Riverpar are subject to Paraguayan corporate income taxes.

d)    Argentina

Our subsidiaries Ultrapetrol S.A., UABL S.A. and Sernova S.A. are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income (‘‘TOMPI’’), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Company’s tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year tax on minimum presumed income exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)    Chile

Our subsidiary Corporacion de Navegación Mundial S.A. (Cor.Na.Mu S.A.) is subject to Chilean corporate income taxes.

f)    The United States of America

Pursuant to Section 883 of the US tax code and the final regulations thereunder which became effective for calendar year taxpayers commencing January 1, 2005, a foreign corporation which meets the definition of a ‘‘Qualified Foreign Corporation’’, will be exempt from United States of America corporate income tax on its U.S. source shipping income which, as defined, means 50% of the income derived by a corporation from the international operation of a ship or ships and the performance of certain services directly related thereto that is attributable to the transport of cargo to or from U.S. ports.

A corporation will be considered a Qualified Foreign Corporation if (i) its country of incorporation is a ‘‘Qualified Foreign Country’’ which, as defined, is a foreign country that exempts US corporations from income tax on the type(s) of shipping income (bareboat, time or voyage income) for which exemption is being claimed (the ‘‘Incorporation Test’’), (ii) it meets the ‘‘Ultimate Owner Test’’, and (iii) it files a U.S. federal income tax return (Form 1120F) to claim the Section 883 exemption.

A foreign corporation meets the Ultimate Owner Test if (a) more than 50% of the value of its stock is ultimately owned for more than half the days of the tax year by ‘‘Qualified Shareholders’’ which, as defined includes an individual who is a tax resident of a Qualified Foreign Country, an individual tax resident of a Qualified Foreign Country that is a beneficiary of a pension plan administered in or by such country or another Qualified Foreign Country, the government (or a political subdivision or local authority) of a Qualified Foreign Country and certain not-for-profit organizations organized in a Qualified Foreign Country.

For the years ended December  31, 2004 and 2003, Princely and Ultracape (Holdings) Ltd. satisfied the Incorporation Test because they were incorporated in Panama and Bahamas, respectively, each of which has been recognized by the U.S. tax authorities as a Qualified Foreign Country as confirmed by Revenue Ruling 2001-48.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

For the tax year 2005, since neither Princely and Ultracape earned any U.S. source shipping income, each will file a U.S. tax return on IRS Form 1120F claiming exemption from tax on such basis.

The provision for income taxes (which includes TOMPI) is comprised of:

	For the year ended December 31,
Income tax expense	2005	2004	2003
Current	$178	$570	$108
Deferred	608	72	77
	$786	$642	$185

Ultrapetrol’s pre-tax income for the three years ended December 31, 2005 was taxed in foreign jurisdictions (principally Argentina and Paraguay).

Reconciliation of tax provision to taxes calculated based on the statutory tax rate is as follows:

	For the year ended December 31,
	2005	2004	2003
Pre-tax income (loss)	$25,151	$6,921	$(10,000)
Sources not subject to income tax (tax exempt income)	(23,480)	(7,468)	5,271
	1,671	(547)	(4,729)
Statutory tax rate	35%	35%	35%
Tax expense (benefit) at statutory tax rate	585	(192)	(1,655)
Decrease in valuation allowance	—	—	(33)
Rate differential	(360)	—	—
Effects of foreign exchange changes related to Argentine subsidiary	—	527	1,873
Others	561	307	—
Income tax provision	$786	$642	$185

At December 31,  2005, Argentine subsidiaries had a consolidated credit related to TOMPI of $1,514 which expires $2 in 2009, $260 in 2010, $239 in 2011, $322 in 2012, $174 in 2013, $244 in 2014 and $273 in 2015.

At December 31, 2005, Argentine subsidiaries had accumulated tax loss carryforwards (‘‘NOLs’’) for a consolidated total of $317 that expire $46 in 2006, $189 in 2009 and $82 in 2010. The use of the NOLs will depend upon future taxable income in Argentina.

	At December 31,
	2005	2004
Deferred tax assets
NOLs	$110	$886
TOMPI credit	1,514	1,250
Other, net	100	149
Total deferred assets	$1,724	$2,285
Deferred tax liabilities
Vessels and equipment	826	793
Dry dock	269	519
Total deferred liabilities	$1,095	$1,312
Net deferred tax assets (liabilities)	$629	$973

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

9.    RELATED PARTY TRANSACTIONS

At December 31, 2005 and 2004, the balances of receivables from related parties, were as follows:

	At December 31,
	2005	2004
Current:
– Ravenscroft Shipping Inc.	$2,574	$2,533
– UP Offshore and its subsidiaries(1)	13,726	76
– Puerto del Sur S.A.	1,612	—
– Maritima Sipsa S.A.	16	754
– Comintra	—	250
– Oceanmarine	—	204
– Other	16	116
	$17,944	$3,933

 (1)

This loan accrues interest at a nominal interest rate of 9.50% per year. The principal and the interest accrued have been repaid in full in February, 2006.

	At December 31,
	2005	2004
Noncurrent:
– OTS S.A.	$—	$260
– Puerto del Sur S.A.(1)	1,995	2,280
	$1,995	$2,540

 (1)

This loan accrues interest at a nominal interest rate of 3% per year, payable annually. The principal will be repaid in 8 equal annual installments, beginning on June 30,  2006.

At December 31, 2005 and 2004 the balances of current payables to related parties were as follows:

	At December 31,
	2005	2004
– Ravenscroft Shipping Inc.	$2,008	$587
– OTS S.A.	—	146
– Other	—	35
	$2,008	$768

For the three years ended December 31, 2005, the revenues derived from related parties were as follows:

	2005	2004	2003
– Maritima Sipsa S.A.(1)	$1,976	$2,467	$1,953
– UABL and its subsidiaries(2)	—	2,737	10,284
	$1,976	$5,204	$12,237

 (1)

Sale and repurchase of vessel Princess Marina:

In March  2003 the Company entered into certain transactions to sell, and repurchase in March 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina. The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on consolidated basis at the time of execution. The loan is repaid to the Company on a quarterly basis over a three-year period ending in June 2006, when the vessel will be delivered to the Company. The transaction was recognized in the Company’s statements of operations as a lease, reflecting quarterly payments as charter revenues for $1,976, $2,467 and $1,953 in 2005, 2004 and 2003, respectively, while the vessel remains presented in the accompanying balance sheets as an asset.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

 (2)

River barges and pushboat leases:

Through its subsidiaries, the Company entered into a lease agreement with UABL Limited and its subsidiaries for the rental by UABL Limited of certain river barges and push boats for a daily lease amount for each river barge or pushboat. Since April 23, 2004 the date of UABL Limited acquisition our financial statements included the operations of UABL Limited on a consolidated bases. Therefore, these transactions have been eliminated in the consolidated financial statements. Prior to acquisition, the equity method was used.

Management fees to related parties

For the three years ended December  31, 2005, management fees expensed to these related parties for such services amounted to:

	2005	2004	2003
Oceanmarine(1)	$620	$680	$1,215
Ravenscroft(2)	1,498	833	1,648
Total	$2,118	$1,513	$2,863

 (1)

The Company through certain of its subsidiaries has contracted with Oceanmarine, a company of the same control group as Inversiones Los Avellanos S.A., for certain administrative services. This agreement stipulates a fee of $10 per month and per oceangoing cargo vessel.

 (2)

Pursuant to the individual ship management agreement between Ravenscroft Ship Management Ltd., a Bahamas Corporation (‘‘Ravenscroft Bahamas’’) a company of the same control group as Inversiones Los Avellanos S.A., and the Company’s relevant vessel-owning subsidiaries, Ravenscroft Bahamas has agreed to provide certain ship management services for all of the Company’s vessels. Ravenscroft Bahamas has subcontracted the provision of these services to Ravenscroft Shipping Inc., a Miami-based related party of the Company. This agreement stipulates a fee of $12.5 per month and per oceangoing cargo vessel.

Under these contracts, these related parties are to provide all services necessary for such companies to operate, including but not limited to crewing, insurance, accounting and other required services. Additionally, commissions and agency fees are paid to those related parties.

In addition, the Company pays Ravenscroft a monthly technical ship management fee of €20 (equivalent to $23.5 at December 31,  2005) per passenger vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company pays Ravenscroft for each passenger vessel €25 (equivalent to $29.5 at December 31,  2005) administrative and operational fee per month for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard.

Brokerage commissions

Ravenscroft from time to time acts as a broker in arranging charters for the Company’s oceangoing vessels for which Ravenscroft charges a brokerage commissions of 1.25% on the freight, hire and demurrage of each such charter. Total commission expenses incurred by the Company under this arrangement amounted to $707 for the year ended 2005, $694 for the year ended 2004 and $429 for the year ended 2003.

Voyage expenses paid to related parties

For the three years ended December 31,  2005, the voyage expenses paid to related parties were as follows:

	2005	2004	2003
Bareboat charter paid(1)	$3,977	$—	$—
Agency fees(2)	6	21	100
Ship management fees(3)	—	1,736	6,691
Other	—	—	42
Total	$3,983	$1,757	$6,833

 (1)

Through our subsidiary, Corporación Naviera Mundial S.A., the Company entered into a bareboat charter with UP Offshore (Panamá) S.A., a wholly owned subsidiary of UP Offshore (Bahamas) Ltd. for the rental of the two PSVs named UP Safira and UP Esmeralda for a six-month period for a daily lease amount for each one.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

 (2)

Pursuant to an agency agreement with Ultrapetrol S.A., Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.), a company of the same control group as Inversiones Los Avellanos S.A., has agreed to perform the duties of port agent for the Company in Argentina.

 (3)

Certain of our subsidiaries have had a ship management agreement with Lonehort S.A., a wholly owned subsidiary of UABL Limited, to provide operating and technical ship management services for the river barges and push boat rented by us to UABL Limited and its subsidiaries. Since April 23, 2004, the date of UABL Limited acquisition, our financial statements included the operations of Lonehort S.A., a wholly owned subsidiary of UABL Limited, on a consolidated basis. Therefore, these transactions have been eliminated in the consolidated financial statements. Prior to acquisition, the equity method was used.

Financial advisory services

Prior to the commencement of the offering of its 2014 Senior Notes, an affiliate of one of Ultrapetrol’s shareholders provided advice to the initial purchaser on the terms and structure of the proposed offering for which it was paid a fee of $500 in 2004.

Administration agreement with UP Offshore

On June 25, 2003 the Company signed an administration agreement with UP Offshore.

Under this agreement Ultrapetrol agrees to assist UP Offshore by providing management services required by the latter, including providing the services of the Chief Executive Officer and to provide ongoing management and commercial advisory services up to 2013.

The parties agreed that Ultrapetrol professional fees under this agreement shall be 2% of UP Offshore annual EBITDA as defined in the agreement. In 2005 the professional fee amounted $28. No fees were recognized in 2004 and 2003, because UP Offshore had no EBITDA.

Acquisition of land for a liquids terminal in Mexico

In October 2004 the Company through a subsidiary, purchased 99.99% of Parque Ecológico Industrial Altamira S.A. (PEISA) for $2,000 from a related party of its shareholder, LAIF. The only asset of PEISA is land for expansion of a liquids terminal in Mexico.

10.    BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

Since 2004, the Company organizes its business and started to evaluate performance by its operating segments, Ocean, River, Offshore Supply and starting in 2005 the new Passenger Business. Prior to that date the Company operated with no segments. The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2). The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

Ocean business: In our Ocean Business, we own and operate five oceangoing vessels and semi-integrated oceangoing tug barge units under the trade name Ultrapetrol. Our Suezmax and Aframax vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

River business: In our River Business, we own and operate several dry and tanker barges, and push boats. In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

We operate our push boats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

Offshore supply business: We operate our Offshore Supply Business, using PSVs owned by UP Offshore, which are temporarily operated since July 2005 by our subsidiary Corporación Naviera Mundial S.A. in the spot market in the North Sea under six-month bareboat charters. PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

Passenger business: We own and operate two vessels purchased in 2005. Operations were concentrated in the Mediterranean Sea.

Ultrapetrol’s vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

	For year ended December 31,
	2005	2004	2003
Revenues(1)
– South America	$55,455	$39,871	$23,739
– Europe	59,245	30,356	21,349
– Asia	9,989	21,647	5,188
– Central America	672	3,286	10,351
– North America	—	—	14,606
	$125,361	$95,160	$75,233

 (1)

Classified by country of domicile of charterers.

Revenue by segment consists only of services provided to external customers, as reported in the consolidated statement of operations. Resources are allocated based on segment profit or loss from operations, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company’s operations for the year ended December 31,  2005:

	Ocean business	River business	Passenger business	Offshore supply business	Total
Revenues	$49,874	$54,546	$14,409	$6,532	$125,361
Running and voyage expenses	14,007	43,530	9,326	6,198	73,061
Depreciation and amortization	13,063	7,166	1,104	—	21,333
Gain on disposal of vessels	21,867	—	—	—	21,867
Segment operating profit	39,289	366	3,415	183	43,253
Segment assets	97,717	122,594	27,625	29,811	277,747
Investments in affiliates	—	2,060	—	13,638	15,698
Loss from investment in affiliates	179	306	—	12	497
Additions to long-lived assets	10,678	12,678	28,105	—	51,461

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

The following schedule presents segment information about the Company’s operations for the year ended December 31,  2004:

	Ocean business	River business	Offshore supply business	Total
Revenues	$54,049	$41,111	$—	$95,160
Running and voyage expenses	12,963	27,852	—	40,815
Depreciation and amortization	13,483	5,205	—	18,688
Segment operating profit (losses)	22,831	5,217	(614)	27,434
Segment assets	150,959	109,592	13,097	273,648
Investments in affiliates	145	2,365	13,097	15,607
Income (loss) from investment in affiliates	262	153	(9)	406
Additions to long-lived assets	4,044	23,877	32,013	59,934
Contributions to affiliates	—	—	1,542	1,542

In 2005 revenues from one customer of Ultrapetrol ocean and river business represent approximately $31,000, or 25% of the Company’s consolidated revenues, revenues from one customer of Ultrapetrol ocean business represent approximately $21,000, or 17% of the Company’s consolidated revenues and the revenues for the only customer of the passenger business represent approximately $14,400, or 11% of the Company’s consolidated revenues.

In 2004 revenues from one customer of Ultrapetrol ocean and river business represent approximately $31,000, or 33% of the Company’s consolidated revenues and revenues from one customer of Ultrapetrol ocean business represents approximately $17,000, or 18% of the Company’s consolidated revenues.

In 2003 revenues from three customers of the Company represent approximately $39,000, or 52% of the Company’s consolidated revenues.

11.    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest and income taxes paid for the three years ended December 31, 2005, were as follows:

	For year ended December 31,
	2005	2004	2003
Interest paid	$17,932	$18,346	$14,983
Income taxes paid	$209	$784	$182

12.    TREASURY STOCK

On October 12, 2000 the Company through a wholly owned subsidiary, Avemar Holdings (Bahamas) Limited (‘‘Avemar’’), purchased 537,144 shares of the Company previously owned by Société Internationale D’Investissement S.A. (Bahamas) (‘‘SII’’). The nominal purchase price of said shares was $20,000, $8,000 of which was paid in 2000 and the balance of which was payable $6,400 in 2001, $4,400 in 2002 and $1,200 in 2003.

Therefore, the Company recorded $20,332 in the ‘‘Treasury stock’’ account in the shareholders' equity, $20,000 of which relates to the amount paid to SII and $332 relates to direct cost of acquisition.

On March 20, 2006 two of our shareholders, Inversiones Los Avellanos S.A. and Avemar Holdings (Bahamas) Ltd. (Avemar) (our wholly owned subsidiary), subject to the successful completion of the initial public offering mentioned in Note 14, cancelled their agreement pursuant to which Avemar had previously granted Inversiones Los Avellanos S.A. an irrevocable proxy to vote our shares owned by Avemar.

On September 21, 2006, the two shareholders amended and restated their agreement for which upon the closing of the initial public offering or immediately prior thereto, Avemar and the Company will transfer the shares

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

owned by Avemar to the remaining shareholders of the Company, in proportion to their existing ownership in the Company. If the initial public offering has not taken place by October 31, 2006, this amendment shall be deemed to be null and void. Thus this transaction partakes of the nature of a stock split.

13.    SUMMARIZED FINANCIAL INFORMATION OF UABL

Summarized statements of operations of UABL Limited for the year ended December 31, 2003 for which such affiliate was accounted for by the equity method is presented below:

Revenues	$60,260
Operating expenses	(54,537)
Operating income	5,723
Other income (expense)	(1,359)
Income before tax on minimum presumed income and income tax	4,364
Recovery of tax on minimum presumed income	529
Tax on minimum presumed income	(3)
Income taxes	(623)
Net income for the year	$4,267

14.    SUBSEQUENT EVENTS (UNAUDITED)

Recently, the Company commenced preparation for an initial public offering of its common shares to be registered in the United States of America. The shares held directly by our existing shareholders are expressly entitled to seven votes per share and all other holders of our common shares will be entitled to one vote per share. The special voting rights of the existing shareholders are not transferable. Following the completion of the initial public offering, our existing shareholders will continue to have a majority of the voting power of our common shares.

On March 20,  2006 we purchased, for $11,500 all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. (Ravenscroft) from two of our related companies Crosstrade Maritime Inc. and Crosstrees Maritime Inc. Ravenscroft and its affiliated entities manage the vessels in our Ocean Business, Offshore Supply Business, and Passenger Business. The purchase price of this acquisition was paid in the form of non-interest bearing promissory notes payable upon the earlier of (1) the successful completion of the initial public offering and (2) October 31, 2006. The promissory note is secured by a first-ranking pledge over the shares purchased. We have the option to cause Crosstrade Maritime Inc. and Crosstrees Maritime Inc. to repurchase all, but not less than all, of the Ravenscroft shares purchased for the original consideration. The put option shall commence on the first day after the closing of the acquisition and shall terminate upon the earlier of (1) the successful completion of the initial public offering and (2) October 31,  2006.

Separately, on March 21, 2006, we purchased for $48,000, an additional 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd. (UP Offshore), from LAIF XI Ltd. (LAIF), an affiliate of Solimar Holdings Ltd, one of our shareholders. Following the acquisition of the shares of UP Offshore from LAIF, we hold 94.45% of the issued and outstanding shares of UP Offshore. The purchase price was paid in the form of a non-interest bearing promissory note payable upon the earlier of (1) the successful completion of the initial public offering of the Company and (2) October 31, 2006. The promissory note is secured by a first-ranking pledge over the shares purchased. We have the option to cause LAIF to repurchase from us all, but not less than all, of the UP Offshore shares purchased for the original consideration. The put option shall commence on the first day after the closing of the transaction and shall terminate upon the earlier of (1) the successful completion of the initial public offering of the Company and (2) October 31, 2006.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

The purchase price allocation for these two acquisitions has not yet been completed, but the purchase price in each transaction is expected to be in excess of the carrying value of the net assets acquired.

Also, in March 2006 we hired the administrative personnel and purchased the administrative related assets of Oceanmarine.

On May 3, 2006, we signed an agreement with the IFC, to purchase from the IFC the 7.14% of our subsidiary UP River (Holdings) Ltd., which we do not own for the price of $6,100, plus accrued interest from May 15, 2006 to the closing of this offering. As part of this agreement the IFC will waive its option to convert its interest in UP River (Holdings) Ltd. to our shares and its right to participate in the initial public offering of the Company. This agreement is subject to the successful completion of the offering and the purchase price will be paid from proceeds of the offering.

On March 20, 2006, we exercised our option to repurchase, from Inversiones Los Avellanos S.A., 25,212 shares of our common stock for a total price of $895 and the $895 Note issued in connection with the option was cancelled.

On July 20, 2006, the Company adopted a resolution authorizing the amendment and restatement of its Memorandum and Articles of Association which provides among other things for the increase of the authorized capital stock of the Company to increase to 100,000,000 shares of common stock, par value $0.01 per share. Such amendment (with the exception of the increase in the number of shares and the resulting stock split) will be effective upon closing of the offering.

We have adopted an equity incentive plan, or the Plan, dated July 20, 2006 which will entitle our officers, key employees and directors to receive restricted stock units, stock appreciation rights and options to acquire common stock. Under the Plan, a total of 1,400,000 shares of common stock will be reserved for issuance. The Plan will be administered by our board of directors. Under the terms of the Plan, our board of directors would be able to grant new options exercisable at a price per share to be determined by our board of directors. Under the terms of the Plan, no options would be able to be exercised until at least one year after the date of grant. Any shares received on exercise of the options would not be able to be sold until one year after the date of the stock option grants. All options will expire ten years from the date of grant. The Plan will expire ten years from the closing of the offering.

In addition, on July 20, 2006, we entered into separate consulting agreements that will become effective upon completion of the offering with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief accountant for work they perform for us in various different jurisdictions. These consulting agreements obligate us to grant these companies an aggregate of 310,000 shares of restricted stock and 348,750 shares issuable upon the exercise of options with an exercise price equal to the sale price at the offering to be granted upon the closing of the initial public offering pursuant to our equity incentive plan.

On September 8, 2006 we entered into a Memorandum of Agreement with the Argos Group to form a joint venture to establish a river transportation company on the Magdalena River in Colombia.

On September 21, 2006 Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the ‘‘Existing Shareholders’’) signed a second amended and restated shareholders agreement. Pursuant to this agreement, the Existing Shareholders agree, among other things, that, under certain conditions, neither will vote their shares of common stock in favor of any resolution unless each shall agree.

This amended agreement shall become effective immediately upon the closing of the offering, provided that the offering occurs no later than October 31, 2006.

On September 22, 2006, Ultracape exercised its option to sell 100% of its interest in Ultracape Delaware LLC to MexPlus Puertos S.A. de C.V., a related party of our shareholder, Solimar, for a total price of approximately $2,600.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Up Offshore (Bahamas) Ltd.:

We have audited the accompanying consolidated balance sheet of UP Offshore (Bahamas) Ltd. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UP Offshore (Bahamas) Ltd. and subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Buenos Aires, Argentina
March  17, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

EZEQUIEL A. CALCIATI
Partner

UP Offshore (Bahamas) Ltd. and Subsidiaries

Consolidated Balance Sheet at December 31, 2005

(stated in thousands of U.S. dollars, except share and per share data)

At December 31, 2005
Assets
Current Assets
Cash and cash equivalents	$88
Prepaid expenses	133
Other receivables	320
Total current assets	541
Noncurrent Assets
Restricted cash	651
Commissions paid in advance	1,500
Vessels and equipment, net	89,296
Other assets	480
Total noncurrent assets	91,927
Total assets	$92,468
Liabilities Redeemable Preferred Shares and Shareholders' Equity
Current Liabilities
Accounts payable and accrued expenses	$1,796
Current portion of long-term debt	3,152
Other	32
Total current liabilities	4,980
Noncurrent Liabilities
Due to related parties	13,726
Long-term debt	25,300
Total noncurrent liabilities	39,026
Total liabilities	$44,006
Redeemable Preferred Shares	$3,355
Shareholders' Equity
Common stock, $ 0.01 par value, 60,000,000 authorized shares 45,000,000 issued and outstanding	$450
Additional paid-in capital	44,196
Accumulated other comprehensive income	707
Accumulated deficit	(246)
Total shareholders’ equity	$45,107
Total liabilities, redeemable preferred shares and shareholders’ equity	$92,468

The accompanying notes are an integral part of these consolidated financial statements.

UP Offshore (Bahamas) Ltd. and Subsidiaries

Consolidated Statement of Operations
For the Year ended December 31, 2005

(stated in thousands of U.S. dollars)

For the year ended December 31, 2005
Revenues
Revenues from related parties	$3,977
Operating Expenses
Running cost	(1,331)
Depreciation of vessels and equipment	(757)
Administrative expenses	(1,270)
Total operating expenses	(3,358)
Operating profit	619
Other Income	2
Income before income tax	621
Income tax	—
Net income	621
Dividends on redeemable preferred shares	(183)
Net income available for common shares	$438

The accompanying notes are an integral part of these consolidated financial statements.

UP Offshore (Bahamas) Ltd. and Subsidiaries

Consolidated Statement of Shareholders' Equity
For the Year ended December 31, 2005

(stated in thousands of U.S. dollars)

Balance	Common stock	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total
December 31, 2004	$450	$44,379	$721	$(867)	$44,683
Dividends on redeemable preferred shares	—	(183)	—	—	(183)
Comprehensive income:
Unrealized loss on derivatives	—	—	(14)	—	(14)
Net income	—	—	—	621	621
Total comprehensive income	—	—	(14)	621	607
December 31, 2005	$450	$44,196	$707	$(246)	$45,107

The accompanying notes are an integral part of these consolidated financial statements.

UP Offshore (Bahamas) Ltd. and Subsidiaries

Consolidated Statement of Cash Flows
For the Year ended December 31, 2005

(stated in thousands of U.S. dollars)

For the year ended December 31, 2005
Cash Flows from Operating Activities
Net income	$621
Adjustment to reconcile net income to net cash provided by (used in) operating activities
Depreciation of vessels and equipment	757
Changes in assets and liabilities, net:
Prepaid expenses	(121)
Other receivables	(318)
Commissions paid in advance	(1,500)
Accounts payable and accrued expenses	1,362
Payable to related parties	741
Other	(1,554)
Net cash provided by (used in) operating activities	(12)
Cash Flows from Investing Activities
Expenditures of vessels under construction	(39,625)
Cash Flows from Financing Activities
Capital contribution	1,250
Increase in restricted cash	(651)
Payments of long-term debt	(5,767)
Proceeds from loan from related parties	12,904
Proceeds from long-term debt	30,000
Other	(270)
Net cash provided by financing activities	37,466
Net decrease in cash and cash equivalents	(2,171)
Cash and cash equivalents at the beginning of year	$2,259
Cash and cash equivalents at the end of year	$88
Interest paid	$1,063

The accompanying notes are an integral part of these consolidated financial statements.

UP Offshore (Bahamas) Ltd. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    CORPORATE ORGANIZATION AND CONSOLIDATED COMPANIES

UP Offshore (Bahamas) Ltd. (the ‘‘Company’’) is a company organized and registered as a Bahamanian Corporation. Its shareholders are Ultrapetrol (Bahamas) Ltd. (‘‘Ultrapetrol’’) 27.78%, LAIF 66.67% and Comintra Enterprise Ltd. (‘‘Comintra’’) 5.55% (all together the ‘‘Common shareholders’’).

The Company´s business is focused on serving companies that are involved in the complex and logistically demanding activities of deep water oil production. The Company has ordered the construction of six Platform Supply Vessels (PSV), two of which were delivered during 2005 (when we started our revenue stream), two of which were delivered in 2006, and the remaining two are expected to be delivered during 2007 and 2008. In February 2006, the first of the remaining four PSVs was delivered. The PSVs are designed to transport supplies such as equipment, drill casings, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and platforms.

2.    SIGNIFICANT ACCOUNTING POLICIES

a)    Basis of presentation and principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’).

The consolidated financial statements include the accounts of the Company and its subsidiaries both majority and wholly-owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

At December  31, 2005, the consolidated financial statements include the accounts of the Company and its subsidiaries described as follows:

Company	Origin	% of shares held at December 31, 2005
UP Offshore (Panama) S.A.	Panamanian	100.00
– Packet Maritime Inc.	Panamanian	100.00
– Padow Shipping Inc.	Panamanian	100.00
UP Offshore Apoio Maritima Ltda.	Brazilian	99.99

b)    Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Significant estimates have been made by management, including useful lives of vessels, realizability of deferred tax assets and certain accrued liabilities. Actual results may differ from those estimates.

c)    Revenues and related expenses

Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Revenues are earned under time charters. Since the PSV’s were delivered and the Company started operations, revenues were generated from time charters recognized on a daily basis.

Vessel voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements. The commissions paid in advance represent cash disbursed related to revenue to be generated in future periods. All other voyage expenses and other vessel operating expenses are expensed as incurred.

d)    Foreign currency translation

The Company uses the US dollar as its functional currency. Operations denominated in other currencies are remeasured into US dollars in accordance with SFAS No. 52, Foreign Currency Translation (‘‘SFAS 52’’). Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month. Translation gains and losses resulting from changes in exchange rates for each year are included in the accompanying consolidated statements of operations.

UP Offshore (Bahamas) Ltd. and Subsidiaries

e)    Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market instruments and overnight investments. The credit risk associated with cash and cash equivalents is considered low due to the high credit quality of the financial institutions.

f)    Restricted cash

At December 31, 2005, restricted cash includes fixed deposits of an amount of $600 required under the loan agreement signed with the DVB Bank America NV.

g)    Vessels and equipment, net

Vessels and equipment are stated at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (delivery expenses, interest and on-site supervision costs incurred during the construction periods). Maintenance is charged to expenses as incurred. Depreciation is computed net from the estimated scrap value and is recorded using the straight-line method over the estimated useful lives of the vessels.

Listed below are the estimated useful lives of vessels and equipment:

Useful lives (in years)
PSVs	24
Furniture and equipment	5 to 10

h)    Comprehensive Income (Loss)

SFAS No. 130 Reporting Comprehensive Income (‘‘SFAS 130’’), establishes standards for the reporting and display of comprehensive income (loss), which is defined as the change in equity arising from non-owner sources. Comprehensive income (loss) is reflected in the consolidated statement of shareholders’ equity.

i)    Derivative Instruments

Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Financial Instruments and Hedging Activities (Statement 133), requires companies to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For derivative instruments that are designated and qualify as a cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other income/expense in current earnings during the period of change.

The Company entered in 2003 into a forward exchange contract intended to fully hedge its foreign currency commitment. Under the forward contract, the Company purchased EUROs at various rates from November 2003 to October 2004 in conjunction with the progress payment dates as required by our PSVs construction agreements. During 2004 all forward contracts have been settled. Changes in fair value of the forward contracts are recognized in other comprehensive income. The Company reclassifies the realized gain on the forward contract into earnings in the same periods and in the same pattern as it recognizes depreciation expense on its vessels.

j)    Income taxes

The Company will operate through its subsidiaries, which are subject to the following tax jurisdictions, as follows:

UP Offshore (Bahamas) Ltd. and Subsidiaries

        a)    Bahamas

The earnings from shipping operations were derived from sources outside Bahamas and such earnings were not subject to Bahamanian taxes.

        b)    Panama

The earnings from shipping operations will be derived from sources outside Panama and such earnings are not subject to Panamanian taxes.

        c)    Brazil

UP Offshore Apoio Maritimo Ltda., a 99.99% owned subsidiary is subject to Brazilian corporate income taxes.

The Company accounts for income taxes under the liability method in accordance with SFAS No. 109 Accounting for Income Taxes.

Under this method, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at each period end.

Deferred tax assets are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized.

There is no income tax provision for the current year.

Reconciliation of tax benefit to taxes calculated based on the statutory tax rate is as follows:

Pre-tax income	$621
Sources not subject to income tax (tax exempt income)	(1,308)
(687)
Statutory rate	34%
(234)
Increase in valuation allowance	234
Income tax provision	$—

k)    Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of financial instruments included in the following categories:

Cash and cash equivalents: the carrying amounts reported in the balance sheet approximate fair value due to the short-term nature of such instruments.

Debt: the carrying amounts reported in the balance sheet approximate fair value as the interest rates are adjusted based on LIBOR.

l)    Recent accounting pronouncements

SFAS No. 154 ‘‘Accounting Changes and Error Corrections’’ provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. It also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable.

UP Offshore (Bahamas) Ltd. and Subsidiaries

3.    VESSELS AND EQUIPMENT, NET

Vessels and equipment were summarized below:

PSVs	$32,911
Construction of vessels in progress	57,113
Furniture and equipment	48
90,072
Less: accumulated depreciation	(776)
Vessels and equipment, net	$89,296

In 2005, the Company and its subsidiaries incurred interest cost of $1,635, which was capitalized on vessels.

PSVs construction

In June 2003, UP Offshore (Panama) S.A., signed a shipbuilding contract with the Foreign Economic & Technical Cooperation Co. of Changjang National Shipping Group for construction of two PSVs.

The two PSVs named, UP Esmeralda and UP Safira, with a combined cost of $32,911, were delivered in May and June 2005, respectively.

In 2002 and 2005, UP Offshore (Panama) S.A., entered into loan agreements to finance the construction of the PSVs (see Note 4).

In June 2003, UP Offshore Apoio Maritimo Ltdo. signed shipbuilding contracts for construction of four PSVs with EISA Estaleiro Ilha S/A (EISA), a Brazilian corporation. During November 2005 UP Offshore Apoio Maritimo Ltda. and EISA amended some conditions of the shipbuilding contracts, including the purchase price and the delivery dates.

The four PSVs are to be built by EISA at a combined cost of $69,750. The total remaining commitment at December 31, 2005 for the four PSVs cost is $16,439. In February 2006, the first of the four PSVs, named UP Agua Marinha was delivered.

In 2002 and 2006, UP Offshore Apoio Maritimo Ltda. entered into a loan agreement to finance the construction of the vessels (see Note 4).

4.    LONG-TERM DEBT

a)    Loan with the International Finance Corporation of up to $18,400

On November  15, 2002, UP Offshore (Panama) SA entered into a loan agreement with International Finance Corporation (‘‘IFC’’) for an aggregate principal amount of up to $18,400, consisting of two loans for the purpose of financing the building of two new PSVs: one of up to $13,100 and the other of up to $5,300.

The first loan was payable in 15 equal semiannually installments from June 2005 through June  2012 and accrued interest at LIBOR plus a margin of 2.75% per year, payable semiannually.

The second loan was payable in 13 equal semiannually installments from June 2005 through June 2011 and accrued interest at LIBOR plus a margin of 2.50% per year, payable semiannually.

In 2004 UP Offshore (Panama) SA received advances for this loan for $4,200. During 2005 this amount was fully prepaid with the funds obtained from the DVB NV loan (see Note 4.c).

b)    Loan with the International Finance Corporation of up to $41,600

On December 3, 2002, UP Offshore Apoio Maritimo Ltda. entered into a loan agreement with IFC for an aggregate principal amount of up to $41,600, consisting of two loans for the purpose of financing the building of four new PSVs: one of up to $11,600 and the other of up to $30,000.

The first loan of $11,600 is divided into five tranches each, the first one to the fourth one are in the amount of $2,595 and the fifth tranche is in the amount of $1,220. The loan is payable in 100 monthly installments from January  2005 through April 2013 and accrues interest at LIBOR plus a margin of 4.75% per year, payable semiannually.

UP Offshore (Bahamas) Ltd. and Subsidiaries

The second loan of $30,000 is divided into five tranches each, the first one to the fourth one are in the amount of $6,710 and the fifth tranche is in the amount of $3,160. The loan is payable in 88 monthly installments from January 2005 through April 2012 and accrues interest at LIBOR plus a margin of 4.50% per year, payable semiannually.

At December 31, 2005 there have been no advances on these loans.

c)    Loan with the DVB Bank America NV (DVB NV) of up to $30,000:

On April 27, 2005 UP Offshore (Panama) S.A. as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore (Bahamas) Ltd. as Holding Company entered into a $30,000 loan agreement with DVB NV for the purpose of providing post delivery financing of two PSVs named UP Esmeralda and UP Safira, which were delivered in May and June  2005, and repaying existing financing and shareholder loans.

This loan is divided into two tranches:

Tranche A, amounting to $26,000, shall be repaid by (i) 40 consecutive quarterly installments of $450 each beginning in September 2005 and (ii) a balloon repayment of $8,000 together with the 40 installment and accrues interest at LIBOR rate plus 1.625% per annum, and

Tranche B, amounting to $4,000, shall be repaid by 12 consecutive quarterly installments of $333 each beginning in September 2005 and accrues interest at LIBOR rate plus 2% per annum.

The loan is secured by a mortgage on the UP Safira and UP Esmeralda and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB NV may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until June 2008 that the PSVs pledged as security have an aggregate market value of at least 85% of the value of the loan amount and at all times thereafter an aggregate market value of at least 75% of the value of the loan.

At December 31, 2005 the outstanding principal balance under the loan agreement was $28,433 and the aggregate net book value of the assets pledged was $32,145.

d)    Loan with DVB Bank AG (DVB AG) of up to $15,000

On January 17,  2006 UP Offshore Apoio Maritimo Ltda. as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore (Bahamas) Ltd. as Holding Company entered into a $15,000 loan agreement with DVB AG for the purposes of providing post delivery financing of one PSV named UP Agua Marinha delivered in February 2006.

This loan is divided into two tranches:

Tranche A, amounting to $13,000, shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 together with the 120 installment which accrues interest at LIBOR rate plus 2.25% per annum for so long as the PSV is registered under Brazilian flag or 1.875% per annum for so long as PSV is registered under an approved flag other than Brazilian flag, and

Tranche B, amounting to $2,000, shall be repaid by 35 consecutive installments of $56 each beginning in March 2006 which accrues interest at LIBOR rate plus 2.875% per annum for so long as the PSV is registered under Brazilian flag or 1.875% per annum for so long as PSV is registered under an approved flag other than Brazilian flag.

The loan is secured by a mortgage on the UP Agua Marinha and is jointly and severally irrevocable and unconditionally guarantee by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change its lines of business and amend the terms of subordinated debt. The agreement governing the facility also

UP Offshore (Bahamas) Ltd. and Subsidiaries

contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the PSV pledged as security has an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

On February 3, 2006 the Company drew down an amount of $15,000 of the loan to refinance the loan granted from Ultrapetrol due on the delivery of the PSV Agua Marinha, described in Note 3.

Upon receipt of the drawdown the Company funded a fixed deposit of an amount of $300 regarding the requirements of the loan agreements.

e)    The aggregate annual future payments due on the long-term debt are as follows:

Years ending December 31
2006	$3,152
2007	3,133
2008	2,467
2009	1,800
2010	1,800
Thereafter	16,100
$28,452

5.    SHARE CAPITAL

Pursuant to the articles of incorporation of the Company, the share capital consist of 80,000,000 shares, par value 0.01 each, of which (a) 60,000,000 shares were named common shares, (the ‘‘common shares’’) 45,000,000 of which are issued, authorized and outstanding at December 31, 2005 and (b) 20,000,000 of which were named Series A 6% non-voting redeemable preferred shares (the ‘‘preferred shares’’), 3,000,000 of which are issued and outstanding at December 31, 2005. The Subscription amount of the preferred shares was $3,000.

The preferred shares shall accrue cumulative preferred dividends (whether or not declared, whether or not the Company has earnings or profits, and whether or not there are funds legally available for the payment of such dividends) at the annual rate of 6% of the purchase price of such shares.

Any holder of preferred shares may elect, on or after December 15,  2010, to have the Company redeem all, but not less than all, of the Series A preferred shares at an amount in cash equal to the amount paid for the Series A preferred shares (Subscription amount) plus an amount equal to the product of (i) the EBITDA for the fiscal year ending immediately prior to the fiscal year on which such redemption occurs, multiplied by (ii) (x) if the EBITDA is greater than $30,000,000, 0.03, or (y) if the EBITDA is equal to or less than $30,000,000, 0.04, multiplied by (iii) a fraction, the numerator of which is the Subscription amount at such time and the denominator of which is $10,000,000.

The Company may, in any time, redeem all, but not less than all, of the Series A preferred shares. If the Company exercises this right prior to December 15, 2010, the redemption price shall be an amount equal to the amount necessary to cause the holder to realize an internal rate of return between 14% and 18% per annum on the subscription amount of such shares. If the Company elects to redeem the Series A preference shares after December 15, 2010 the redemption price shall be the same as if the holder of the Series A preference shares decides the redemption.

At December 31, 2005 the redemption of the preferred shares is not probable to occur and there are not future cash obligations attached to these shares for the next five-years.

Also, the preferred shares may be redeemed if a change of control of the Company occurs, but become mandatorily redeemable once notification from the holder is received.

Therefore, the Series A preferred shares were disclosed under the caption ‘‘Redeemable preferred shares’’ in the balance sheet at December  31, 2005.

UP Offshore (Bahamas) Ltd. and Subsidiaries

6.    RELATED PARTY TRANSACTIONS

At December 31, 2005, the balances with related parties were as follows:

Due to related parties

– Ultrapetrol (Bahamas) Ltd.(1)	$13,726

 (1)

This loan accrues interest at a nominal interest rate of 9.50% per year. The principal and the interest accrued have been repaid in full in February 14, 2006 with the funds obtained from the DVB AG loan (see Note 4.d). The amount of this debt has been excluded from current liabilities because the Company refinanced this debt with the long-term debt incurred with the DVB AG (see Note 4.d).

Revenues from related parties

Since the dates our two PSVs UP Esmeralda and UP Safira were put into service, May and June, 2005, respectively, they have been operated by Corporación Naviera Mundial S.A., a wholly owned subsidiary of Ultrapetrol (Bahamas) Ltd. for a six-month period for a daily charter amount for each one. The revenues in 2005 amounted $3,977.

Administration agreement with Ultrapetrol

On June 25, 2003 the Company signed an administration agreement with Ultrapetrol.

Under this agreement Ultrapetrol agrees to assist the Company by providing management services required by the Company in its start-up phase, including providing the services of the Chief Executive Officer to the Company (subject to appointment by the Company’s Board of Directors) and to provide ongoing management and commercial advisory services thereafter.

The parties agreed that Ultrapetrol professional fees under this agreement shall be the 2% of the Company’s annual EBITDA. In 2005 such fees amounted $28.

Ultrapetrol’s services in connection with the agreement began on June 25, 2003, and, unless earlier terminated in accordance with subsections (a) or (b) below, end on December 31, 2013.

The Company may terminate this agreement (a) at any time upon 30 days notice if (i) PSVs representing more than 50% of the gross time charter revenues of the Company arising from contracts in Brazil are sold or (ii) if Ultrapetrol and LAIF cease owning, jointly or separately, more than 50% of the Company’s outstanding voting stock; provided however, such termination shall not be effective unless the Company shall have paid to Ultrapetrol, if such termination occurs (1) from the date of this agreement through December 31,  2006, the sum of $800, (2) from January 1, 2007 through December 31, 2009, the sum in US dollars equal to two times the professional fees due to Ultrapetrol during the previous calendar year and (3) from January 1, 2010 through December 31, 2013, one times the professional fees payable to Ultrapetrol during the previous calendar year or (b) immediately and without notice (i) if Ultrapetrol breaches any term of this agreement or (ii) in the event of gross negligence or failure to perform the services by Ultrapetrol.

Ultrapetrol may terminate this agreement at any time upon 180 days prior notice to the Company and the parties may immediately terminate this agreement upon mutual agreement. If neither party elects to terminate this agreement prior to March 1, 2013, then this agreement shall automatically be extended from year-to-year unless and until one of the parties gives 180 days notice to the other of its desire to terminate the agreement.

In case of termination no further indemnification will be due to the Company to Ultrapetrol other than as provided above.

Commercial agreement with Comintra

On June 25, 2003 the Company signed a commercial agreement with Comintra.

Under this agreement Comintra agrees to assist the Company regarding the commercial activities of the Company’s fleet of 6 PSVs with the Brazilian offshore oil industry. Comintra responsibilities, among others, include marketing the PSVs in the Brazilian market, negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

UP Offshore (Bahamas) Ltd. and Subsidiaries

The parties agreed that Comintra’s professional fees under this agreement shall be the 2% of the gross time charters revenues from Brazilian charters collected by the Company on a monthly basis.

Comintra’s services in connection with this agreement began on June 25, 2003, and, unless earlier terminated in accordance with subsections (b) and (c) below, end on June 25, 2013.

The Company may terminate this agreement (a) at any time upon 30 days notice if (i) PSVs representing more than 50% of the gross time charter revenues of the Company arising from contracts in Brazil are sold or (ii) if Ultrapetrol and LAIF cease owning, jointly or separately, more than 50% of the Company’s outstanding voting stock; (b) Comintra breaches any material term of this agreement; (c) in the event of gross negligence or material failure to perform the services by Comintra, or (d) upon mutual agreement.

In the event of termination under subsections (a) or (d) above, such termination shall not be effective unless and until the Company shall have also paid to Comintra $2,500 (less any fees already paid to Comintra through the termination date). Other than the figures mentioned above no further indemnification will be due by the Company to Comintra.

During 2005 the Company paid in advance to Comintra fees under this agreement in the amount of $1,500.

None of such fees has been expensed in 2005 because the Company had no revenues from Brazilian charters. At December 31, 2005, such amount was recorded in ‘‘Commissions paid in advance’’ in the noncurrent assets.

7.    SUBSEQUENT EVENTS (UNAUDITED)

On March 21, 2006, Ultrapetrol acquired a 66.67% equity interest of the Company from LAIF. Following this acquisition, Ultrapetrol owned directly 94.45% of the Company´s outstanding common stock and the voting power associated with the Company´s voting stock.

Ultrapetrol (Bahamas) Limited and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Stated in thousands of U.S. dollars, except par value and share amounts)

	June 30, 2006	December 31, 2005
Assets
Current Assets
Cash and cash equivalents	$8,558	$7,914
Restricted cash	3,726	3,638
Accounts receivable, net of allowance for doubtful accounts of $361 and $324 in 2006 and 2005, respectively	14,377	9,017
Receivables from related parties	4,330	17,944
Marine and river operating supplies	4,031	3,547
Prepaid expenses	5,897	3,239
Other receivables	7,866	4,997
Total current assets	48,785	50,296
Noncurrent Assets
Other receivables	8,541	7,330
Receivables from related parties	1,710	1,995
Restricted cash	993	68
Vessels and equipment, net	305,761	182,069
Dry dock	9,294	12,743
Investment in affiliates	2,532	15,698
Intangible assets	4,142	—
Goodwill	3,800	—
Other assets	8,841	7,548
Total noncurrent assets	345,614	227,451
Total assets	$394,399	$277,747
Liabilities
Current Liabilities
Accounts payable and accrued expenses	$20,811	$12,696
Payable to related parties	59,500	2,008
Current portion of long-term financial debt	12,504	8,322
Other payables	703	917
Total current liabilities	93,518	23,943
Noncurrent Liabilities
Long-term debt	180,000	180,000
Financial debt, net of current portion	56,527	22,953
Other payables	1,900	—
Total noncurrent liabilities	238,427	202,953
Total liabilities	331,945	226,896
Minority Interest	5,284	2,479
Minority Interest Subject to Put Rights	4,957	4,898
Redeemable Preferred Shares	3,445	—
Shareholders’ Equity
Common stock, $.01 par value: 15,500,000 shares; 3,947,266 shares held in treasury (Note 2.d and 9)	155	155
Additional paid-in capital (Note 9)	68,750	68,750
Treasury stock (Note 9)	(20,332)	(20,332)
Accumulated earnings (deficit)	15	(5,295)
Accumulated other comprehensive income	180	196
Total shareholders’ equity	48,768	43,474
Total liabilities, minority interests, redeemable preferred shares and shareholders’ equity	$394,399	$277,747

The accompanying notes are an integral part of these condensed consolidated financial statements

Ultrapetrol (Bahamas) Limited and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

	Six-month periods ended June 30,
	2006	2005
Revenues
Revenues from third parties	$75,729	$67,680
Revenues from related parties	1,427	1,233
Total revenues	77,156	68,913
Operating Expenses
Voyage expenses	(21,218)	(14,132)
Running costs	(22,967)	(18,166)
Amortization of dry docking	(4,185)	(3,515)
Depreciation of vessels and equipment	(8,606)	(7,172)
Management fees to related parties	(511)	(864)
Amortization of intangible assets	(196)	—
Administrative and commercial expenses	(5,029)	(3,400)
Gain on disposal of vessels	—	21,867
	(62,712)	(25,382)
Operating profit	14,444	43,531
Other Income (Expenses)
Financial expense	(9,669)	(9,317)
Financial income	273	263
Investment in affiliates	724	(163)
Other income (expense)	62	(22)
Total other expenses	(8,610)	(9,239)
Income before income taxes and minority interest	5,834	34,292
Income taxes	(79)	(11)
Minority interest	(445)	(9,503)
Net income	$5,310	$24,778
Basic net income per share (Note 2.d)	$0.46	$2.14
Diluted net income per share (Note 2.d)	$0.45	$2.12
Basic weighted average number of shares	11,552,734	11,552,734
Diluted weighted average number of shares	11,699,118	11,699,118
Pro forma basic and diluted net income per share (Note 2.d)	$0.34
Pro forma basic weighted average number of shares	15,500,000
Pro forma diluted weighted average number of shares	15,646,384

The accompanying notes are an integral part of these condensed consolidated financial statements

Ultrapetrol (Bahamas) Limited and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)

(Stated in thousands of U.S. dollars)

Balance	Common stock (Note 2.d)	Additional paid-in capital (Note 9)	Treasury stock (Note 9)	Accumulated earnings (deficit)	Accumulated other comprehensive income	Total
December 31, 2004	$155	$68,750	$(20,332)	$(19,863)	$200	$28,910
Net income and comprehensive income	—	—	—	24,778	—	24,778
June 30, 2005	$155	$68,750	$(20,332)	$4,915	$200	$53,688
December 31, 2005	$155	$68,750	$(20,332)	$(5,295)	$196	$43,474
Comprehensive income:
– Release of accumulated other comprehensive income to net income	—	—	—	—	(16)	(16)
– Net income	—	—	—	5,310	—	5,310
Total comprehensive income	—	—	—	5,310	(16)	5,294
June 30, 2006	$155	$68,750	$(20,332)	$15	$180	$48,768

The accompanying notes are an integral part of these condensed consolidated financial statements

Ultrapetrol (Bahamas) Limited and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(Stated in thousands of U.S. dollars)

	Six-month periods ended June 30,
	2006	2005
Cash Flows from Operating Activities
Net income	$5,310	$24,778
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels and equipment	8,606	7,172
Amortization of dry docking	4,185	3,515
Expenditure for dry docking	(736)	(2,872)
Note issuance expenses amortization	534	406
Minority interest in equity of subsidiaries	445	9,503
Amortization of intangible assets	196	—
(Gain) on disposal of vessels	—	(21,867)
Net (gain) loss from investment in affiliates	(724)	163
Allowance for doubtful accounts	337	121
Changes in assets and liabilities net of effects from purchase of UP Offshore (Bahamas) and Ravenscroft companies:
(Increase) decrease in assets:
Accounts receivables	(5,072)	(2,351)
Receivable from related parties	(654)	(2,917)
Marine and river operating supplies	(484)	(852)
Prepaid expenses	(1,585)	(1,641)
Other receivables	(1,686)	1,699
Other	(259)	(310)
Increase (decrease) in liabilities:
Accounts payable and accrued expenses	5,224	2,751
Payable to related parties	(770)	(385)
Other	(790)	(1,016)
Net cash provided by operating activities	12,077	15,897
Cash Flows from Investing Activities
Purchase of vessels and equipment	(16,250)	(27,819)
Proceeds from disposals of vessels	—	37,880
Decrease in loans to related parties	11,391	—
Other	206	3
Net cash (used in) provided by investing activities	(4,653)	10,064
Cash Flows from Financing Activities
(Increase) decrease in restricted cash	(324)	14,520
Payments of long-term financial debt	(5,009)	(15,175)
Proceeds from long-term financial debt	—	7,500
Payments of deferred costs related to the initial public offering	(1,335)	—
Redemption of minority interest	—	(13,400)
Other	(112)	(119)
Net cash (used in) financing activities	(6,780)	(6,674)
Net increase in cash and cash equivalents	644	19,287
Cash and cash equivalents at the beginning of year	$7,914	$11,602
Cash and cash equivalents at the end of period	$8,558	$30,889

The accompanying notes are an integral part of these condensed consolidated financial statements

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

1.    CORPORATE ORGANIZATION AND CONSOLIDATED COMPANIES

Organization

Ultrapetrol (Bahamas) Limited (‘‘Ultrapetrol Bahamas’’, ‘‘the Company’’, ‘‘us’’ or ‘‘we’’) is a company organized and registered as a Bahamas Corporation since December 1997.

The Company is a diversified ocean and river transportation company involved in the carriage of dry and liquid cargoes as well as passengers. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo. In our Passenger Business, we are an owner of cruise vessels that transport passengers primarily cruising the Mediterranean and Black Sea. In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition in our Offshore Supply Business we are an owner and operator of Platform Supply Vessels (PSV) that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil.

In March  2006, the Company commenced preparation for an initial public offering of its common shares to be registered in the United States of America. The shares held directly by our existing shareholders will be expressly entitled to seven votes per share and all other holders of our common shares will be entitled to one vote per share. The special voting rights of the existing shareholders are not transferable. Following the completion of the initial public offering, our existing shareholders will continue to have a majority of the voting power of our common shares.

2.    SIGNIFICANT ACCOUNTING POLICIES

a)    Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’) for interim financial information. The consolidated balance sheet at December  31, 2005, has been derived from the audited financial statement at that date. The unaudited condensed consolidated financial statements and the consolidated balance sheet do not include all of the information and footnotes required by US GAAP for complete financial statements. All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements. When a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period is charged for an appropriate portion of the annual cost by the use of deferrals. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

The condensed financial statements for 2005 have been reclassified to conform with the 2006 presentation of certain items.

b)    Identifiable intangible assets

As a result of the Ravenscroft acquisition (see Note 3), the Company recorded identifiable intangible assets including a safety management system, software and customer existent contracts, among others, which are being amortized over useful lives ranging from three to eight years.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

c)    Goodwill

Goodwill is accounted for under the provisions of Statement of Financial Accounting Standards No.142, Goodwill and Other Intangible Assets (‘‘SFAS 142’’). Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. In accordance with SFAS 142, the Company will perform an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company’s impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value of the reporting unit, the Company uses a discounted future cash flow approach that uses estimates for revenue, estimated costs and appropriate discount rates, among others. These various estimates will be reviewed each time the Company tests goodwill for impairment and many are developed as part of the Company’s routine business planning and forecasting process. The Company believes its estimates and assumptions are reasonable; however, variations from those estimates could produce materially different results.

d)    Stock split and pro forma net income per share:

For purpose of effecting a reduction in the unit price of the common shares in order to improve their marketability, on July 20 and September 21, 2006, the shareholders of the Company resolved to declare a stock split of our common stock for 7.34862 common shares per common share held by the existing shareholders of the Company on September 21, 2006.

Therefore, on September 25, 2006 the Company distributed to our existing shareholders 13,390,760 additional common shares on a proportionate basis. After this stock split, the issued and outstanding shares have been increased from 2,109,240 to 15,500,000.

A capitalization of $134 from ‘‘Additional Paid-in Capital’’ to the ‘‘Common Stock’’ account has been reflected retroactively for all of the periods presented.

Consequently, net income per share has been presented for all periods presented based on the common shares outstanding of Ultrapetrol (Bahamas) Limited as adjusted for this stock split net of the shares held in treasury.

Accordingly, 11,552,734 common shares have been considered as being outstanding for all of the periods presented for purposes of determination of net income per share. Diluted net income per share reflects the potential dilution that would occur if securities or other contracts to issue common stock result in the issuance of such stock.

In addition basic and diluted pro forma net income per share, as disclosed in the statement of operations for the six-month period ended June 30,  2006, has been presented giving effect to the distribution to the existing shareholders of the treasury stock mentioned in Note 9, which will become effective on or immediately prior to the initial public offering mentioned in Note 1.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

The following table sets forth the computation of basic and diluted net income per share.

	2006	2005
Numerator:
Numerator for basic and diluted net income per share — Net income	$5,310	$24,778
Denominator:
Denominator for basic net income per share — Weighted average shares	11,552,734	11,552,734
Effect of diluted shares — Warrants issued	146,384	146,384
Denominator for diluted net income per share — Adjusted weighted average shares	11,699,118	11,699,118
Basic net income per share	$0.46	$2.14
Diluted net income per share	$0.45	$2.12
Pro forma denominator:
Pro forma denominator for basic net income per share — Weighted average shares	15,500,000
Effect of diluted shares — Warrants issued	146,384
Pro forma denominator for diluted net income per share — Adjusted weighted average shares	15,646,384
Pro forma basic and diluted net income per share	$0.34

e)    New accounting pronouncements:

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15,  2006. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company’s financial position and results of operations.

3.    BUSINESS ACQUISITIONS

a)    Acquisition of 100% of Ravenscroft

On March 20, 2006, we purchased, for $11.5 million all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. (Ravenscroft) from two of our related companies Crosstrade Maritime Inc. and Crosstrees Maritime Inc. Ravenscroft and its affiliated entities manage the vessels in our Ocean Business, Offshore Supply Business and Passenger Business.

The results of the Ravenscroft acquisition are consolidated in the condensed consolidated financial statements since the date of acquisition.

The Company expects with this acquisition to open new business opportunities and to eliminate the management fees paid to related parties, while bringing the costs of ship management in-house.

The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note payable upon the earlier of (i) the successful completion of the initial public offering or (ii) October 31, 2006. The

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

promissory note is secured by a first-ranking pledge over the shares purchased. We have the option to cause Crosstrade Maritime Inc. and Crosstrees Maritime Inc. to repurchase all, but not less than all, of the Ravenscroft shares purchased for the original consideration. The put option shall commence on the first day after the closing of this acquisition and shall terminate upon the earlier of (i) the successful completion of the initial public offering (ii) or October 31, 2006.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and allocation of purchase price at the date of acquisition. This purchase price allocation is preliminary and is subject to refinement.

Current assets	$1,459
Buildings and equipment	4,644
Identifiable intangible assets	4,338
Goodwill	3,800
Total assets acquired	14,241
Current liabilities	1,582
Noncurrent liabilities	1,159
Total liabilities assumed	2,741
Total purchase price	$11,500

Due to immateriality, the Company has not prepared pro forma information respective to this business combination.

b)    Acquisition of an additional 66.67% of UP Offshore (Bahamas)

On March 21, 2006, we purchased for $48.0 million, an additional 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., from LAIF XI Ltd. (LAIF), an affiliate of Solimar Holdings Ltd., one of our shareholders. Following the acquisition of the shares of UP Offshore (Bahamas) from LAIF, we hold 94.45% of the issued and outstanding shares of UP Offshore (Bahamas).

The results of UP Offshore (Bahamas) acquisition are consolidated in the condensed consolidated financial statements since the date of acquisition.

The purchase price was paid in the form of a non-interest bearing promissory note payable upon the earlier of (i) the successful completion of the initial public offering or (ii) October 31, 2006. The promissory note is secured by a first-ranking pledge over the shares purchased. We have the option to cause LAIF to repurchase from us all, but not less than all, of the UP Offshore shares purchased for the original consideration. The put option shall commence on the first day after the closing of this acquisition and shall terminate upon the earlier of (i) the successful completion of the initial public offering or (ii) October 31,  2006.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and allocation of purchase price at the date of acquisition. This purchase price allocation is preliminary and is subject to refinement.

Current assets	$1,547
Vessels and equipment	79,227
Other noncurrent assets	1,517
Total assets acquired	82,291
Current liabilities	6,070
Noncurrent liabilities	25,955
Total liabilities assumed	32,025
Redeemable preferred shares assumed	2,266
Total purchase price	$48,000

If the transaction had been consummated on January 1, 2005, the Company’s pro forma revenues and net income for the six-month periods ended June 30, 2006 and 2005, would have been as shown below. However, such pro forma information is not necessarily indicative of what actually would have occurred had the transaction occurred on such date.

	For the six-month periods ended June 30,
	2006	2005
Revenues	$77,483	$68,913
Net income	$6,112	$24,640
Basic net income per share	$0.53	$2.13
Diluted net income per share	$0.52	$2.11
Pro forma basic and diluted net income per share	$0.39

c)    UP River (Holdings) Ltd.

In June 2003, the Company sold to International Finance Corporation (IFC) a 7.14% interest in UP River (Holdings) Ltd.

Also the Company agreed to pay to IFC 7.14% of the amount of the respective Charter Party Payments pursuant to the Charter Party Agreements between Ultrapetrol and UABL.

In full consideration for (a) the sale of the shares, and (b) the right to receive a portion of the Charter Party Payments IFC paid to the Company $5,000.

During the period beginning on December 31, 2009 and ending on December  31, 2010, IFC will be able to exercise an option to put all of the shares of UP River (Holdings) Ltd. then owned by it to UP River (Holdings) Ltd. for an amount in cash equal to $5,000 minus the amount of any cash received by IFC in respect of ownership of such shares (whether by dividend, proceeds from Charter Party Payments or otherwise) plus interest thereon, compounded annually calculated as a rate equal to LIBOR plus 200 basis points.

Also, Ultrapetrol shall have the right, exercisable from time to time to purchase from the IFC all of the shares of UP River (Holdings) Ltd. then owned by IFC. The purchase price for the shares to be purchased, which shall be an amount sufficient to result in a realized internal return rate to the IFC on such shares equal to 18% per annum.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

Upon the occurrence of an Ultrapetrol IPO, the IFC has the right to receive in exchange for all but not less than all of the shares owned by it in UP River (Holdings) Ltd., at the option of Ultrapetrol (a) a number of registered Ultrapetrol shares that, when multiplied by the Ultrapetrol IPO price, gives the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) Ltd.'s shares or (b) a number of Ultrapetrol shares (valued at the Ultrapetrol IPO price) and an amount of cash that, in the aggregate, gives the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) LTD's shares.

On May  3, 2006 we signed an agreement with the IFC, to purchase from the IFC the 7.14% of UP River (Holdings) Ltd., which we do not own for the price of $6,100, plus accrued interest from May  15, 2006 to the date of the closing of the initial public offering mentioned in note 1. As part of this agreement the IFC will waive its option to convert its interest in UP River (Holdings) Ltd. to our shares and its right to participate in the initial public offering of the Company. This agreement is subject to the successful completion of the offering and the purchase price will be paid from proceeds of the offering.

At June 30, 2006 and December 31, 2005, the Company presents $4,957 and $4,898, respectively, as a ‘‘Minority interest subject to put rights’’, which represents the initial proceeds received by the IFC plus accrued interest less Charter Party Payments made to the IFC.

d)    Other

In March 2006 we hired the administrative personnel and purchased the administrative related assets of Oceanmarine for $321 (See Note 8 — Management fee).

4.    VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at June 30, 2006 and December 31, 2005 is as follows:

	June 30, 2006	December 31, 2005
	Original book value
Ocean-going vessels	$128,873	$126,776
River barges and pushboats	117,761	116,054
PSV	65,489	—
Construction of PSV in progress	49,315	—
Passenger vessels	37,710	28,105
Furniture and equipment	7,427	6,173
Building, land and operating base	9,356	6,525
Total original book value	415,931	283,633
Accumulated depreciation	(110,170)	(101,564)
Net book value	$305,761	$182,069

At June 30,  2006, the net book value of the assets pledged as a guarantee of the debt was approximately $235,000.

PSVs Construction

In June 2003, UP Offshore Apoio Maritimo Ltdo. (our wholly owned subsidiary in the Offshore Supply Business) signed shipbuilding contracts for construction of four PSVs with EISA Estaleiro Ilha S/A (EISA), a Brazilian corporation. During November 2005 UP Offshore Apoio Maritimo Ltda. and EISA amended some conditions of the shipbuilding contracts, including the purchase price and the delivery dates.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

The four PSVs are to be built by EISA at a combined cost of $69,750. In February 2006, the first of the four PSVs, named UP Agua Marinha was delivered. The total remaining commitment at June 30, 2006 for the three PSVs cost is $22,000, which includes the minimum contractual obligation with the shipyard and the remaining necessary expenditure to commission the three PSVs in service.

In August 2006, the second of the four PSVs, named UP Topazio was delivered.

5.    LONG-TERM DEBT AND OTHER FINANCIAL DEBT

Balances of financial debt at June  30, 2006 and December 31, 2005:

	Financial institution/ Other		Nominal value		Accrued interest
		Due-year	Current	Noncurrent		Total	Average rate
Ultrapetrol (Bahamas) Ltd	Private Investors (Notes)	2014	$—	$180,000	$1,620	$181,620	9.000%
UP Offshore Panama	DVB Tranche A	Through 2015	1,800	22,400	15	24,215	Libor + 1.875%
UP Offshore Panama	DVB Tranche B	Through 2008	1,333	1,333	2	2,668	Libor + 2.250%
UP Offshore Apoio	DVB Tranche A	Through 2016	900	11,800	42	12,742	Libor + 2.250%
UP Offshore Apoio	DVB Tranche B	Through 2009	667	1,111	6	1,784	Libor + 2.875%
UABL Barges	IFC Tranche A	Through 2011	2,143	9,643	48	11,834	Libor + 3.750%
UABL Barges	IFC Tranche B	Through 2009	1,000	2,500	14	3,514	Libor + 3.500%
UABL Barges	KFW	Through 2009	2,000	5,000	28	7,028	Libor + 3.500%
UABL Paraguay	IFC	Through 2009	750	1,875	12	2,637	Libor + 5.000%
UABL Paraguay	Citibank NA	Through 2010	124	865	—	989	Libor + 2.750%
June 30, 2006			$10,717	$236,527	$1,787	$249,031
December 31, 2005			$6,599	$202,953	$1,723	$211,275

a)    Loan with the DVB Bank America NV (DVB NV) of up to $30,000:

On April 27, 2005 UP Offshore (Panama) S.A. (a wholly owned subsidiary of UP Offshore) as Holding Company entered into a $30,000 loan agreement with DVB NV for the purpose of providing post delivery financing of two PSVs named UP Esmeralda and UP Safira, which were delivered in May and June 2005, and repaying existing financing and shareholder loans.

This loan is divided into two tranches:

    Tranche A, amounting to $26,000, shall be repaid by (i) 40 consecutive quarterly installments of $450 each beginning in September 2005 and (ii) a balloon repayment of $8,000 together with the 40 installment and accrues interest at LIBOR rate plus 1.625% per annum if the Holding Company Guaranty has been issued or 1.875% per annum if the Holding Company Guaranty has not been issued, and

    Tranche B, amounting to $4,000, shall be repaid by 12 consecutive quarterly installments of $333 each beginning in September 2005 and accrues interest at LIBOR rate plus 2% per annum if the Holding Company Guaranty has been issued or 2.25% per annum if the Holding Company Guaranty has not been issued.

At June 30, 2006, the Holding Company Guaranty has not been issued.

The loan is secured by a mortgage on the UP Safira and UP Esmeralda and is jointly and severally irrevocably and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

If an event of default occurs and is continuing, DVB NV may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until June 2008 that the PSVs pledged as

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

security have an aggregate market value of at least 85% of the value of the loan amount and at all times thereafter an aggregate market value of at least 75% of the value of the loan.

At June 30, 2006, the outstanding principal balance under the loan agreement was $26,866 and the aggregate net book value of the assets pledged was $41,095.

b)    Loan with DVB Bank AG (DVB AG) of up to $15,000

On January 17, 2006 UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary of UP Offshore) as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore as Holding Company entered into a $15,000 loan agreement with DVB AG for the purposes of providing post delivery financing of one PSV named UP Agua Marinha delivered in February 2006.

This loan is divided into two tranches:

    Tranche A, amounting to $13,000, shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 together with the 120 installments which accrue interest at LIBOR rate plus 2.25% per annum for so long as the PSV is registered under Brazilian flag or 1.875% per annum for so long as PSV is registered under an approved flag other than Brazilian flag, and

    Tranche B, amounting to $2,000, shall be repaid by 35 consecutive installments of $56 each beginning in March 2006 which accrues interest at LIBOR rate plus 2.875% per annum for so long as the PSV is registered under Brazilian flag or 1.875% per annum for so long as PSV is registered under an approved flag other than Brazilian flag.

The loan is secured by a mortgage on the UP Agua Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the PSV pledged as security has an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

At June 30, 2006 the outstanding principal balance under the loan agreement was $14,478 and the aggregate net book value of the assets pledged was $22,216.

6.    COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

Paraguayan Customs Dispute

On September 21, 2005 the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay. The Company believes that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based.

After review of the entire case the Paraguayan Central Tax authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

dissenting view on the third issue for which the Company’s liability, if such interpretation was upheld in court, would be $409. Simultaneously with above, the Central Customs authorities issued a resolution confirming the original determination made by the Customs Authorities at Ciudad del Este therefore committing the matter to a resolution by the Court. The Company has entered a plea with the respective court requesting a confirmation of the release of liability in the two issues where such view was upheld by the Tax authorities and contending the interpretation on the third where the Company claims to be equally non-liable. The legal representative of the Paraguayan Customs Authority has filed an acceptance of our claim, and the court is awaiting notification by the Paraguayan Customs Authority which if received would limit our potential liability to $409.

We have been advised by UABL’s counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

Brazilian Customs Dispute

Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the ‘‘Alianza Campana’’) in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension against the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs Tax Authorities to be valued at $4.56 million. The Secretary of Brazilian Federal Revenue decided to cancel the penalty of confiscation of the Alianza Campana by means of a decision issued on August 14, 2006. However, the Secretary conditioned his decision on the compliance with the following requirements: (1) the classification of the Alianza Campana under the Regime advaneiro Especial para a industria do Petroleo, or REPETRO regime and, if such classification is confirmed; (2) the payment by Ultrapetrol S.A. of a penalty in the amount of one percent (1%) of the customs value of the Alianza Campana or $46.

In order to comply with the above described requirements, our customer Petróleo Brasileiro S.A. (‘‘Petrobrás’’) presented on September 15, 2006, a formal request to obtain from Brazilian Customs Tax Authorities the recognition of the classification of the Alianza Campana under the REPETRO regime. We believe that the customs authorities will recognize the classification of the Alianza Campana under the REPETRO regime. If such formal recognition is obtained and we subsequently pay the penalty mentioned above, the confiscation penalty will be automatically canceled and the administrative proceeding will be finalized with no consequences to us.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

7.    INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)    Bahamas

The earnings from shipping operations were derived form sources outside the Bahamas and such earnings were not subject to Bahamanian taxes.

b)    Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)    Paraguay

Two of our Ocean Business subsidiaries, Parfina S.A. and Oceanpar S.A. and four or our River Business subsidiaries, UABL Paraguay, Parabal S.A., Yataiti and Riverpar are subject to Paraguayan corporate income taxes.

d)    Argentina

Ultrapetrol S.A., one of our Ocean Business subsidiaries and three of our River Business subsidiaries, UABL S.A., Argenpar S.A. and Sernova S.A., are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income (‘‘TOMPI’’), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Company’s tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year tax on minimum presumed income exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)    Brazil

Our subsidiaries in the Offshore Supply Business, UP Offshore Apoio Maritimo Ltda. and Agriex Importadora e Exportadora de Generos Alimenticios Ltda. are subject to Brazilian corporate income taxes.

f)    Chile

Corporación de Navegación Mundial S.A. is subject to Chilean corporate income taxes.

g)    The United States

Pursuant to Section 883 of the US tax code and the final regulations thereunder which became effective for calendar year taxpayers commencing January  1, 2005, a foreign corporation which meets the definition of a ‘‘Qualified Foreign Corporation’’, will be exempt from United States of America corporate income tax on its U.S. source shipping income which, as defined, means 50% of the income derived by a corporation from the international operation of a ship or ships and the performance of certain services directly related thereto that is attributable to the transport of cargo to or from U.S. ports.

A corporation will be considered a Qualified Foreign Corporation if (i) its country of incorporation is a ‘‘Qualified Foreign Country’’ which, as defined, is a foreign country that exempts US corporations from income tax on the type(s) of shipping income (bareboat, time or voyage income) for which exemption is being claimed (the ‘‘Incorporation Test’’), (ii) it meets the ‘‘Ultimate Owner Test’’, and (iii) it files a U.S. federal income tax return (Form 1120F) to claim the Section 883 exemption.

A foreign corporation meets the Ultimate Owner Test if (a) more than 50% of the value of its stock is ultimately owned for more than half the days of the tax year by ‘‘Qualified Shareholders’’ which, as defined includes an individual who is a tax resident of a Qualified Foreign Country, an individual tax resident of a Qualified Foreign Country that is a beneficiary of a pension plan administered in or by such country or another Qualified Foreign

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

Country, the government (or a political subdivision or local authority) of a Qualified Foreign Country and certain not-for-profit organizations organized in a Qualified Foreign Country.

For the six-month periods ended June 30,  2006 and 2005 the Company and its subsidiaries have not earned any U.S. source shipping income.

8.    RELATED PARTY TRANSACTIONS

At June 30, 2006 and December  31, 2005, the balances of receivable from related parties were as follows:

	June 30, 2006	December 31, 2005
Current:
Receivable from related parties
– UP Offshore Bahamas Ltd. and its subsidiaries(1)	—	13,726
– Maritima Sipsa S.A.	365	16
– Puertos del Sur S.A. and O.T.S.	2,542	1,612
– Other	1,423	2,590
	$4,330	$17,944

(1)    This loan accrues interest at a nominal interest rate of 9.50% per year. The principal and the interest accrued have been repaid in full in February, 2006.

Noncurrent:
Loans receivable from related parties
– Puerto del Sur S.A.(1)	$1,710	$1,995
	$1,710	$1,995

(1)    This loan accrues interest at a nominal interest rate of 3% per year, payable annually. The principal will be repaid in 8 equal annual installments, beginning on June 30, 2006. The current portion is included in current receivables from related parties.

At June 30, 2006 and December  31, 2005 the balance of payable to related parties were as follows:

	June 30, 2006	December 31, 2005
Payable to related parties
– LAIF XI Ltd. (Note 3.b)	$48,000	$—
– Crosstrade Maritime Inc. and Crosstrees Maritime Inc. (Note 3.a)	11,500	—
– Ravencroft Shipping Inc	—	2,008
	$59,500	$2,008

For the six-month periods ended June 30, 2006 and 2005, the revenues derived from related parties were as follows:

	For the six-month periods ended June 30,
	2006	2005
– Maritima Sipsa S.A.	$1,427	$1,233
Total	$1,427	$1,233

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

Sale and repurchase of vessel Princess Marina

In 2003, the Company entered into certain transactions to sell, and repurchase in 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina. The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on a consolidated basis at the time of execution. The loan is repaid to the Company on a quarterly basis over a three-year period ended June  2006. In June 2006, the Company and Maritima Sipsa S.A. entered into an amended agreement to modify the repurchase price and the delivery date of the vessel to February 2007. The transaction was recognized in the Company’s statements of operations as a lease, reflecting quarterly payments as charter revenues for $ 1,427 and $ 1,233 for the six-month periods ended June 30, 2006 and 2005, respectively, while the vessel remains presented in the accompanying balance sheets as an asset.

Bareboat charter paid to related parties

Since the second quarter of 2005, through our subsidiary, Corporación de Navegación Mundial S.A., the Company entered into a bareboat charter with UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore for the rental of the two PSVs named UP Safira and UP Esmeralda for a daily lease amount for each one. Since March 21, 2006, the date of UP Offshore additional acquisition, our condensed consolidated financial statements included the operations of UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore, on a consolidated basis. Therefore, these transactions have been eliminated in the condensed consolidated financial statements since that date. Prior to the additional acquisition, the equity method was used.

For the six-month period ended June 30, 2006 the charters amounted to $2,640.

Management fee

For the six-month periods ended June 30, 2006 and 2005, management fees were expensed with the following related parties to:

	For the six-month periods ended June 30,
	2006	2005
Oceanmarine(1)	$150	$300
Ravenscroft Shipping Inc.(2)	361	564
Total	$511	$864

(1)    The Company through certain of its subsidiaries has contracted with Oceanmarine, a company under the same control group as Inversiones Los Avellanos S.A., for certain administrative services. This agreement stipulates a fee of $10 per month and per ocean going cargo vessel.

(2)    Pursuant to the individual ship management agreement between Ravenscroft Ship Management Ltd., a Bahamas Corporation (‘‘Ravenscroft Bahamas’’) a company of the same control group as Inversiones Los Avellanos S.A., and the Company’s relevant vessel-owning subsidiaries, Ravenscroft Bahamas has agreed to provide certain ship management services for all of the Company’s vessels. Ravenscroft Bahamas has subcontracted the provision of these services to Ravenscroft Shipping Inc., a Miami-based related party of the Company. This agreement stipulates a fee of $12.5 per month per ocean going cargo vessel. Under these contracts, these related parties are to provide all services necessary for such companies to operate, including but not limited to crewing, insurance, accounting and other required services. Additionally, commissions and agency fees are paid to those related parties.

In addition, the Company pays Ravenscroft a monthly technical ship management fee of €20 (equivalent to $25.6 at June 30, 2006) per passenger vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company pays Ravenscroft for each passenger vessel €25 (equivalent to $32 at June 30, 2006) administrative and operational fee per month for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

We purchased Ravenscroft (see Note 3) and hired the administrative personnel and purchased the administration related assets of Oceanmarine in March 2006 (see Note 3); accordingly, after those acquisitions, we will not pay fees to these related parties, but will directly incur in-house all costs of ship management and administration.

Brokerage commissions

Ravenscroft from time to time acts as a broker in arranging charters for the Company’s oceangoing vessels for which Ravenscroft charges brokerage commissions of 1.25% on the freight, hire and demurrage of each such charter. Total commission expenses incurred by the Company under this arrangement amounted to $319 and $541 respectively, for the six-month periods ended June  30, 2006 and 2005, respectively.

In addition, during the six-month period ended June 30, 2005, the Company paid to Ravenscroft $399 for its participation in the sale of one of our vessels.

Since March 20, 2006, the date of Ravenscroft acquisition, our condensed consolidated financial statements included the operations of Ravenscroft, on a consolidated basis. Therefore, these transactions have been eliminated in the condensed consolidated financial statements since that date.

Administration agreement with UP Offshore

On June 25, 2003 the Company signed an administration agreement with UP Offshore.

Under this agreement Ultrapetrol agrees to assist UP Offshore by providing management services required by the latter, including providing the services of the Chief Executive Officer and to provide ongoing management and commercial advisory services up to the year 2013.

The parties agreed that Ultrapetrol professional fees under this agreement shall be the 2% of UP Offshore annual EBITDA as defined in the agreement. For the six-month period ended June 30, 2006 the professional fee amounted $40. Since March 21, 2006, the date of UP Offshore additional acquisition, our condensed consolidated financial statements included the operations of UP Offshore, on a consolidated basis. Therefore, these transactions have been eliminated in the condensed consolidated financial statements since that date. Prior to acquisition, the equity method was used. For the six-month period ended June 30, 2005, no fees were recognized because UP Offshore had no EBITDA.

Commercial agreement with Comintra

On June 25, 2003, UP Offshore signed a commercial agreement with Comintra. Under this agreement Comintra agrees to assist UP Offshore regarding the commercial activities of UP Offshore’s fleet of six PSVs with the Brazilian offshore oil industry. Comintra’s responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

The parties agreed that Comintra’s professional fees under this agreement shall be 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore on a monthly basis.

Comintra’s services in connection with this agreement began on June 25, 2003, and, unless earlier terminated end on June 25, 2013.

UP Offshore may terminate this agreement (a) at any time upon 30 days notice if (i) PSVs representing more than 50% of the gross time charter revenues of UP Offshore arising from contracts in Brazil are sold or (ii) Ultrapetrol and LAIF cease owning, jointly or separately, more than 50% of UP Offshore’s outstanding voting stock; (b) Comintra breaches any material term of this agreement; (c) in the event of gross negligence or material failure to perform the services by Comintra, or (d) upon mutual agreement.

In the event of termination under subsections (a) or (d) above, such termination shall not be effective unless and until UP Offshore shall have also paid to Comintra $2,500 (less any fees already paid to Comintra through the termination date). Other than the figures mentioned above no further indemnification will be due by UP Offshore to Comintra.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

During 2005 UP Offshore paid in advance to Comintra fees under this agreement in the amount of $1,500.

For the six-month period ended June 30,  2006 the fees amounted to $40. None of such fees has been expensed in the six-month period ended June 30, 2005 because UP Offshore had no revenues from Brazilian charters.

9.    SHARE CAPITAL

On June  28, 2001, the Company issued 138,443 new shares for $5,295 which were totally subscribed by Inversiones Los Avellanos SA, one of the Company’s original shareholders and was paid $3,297 in 2001 and $1,104 in 2002 and the balance was payable in July 2006. The Company has an option to repurchase 25,212 of its shares for a total price of $894 from Inversiones Los Avellanos S.A. until July  2006.

On March 20, 2006, we exercised our option to repurchase, from Inversiones Los Avellanos S.A., 25,212 shares of our common stock for a total price of $894 and the $894 Note issued in connection with the option was cancelled. The shares were also cancelled.

On October 12, 2000 the Company through a wholly owned subsidiary, Avemar Holdings (Bahamas) Limited (‘‘Avemar’’), purchased 537,144 shares of the Company.

Therefore, the Company recorded $20,332 in the ‘‘Treasury stock’’ account in the shareholders’ equity, $20,000 of which relates to the amount paid to Société Internationale D’Invertissement S.A. (Bahamas) and $322 relates to direct cost of acquisition.

On March 20, 2006 two of our shareholders, Inversiones Los Avellanos S.A. and Avemar (our wholly owned subsidiary), subject to the successful completion of the initial public offering mentioned in Note 1, cancelled their agreement pursuant to which Avemar had previouly granted Inversiones Los Avellanos S.A. an irrevocable proxy to vote our shares owned by Avemar.

On September 21, 2006, the two shareholders amended and restated their agreement for which upon the closing of the initial public offering or immediately prior thereto, Avemar and the Company will transfer the shares owned by Avemar to the remaining shareholders of the Company, in proportion to their existing ownership in the Company. If the initial public offering has not taken place by October 31, 2006 this amendment shall be deemed to be null and void. Thus, this transaction partakes of the nature of a stock split.

At June 30, 2006 the shareholders of Ultrapetrol Bahamas are Solimar Holdings Ltd., Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) and Avemar, our wholly owned subsidiary, in the proportion of 47.22%, 23.52%, 3.79% and 25.47%, respectively. Since Avemar granted an irrevocable proxy to Inversiones Los Avellanos S.A. in full for all of its voting powers related to its interest in the Company, at June 30, 2006, Inversiones Los Avellanos S.A. held directly and indirectly 52.78% of the Company’s voting rights. However, pursuant to a shareholder agreement between Solimar Holdings Ltd. and Inversiones Los Avellanos S.A., both shareholders hold sufficient participating rights in the operation of the Company that results in neither shareholder having control of the Company.

On July 20, 2006, the Company adopted a resolution authorizing the amendment and restatement of its Memorandum and Articles of Association which provides among other things for the authorized capital stock of the Company to increase to 100,000,000 shares of common stock, par value $0.01 per share. Such amendment (with the exception of the increase in the number of shares and the resulting stock split) will be effective upon closing of the offering.

On September 21, 2006 Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the ‘‘Existing Shareholders’’) signed a second amended and restated shareholders agreement. Pursuant to this agreement, the Existing Shareholders agree, among other things, that, under certain conditions, neither will vote their shares of common stock in favor of any resolution unless each shall agree.

This amended agreement shall become effective immediately upon the closing of the offering, provided that the offering occurs no later than October 31, 2006.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

10.    PREFERRED SHARES OF UP OFFSHORE (BAHAMAS) LTD.

In January 2004, UP Offshore issued 3,000,000 of its Series A 6% non-voting redeemable preferred shares for a subscription price of $3,000.

The preferred shares shall accrue cumulative preferred dividends (whether or not declared, whether or not UP Offshore has earnings or profits, and whether or not there are funds legally available for the payment of such dividends) at the annual rate of 6% of the purchase price of such shares.

Any holder of preferred shares may elect, on or after December 15, 2010, to have UP Offshore redeem all, but not less than all, of the Series A preferred shares at an amount in cash equal to the amount paid for the Series A preferred shares (Subscription amount) plus an amount equal to the product of (i) the EBITDA for the fiscal year ending immediately prior to the fiscal year on which such redemption occurs, multiplied by (ii) (x) if the EBITDA is greater than $30,000,000, 0.03, or (y) if the EBITDA is equal to or less than $30,000,000, 0.04, multiplied by (iii) a fraction, the numerator of which is the Subscription amount at such time and the denominator of which is $10,000,000.

UP Offshore may, at any time, redeem all, but not less than all, of the Series A preferred shares. If UP Offshore exercises this right prior to December  15, 2010, the redemption price shall be an amount equal to the amount necessary to cause the holder to realize an internal rate of return between 14% and 18% per annum on the subscription amount of such shares. If UP Offshore elects to redeem the Series A preferred shares after December 15, 2010 the redemption price shall be the same as if the holder of the Series A preferred shares decides the redemption.

Also, the preferred shares may be redeemed if a change of control of UP Offshore occurs.

The shares shall become mandatorily redeemable once notification from the holder is received.

At June 30, 2006 and December  31, 2005, the Series A preferred shares were disclosed under the caption ‘‘Redeemable preferred shares’’ in the balance sheets.

11.    BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River, Offshore Supply and starting in 2005 the new Passenger Business. The accounting policies of the reportable segments are the same as those for the condensed consolidated financial statements. The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

Ocean Business:    In our Ocean Business, we own and operate five oceangoing vessels and one semi-integrated oceangoing tug barge units under the trade name Ultrapetrol. Our Suezmax and Aframax vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

River Business:    In our River Business, we own and operate several dry and tanker barges, and push boats. In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

We operate our push boats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

Offshore Supply Business:    We operate our Offshore Supply Business, using PSVs of UP Offshore (Bahamas), two are employed in the spot market in the North Sea and two in the Brazilian market. PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

Passenger Business:    We own two vessels purchased in 2005. Operations were concentrated in the Mediterranean and Black Sea.

Ultrapetrol’s vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

	For the six-month periods ended June 30,
	2006	2005
Revenues(1)
− South America	$37,596	$29,302
− Europe	36,143	29,910
− Asia	2,289	9,383
− Other	1,128	318
	$77,156	$68,913

(1)    Classified by country of domicile of charterers.

The following schedule presents segment information about the Company’s operations for the six-month period ended June 30,  2006:

	Ocean Business	River Business	Offshore Supply Business	Passenger Business	Total
Revenues	$20,454	$36,939	$10,400	$9,363	$77,156
Running and voyage expenses	7,297	25,194	4,991	6,703	44,185
Depreciation and amortization	7,101	3,913	652	1,125	12,791
Segment operating profit	3,415	5,632	4,049	1,348	14,444
Segment assets	103,810	128,290	122,731	39,568	394,399
Investments in affiliates	387	2,145	—	—	2,532
Income (loss) from investment in affiliates	422	(20)	322	—	724
Additions to long-lived assets	1,146	2,369	3,129	9,606	16,250

The following schedule presents segment information about the Company’s operations for the six-month period ended June 30,  2005:

	Ocean Business	River Business	Offshore Supply Business	Passenger Business	Total
Revenues	$32,678	$29,607	$—	$6,628	$68,913
Running and voyage expenses	7,185	21,016	—	4,097	32,298
Depreciation and amortization	6,870	3,375	—	442	10,687
Gain on disposal of vessels	21,867	—	—	—	21,867
Segment operating profit	37,148	4,482	—	1,901	43,531
Additions to long-lived assets	2,340	8,074	—	17,405	27,819

12.    SUBSEQUENT EVENTS

We have adopted an equity incentive plan, or the Plan, dated July 20, 2006 which will entitle our officers, key employees and directors to receive restricted stock units, stock appreciation rights and options to acquire common stock. Under the Plan, a total of 1,400,000 shares of common stock will be reserved for issuance. The Plan will be administered by our board of directors. Under the terms of the Plan, our board of directors would

Ultrapetrol (Bahamas) Limited and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS   (Continued)

(Stated in thousands of U.S. dollars, except otherwise indicated)
(Information pertaining to the six-month periods ended June 30, 2006 and 2005 is unaudited)

be able to grant new options exercisable at a price per share to be determined by our board of directors. Under the terms of the Plan, no options would be able to be exercised until at least one year after the closing of the offering. Any shares received on exercise of the options would not be able to be sold until one year after the date of the stock option grant. All options will expire ten years from the date of grant. The Plan will expire ten years from the closing of the offering.

In addition, on July  20, 2006 we entered into separate consulting agreements that will become effective upon completion of the offering with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief accountant for work they perform for us in various different jurisdictions. These consulting agreements obligate us to grant these companies an aggregate of 310,000 shares of restricted stock and 348,750 shares issuable upon the exercise of options, with an exercise price equal to the sale price at this offering, to be granted upon the closing of the initial public offering pursuant to our equity incentive plan.

On September 8, 2006, we entered into a Memorandum of Agreement with the Argos Group to form a joint venture to establish a river transportation company on the Magdalena River in Colombia.

On September 22, 2006, Ultracape exercised its option to sell 100% of its interest in Ultracape Delaware LLC to MexPlus Puertos S.A. de C.V., a related party of our shareholder Solimar, for a total price of approximately $2,600.

OBO Princess Katherine

ULTRAPETROL

UP ESMERALDA

New Flamenco